Form 20-F
period 2023-04-30
Earlyworks Co., Ltd.
filed 2023-09-15
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-41752

Earlyworks Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive offices)

Satoshi Kobayashi, Chief Executive Officer and Representative Director

Telephone: +81 03-5614-0978

Email: satoshi-k@e-arly.works

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	ELWS	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the registration of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,039,400 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares of Earlyworks Co., Ltd., each of which represents one Ordinary Share (defined below);

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to the ordinary shares of Earlyworks Co., Ltd.;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” or “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Earlyworks Co., Ltd.

This annual report on Form 20-F includes our audited financial statements for the fiscal years ended April 30, 2023, 2022, and 2021. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY135.99= $1.00, which was the foreign exchange rate on April 28, 2023 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on May 1, 2023. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/20221003/.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Blockchain is a nascent and rapidly changing technology and the use of blockchain technology in the commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain technology may adversely affect our business.

Blockchain is an emerging technology that offers new capabilities. The development of blockchain technology is a new and rapidly evolving industry that is subject to a high degree of uncertainty. The capabilities of blockchain technology have not been fully confirmed. The utilization of blockchain technology may face opposition by certain participants in the market, who may criticize blockchain technology for its slow processing speed, poor real-time data processing capacity and burdensome learning costs, among other things. In addition, blockchain technology is subject to technical risks such as forking. Most blockchain networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Factors affecting the further development of blockchain industry include, without limitation:

●	continued worldwide growth in the adoption and use of blockchain technology;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics;

●	changes in public tastes and preferences;

●	the popularity or acceptance of blockchain networks and assets; and

●	government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation and use of blockchain networks and assets.

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors, innovators, and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and operations.

If we are unable to apply technology effectively in driving value for our customers through blockchain-based solutions, our business could be adversely affected.

Our success depends on our ability to apply our proprietary blockchain technology, Grid Ledger System (“GLS”), develop new products and services, and improve the performance and cost-effectiveness of the existing products and services, in each case in ways that address current and anticipated customer requirements, industry needs and future trends. Such success is dependent upon several factors, including technology effectiveness, functionality, competitive pricing, licensing and integration with existing and emerging technologies. The blockchain industry is characterized by rapid technological changes. If we fail to develop and implement technology solutions and technical expertise that keep pace with changes in technology, industry standards, and customer preferences, our value proposition could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. In addition, GLS may not gain acceptance or recognition in the market which is dominated by more established and conventional technologies, even though we believe GLS is superior to the conventional blockchains. Our unique advantage created by GLS may be threatened by intensified competition in the market if our competitors invent similar technologies in the future. Any of these events could result in a material adverse effect on our operating results, customer relationships, and business.

We may not be able to adequately evaluate the risks associated with the NFT platforms developed by us.

NFTs, or non-fungible tokens, are cryptographic assets on a blockchain with unique identification codes and metadata that distinguish them from each other. Similar to cryptocurrency, NFTs are issued, stored, and traded on a blockchain network. Different from cryptocurrency, NFTs are unique and cannot be replaced with other like-kind assets. Traditional digital products can be easily duplicated and distributed without the ability to determine their authenticity. In comparison, NFTs are unique and can be distributed and traded with the ability to prove their authenticity and ownership. We were selected by Hakuhodo DY Music & Pictures Inc. (“Hakuhodo”) to develop a platform called Animap where Hakuhodo sells its NFTs. Hakuhodo is the sole owner of Animap and independently manages the daily operation of Animap. Hakuhodo obtains permission from copyright owners to convert their copyrighted works into NFTs, handles inquiries, complaints, purchase cancellations, refunds and requests as well as provides other customer support for Animap users. We own certain intellectual property rights in the system used to develop Animap. We do not own, operate or maintain Animap, nor do we have any custody, ownership interests or intellectual property rights in the NFTs that are sold on Animap. We also developed another NFT trading platform for a different business partner. Such business partner operates the platform and we produce the NFTs that are sold on the platform. We own the intellectual property rights in the platform and the NFTs that we developed and created.

Because the market for NFTs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact us. Further, market acceptance of NFTs is uncertain because buyers may be unfamiliar or uncomfortable with transacting in digital assets and assessing the value of NFTs. The trading platforms developed by us are also subject to cybersecurity risks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. In addition, an unauthorized party may acquire the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient. The occurrence of any of these risks could materially and adversely affect our reputation and business.

The NFT platforms developed by us may expose us to legal and regulatory risks.

Recently, the U.S. regulatory authorities have signalled sanctions could apply to digital transactions and have pursued enforcement actions involving cryptocurrencies and digital asset accounts. On August 28, 2023, the U.S Securities and Exchange Commission charged Impact Theory, LLC, a media and entertainment company headquartered in Los Angeles, with conducting an unregistered offering of crypto asset securities in the form of purported NFTs. As a result, Impact Theory, LLC was ordered to pay a combined total of more than $6.1 million in disgorgement, prejudgment interest, and a civil penalty. The nature of many NFT transactions involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology, which have implications on a wide range of liability issues. NFT transactions may be subject to laws governing virtual currency or money transmission. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. The NFT platforms expose us to the foregoing risks, among others, any of which could materially and adversely harm our business, financial condition, results of operations, reputation, and prospects.

Our technology is dependent on telecommunications infrastructure and the performance of devices equipped with blockchain.

The success of our blockchain-based products and services will depend on the continued development of a stable telecommunications infrastructure with the necessary speed, data capacity and security, complementary products such as high-speed networking equipment for providing reliable internet access and services, and other devices that are equipped with blockchain. There is no assurance that the relevant infrastructure and devices will continue to be able to support the demands placed on it by the growth of blockchain technology. There is also no assurance that the infrastructure or complementary products or services necessary to support the blockchain technology will be developed in a timely manner, or that such development will not incur substantial costs to adapt to changing technologies. The failure of these platforms and devices or their development could materially and adversely affect our business, financial condition and results of operation.

Cybersecurity incidents may materially and adversely affect our business.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain technology. To reduce security concerns, GLS employs intermediate processing nodes, which are independent of the nodes that make up the blockchain network and process the actual transactions. Even if the intermediate processing nodes are stopped, the transactions cannot be tampered with. To reduce the impact of attacks on intermediate processing nodes and any unauthorized access, GLS allows the use of firewalls and other means to prevent cyberattacks, thereby providing security. However, our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide, which in turn could have an adverse effect on our business.

We may experience operational system failures or interruptions that could materially harm our ability to conduct our operations.

We rely on the capacity, reliability and security of third-party systems and software to support our operations. For example, we employ Google Drive to process, transmit and store information. The systems of third-party providers may experience material interruptions or failures due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, employee or customer error or misuse, targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. If any of the systems do not operate properly, are compromised or are disabled, we could suffer adverse impact on our operations.

If we are not able to successfully compete, our business will be materially harmed.

We design, upgrade, and maintain technology systems for our customers. We expect to encounter competition in our business, including from entities having substantially greater capital and resources and offering a wider range of products and services. Many of our competitors may have greater financial, marketing, technological and personnel resources than we do, and may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Our ability to develop competitive advantages will require continued improvement in GLS, enhancements to our products, investment in the development of our services, and additional marketing activities. There can be no assurance that we will timely implement changes into our technology, that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services, or that we will otherwise be successful in developing market share. If competitors offer superior services, or implement changes in a timelier and more cost-effective manner, our market share could be affected, and this would adversely impact our business and results of operations.

Competitors will likely attempt to imitate our services, products and technology. If we are unable to protect or preserve our proprietary rights, our business may be harmed.

As our business continues to expand, our competitors will likely imitate our products, services, and technology. Only a portion of the intellectual property used in the operation of our business lines is patentable, and therefore we rely on trade and service marks, copyrights, trade secrets, and other forms of intellectual property protection. We also rely on confidentiality agreements with employees, consultants, third-party service providers, and others to protect our intellectual property and proprietary rights.

Nevertheless, the steps we take to protect our intellectual property and proprietary rights against infringement or other violation may be inadequate. There is no assurance that others will not independently develop technology with the same or similar function to any proprietary technology that we rely on. We may experience difficulty in effectively limiting the unauthorized use of our intellectual property and proprietary rights. We could incur significant costs and management distraction in pursuing claims to enforce our intellectual property and proprietary rights through litigation. If we are unable to protect or preserve the value of our intellectual property and proprietary rights for any reason, our brand and reputation could be damaged and our business, financial condition, and results of operations could be materially adversely affected.

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors. Our success depends on our ability to successfully maintain and improve our technology and systems to meet the functionality, performance, reliability and speed requirements of our customers. Negative publicity regarding our Company, our technology, our key personnel, or blockchain technology generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

If one or more competitors obtain patents covering technology critical to the operation of our business, we may infringe on the intellectual property rights of others.

If one or more other persons, companies or organizations has or obtains a valid patent covering technology critical to the operation of our business, there can be no assurance that such entity would be willing to license such technology at acceptable prices or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Due to the fundamentally open-source nature of blockchain technology, we may not always be able to determine that we are using or accessing protected information or software. In addition, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may currently be pending applications of which we are unaware that may later result in issued patents that our products infringe.

We could expend significant resources defending against patent infringement and other intellectual property right claims, which could require us to divert resources away from our operations. Any damages we are required to pay or injunctions against our continued use of such intellectual property in resolution of such claims may cause a material adverse effect to our business, financial condition and results of operations.

If we are unable to successfully identify, hire and retain skilled individuals, our business will be adversely affected.

Our growth is based, in part, on our ability to attract and retain highly skilled professionals and software engineers. We aim to motivate and retain qualified employees. However, we may face difficulties in recruiting and retaining employees of a caliber consistent with our business strategy because of competition from other companies. If our employees are unsatisfied with what we offer, such as remuneration packages or working environment, we may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such event, we may need to expend additional resources to retain or replace suitable employees.

As of the date of this annual report, we are not subject to any employment-related claims. However, we may be subject to various employment-related claims from time to time, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may materially and adversely affect our business or results of operations.

The loss of key personnel could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel, particularly our management and officers, who have extensive market knowledge and long-standing industry relationships. Our management team has approximately 100 years of combined experience working with corporations of various operating scales across different industries. Our reputation among and our relationships with key customers are the result of a significant investment of time and effort by our management to build credibility in a highly specialized industry. The loss of services of any member of management could diminish our business, growth opportunities, and our relationships with key customers.

We could be the victim of employee misconduct.

There is a risk that our employees or contractors could engage in fraud, conflicts of interest, unauthorized disclosure of confidential information, or other misconduct that adversely affects our business. Furthermore, our employees could make errors in recording or executing transactions for customers which would cause us to enter into transactions that customers may disavow and refuse to settle. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses and materially harm our reputation, financial condition and operating results.

If our vendors and third-party service providers experience difficulties, our business could be adversely affected.

We outsource some operational activities and depend on relationships with vendors and third-party service providers. For example, we employ external engineers for certain outsourced systems development and maintenance projects. Our operations could be interrupted or disrupted if our vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices, or dispute key intellectual property rights sold or licensed to or developed for our Company. If any of these events happen, and we are unable to replace vendors and service providers, on a timely basis or at all, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Even if we can replace vendors and third-party providers, it may be at a higher cost, which could also adversely affect our business, financial condition and results of operations.

Our revenues are dependent on a limited number of major customers, and the loss of any such customer or the inability of any such customer to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

For the fiscal year ended April 30, 2023, we had 6 customers with sales revenue of more than JPY1,000,000, and our top three customers contributed to 82.7% of our total sales revenue, accounting for 48.5%, 27.3%, and 6.9% of our total sales revenue, respectively. For the fiscal year ended April 30, 2022, we had 10 customers with sales revenue of more than JPY1,000,000, and our top three customers contributed to 81.5% of our total sales revenue, accounting for 47.4%, 25.9%, and 8.2% of our total sales revenue, respectively. For the fiscal year ended April 30, 2021, we had eight customers with sales revenue of more than JPY1,000,000, and our three major customers contributed to 91.6% of our total sales revenue, accounting for 46.3%, 42.0%, and 3.3% of our total sales revenue, respectively. Although we do not heavily rely upon any one customer for the majority of our revenue, our revenue is dependent on a limited number of customers who account for a large percentage of our contractually committed capacity. If one or more of our significant customers fail to make payments to us or does not honor their contractual commitments, our revenue and results of operations would be materially and adversely affected.

In addition, our reliance on any significant customers may give such customers a degree of pricing leverage against us when negotiating contracts and terms of services with us. The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

Any of our customers could experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us. In the event of any customer default, our liquidity could be adversely impacted. These risks would be particularly significant if one of our major customers were to experience adverse effects to its business and defaults under their contracts with us.

We may have difficulty executing our growth strategy and maintaining our growth effectively.

Our growth requires additional investment in personnel, facilities, information technology infrastructure, and financial and management systems and controls and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no assurance that our growth efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

We intend to explore acquisitions, other investments and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business.

We intend to explore and pursue acquisitions, strategic partnerships, joint ventures and other alliances to strengthen our business and grow our Company in the future. The market for acquisitions and strategic opportunities is highly competitive. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services and operations, achieving anticipated synergies that were inherent in our valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write-downs of assets or impairment charges, increased amortization expenses and decreased earnings, revenue or cash flow from dispositions.

If we need to seek additional financing but are not able to do so on commercially acceptable terms, our liquidity and financial condition will be adversely affected.

As of the date of this annual report, we have entered into 4 loan and credit agreements with financial lending institutions for an aggregate loan amount of JPY235 million (US$1,728,068). As of the date of this annual report, the total outstanding principal balance of JPY183,168,000 (US$1,346,922) has not been settled. For further details on our bank borrowings, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.” The viability of our business is dependent on the availability of adequate capital to develop and maintain our business. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If we do not attract customers and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms. If we have low levels of operating cash flow together with limited access to capital or credit in the future, it could have an impact on our ability to meet our capital requirements, invest in our software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, or repay our outstanding debt. Such outcomes could have an adverse effect on our business, financial condition and operating results.

Operational risk may materially and adversely affect our performance.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or external events. Our exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major system failures or legal and regulatory matters. Because our business lines are reliant on both technology and human expertise and execution, we are exposed to material operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of third-party service providers, counterparties or other third parties, failed or inadequate processes, design flaws and technology or system failures and malfunctions. Operational errors or significant operational delays could have a materially negative impact on our ability to conduct its business or service its clients, which could adversely affect our results of operations.

We may not have sufficient insurance to cover potential losses and claims.

We currently maintain insurance coverage against the risk of property damage caused by fires, lightning strikes, explosions, riots, vehicle collisions, thefts, and flooding. We also maintain earthquake insurance coverage. While we believe that there have not been instances when we had to incur losses, damages, and liabilities because of the lack of insurance coverage, there may be such instances in the future, which may in turn adversely affect our financial condition and results of operations.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

As of the date of this annual report, we are not a party to any material lawsuits and we are not aware of any threats of lawsuits against our Company that are anticipated to have a major impact on our business. From time to time, we may become involved in disputes with the provision of our services or other aspects of our business and operations, including labor disputes with employees and contract disputes with our customers. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings.

General economic, political and market conditions may have an adverse impact on our operating performance, results of operations and cash flow.

Our business is influenced by a range of factors that are beyond our control including general economic and business conditions and legal, regulatory, and political developments. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on our business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, we may experience the negative effects of a slowdown in the usage of our blockchain technology. The impact of global events, including the ongoing conflict between Russia and Ukraine, may also negatively impact our Company.

Our business may be adversely affected by the impact of coronavirus, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events.

Public health epidemics or outbreaks could adversely impact our business. In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets. In April 2020, the Japanese government issued the Declaration of a State of Emergency, whereby the Japanese government ordered non-essential activities and businesses across Japan to close as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted many business sectors across Japan, especially in Tokyo. During the fiscal year ended April 30, 2020, the COVID-19 pandemic had some negative impact on our business operations, when delay in our sales activities occurred due to the inability to conduct scheduled in-person sales activities. Since the fiscal year ended April 30, 2020, the COVID-19 pandemic has had no significant impact on our business operations.

In addition, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in the business, the businesses of partners, or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue operations and may endure system interruptions, reputational harm, delays in development of our systems, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results.

The regulatory regimes governing blockchain technologies are uncertain, and new regulations or policies may materially adversely affect the development of blockchain.

Initially, it was unclear how blockchain technologies and the businesses and activities utilizing such technologies would fit into the current web of government regulation. As blockchain technologies have grown in popularity and in market size, international, federal, state and local regulatory agencies have begun to clarify their position. Various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate blockchain technologies. However, according to our Japanese legal counsel, there are no laws or regulations in Japan that restrict or regulate blockchain technologies per se as of the date of this annual report.

New or changing laws and regulations or interpretations of existing laws and regulations may materially and adversely impact the development and growth of blockchain technologies. The imposition of restrictions on blockchains could adversely affect our business.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. There is no assurance that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

We have limited experience operating as a public company.

We have limited experience conducting our operations as a public company. We may encounter operational, administrative, and strategic difficulties as a public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations. In addition, as a public company, our management team need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance and investor relationships issues, and our management have to evaluate our internal controls system with new thresholds of materiality, and may implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, compliance with these rules and regulations has nonetheless increased and will continue to increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports and reports of foreign private issuer with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in an increased likelihood of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation, and results of operations.

Risks Related to Our Ordinary Shares and the Trading Market

Share ownership is concentrated in the hands of our management, who are able to exercise a direct or indirect controlling influence on us.

As of the date of this annual report, our directors and executive officers together beneficially own approximately 57.97% of 15,039,400 Ordinary Shares outstanding and 3,035,000 Ordinary Shares subject to options that are currently exercisable as of the date of this annual report. These shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 15,039,400 Ordinary Shares are issued and outstanding, and 3,538,400 ADSs (representing 3,538,400 Ordinary Shares) are issued, outstanding and freely tradeable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. See “Item 15. Controls And Procedures” for more information.

As a foreign private issuer, we have followed home country practice even though we are considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

As of the date of this annual report, Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;

●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.” Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs likely depends entirely upon any future price appreciation of the ADSs. There is no assurance that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs. ADS holders are not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Ordinary Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Direct acquisition of our Ordinary Shares, in lieu of ADSs, is subject to a prior filing requirement under the amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act of Japan and related regulations.

Under the amendments in 2019 to the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) (“FEFTA”) and related regulations, direct acquisition of our Ordinary Shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Item 10. Additional Information—D. Exchange Controls”) could be subject to the prior filing requirement under FEFTA, regardless of the amount of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our Ordinary Shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our Ordinary Shares directly.

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs since the depositary received clearance for the acquisition of our Ordinary Shares underlying the ADS in June, 2023.  In addition, any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying Ordinary Shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our Ordinary Shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying Ordinary Shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our Ordinary Shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10. Additional Information—D. Exchange Controls.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee and a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee of our board. As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer.

If we cannot satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with the continued listing requirements and other rules of Nasdaq. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting. If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2022 taxable year. However, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We were incorporated in Japan on May 1, 2018 as a joint-stock corporation with limited liability pursuant to the laws of Japan. As of the date of this annual report, we do not have any subsidiaries.

Corporate Information

Our principal executive office is located at 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005, and our telephone number is +81 03-5614-0978. Our website is https://e-arly.works/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a blockchain-based technology company incorporated in Japan. We build products, deliver services, and develop solutions based on our proprietary GLS to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. Our customers represent a diverse range of industries, such as information technology, shipping, real estate, entertainment, cosmetics, and chemical products. We primarily generate revenue from our software and system development services and consulting and solution services. We also started generating revenue from the sale of NFTs in fiscal year 2023. For the fiscal years ended April 30, 2023, 2022 and 2021, we had total revenue of approximately JPY46.6 million (US$0.3 million), JPY463.7 million and JPY216.2 million, respectively. For the same fiscal years, revenue generated from our software and system development services accounted for approximately 47.0%, 50.6% and 44.1% of our total revenue, respectively, revenue generated from our consulting and solution services accounted for approximately 48.2%, 49.4% and 55.9% of our total revenue, respectively, and revenue generated from the sale of NFTs accounted for approximately 4.8%, 0% and 0% of our total revenue, respectively. For the same fiscal years, we had net loss of approximately JPY370.3 million (US$2.7 million), JPY602.5 million and JPY70.5 million, respectively.

Our mission is to optimize business operations with our creative ideas and blockchain technology. We believe in a data centric future where blockchain technology will be indispensable and widely used, due to its efficiency, security, and reliability.

Industry Background

A distributed ledger is a ledger containing records of transactions between parties in a shared network. When a party in the network adds a transaction to the ledger, it is synchronized to other parties in the network through a consensus algorithm. The consensus algorithm enables transactions to be validated and confirmed without the need for a central point of authority. A validated transaction is added to the network in a permanent and immutable way. Every party in the network has simultaneous access to view the information, which is kept secure with the use of cryptographic functions.

A blockchain is a type of distributed ledger where transaction data is grouped into specific, time-stamped sets. Once consensus is reached for the data to go into a set, the set is sealed with a cryptographic signature, creating a sealed block. This block is then mathematically tied to the previous block on the ledger, forming a chain.

The potential benefits of blockchain technology include, among others:

●	decentralization, where value is created from the removal of a need for a central point of control to verify transactions;

●	efficiency, where transactions are processed and settled automatically between parties without an intermediary;

●	transparency, where data is written into the blockchain to allow it to be shared publicly among parties in the network, thereby enabling more transparent data management;

●	security, where data is written in a mechanism with the aim of ensuring its immutability; as a result of the provision of information that parties know to be verified and immutable, the value lost by a lack of trust between parties is reduced;

●	stability, where data on blockchain is managed on multiple servers, or a peer-to-peer blockchain network, so that even if one server goes down, the service will continue stably as long as the other servers in the network are up and running;

●	cost-effectiveness in equipment installation, maintenance, and inspection; currently the data necessary to provide services is stored on servers, which require high-performance servers to process the data in time depending on the number of service users, resulting in high initial installation costs. In contrast, with blockchain, the role of the server can be substituted for the user’s personal computer, and the initial installation and ongoing service costs can be reduced without the need for a high-performance server; and

●	privacy, where personal information is stored in an encrypted manner.

While blockchains have various benefits, we believe that the conventional blockchains cannot yet be widely applied in business settings. The issues associated with the conventional blockchains include, among others:

●	slow processing speed due to their complexity and their encrypted, distributed nature;

●	poor real-time data processing because data is not immediately fixed due to the lack of absolute finality, which is also known as a definite consensus algorithm. The conventional blockchains use the proof-of-work method, which validates and confirms transaction data based on the amount of computational effort expended. The proof-of-work method requires time for each server to send and receive information about the approvers of a transaction. If a majority of them approve a transaction, the transaction will be approved as correct, even if it is a wrong transaction and needs to be overturned. Thus, even if a transaction is approved in conventional blockchains, the transaction cannot enjoy the status of absolute finality and may be overturned later if it is a wrong transaction;

●	impossible to complete an emergency stop, even if a serious problem occurs in the system, due to the lack of a kill switch; and

●	burdensome learning costs due to the need to develop in a proprietary development language.

Our Technology

Since our inception in May 2018, we have focused on blockchain technology and developing systems with a view to making our proprietary GLS an infrastructural technology in the future. As of the date of this annual report, GLS has been developed by our CTO, Hiroki Yamamoto, with collaboration efforts from the following partners:

●	NTT Docomo, Inc. In July 2018, we evaluated the data transfer speed from PC to PC using GLS under the 5G environment at the demonstration test site of NTT Docomo, Inc. and also evaluated the compatibility between 5G and blockchain. In December 2018, we participated in an exhibition hosted by NTT Docomo, Inc.

●	Professor Kazuyuki Shudo, who was an associate professor at Tokyo Institute of Technology and is now a professor at Kyoto University, has served as our advisor since November 2018. Professor Kazuyuki Shudo has a research lab on software and networks. With the advice of Professor Kazuyuki Shudo, we have improved the simultaneous processing of GLS and its resistance against malicious attacks. We have continually received academic reports and advice from Professor Kazuyuki Shudo.

●	NEC Communication Systems, Ltd. Since January 2020, we have started joint research with NEC Communication Systems. We conducted performance evaluation of the GLS node alone and with other RDB products when using Structured Query Language.

●	Other projects. We have been involved in other projects in various industries, such as applying GLS to online identity verification and authentication.

We believe that GLS is superior to the conventional blockchains. The conventional blockchains provide a high level of security but are criticized for being slow in processing data reads and writes, especially when the number of parties in the network increases to a certain level. We have developed GLS to balance the trade-off between security and convenience and believe that GLS achieves both security performance and processing speed.

GLS is a hybrid blockchain that combines the technical advantages of both blockchain technology and database technology. Database technology provides the traditional infrastructure for data storage, collection, organization and processing, and enables the construction of systems. GLS demonstrates the following features:

●	high processing speed. We believe GLS enables the construction of blockchain systems with high processing speed. The conventional blockchain systems slow down their processing speeds and require at least a few seconds to complete one transaction due to the need for enhanced security measures. The conventional blockchain systems generate blocks in series. In comparison, GLS generates blocks in parallel and the approval time for one transaction in GLS can reach 0.016 seconds while GLS offers enhanced security at the same time;

●	parallel processing and auto-scale functions, which provide appropriate performance according to the user’s expansion and contraction needs. The conventional blockchain networks expand at random and consolidate processing in a single node, which represents one of the personal computers in a blockchain network. In comparison, GLS arranges nodes within the network in a circular fashion and reduces the processing load for each node by sharing the processing load among intermediate processing nodes, thereby accommodating the user’s different levels of needs;

●	high tamper-resistance. The incorporation of blockchain technology ensures that data managed by GLS is more resistant to tampering and cannot be easily overwritten. Even if a tampering incident occurs, the record of when and by whom the data was tampered with can be traced;

●	zero server downtime. The use of peer-to-peer blockchain network ensures that the services provided by GLS remain stable, even in the event of system maintenance or malicious cyber-attacks. To eliminate security concerns related to a single point of failure, GLS employs intermediate processing nodes, which are independent of the nodes that make up the blockchain network and process the actual transactions. Even if the intermediate processing nodes are stopped, the transactions cannot be tampered with. To reduce the impact of attacks on intermediate processing nodes and any unauthorized access, GLS allows the use of firewalls and other means to prevent cyberattacks, thereby providing transaction security;

●	versatile applications. The conventional blockchains have limited commercial applications in part due to their lack of absolute finality. In comparison, we believe that GLS has a wider range of business applications partly because GLS enables finality by adopting a definite consensus algorithm;

●	emergency stop. The conventional blockchains cannot be stopped in the event of emergencies because of their lack of a kill switch. In comparison, GLS can be stopped in an emergency due to the presence of a kill switch;

●	lower construction, installation and maintenance costs compared to the conventional database infrastructure. The conventional database infrastructure often stores data on expensive high-performance servers. In comparison, GLS enables the storage of data on the user’s personal computer, thereby reducing the initial and ongoing costs of the services supported by GLS; and

●	flexible fees. Generally, public blockchains are structured to charge fees for each transaction that occurs. We are enterprise-oriented and have a private blockchain GLS that allows us to process a large number of transactions at high speed, making it possible to set fees flexibly.

GLS was designed and developed as an integrated distributed computing management system that we believe will serve as the infrastructure for the latest technologies such as artificial intelligence, big data, and the Internet of Things. The services provided by GLS are limited to the scope of the current telecommunications infrastructure and the capabilities of blockchain-equipped devices, and we believe that future advances in telecommunications infrastructure and blockchain devices will further enhance the potential value of GLS.

We recognize that there is a lack of engineers who can handle blockchain in Japan, and we plan to increase the number of use cases for GLS and invest in researching and developing a universally usable System Development Kit (“SDK”) for GLS. We are a company that operates with an eye on the Web3. To that end, we hope that various applications using our blockchain technology will be developed and the industry as a whole will grow.

Products and Services

We derive our revenue primarily from our software and system development services and consulting and solution services. We also started generating revenue from the sale of NFTs in fiscal year 2023.

Through our software and system development services, we serve companies that have digital assets and intend to leverage these assets for the purposes of creating new businesses and new systems. We develop systems that are tailored to the specific needs of each customer.

Through our consulting services, we assist companies that seek to update their existing data and digital technology, add additional functions to their systems, and transform their businesses, operations, and processes. The companies that purchase our solution services are often repeat customers for whom we have developed systems and who return to us for additional services.

The sale of NFTs in fiscal year 2023 was achieved through an NFT trading platform that we developed for a business partner. Such business partner operates the platform and provides customer services to users of the platform. Such business partner is principally responsible for marketing and sales activities. The marketing and sales activities are mainly focused on the Japanese market and no NFT purchasers on the platform are from the U.S. as of the date of this prospectus. We provide the technological expertise by developing the NFT trading platform, creating the NFTs that are sold on the platform and providing technological support if needed. The creation of the NFTs is decided through consultation with the business partner and not independently controlled by us. We own the intellectual property rights in the platform and the NFTs that we developed and created. As of the date of this prospectus, the users of the platform are allowed to buy the NFTs, but not transfer or resell the NFTs on the platform. Such users may resell the NFTs on secondary markets such as OpenSea. The NFT purchasers on the platform are of various backgrounds, a certain number of whom are NFT collectors. We also play the secondary role serving as a sales agent for the business partner to enhance the sales activities. In fulfilling such secondary role, we sell the NFTs on behalf of our business partner. We do not hold the NFTs for investment purposes but we may hold the NFTs from time to time for sales promotion purposes. We do not make marketing activities in terms that indicate the NFTs as an investment opportunity. We receive a percentage of the sales revenue, and we accept cryptocurrencies as payment as NFTs are traded generally using cryptocurrencies.

We developed another NFT trading platform, Animap, for Hakuhodo DY Music & Pictures Inc. (“Hakuhodo”). Pursuant to the agreement between our Company and Hakuhodo, Hakuhodo is the sole owner of Animap and independently manages the daily operation of Animap. Hakuhodo obtains license from copyright owners, converts their copyrighted works into NFTs within the scope of the license, sells the NFTs on Animap, handles inquiries, complaints, purchase cancellations, refunds and requests as well as provides other customer support for Animap users. We used our technological expertise to develop Animap based on the public blockchain Ethereum. We own certain intellectual property rights in the system used to develop Animap. We stress-tested Animap prior to its launch in June 2022 and stress test Animap at least once every six months. We do not own, operate, or maintain Animap. The currently available NFTs on Animap represent some popular Japanese IPs, such as Tatsunoko Production, Big Hat Monkeys, and Mentori. The NFTs are stored by Animap users through manners of their choice, the most common of which is Metamask. The copyright owners remain the owners of the intellectual property rights in the underlying content represented by the NFTs. Hakuhodo maintains the royalty interest in, or intellectual property of, the NFTs that are offered on Animap. When the NFTs are sold, the ownership interests and intellectual property rights in the NFTs are transferred from Hakuhodo to the NFT buyers. We do not have any custody, ownership or intellectual property interests in the NFTs that are on Animap. In the event of disputes over the intellectual property underlying the NFTs, we believe it is unlikely for our Company to be a party to such disputes. As of the date of this annual report, Animap users are allowed to purchase NFTs, but not transfer, distribute, or resell their NFTs on Animap. Animap users may resell their NFTs on secondary markets such as OpenSea and Rarible. We are entitled to a system usage fee, which is equal to a percentage of the NFT sales revenue, under the precondition that such revenue reaches a predetermined level. We do not accept and do not plan to accept payment for our services in the form of digital assets. As of the date of this prospectus, we have not received any revenue from the sale of NFTs on Animap.

Business Model

The process for achieving our revenue is as follows.

Identifying business opportunities

We are introduced to customers through our sales team as well as personal connections of our board members and shareholders. We also use other marketing channels, such as participating in industry online programs and events. We evaluate our sales strategies and progress at least once per month.

We typically receive orders from customers who are interested in blockchain and hope to digitally transform their internal databases. To determine whether to accept an order, we consider whether the project is profitable, whether the customer is credible and reputable, and whether a long-standing business relationship will be created with the customer.

Forming business cooperation

When a customer places an order with us, we invite the customer to consider whether the ordered system has the potential to contribute to the customer’s future earnings, whether it will reduce the customer’s costs, and whether the customer’s investment in the system is reasonable. We assist our customers with making well informed business decisions.

For the fiscal year ended April 30, 2023, we had 6 customers with sales revenue of more than JPY1,000,000, and our top three customers contributed to 82.7% of our total sales revenue, accounting for 48.5%, 27.3%, and 6.9% of our total sales revenue, respectively. For the fiscal year ended April 30, 2022, we had 10 customers with sales revenue of more than JPY1,000,000, and our top three customers contributed to 81.5% of our total sales revenue, accounting for 47.4%, 25.9%, and 8.2% of our total sales revenue, respectively. For the fiscal year ended April 30, 2021, we had eight customers with sales revenue of more than JPY1,000,000, and our three major customers contributed to 91.6% of our total sales revenue, accounting for 46.3%, 42.0%, and 3.3% of our total sales revenue, respectively. Although we derived a significant portion of our sales revenue from a limited number of customers, we did not heavily rely upon any one customer for the majority of our revenue.

Planning the project

In the planning phase, we enter into discussions with our customers and divide roles and responsibilities. We select specialists on our team and put them in charge of designing proposals, developing solutions, and providing other incidental support to our customers. Our customers appoint points of contact and make them responsible for reviewing proposals, facilitating communications in the course of the projects, and inspecting solutions upon completion.

We develop blockchain-based solutions tailored to the needs of each customer. To understand our customers’ issues, we interview our customers, engage a group of specialists across industries, study our customers’ business flow, and verify whether there are any areas where the ordered systems can solve the issues. We then evaluate the available proposals and discuss the solutions to be developed with our customers.

Working on the project

In the course of the projects, we strive to eliminate the discrepancies between the project progress and the project targets. We keep close communications with our customers for updates on the project progress. We hold regular meetings with our customers at least once per month to discuss the project progress and future plans. We also hold additional meetings as needed, for example where the customers need to immediately change their functional requirements.

We sometimes outsource work to external engineers. To determine whether to outsource, we consider the availability of our resources, the outsourcing fee structures, and the technical requirements of ordered systems. The external engineers are responsible for ancillary support to our team and not for greater roles. To control the quality of outsourced work, our team evaluates the quality of the outsourced work each day and requires the external engineers to submit a work report each month, so that our team can confirm the outsourced work is executed efficiently in accordance with the project schedules.

Completing the project

At the end of projects, we provide work completion reports to our customers. Our customers review the reports during the inspection period. When our customers have no objections to our products and services, they will stamp their names on the reports and deliver the reports to us to confirm project completion. When our customers do not sign the reports and raise no objections before the termination of the inspection period, the projects will also be considered completed.

Competition and Strengths

Market entry

The technological barrier to enter the blockchain industry is high, therefore many companies hesitate to enter this industry. Another challenge in the blockchain industry is that it is difficult to balance the trade-off among speed, security and transparency. Other companies seek to develop their solutions to balance such trade-off but such development process can be lengthy and costly. In addition, we believe that conventional blockchains are too slow to go beyond the realm of demonstration testing and achieve monetization in business settings. Companies equipped with the conventional blockchains are only able to create limited commercial value. Our Company sought to overcome the technical issues of conventional blockchains and has developed our proprietary GLS, which we believe can be widely and flexibly applied in various business settings.

Market competition

We believe that we are one of the very few companies in Japan that are capable of commercializing the blockchain technology. However, the market for blockchain technology is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Our strengths

We believe the following competitive advantages are essential for our success and differentiate us from our competitors.

Our transformative blockchain-based technology

GLS constitutes our core strength and demonstrates the following advantages compared to the conventional blockchains:

●	faster processing speed. The conventional blockchains require at least a few seconds to generate a block and complete one transaction. For example, the cryptocurrency EOS requires 3 seconds, the Ethereum requires 15 seconds, and the Bitcoin requires 10 minutes. In comparison, the approval time for one transaction in GLS can reach 0.016 seconds depending on the design of systems;

●	greater real-time data processing. The conventional blockchains are poor at processing real-time data because they lack absolute finality, also known as a definite consensus algorithm. Therefore, the conventional blockchains require some time to confirm that transactions are finalized and will not be reverted. In comparison, we believe that GLS resolves this issue and is better at processing and validating real-time data;

●	flexible fee. The conventional public blockchains are structured to charge fees for each transaction that occurs. We have a private blockchain GLS that allows us to process a large number of transactions at high speed, making it possible to set fees flexibly; and

●	wider business applications and proven track record. The conventional blockchains have limited business applications. In comparison, we believe that GLS can be widely applied in various business settings due to its processing speed, parallel processing, auto-scale functions, and other features. Our GLS realizes a cyclic network structure for nodes (computer devices participating in the blockchain network), making it easy for multiple nodes to simultaneously execute approval processes in parallel, thereby speeding up the transaction approval process and ensuring scalability.

Dedicated talent team

Our robust research and development team members are dedicated to blockchain research, operations, and development to support the improvement of blockchain technology. We, on occasions, consult with academia to keep abreast of the most recent advancement and technological issues of blockchain technology and to apply academic perspectives to system development. Our professional management team has approximately 100 years of combined experience working with corporations of various operating scales across different industries. Our management has cultivated business knowledge and expertise by undertaking diverse roles, including sales, business planning, consulting, accounting, and programming. We also have an agreement with a third-party company for external engineers, some of whom are graduates of Hanoi University of Technology, Vietnam’s leading school for IT professionals, majoring in information technology.

Trusted relationships with business partners

We value the trust that we have built with our customers and business partners, who work with us for advice, joint research, and system development. Some of our system development customers return to us for additional consulting and system maintenance services. Our customers are of different operating scales, ranging from venture companies to multi-national businesses. Our customers represent a wide spectrum of industries, including information technology, shipping, real estate, animation production, cosmetics, and chemical industry, among others. We will continue to grow by leveraging the trust and expertise of the companies that we have worked with.

Growth Strategies

In February 2021, we were selected by “Microsoft for Startups” in recognition of the wide applicability of GLS. As of the date of this annual report, we have verified the applicability of GLS in various domains, including, but not limited to, the following:

●	the application of Structured Query Language to GLS based on a demonstration test with NEC Communication Systems, Ltd.;

●	the application of GLS to online identity verification and authentication;

●	the application of GLS to an online lease signing system based on the cooperation with AMBITION DX HOLDINGS Co., Ltd.;

●	the application of GLS in the financial domain;

●	the application of GLS in virtual space (Metaverse); and

●	the application of GLS in an NFT platform.

In the future, we hope to generate revenue by applying GLS to the following domains, the details of which are being finalized:

●	Insurance: It takes time to verify the authenticity of information at the time of screening or switching insurance policies. It requires explanatory actions to sign insurance contracts. We believe that GLS, which can verify identity and manage contractual data, will facilitate the completion of insurance transactions and enable smooth, accurate, and quick switching of insurance policies.

●	Energy: Rapid processing of records of electricity generated by individuals and companies and transaction records are required. We believe GLS will enable the required rapid processing.

●	Entertainment: Entertainment, especially online gaming, requires rapid processing of a large number of transactions conducted among a large number of users, user identity verification and in-game activity records. We believe GLS will enable such processing.

●	Supply chain: It is difficult to fully grasp and control the movement of goods from production sites to consumers in real time. By implementing blockchain technology throughout the supply chain, companies can securely record movements in real time based on accurate information. We believe GLS will provide fast real-time data management that enables companies involved in the supply chain to obtain meaningful information.

●	Trade: Multi-party collaboration, among importers, exporters, shipping companies, and customs offices, is required to accurately record the large volume of processed goods. We believe GLS will provide fast real-time data management that enables companies involved in the trade domain to obtain meaningful information.

To achieve these goals, we will invest in research and development of GLS, secure talented human resources, and actively pursue alliances with partner companies, aiming to become a company that functions as one of the world’s infrastructures.

Research and Development

We conduct independent research and development with dedication to innovation. Our research and development team members also work with external engineers to improve GLS.

We design, implement, and review a comprehensive set of rules governing our independent research and development projects. To start a R&D project, an inventor must make an application where the inventor must specify certain information including the content to be developed, development schedule, delivery date, required resources, and estimated profitability. The relevant heads of department evaluate the project. To determine whether to approve the project, they consider factors such as the availability of resources and profitability. After they approve the project, they select and appoint a project manager. The project manager supervises the progress of the project and reports to the relevant heads of department at least once a month. At the end of the project, the relevant heads of department review and inspect the final product. When the product passes the inspection, the project will be considered completed.

Besides independent research and development, we also conduct joint research and development projects with academia and business partners. One such joint project to develop an ultra-high-speed next-generation hybrid database called “SmokeDB,” which is expected to facilitate the introduction of blockchain into non-financial fields. Applying blockchain to non-financial fields incur various issues such as low processing speeds and technical difficulties in development and maintenance. We aim to resolve these challenges by combining our blockchain technology and our business partner’s network expertise.

Intellectual Property

We seek to protect our intellectual property rights by relying on a Japanese intellectual property laws and on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, registered domain names, and patent rights to protect our brand and our intellectual property. As of the date of this annual report, we have registered 2 patents, 14 trademarks and 9 domain names. Our pending intellectual property applications include 1 patent. We consider the patent “Information processing equipment and program (GLS)” to be material to our business. The chart below presents information about some intellectual property that we have registered or applied for.

Type	Name	Issuing authority	Application date	Status	Expiration date
Trademark		Japan Patent Office	August 12, 2022	registered	April 28, 2033
	データキャナル	Japan Patent Office	October 14, 2021	registered	April 04, 2032
	Data Canal	Japan Patent Office	October 13, 2021	registered	April 04, 2032
		Japan Patent Office	February 25, 2021	registered	August 12, 2031
	APO	Japan Patent Office	February 27, 2020	registered	June 22, 2031
	SmokeDB	Japan Patent Office	January 22, 2020	registered	January 28, 2031
		Japan Patent Office	November 25, 2019	registered	December 15, 2030
	アーリーワークス	Japan Patent Office	November 25, 2019	registered	December 15, 2030
		Japan Patent Office	July 01, 2019	registered	June 23, 2030
	Grid Ledger System	Japan Patent Office	May 14, 2019	registered	June 25, 2030
Patent	Information processing equipment and program (GLS)	Japan Patent Office	October 27, 2020	registered	October 27, 2040
	Information processing equipment and program (reservation management system)	Japan Patent Office	January 25, 2021	in progress
	Information processing equipment and program	Japan Patent Office	December 2, 2020	registered	December 2, 2040

Property and Equipment

Our principal executive office is located in Tokyo, Japan. Our office space is leased from an independent third party with an area of 184.12 square meters starting from October 1, 2019. Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director, is the guarantor on the lease agreement. The lease agreement automatically renews for another two years, unless either party notifies the other party of its intention to the contrary no later than six months before the expiration of the current term. The lease agreement may be terminated on six months’ notice of the intention to terminate. The expiration date for the lease agreement is on September 30, 2023 and we intend to renew such lease agreement. We do not hold title or interest in any other property, plants, or equipment.

We believe that the current office facilities are adequate for the time being until the end of October 2023. There will be a need to secure additional office space as the business grows.

Employees

We strive to attract, recruit, and retain talents through our compensation and benefit programs, as well as learning and development opportunities that support career advancement. In addition to salaries, we offer complementary benefits including bonuses, communications allowance, commuting allowance, overtime allowance, employment insurance, health insurance, and employee pension.

In the selection of team members, we consider whether the candidates empathize with our mission and vision, and whether the candidates can flexibly endure changes in a rapidly evolving environment. In the selection of engineers, we consider whether the candidates have sufficient experience in designing databases.

We enter into employment agreements with each of our employees. The employment agreements typically contain certain restrictions, including non-compete covenants for a period of one year following the termination of employment, and confidentiality restrictions through the time period the information remains confidential, among other covenants. The employment agreements typically last for indefinite terms. There is no labor union or collective agreement that covers any of our employees.

As of the date of this annual report, we have a headcount of 11 full-time employees (excluding our directors and company auditors) at our principal executive office in Japan. The chart below presents the number of our employees as of April 30, 2023, 2022 and 2021.

	Number of employees
For the fiscal year ended April 30,	Full-time	Part-time	Contract
2023	11	0	1
2022	15	0	0
2021	10	1	2

We also enter into outsourcing contracts with external engineers from time to time, which enables us to have access to additional engineers as needed.

Insurance

We currently maintain insurance coverage against the risk of property damage caused by fires, lightning strikes, explosions, riots, vehicle collisions, thefts, flooding and certain other damaging accidents. We also maintain earthquake insurance coverage. We have obtained directors and officers liability insurance. We review and renegotiate our premiums, coverage limits, and other terms of insurance policies on an annual basis. We do not hold major tangible assets and our assets are predominantly intangible and intellectual. We believe our insurance coverage is sufficient for our business practice and consistent with the customary industry practice in Japan.

Seasonality

Our business is not subject to seasonal fluctuations. We enter into business contracts with our customers throughout the year.

Regulations

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides provide for authors’ rights and neighboring rights.

According to our Japanese legal counsel, as of the date of this annual report, we have registered 2 patents, 14 trademarks and 9 domain names in Japan. Our pending intellectual property applications in Japan include 1 patent.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

According to our Japanese legal counsel, as of the date of this annual report, we comply with these laws and regulations.

Regulations on Lease Agreements

Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended).

According to our Japanese legal counsel, as of the date of this annual report, the terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations on Privacy Protection

The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) aims to protect an individual’s rights and interests and establishes obligations that a personal information handling business operator shall fulfill.

According to our Japanese legal counsel, as of the date of this annual report, we comply with these laws and regulations.

Regulations on Whistleblower Protection

The Whistleblower Protection Act No. 122 of June 18, 2004 (Act No. 122 of June 18, 2004, as amended) provides prohibition of disadvantageous treatment of whistleblowers on the grounds of whistleblowing and the measures that a business operator and administrative organ should take concerning whistleblowing to protect whistleblowers.

According to our Japanese legal counsel, as of the date of this annual report, we comply with these laws and regulations.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Property and Equipment.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the fiscal year ended April 30, 2023			For the fiscal year ended April 30, 2022		For the fiscal year ended April 30, 2021
	US$	JPY		JPY		JPY
OPERATING REVENUES
Software and system development services	160,854	21,874,517	47.0%	234,732,715	50.6%	95,270,416	44.1%
Consulting and solution services	164,976	22,435,120	48.2%	228,986,136	49.4%	120,941,032	55.9%
Sale of NFTs	16,611	2,258,892	4.8%	—	0.0%	—	0.0%
TOTAL OPERATING REVENUES	342,441	46,568,529	100.0%	463,718,851	100%	216,211,448	100.0%
COST OF REVENUES	(224,298)	(30,502,236)	-65.5%	(108,379,683)	-23.4%	(33,542,166)	-15.5%

GROSS PROFIT	118,143	16,066,293	34.5%	355,339,168	76.6%	182,669,282	84.5%
OPERATING EXPENSES:
Selling and marketing expenses	(409,354)	(55,667,926)	-119.5%	(29,727,815)	-6.4%	(41,985,446)	-19.4%
General and administrative expenses	(1,764,860)	(240,003,326)	-515.4%	(201,976,446)	-43.6%	(150,918,716)	-69.8%
Share-based compensation expenses	—	—	0.0%	(670,000,000)	-144.5%	(56,000,000)	-25.9%
Research and development expenses	(800,232)	(108,823,664)	-233.7%	(25,753,717)	-5.6%	(22,893,105)	-10.6%

TOTAL OPERATING EXPENSES	(2,974,446)	(404,494,916)	-868.6%	(927,457,978)	-200%	(271,797,267)	-125.7%

LOSS FROM OPERATIONS	(2,856,303)	(388,428,623)	-834.1%	(572,118,810)	-123.4%	(89,127,985)	-41.2%
Government subsidies	—	—	0.0%	—	0.0%	4,776,746	2.2%
Interest expenses, net	(19,848)	(2,699,144)	-5.8%	(1,258,722)	-0.3%	(1,448,138)	-0.7%
Other (expense) income, net	(2,943)	(400,252)	-0.9%	(155,434)	0.0%	99,841	0.0%
Loss from equity method investment	—	—	0.0%	—	0.0%	(440,272)	-0.2%
LOSS BEFORE INCOME TAXES	(2,879,094)	(391,528,019)	-840.8%	(573,532,966)	-123.7%	(86,139,808)	-39.8%
Provision for income tax	67,821	9,222,980	19.8%	(28,941,602)	-6.2%	15,622,026	-7.2%
NET LOSS	(2,811,273)	(382,305,039)	-821.0%	(602,474,568)	-129.9%	(70,517,782)	-32.6%

Revenue

The following table sets forth the breakdown of our revenue by category, both in absolute amount and as a percentage of the total revenue for each category for the periods indicated:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	160,854	21,874,517	47.0%	234,732,715	50.6%	95,270,416	44.1%
Consulting and solution services	164,976	22,435,120	48.2%	228,986,136	49.4%	120,941,032	55.9%
Sale of NFTs	16,611	2,258,892	4.8%	-	-	-	-
Total	342,441	46,568,529	100.0%	463,718,851	100.0%	216,211,448	100.0%

Our total revenue for the fiscal year ended April 30, 2022 increased by approximately JPY247.5 million, or 114.5%, compared to that of the fiscal year ended April 30, 2021. Our total revenue for the fiscal year ended April 30, 2023 decreased by approximately JPY417.2 million, or 90.0%, compared to that of the fiscal year ended April 30, 2022.

The revenue generated from our software and system development services accounted for 47.0%, 50.6% and 44.1% of our total revenue for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. The revenue from software and system development services for the fiscal year ended April 30, 2023 decreased by JPY212.9 million, or 90.7%, compared to that of the fiscal year ended April 30, 2022. Such decrease was mainly because in the fiscal year of 2022, we entered into a number of contracts to the extent that we were unable to devote substantial resources to research and development activities; most of such contracts were for terms of one year or less and expired during 2023. During the fiscal year of 2023, we were more selective in entering into contracts and conducting projects in which we devote our resources, and we were engaged in research and development projects that are expected to generate revenue in the future. The revenue from software and system development services for the fiscal year ended April 30, 2022 increased by JPY139.5 million, or 146.4%, compared to that of the fiscal year ended April 30, 2021. Such increase was mainly attributable to the increase in the number of new development projects.

The revenue generated from our consulting and solution services accounted for 48.2%, 49.4% and 55.9% of our total revenue for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. The revenue from consulting and solution services for the fiscal year ended April 30, 2023 decreased by JPY206.6 million, or 90.2%, compared to that of the fiscal year ended April 30, 2022. Such decrease was mainly because in the fiscal year of 2022, we entered into a number of contracts to the extent that we were unable to devote substantial resources to research and development activities; most of such contracts were for terms of one year or less and expired during 2023. During the fiscal year of 2023, we were more selective in entering into contracts and conducting projects in which we devote our resources, and we were engaged in research and development projects that are expected to generate revenue in the future.  The revenue from consulting and solution services for the fiscal year ended April 30, 2022 increased by JPY108.0 million, or 89.3%, compared to that of the fiscal year ended April 30, 2021. Such increase was mainly because some of our development projects were completed in 2021 and it increased the demand for subsequent maintenance and operating services.

The revenue generated from the sale of NFTs accounted for 4.8%, nil and nil of our total revenue for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. The revenue from the sale of NFTs for the fiscal year ended April 30, 2023 increased by JPY2.3 million compared to those of the fiscal years ended April 30, 2022 and 2021. The Company started to receive revenue from the sale of NFTs in the fiscal year ended April 30, 2023.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue by category, both in absolute amount and as a percentage of the cost of revenue, for the periods indicated:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Staff cost	88,945	12,095,669	39.7%	34,473,809	31.8%	23,674,455	70.6%
Outsourced staff cost	65,811	8,949,650	29.3%	56,291,194	51.9%	6,165,500	18.4%
Telecommunication cost	58,037	7,892,415	25.9%	15,697,664	14.5%	1,988,154	5.9%
Rental expense	9,904	1,346,876	4.4%	1,581,841	1.5%	1,533,735	4.6%
Others	1,601	217,626	0.7%	335,175	0.3%	180,322	0.5%
Total	224,298	30,502,236	100.0%	108,379,683	100.0%	33,542,166	100.0%

Cost of revenue primarily comprises (1) staff cost; (2) outsourced staff cost; (3) telecommunication cost; (4) rental expense; and (5) others. Cost of revenue for the fiscal year ended April 30, 2023 decreased by approximately JPY77.9 million, or 71.9%, compared to that of the fiscal year ended April 30, 2022. Such decrease was primarily attributable to a decrease of JPY77.5 million in staff cost, outsourced staff cost and telecommunication cost. Cost of revenue for the fiscal year ended April 30, 2022 increased by approximately JPY74.8 million, or 223.1%, compared to that of the fiscal year ended April 30, 2021. Such increase was primarily attributable to the increases in staff cost and outsourced staff cost.

Gross Profit/Loss

As a result of changes in revenue and cost of revenue, our gross profit for the fiscal year ended April 30, 2023 decreased by JPY339.3 million, or 95.5%, compared to that of the fiscal year ended April 30, 2022, and our gross profit for the fiscal year ended April 30, 2022 increased by JPY172.7 million, or 94.5%, compared to that of the fiscal year ended April 30, 2021. The following table sets forth a breakdown of gross profit by services offered for the fiscal years ended April 30, 2023, 2022 and 2021:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	22,990	3,126,372	19.5%	161,310,365	45.4%	91,266,231	50.0%
Consulting and solution services	78,543	10,681,029	66.5%	194,028,803	54.6%	91,403,051	50.0%
Others	16,610	2,258,892	14.0%	-	-	-	-
Total	118,143	16,066,293	100.0%	355,339,168	100.0%	182,669,282	100.0%

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Selling and marketing expenses	409,354	55,667,926	13.8%	29,727,815	3.2%	41,985,446	15.5%
General and administrative expenses	1,764,860	240,003,326	59.3%	201,976,446	21.8%	150,918,716	55.5%
Share-based compensation expenses	-	-	0.0%	670,000,000	72.2%	56,000,000	20.6%
Research and development expenses	800,232	108,823,664	26.9%	25,753,717	2.8%	22,893,105	8.4%
Total	2,974,446	404,494,916	100.0%	927,457,978	100.0%	271,797,267	100.0%

Selling and marketing expenses

Selling and marketing expenses include (1) salaries and benefits of our sales and marketing staff, and (2) others, such as advertising expense and other related payment for our sales and marketing staff. Selling and marketing expenses for the fiscal year ended April 30, 2023 increased by JPY25.9 million, or 87.3%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to an increase of JPY29.9 million in advertising expenses. Selling and marketing expenses for the fiscal year ended April 30, 2022 decreased by JPY12.3 million, or 29.2%, compared to those of the fiscal year ended April 30, 2021. Such decrease was primarily attributable to the decreases in our sales office headcount. The following table sets forth the breakdown of selling and marketing expenses, both in absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Staff salaries and benefits	189,814	25,812,795	46.4%	29,727,815	100.0%	38,958,586	92.8%
Other advertising expenses	219,540	29,855,131	53.6%	-	0.0%	3,026,860	7.2%
Total	409,354	55,667,926	100.0%	29,727,815	100.0%	41,985,446	100.0%

General and administrative expenses

Administrative expenses include (1) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (2) professional service fee; (3) office expense for our operating; (4) outsourced staff cost, (5) rental expense; (6) transportation fee and (7) others, including depreciation and amortization, taxes and duties. The general and administrative expenses for the fiscal year ended April 30, 2023 increased by JPY38.0 million, or 18.8%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to the increase of staff salaries and benefits and outsourced staff cost. The general and administrative expenses for the fiscal year ended April 30, 2022 increased by JPY51.1 million, or 33.8%, compared to those of the fiscal year ended April 30, 2021. Such increase was primarily attributable to the increase of our professional service fee. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Staff salaries and benefits	942,846	128,217,664	53.4%	104,440,158	51.7%	95,974,189	63.6%
Professional service fee	518,695	70,537,295	29.4%	69,404,375	34.4%	32,341,680	21.4%
Office expense	90,435	12,298,320	5.1%	7,526,856	3.7%	8,291,888	5.5%
Outsourced staff cost	118,996	16,182,257	6.7%	-	0.0%	-	0.0%
Rental expense	37,265	5,067,643	2.2%	7,104,654	3.5%	7,668,055	5.1%
Transportation fee	31,306	4,257,343	1.8%	4,463,061	2.2%	3,370,267	2.2%
Others	25,317	3,442,804	1.4%	9,037,342	4.5%	3,272,637	2.2%
Total	1,764,860	240,003,326	100.0%	201,976,446	100.0%	150,918,716	100.0%

Share-based compensation expenses

On July 1, 2019, the shareholders and board of directors of the Company approved the 2019 trust-type stock option plan (the “2019 Trust-type Plan”), which has an exercise period of 10 years from July 4, 2019 to July 3, 2029. Under the “2019 Trust-type Plan,” the Company is committed to issue 2,000,000 Ordinary Shares (retrospectively restated to include the effects of the share split of 50-for-1 and 100-for-1 on July 16, 2019 and on October 25, 2021, respectively) of the Company to its eligible employees, officers, directors or any other individual as determined by the board of directors. The share-based compensation expenses were nil, JPY670.0 million and JPY56.0 million for the fiscal year ended April 30, 2023, 2022 and 2021, respectively. See our financial statements and the related notes included elsewhere in this annual report for more information.

Research and development expenses

	Year Ended April 30, 2023			Year Ended April 30, 2022		Year Ended April 30, 2021
	USD	JPY	%	JPY	%	JPY	%
Staff cost	200,624	27,282,813	25.1%	15,887,724	61.6%	21,021,092	91.8%
Outsourced staff cost	523,388	71,175,511	65.4%	4,705,466	18.3%	-	0.0%
Telecommunication cost	59,951	8,152,791	7.5%	4,171,560	16.2%	983,623	4.3%
Rental expense	12,937	1,759,352	1.6%	866,825	3.4%	772,257	3.4%
Others	3,332	453,197	0.4%	122,142	0.5%	116,133	0.5%
Total	800,232	108,823,664	100.0%	25,753,717	100.0%	22,893,105	100.0%

Research and development expenses include (1) salaries and benefits of our research development staff; (2) outsourced development cost; and (3) other miscellaneous expenses for our research and development department, such as telecommunication expenses and rental and utility expenses. Research and development expenses for the fiscal year ended April 30, 2023 increased by JPY83.1 million, or 322.6%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to the increase in staff cost, outsourced staff cost and telecommunication cost. Research and development expenses for the fiscal year ended April 30, 2022 increased by JPY2.9 million, or 12.5%, compared to those of the fiscal year ended April 30, 2021. Such increase was primarily attributable to the increase in outsourced development cost and telecommunication cost as a result of our business expansion.

Government subsidies

Government subsidies decreased by 100.0%, from JPY4.8 million for the fiscal year ended April 30, 2021 to nil for the fiscal years ended April 30, 2022 and 2023, which was mainly attributable to the decrease in the rental and telecommunication subsidies. The rental subsidy was provided by the Japanese Ministry of Economy, Trade and Industry to certain corporate tenants that were facing a decrease in sales due to the impact of the COVID-19 pandemic. The telecommunication subsidy was provided by the Tokyo Shigoto Foundation to support the telecommunication of certain businesses that were affected by the COVID-19 pandemic.

Income tax provisions

Income tax benefit was JPY9.2 million (US$0.1 million) for the fiscal year ended April 30, 2023, as compared to income tax expense of JPY28.9 million for the fiscal year ended April 30, 2022. Such decrease resulted from the decrease of our revenue.

Income tax expense was JPY28.9 million for the fiscal year ended April 30, 2022, as compared to income tax benefit of JPY15.6 million for the fiscal year ended April 30, 2021. Such increase resulted from our business expansion.

Net loss

As a result of the foregoing reasons, we reported a net loss of JPY382.3 million (US$2.8 million) for the fiscal year ended April 30 2023, a net loss of JPY 602.5 million for the fiscal year ended April 30, 2022, and a net loss of JPY70.5 million for the fiscal year ended April 30, 2021.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

The following table sets forth the breakdown and terms of our outstanding borrowings as of April 30, 2023, 2022 and 2021.

	Maturity date	Interest rate	April 30, 2023		April 30, 2022		April 30, 2021
Kiraboshi bank*	November 2024-March 2030	1.60%	JPY	46,668,000	JPY	58,668,000	JPY	69,668,000
Resona bank Ltd*	April 2024	1.48%	JPY	100,000,000		---		---
Shoko Chukin Bank Ltd.	September 2027	2.69%	JPY	45,750,000		---		---

*	Guaranteed by Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations, together with the net proceeds from its public offering, will be sufficient to meet our anticipated cash needs for the next 12 months and beyond the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended April 30, 2023, 2022 and 2021:

	Year Ended April 30, 2023		Year Ended April 30, 2022	Year Ended April 30, 2021
	USD	JPY	JPY	JPY
Net cash flows provided by (used in) operating activities	(2,939,460)	(399,737,207)	100,266,688	34,521,751
Net cash flows provided by (used in) investing activities	(11,968)	(1,627,539)	3,762,358	(611,152)
Net cash flows provided by (used in) financing activities	(576,587)	(78,410,121)	189,134,000	91,518,000
Effect of exchange rate	1,787	243,159	-	-
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,526,228)	(479,531,708)	293,163,046	125,428,599
Cash, cash equivalents and restricted cash at the beginning of the year/period	4,834,313	657,418,101	364,255,055	238,826,456
Cash, cash equivalents and restricted cash at the end of the year/period	1,308,085	177,886,393	657,418,101	364,255,055

Operating Activities

Net cash used in operating activities for the fiscal year ended April 30, 2023 was JPY399.7 million (US$2.9 million), which primarily reflected our loss of JPY382.3 million (US$2.8 million) as mainly adjusted for changes in working capital. Adjustments for changes in working capital primarily consisted of (1) JPY41.3 million (US$0.3 million) decrease of account receivables, net, and (2) JPY57.6 million (US$0.4 million) decrease of tax payable.

Net cash provided by operating activities for the fiscal year ended April 30, 2022 was JPY100.3 million (US$0.7 million), which primarily reflected our loss of JPY602.5 million (US$4.1 million) as mainly adjusted for: (1) share based compensation of JPY670.0 million (US$4.5 million), (2) deferred income taxes adjustments of JPY16.0 million (US$0.1 million) and changes in working capital. Adjustment for changes in working capital primarily consisted of (1) JPY31.6 million (US$0.2 million) decrease of account receivables, net, (2) JPY28.1 million (US$0.2 million) increase of income taxes payables, and (3) JPY24.0 million (US$0.2 million) increase of accrued liabilities and other payables.

Net cash provided by operating activities for the fiscal year ended April 30, 2021 was JPY34.5 million, which primarily reflected our net loss of JPY70.5 million as mainly adjusted for as mainly adjusted for: (1) share based compensation of JPY56.0 million, (2) deferred income taxes benefit adjustments of JPY15.9 million and changes in working capital. Adjustment for changes in working capital primarily consisted of (1) JPY54.4 million increase of account receivables, net, and (2) JPY10.2 million increase of accrued liabilities and other payables.

Investing Activities

Net cash used in investing activities for the fiscal year ended April 30, 2023 was JPY1.6 million (US$0.01 million), mainly attributable to purchase of property equipment of JPY1.6 million (US$0.01 million).

Net cash provided by investing activities for the fiscal year ended April 30, 2022 was JPY3.8 million (US$0.03 million), mainly attributable to purchase of property and equipment of JPY1.0 million (US$0.01 million) and disposal of long-term investment of JPY4.6 million (US$0.03 million).

Net cash used in investing activities for the fiscal year ended April 30, 2021 was JPY0.6 million, mainly attributable to purchase of property and equipment of JPY0.6 million.

Financing Activities

Net cash used in financing activities for the fiscal year ended April 30, 2023 was JPY78.4 million (US$0.06 million), mainly attributable to proceeds from loans in the amount of JPY150.0 million (US$1.1 million), partially offset by repayment of loan in the amount of JPY16.3 million (US$0.1 million) and payments on deferred IPO costs in the amount of JPY212.2 million (US$1.6 million).

Net cash provided by financing activities for the fiscal year ended April 30, 2022 was JPY189.1 million (US$1.3 million), mainly attributable to proceeds from issuance of Ordinary Shares to shareholders in the amount of JPY200.1 million (US$1.3 million) and repayment of long-term loan in the amount of JPY11.0 million (US$0.07 million).

Net cash provided by financing activities for the fiscal year ended April 30, 2021 was JPY91.5 million, mainly attributable to proceeds from issuance of Ordinary Shares to shareholders in the amount of JPY103.5 million and repayment of long-term loan in the amount of JPY12.0 million.

Effect of exchange rate

Effect of exchange rate for the fiscal year ended April 30, 2023 was JPY0.2 million (US$0.0 million), which resulted from exchange gain/loss on a foreign currency the Company held.

Effect of exchange rate for the fiscal year ended April 30, 2022 and 2021 was nil.

Capital Expenditures

We made capital expenditures of JPY1.6 million (US$0.01 million), JPY1.0 million and JPY0.6 million in the fiscal years of 2023, 2022 and 2021, respectively. In these fiscal years, our capital expenditures were mainly used for procurement of office equipment and leasehold improvements.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of April 30, 2023:

	Payment due by period
	Total		Less than one year	One to three years	Three to five years	More than five years
Long-term loan	JPY	92,418,000	24,050,000	34,509,000	23,891,000	9,968,000
Short-term loan	JPY	100,000,000	100,000,000	—	—	—
Operating lease obligations	JPY	3,481,250	3,481,250	—	—	—
Total	JPY	195,899,250	127,531,250	34,509,000	23,891,000	9,968,000

Off-Balance Sheet Arrangements

As of April 30, 2023, 2022 and 2021, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from May 1, 2022 to April 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The development or acceptance of blockchain technology in the commercial marketplace

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors, innovators, and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and operations.

Our ability to apply the technology effectively in driving value for our customers through blockchain-based solutions

Our success depends on our ability to apply our proprietary blockchain technology GLS, develop new products and services, and improve the performance and cost-effectiveness of the existing products and services, in each case in ways that address current and anticipated customer requirements, industry needs and future trends. Such success is dependent upon several factors, including technology effectiveness, functionality, competitive pricing, licensing and integration with existing and emerging technologies. The blockchain industry is characterized by rapid technological changes. If we fail to develop and implement technology solutions and technical expertise that keep pace with changes in technology, industry standards, and customer preferences, our value proposition could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. Any of these events could result in a material adverse effect on our operating results, customer relationships, and business.

Telecommunications infrastructure and the performance of devices equipped with blockchain

The success of our blockchain-based products and services will depend on the continued development of a stable telecommunications infrastructure with the necessary speed, data capacity and security, complementary products such as high-speed networking equipment for providing reliable internet access and services, and other devices that are equipped with blockchain. There is no assurance that the relevant infrastructure and devices will continue to be able to support the demands placed on it by the growth of blockchain technology. There is also no assurance that the infrastructure or complementary products or services necessary to support the blockchain technology will be developed in a timely manner, or that such development will not incur substantial costs to adapt to changing technologies. The failure of these platforms and devices or their development could materially and adversely affect our business, financial condition and results of operation.

Our ability to compete successfully

We design, upgrade, and maintain technology systems for our customers. We expect to encounter competition in our business, including from entities having substantially greater capital and resources and offering a wider range of products and services. Many of our competitors may have greater financial, marketing, technological and personnel resources than we do, and may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Our ability to develop competitive advantages will require continued improvement in GLS, enhancements to our products, investment in the development of our services, and additional marketing activities. There can be no assurance that we will timely implement changes into our technology, that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services, or that we will otherwise be successful in developing market share. If competitors offer superior services, or implement changes in a timelier and more cost-effective manner, our market share could be affected, and this would adversely impact our business and results of operations.

Our ability to retain major customers and acquire new customers

Although we do not heavily rely upon any one customer for the majority of our revenue, our revenue is dependent on a limited number of customers who account for a large percentage of our contractually committed capacity. If one or more of our significant customers fail to make payments to us or does not honor their contractual commitments, our revenue and results of operations would be materially and adversely affected.

In addition, our reliance on any individual significant customer may give that customer a degree of pricing leverage against us when negotiating contracts and terms of services with us. The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

Any of our customers could experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us. In the event of any customer default, our liquidity could be adversely impacted. These risks would be particularly significant if one of our major customers were to experience adverse effects to its business and defaults under their contracts with us.

Impact of COVID-19

Public health epidemics or outbreaks could adversely impact our business. In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets. In April 2020, the Japanese government issued the Declaration of a State of Emergency, whereby the Japanese government ordered non-essential activities and businesses across Japan to close as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted many business sectors across Japan, especially in Tokyo. During the fiscal year ended April 30, 2020, the COVID-19 pandemic had some negative impact on our business operations, when delay in our sales activities occurred due to the inability to conduct scheduled in-person sales activities. Since fiscal year 2021, the COVID-19 pandemic has had no significant impact on our business operations.

E. Critical Accounting Estimates

Our financial statements are prepared in accordance with U.S. GAAP, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates. Our critical accounting policies are those that materially affect our financial statements and are subject to complex judgment by our management.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credits are expected to reverse.

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company considers all available evidence (both positive and negative) when determining whether a valuation allowance is required, with emphasis on its past operating results, the existence of cumulative losses in the most recent years and its forecast of near-term taxable income.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Satoshi Kobayashi	37	Chief Executive Officer, and Representative Director
Hiroki Yamamoto	32	Chief Technology Officer, and Director
Caspia Lin	34	Chief Financial Officer
Ryotaro Namba	29	Executive Officer
Masahiro Tominaga	44	Independent Director
Kiyomitsu Takayama	47	Independent Director
Shozo Kaneko*	68	Company Auditor
Masaaki Aono*	39	Company Auditor
Kohichi Goto*	56	Company Auditor

*	Company auditors are not members of our board of directors.

Satoshi Kobayashi has served as our Chief Executive Officer and Representative Director since our inception. He co-founded our Company in May 2018. From August 2016 to December 2018, Mr. Satoshi Kobayashi served as the representative director with FEELO.Co. to oversee that company’s entire merchandising business. From January 2013 to December 2015, he acted as a manager of Pasona Inc., where he was in charge of temporary staff management and consulting.

Hiroki Yamamoto has served as our Chief Technology Officer and Director since our inception. Mr. Hiroki Yamamoto co-founded our Company with Mr. Satoshi Kobayashi in May 2018. From August 2015 to May 2018, he was in charge of software development at arl-Y Office. From April 2013 to July 2015, he acted as a software developer at Sunplan Soft Co. He studied Robotics Creation and obtained an Associate Degree from Nagoya College of Engineering in March 2013.

Caspia Lin has served as our Chief Financial Officer since May 2023. Ms. Caspia Lin has served as a director of OneStep Consulting Pte Ltd where she leads the overall execution across a variety of workstreams since April 2018. She served as the finance manager of SIG Tax & Accounting Pte Ltd from August 2021 to September 2022 and from June 2019 to May 2020. She served as an accountant of Barramundi Group Ltd from June 2020 to July 2021. She was the assistant team leader at Margin Wheeler Pte Ltd where she was responsible for reviewing the clients’ accounts from May 2015 to April 2018. She obtained her Association of Chartered Certified Accountants qualification in 2017 and her designation of Chartered Accountant of Singapore from the Institute of Singapore Chartered Accountants in 2018.

Ryotaro Namba has served as our Executive Officer since May 2021. Mr. Ryotaro Namba worked as a freelance engineer after graduating from college and worked on various system development projects since 2021. He joined our company as an employee in August 2018. He studied at the School of Materials Science and Engineering of Tokyo Institute of Technology starting from 2012 and obtained a Master’s degree from the university in March 2018.

Masahiro Tominaga has served as our Independent Director since July 2019. Since January 2016, he has served as the representative director of Dizzy Co., which is engaged in the business of management consulting and web-related consulting. From January 2003 to December 2015, he was the executive vice president of UNIMEDIA INC., a company dedicated to digital innovation. He studied economics and obtained a Bachelor’s degree from Musashi University in March 2001.

Kiyomitsu Takayama has served as our Independent Director since February 2021. Since November 2020, he has served as the global vice president and Japan country manager at Pendo.io Japan, which is a product management company. From February 2014 to October 2020, he was the vice president, the global general manager of channel sales division, and the general manager of renewal sales department of Box, Inc., a digital solution provider. From July 2012 to February 2014, he was senior sales manager with Cloudera, Inc., a data management company. He studied business administration and obtained a Bachelor’s degree from Aoyama College University in March 2001.

Shozo Kaneko has served as our Company Auditor since July 2019. Since January 2020, he has served as the chairman of the board of directors at Social Beauty Photo Co. From October 2019 to November 2020, he was the chairman of the board of directors at PiCUBE Inc. From November 2013 to January 2015, he was a corporate auditor at Demarkan Co.

Masaaki Aono has served as our Company Auditor since September 2022. He practiced law at Nagashima Ohno & Tsunematsu from December 2009 to March 2022 and at Mayer Brown from September 2015 to July 2016 in the U.S. Since October 2022, he has served as an outside director, and audit and supervisory committee member at Halmek Holdings Inc. Since April 2022, he has been a partner at CrossOver Law Offices in Japan. He graduated from the University of Tokyo School of Law in March 2008 and from the University of Chicago School of Law (LL.M.) in June 2015.

Koichi Goto has served as our Company Auditor since July 2019. From April 2022 to November 2022, he served as an auditor of Sakura Exchange Bitcoin, Inc., which is an agency for the purchase and sale of crypto assets. Since October 2020, he has served as a company auditor of Walklog Inc., which develops and operates the O2O solution platform. Since July 2020, he has served as an auditor of KakaoPiccoma Inc., which operates the electronic comic and novel service “Piccoma.” Since April 2016, he has served as an auditor of WAKUWAKU Corporation, which is engaged in a renovation platform. He graduated from the Faculty of Economics at Keio University in March 1990.

There is no family relationship among any of the directors, company auditors, and officers. There is no arrangement or understanding among any of our directors and members of senior management or any other person pursuant to which our directors and members of senior management are appointed.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Controlled Company

As of the date of this annual report, Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director, beneficially owns more than 50% of the voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.” Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

Compensation

In accordance with the Companies Act, compensation for our directors, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or executive officer at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended April 30, 2023, we paid an aggregate of JPY67,819,646 (US$498,710) as compensation to our executive officers and directors. For the fiscal year ended April 30, 2023, we did not grant stock options or provide discretionary bonuses. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

Stock Options

We have granted stock options to purchase our Ordinary Shares, as authorized by our shareholders on February 5, 2019, under the share option plan, and on July 1, 2019, under the 2019 Trust-type Plan. The purpose of these grants is to enable our directors, senior management, and employees to share in our success and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Our stock option grants generally prohibit transfers of options. A stock option holder generally forfeits such stock options if they are no longer a director, company auditor, or employee of our Company, except under limited circumstances or as otherwise determined by our board of directors. A stock option holder can generally exercise stock options only if our Company’s Ordinary Shares are listed on any financial instrument exchanges. The following table summarizes the stock options we have issued.

Name of Issuance	Issuance Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Number of Ordinary Shares Granted
Share option plan	2/28/2019	3/1/2021	2/28/2029	JPY	2	1,095,000	(1)
2019 Trust-type Plan	7/4/2019	7/4/2019	7/3/2029	JPY	50	2,000,000

Notes:

(1)	Stock options to acquire 60,000 of our Ordinary Shares have expired, and stock options to acquire 1,035,000 of our Ordinary Shares remain outstanding as of April 30, 2023.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 60,000 of our Ordinary Shares have been extinguished, and stock options to acquire an aggregate of 3,035,000 of our Ordinary Shares remain outstanding as of April 30, 2023.

The following table summarizes the outstanding stock options with respect to our Ordinary Shares that we have granted to our directors and senior management:

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Total Number of Stock Options Granted	Total Number of Ordinary Shares Underlying Stock Options
Hiroki Yamamoto	2/28/2019	3/1/2021	2/28/2029	JPY	2	200	1,000,000
Ryotaro Namba	2/28/2019	3/1/2021	2/28/2029	JPY	2	3	15,000

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than ten directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within two years after such company auditor’s election to office.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. Mr. Satoshi Kobayashi is the representative director of our Company. The board of directors may appoint from among its members a chairperson and a president, or one or more vice-presidents, senior managers, and executive managers of the board.

Our board of directors consists of four directors. Our board of directors has determined that our outside directors, Masahiro Tominaga and Kiyomitsu Takayama, satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Company auditors (kansayaku)

We currently have three company auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a board of company auditors instead of board committees. Under the Companies Act and our articles of incorporation, we are required to have at least three but no more than 5 company auditors. Company auditors are elected at general meetings of shareholders. The normal term of office of any company auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such company auditor’s election to office. Our company auditors may, however, serve any number of consecutive terms. Company auditors may be removed by a special resolution of a general meeting of shareholders.

Our company auditors are not required to be certified public accountants. Our company auditors may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of our Company.

The function of company auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each company auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our company auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a company auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a company auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the company auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the company auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a company auditor can demand that the director cease such activity.

Our board of company auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual company auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A company auditor may note an opinion in an audit report issued by our board of company auditors, if the opinion expressed in such company auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of company auditors. Our board of company auditors is empowered to establish the audit principles, the method of examination by our company auditors of our affairs and financial position, and any other matters relating to the performance of our company auditors’ duties.

Additionally, our company auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A company auditor can file court actions relating to our Company within the authority of our company auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Limitation of Liability of Directors

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and officers may incur in connection with their conduct as our directors or executive officers.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our named executive officers and directors;

●	all our named executive officers and directors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 15,039,400 Ordinary Shares outstanding and 3,035,000 Ordinary Shares subject to options that are currently exercisable as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each named executive officer, director, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Satoshi Kobayashi(2)	9,462,265	52.35%
Hiroki Yamamoto(3)	1,000,000	5.53%
Caspia Lin	—	—
Ryotaro Namba(4)	15,000	*
Masahiro Tominaga	—	—
Kiyomitsu Takayama	—	—
Shozo Kaneko	—	—
Masaaki Aono	—	—
Kohichi Goto	—	—
All directors and executive officers as a group (ten individuals):	10,477,265	57.97%

5% Shareholders:
Satoshi Kobayashi(2)	9,462,265	52.35%
Hiroki Yamamoto(3)	1,000,000	5.53%
Themis Capital GK(5)	4,000,000	22.13%

*	Represents less than 1% of the number of Ordinary Shares outstanding.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

(2)	Represents (i) 5,462,265 Ordinary Shares held personally, and (ii) 4,000,000 Ordinary Shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi.

(3)	The aggregate number of Ordinary Shares beneficially owned by Hiroki Yamamoto represents 1,000,000 Ordinary Shares that may be issued upon exercise of stock options, held by Hiroki Yamamoto.

(4)	The aggregate number of Ordinary Shares beneficially owned by Ryotaro Namba represents 15,000 Ordinary Shares that may be issued upon exercise of stock options, held by Ryotaro Namba.

(5)	Represents 4,000,000 ordinary shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi. Its business address is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. As of the date of this annual report, none of our issued and outstanding Ordinary Shares are held in the United States. None of the Company’s major shareholders have any different or special voting rights with respect to their Ordinary Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The relationship and the nature of related party transactions are summarized as follows:

Name of Related Party	Relationship to Our Company
Satoshi Kobayashi	Our Chief Executive Officer and Representative Director

On October 1, 2019, our Company entered into an office space lease agreement with a third party, pursuant to which our Company promised to pay JPY696,250 (US$5,120) to lease our office space. Mr. Satoshi Kobayashi is a guarantor for the rental payment. The expiration date for the lease agreement is on September 30, 2023.

On November 13, 2019, our Company entered into a loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY35,000,000 (US$257,372) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is on November 12, 2024. As of April 30, 2023, the outstanding principal balance of such loan was JPY11,680,000 (US$85,889). As of the date of this annual report, the outstanding principal balance of such loan is JPY8,765,000 (US$64,453).

On April 16, 2020, our Company entered into a second loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY50,000,000 (US$367,674) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is on March 31, 2030. As of April 30, 2023, the outstanding principal balance of such loan was JPY34,988,000 (US$257,284). As of the date of this annual report, the outstanding principal balance of such loan is JPY32,903,000 (US$241,952).

On August 31, 2022, our Company entered into an overdraft agreement with Resona Bank, Ltd. The maximum borrowing amount is JPY100 million (US$735,348). We borrowed JPY100 million on September 29, 2022 at an annual interest rate of 1.475%. The maturity date for such loan was on April 28, 2023, which was extended to April 26, 2024. Satoshi Kobayashi is the joint guarantor on the loan. As of the date of this annual report, the outstanding principal balance of such loan is JPY100,000,000 (US$735,348).

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

Dividend Policy

We currently intend to retain any future earnings to finance the development and expansion of our businesses and, therefore, do not intend to pay any cash dividends in the foreseeable future. Since our inception, we have not declared or paid any cash dividends on our shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Accordingly, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “ELWS.” Holders of our ADSs should obtain current market quotations for their ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq Capital Market under the symbol “ELWS.” Holders of our ADSs should obtain current market quotations for their ADSs.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-269068), as amended, initially filed with the SEC on December 30, 2022.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Exchange Regulations

FEFTA and related regulations regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor,” including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

(i)	individuals who are Non-Residents of Japan;

(ii)	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

(iii)	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

(iv)	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:

(a) 50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above; and

(b) a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and

(v)	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our software services could potentially involve custom software services and miscellaneous fixed telecommunications, direct acquisition of our Ordinary Shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our Ordinary Shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our Ordinary Shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing any time within six months of the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed acquisition. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our recent initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2023 taxable year. However, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-269068), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

Inflation

Inflation does not materially affect our business or the results of our operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-269068, which was declared effective by the SEC on July 24, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,200,000 ADSs at a price to the public of $5.00 per ADS, and 2,338,400 ADSs offered by the Company’s certain selling shareholders named in the Registration Statement. On July 25, 2023, the ADSs began trading on the Nasdaq Capital Market under the ticker symbol “ELWS.” US Tiger Securities Inc. acted as the underwriter for the Company’s offering. On July 27, 2023, the Company announced the closing of its offering. The Company received aggregate gross proceeds of US$6.00 million from its offering, before deducting underwriting discounts and other related expenses, and did not receive any proceeds from the selling shareholders’ offering. The Company received aggregate net proceeds of US$5,104,746.95 from its offering, after deducting underwriting discounts and other related expenses.

We still intend to use the proceeds from that offering as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to lack of qualified staff equipped with relevant U.S. GAAP and SEC reporting experience.

We intend to undertake measures to improve our internal control over financial reporting to address the material weakness identified, including: (1) hiring more qualified staff equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (3) enhancing our internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. We have entered into an advisory agreement with a certified public accountant who has experience in working for a publicly traded company and expertise in U.S. GAAP and SEC reporting. And our new Chief Financial Officer has various accounting qualifications including the Association of Chartered Certified Accountants qualification. In the future, we plan to hire more talented personnel with even more experience and expertise to enhance our internal control system.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of company auditors and therefore do not have an audit committee. The function of our board of company auditors and each company auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of company auditors is comprised of three company auditors, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended April 30,
	2023	2022	2021
Audit fees	$336,868	$95,448	$68,520
Audit-Related fees	30,000	0	0
Tax fees	0	0	0
All other fees	0	0	0
Total	$366,868	$95,448	$68,520

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we have followed home country practice even though we are considered a ‘controlled company’ under Nasdaq corporate governance rules, which could adversely affect our public shareholders.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we have followed Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of four directors, two of which are considered “independent,” as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member board of company auditors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Company auditors (kansayaku)” for additional information;

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and oversee our corporate governance practices; and

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted the code of business conduct and ethics, which contains insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-269068), intially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.1	Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.2	Specimen American depositary receipt (included in Exhibit 2.1)
2.3*	Description of the rights of each class of securities registered
4.1	English translation of Loan Agreement dated November 13, 2019, by and between the Registrant and the Kiraboshi Bank (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.2	English translation of Loan Agreement dated April 16, 2020, by and between the Registrant and the Kiraboshi Bank (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.3	English translation of Overdraft Agreement dated August 31, 2022, by and between the Registrant and Resona Bank, Ltd (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.4*	English Translation of Loan Agreement dated October 28, 2022, by and between the Registrant and Shoko Chukin Bank
4.5	English Translation of agreement with Bullet Group Inc. in 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.6	English translation of agreement with Kyowa Co., Ltd. in 2022 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.7*	English translation of agreements with Tokyu Livable Inc.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Earlyworks Co., Ltd.

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director
(Principal Executive Officer)

Date: September 15, 2023

EARLYWORKS CO., LTD.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Earlyworks Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Earlyworks Co., Ltd. as of April 30, 2022 and 2023 and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant losses, and needs to raise additional funds to meet obligation and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

September 15, 2023

EARLYWORKS CO., LTD.

BALANCE SHEETS

	As of April 30, 2022	As of April 30, 2023	As of April 30, 2023
	JPY	JPY	USD

ASSETS
CURRENT ASSETS:
Cash	657,418,101	177,886,393	1,308,085
Digital assets	—	750,307	5,517
Accounts receivable, net	72,259,707	30,934,916	227,479
Prepayments	5,440,044	2,591,297	19,055
Short-term deposits	3,096,564	3,096,509	22,770
Income tax receivable	—	19,147,994	140,805
Other current assets, net	329,946	275,577	2,026
TOTAL CURRENT ASSETS	738,544,362	234,682,993	1,725,737
Property and equipment, net	1,218,085	2,067,013	15,200
Operating lease right-of-use assets	11,641,238	3,467,368	25,497
Deferred initial public offering (“IPO”) costs	—	212,160,121	1,560,116
Long-term deposits	647,740	657,740	4,836
TOTAL ASSETS	752,051,425	453,035,235	3,331,386

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Bank loans – current portion, net	11,769,000	123,819,000	910,501
Other payables and accrued liabilities	52,825,211	47,250,464	347,456
Operating lease liabilities, current	8,228,038	3,467,368	25,497
Income taxes payable	38,554,097	145,000	1,066
Contract liabilities	—	1,397,470	10,276
TOTAL CURRENT LIABILITIES	111,376,346	176,079,302	1,294,796
Bank loans – non-current, net	46,321,500	68,252,500	501,894
Operating lease liabilities, non-current	3,467,368	—	—
Deferred tax liabilities – non-current	66,235	188,496	1,386
TOTAL LIABILITIES	161,231,449	244,520,298	1,798,076

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 13,839,400 shares issued and outstanding as of April 30, 2022 and 2023*	334,575,200	100,000,000	735,348
Additional paid-in capital	1,524,575,200	1,702,120,099	12,516,509
Accumulated deficit	(1,268,330,424)	(1,593,605,162)	(11,718,547)
TOTAL SHAREHOLDERS’ EQUITY	590,819,976	208,514,937	1,533,310
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	752,051,425	453,035,235	3,331,386

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended April 30, 2021	For the year ended April 30, 2022	For the year ended April 30, 2023	For the year ended April 30, 2023
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	95,270,416	234,732,715	21,874,517	160,854
Consulting and solution services	120,941,032	228,986,136	22,435,120	164,976
Sale of NFTs	—	—	2,258,892	16,611
TOTAL OPERATING REVENUES	216,211,448	463,718,851	46,568,529	342,441
COST OF REVENUES	(33,542,166)	(108,379,683)	(30,502,236)	(224,298)
GROSS PROFIT	182,669,282	355,339,168	16,066,293	118,143
OPERATING EXPENSES:
Selling and marketing expenses	(41,985,446)	(29,727,815)	(55,667,926)	(409,354)
General and administrative expenses	(150,918,716)	(201,976,446)	(240,003,326)	(1,764,860)
Share-based compensation expenses	(56,000,000)	(670,000,000)	—	—
Research and development expenses	(22,893,105)	(25,753,717)	(108,823,664)	(800,232)
TOTAL OPERATING EXPENSES	(271,797,267)	(927,457,978)	(404,494,916)	(2,974,446)
LOSS FROM OPERATIONS	(89,127,985)	(572,118,810)	(388,428,623)	(2,856,303)
Government subsidies	4,776,746	—	—	—
Loss on digital assets	—	—	(629,195)	(4,627)
Interest expenses, net	(1,448,138)	(1,258,722)	(2,699,144)	(19,848)
Other (expense) income, net	99,841	(155,434)	228,943	1,684
Loss from equity method investment	(440,272)	—	—	—
LOSS BEFORE INCOME TAXES	(86,139,808)	(573,532,966)	(391,528,019)	(2,879,094)
Provision for income tax
Current	(290,000)	(12,963,341)	9,345,241	68,720
Deferred	15,912,026	(15,978,261)	(122,261)	(899)
Total provision for income tax	15,622,026	(28,941,602)	9,222,980	67,821
NET LOSS	(70,517,782)	(602,474,568)	(382,305,039)	(2,811,273)

LOSS PER SHARE
Basic	(5.26)	(43.62)	(27.62)	(0.20)
Diluted	(5.26)	(43.62)	(27.62)	(0.20)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	13,412,000	13,811,305	13,839,400	13,839,400
Diluted	13,412,000	13,811,305	13,839,400	13,839,400

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share*	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2020	13,125,200	182,749,200	646,749,200	(595,338,074)	234,160,326	1,721,893
Issuance of ordinary shares for cash	383,400	51,759,000	51,759,000	—	103,518,000	761,218
Net loss	—	—	—	(70,517,782)	(70,517,782)	(518,551)
Share based compensation	—	—	56,000,000	—	56,000,000	411,795
Balance, April 30, 2021	13,508,600	234,508,200	754,508,200	(665,855,856)	323,160,544	2,376,355
Issuance of ordinary shares for cash	330,800	100,067,000	100,067,000	—	200,134,000	1,471,682
Net loss	—	—	—	(602,474,568)	(602,474,568)	(4,430,286)
Share based compensation	—	—	670,000,000	—	670,000,000	4,926,832
Balance, April 30, 2022	13,839,400	334,575,200	1,524,575,200	(1,268,330,424)	590,819,976	4,344,583
Capital reduction to cover deficit	—	(234,575,200)	177,544,899	57,030,301	—	—
Net loss	—	—	—	(382,305,039)	(382,305,039)	(2,811,273)
Balance, April 30, 2023	13,839,400	100,000,000	1,702,120,099	(1,593,605,162)	208,514,937	1,533,310

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.
STATEMENTS OF CASH FLOWS

	For the year ended April 30, 2021	For the year ended April 30, 2022	For the year ended April 30, 2023	For the year ended April 30, 2023
	JPY	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(70,517,782)	(602,474,568)	(382,305,039)	(2,811,273)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation expense	67,932	309,508	778,611	5,725
Loan origination fee	244,393	244,233	231,000	1,699
Deferred tax expense	(15,912,026)	15,978,261	122,261	899
Foreign currency exchange gain	—	—	(243,159)	(1,787)
Loss on digital assets	—	—	629,195	4,627
Realized fair value gain on digital assets	—	—	3,412	25
Loss from equity method investments	440,272	—	—	—
Share-based compensation expense	56,000,000	670,000,000	—	—
Changes in assets and liabilities
Accounts receivable	54,368,059	(31,572,765)	41,324,791	303,880
Prepayments	(2,573,645)	(1,083,020)	2,848,747	20,948
Short-term deposits	—	(3,096,564)	55	—
Digital assets	—	—	(1,382,914)	(10,169)
Other current assets, net	1,368,080	(87,296)	54,369	399
Long-term deposits	—	—	(10,000)	(74)
Income taxes, net	664,195	28,148,718	(57,557,091)	(423,245)
Contract liabilities	108,544	(108,544)	1,397,470	10,276
Other payables and accrued liabilities	10,263,729	24,000,359	(5,574,747)	(40,994)
Lease obligations net cash	—	8,366	(54,168)	(396)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	34,521,751	100,266,688	(399,737,207)	(2,939,460)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from liquidation of equity method investments	—	4,559,728	—	—
Purchases of property and equipment	(611,152)	(984,370)	(1,627,539)	(11,968)
Refund of security deposit	—	187,000	—	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(611,152)	3,762,358	(1,627,539)	(11,968)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	103,518,000	200,134,000	—	—
Proceeds from loans	—	—	150,000,000	1,103,023
Repayment of loans	(12,000,000)	(11,000,000)	(16,250,000)	(119,494)
Payments on deferred initial public offering (“IPO”) costs	—	—	(212,160,121)	(1,560,116)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	91,518,000	189,134,000	(78,410,121)	(576,587)
EFFECT OF EXCHANGE RATE	—	—	243,159	1,787
CHANGE IN CASH	125,428,599	293,163,046	(479,531,708)	(3,526,228)
CASH, AT BEGINNING OF PERIOD	238,826,456	364,255,055	657,418,101	4,834,313
CASH, AT PERIOD END	364,255,055	657,418,101	177,886,393	1,308,085
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	1,219,532	1,032,588	2,479,492	18,233
Income taxes	173,900	290,000	22,619,600	166,333
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property and equipment	163,408	—	—	—

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Earlyworks Co., Ltd. (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. The Company builds products, delivers services, and develops solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. The Company primarily generates revenue from software and system development services, consulting and solution services.

Note 2 – Liquidity and going concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of April 30, 2023, the Company has negative cash flow from operating activities of JPY399,737,207 (US$2,939,460). The Company’s working capital was JPY58,603,691 (US$430,941) as of April 30, 2023. And the Company had JPY177,886,393 (US$1,308,085) in cash, which is unrestricted as to withdrawal and use as of April 30, 2023. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

The Company closed its initial public offering on July 27, 2023 and received aggregate gross proceeds of $6 million from the offering, before deducting underwriting discounts and other related expenses. If necessary, the Company will consider additional financings through the issuance of ordinary shares or debt financings and look into refinancing the Company’s existing debt obligations. However, there can be no assurances that the Company will be successful in securing any debt on terms favourable to the Company, or at all, and it is not possible to predict whether any financing efforts will be successful or if the Company will obtain the necessary financing.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the years ended April 30, 2022 and 2023 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, estimates for useful lives and impairment of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The Company has experienced, and may continue to experience, an adverse impact on certain parts of its business, including a lengthening in the sales cycle for some prospective clients and delays in the delivery of professional services and training to clients. As certain clients or partners experience downturns or uncertainty in their own business operations or revenue resulting from COVID-19, the Company may continue to decrease or delay the Company’s spending, request pricing discounts, or seek renegotiations of the Company’s contracts, any of which may result in decreased revenue and cash receipts for the Company in future periods. In addition, the Company may experience client losses, including due to bankruptcy or clients ceasing operations, which may result in an inability to collect accounts receivable from these clients. The full extent to which the COVID-19 pandemic, including any new virus strains or mutations, will directly or indirectly impact the Company’s business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, its judgments, or the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Foreign currency translation and transaction

The Company uses Japanese yen (“JPY”) as its reporting currency. The functional currency of the Company which is incorporated in Japan is JPY, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the statements of income and comprehensive income.

Convenience Translation

Translations of balances in the balance sheets, statements of income, statements of changes in shareholders’ equity and statements of cash flows from JPY into USD as of April 30, 2023 are solely for the convenience of the readers and are calculated at the rate of USD 1.00=JPY135.99, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 30, 2023. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of April 30, 2022 and 2023, the Company did not have any cash equivalents.

Digital assets

Digital assets such as Ethereum, Binance Coin and Polygon are included in current assets in the balance sheets as an indefinite live intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. The Company recognized realized gains or losses when digital assets are sold for other digital assets, or for cash consideration using a first-in first-out method of accounting and the Company accounts for received and disbursements as cash flows from operating activities.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-life asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. The Company monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Accounts receivable, net

Accounts receivable include trade accounts due from clients. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of April 30, 2022 and 2023, the Company made nil and nil allowance for doubtful accounts for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of April 30, 2022 and 2023, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees, consulting fees, underwriting fees, the SEC filing and printing expenses related to the IPO. As of April 30, 2023, the Company did not conclude its IPO. During the years ended April 30, 2021, 2022 and 2023, the Company recorded a charge of nil, nil and JPY212,160,121(USD 1,560,116) related to the IPO. As of April 30, 2021, 2022 and 2023, the accumulated deferred IPO costs were nil, nil and JPY212,160,121 (USD 1,560,116), respectively.

Short-term deposits and long-term deposits

Short-term deposits and long-term deposits are mainly for rent and money deposited with certain service providers. These amounts are refundable and bear no interest. The short-term deposits usually have one year term and are refundable upon contract termination. The long-term deposits are refunded from service providers when term and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fixtures	2 – 4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Long-term investments

In accordance with ASC 323 Investment – Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the earnings of the period.

The Company holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment – Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, at each reporting period, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees, credit rating, asset quality, or business prospects of the investee; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended April 30, 2022 and 2023, no impairment of long-lived assets was recognized.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepayments, short-term deposits, income tax receivable and other current assets, current portion of long-term bank loans, other payables and accrued liabilities, current operating lease liabilities, income taxes payable, and contract liabilities, approximate the fair value of the respective assets and liabilities as of April 30, 2022 and 2023 based upon the short-term nature of the assets and liabilities.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on May 1, 2020 using the modified retrospective approach. Results for reporting periods beginning after May 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to May 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s financial statements.

The Company recognizes revenue as it satisfies a performance obligation when its client obtains control of promised services, in an amount that reflects the consideration that the entity expects to receive in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the services it transfers to the client.

The Company applied practical expedient when sales taxes were collected from clients, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ clients.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to clients.

The Company derives its revenues from three sources: (1) revenue from software and system development services, (2) revenue from consulting and solution services, and (3) sale of NFTs. All of the Company’s contracts with clients do not contain cancellable and refund-type provisions.

(1) Software and system development services

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software and system development services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s software and system development service revenue is generated primarily from contracts with medium and large-sized enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from software and system development contracts is generally recognized over time as the Company’s performance creates or enhances the project controlled by the clients and the control is transferred continuously to the Company’s clients. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the Company could appropriately measure the fulfillment of a performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the service. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of the Company’s engineers and project managers to assess the contract’s schedule, performance, and technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for software development services include but are not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

(2) Consulting and solution services

Revenue from consulting and solution services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and solution services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 1 to 12 months. The consulting and solution services contracts typically include a single performance obligation. The revenue from consulting and solution services is recognized over the contract term as clients receive and consume benefits of such services as provided.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue.

(3) Sale of NFTs

The Company engages in sale of NFTs, or non-fungible tokens. NFTs are assets that have been tokenized via a blockchain and are assigned unique identification codes and metadata that distinguish them from other tokens. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of NFTs. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a time when the control of products is transferred to customers.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of April 30, 2022 and 2023, the Company recorded contract liabilities of nil and JPY1,397,470, respectively, which was presented as contract liabilities on the accompanying balance sheets.

Operating leases

The Company adopted ASC Topic 842, Lease (“ASC 842”) on May 1, 2021, using the modified retrospective method. The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease term of 12 months or less.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease. ROU assets acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in the Company’s leases is not readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Cost of revenues

Cost of revenues mainly consist of salaries and benefits of our staff and outsourced staff, and related expenses including telecommunication cost and rental costs.

Selling and marketing expenses

Selling and marketing expenses mainly consist of payroll, promotion expenses, and related expenses for personnel engaged in selling and marketing activities.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the statements of income and comprehensive income. Advertising expenses amounted to JPY3,132,390, JPY230,000 and JPY25,599,131 (US$188,243) for the years ended April 30, 2021, 2022 and 2023, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll, outsourced development cost, and related expenses for personnel engaged in research and development activities.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended April 30, 2021, 2022 and 2023. The Company does not believe there was any uncertain tax provision as of April 30, 2022 and 2023.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti- dilutive, such as in a period in which a net loss is recorded.

Share-based compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Japan, no geographical segments are presented.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family who hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Risks and uncertainties

Political and economic risk

All of the Company’s assets were located in Japan and all of the Company’s revenue was generated in Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of April 30, 2022 and 2023, JPY657,418,101 and JPY177,886,393 (US$1,308,085)   of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of demand

As of April 30, 2022 and 2023, one client accounted for 91.3% and 97.7% of the Company’s total accounts receivable, respectively.

For the year ended April 30, 2021, two major clients accounted for 46.3% and 42.1% of the Company’s total revenues, respectively. For the year ended April 30, 2022, two major clients accounted for 47.4% and 25.9% of the Company’s total revenues, respectively. For the year ended April 30, 2023, three major clients accounted for 42.9%, 24.1% and 10.5% of the Company’s total revenues, respectively.

Concentration of supply

As of April 30, 2022, no single vendor accounted for more than 10% of the Company’s total account payable. As of April 30, 2023, three vendors accounted for 15.2%, 15.0% and 10.6% of the Company’s total account payable.

For the year ended April 30, 2021, one vendor accounted for 86.2% of the Company’s total purchases. For the year ended April 30, 2022, three vendors accounted for 29.3%, 25.6% and 14.9% of the Company’s total purchases. For the year ended April 30, 2023, two vendors accounted for 73.8% and 23.3% of the Company’s total purchases, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 – Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this update on May 1, 2022. The adoption of this update had no material impact on the Company’s results of operations and financial position.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company adopted this update on May 1, 2022. The adoption of this update had no material impact on the Company’s results of operations and financial position.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The amendments in this Update should be applied retrospectively. The Company adopted this update on May 1, 2022. The adoption of this update had no material impact on the Company’s results of operations and financial position.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and statements of cash flows.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended April 30, 2021, 2022 and 2023:

	April 30, 2021	April 30, 2022	April 30, 2023	April 30, 2023
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	95,270,416	234,732,715	21,874,517	160,854
Consulting and solution services	120,941,032	228,986,136	22,435,120	164,976
Sale of NFTs	—	—	2,258,892	16,611
TOTAL OPERATING REVENUES	216,211,448	463,718,851	46,568,529	342,441

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	April 30, 2022	April 30, 2023
	JPY	JPY	USD
Accounts receivable	72,259,707	6,351,818	46,708
Less: Allowance for expected credit loss	—	—	—
Add: Consumption tax receivable	—	24,583,098	180,771
Accounts receivable, net	72,259,707	30,934,916	227,479

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	April 30, 2022	April 30, 2023
	JPY	JPY	USD
At cost:
Office equipment	1,595,525	3,223,064	23,701
Total	1,595,525	3,223,064	23,701
Accumulated depreciation	(377,440)	(1,156,051)	(8,501)
Property and equipment, net	1,218,085	2,067,013	15,200

Depreciation expense for the years ended April 30, 2021, 2022 and 2023 amounted to JPY67,932, JPY309,508 and JPY778,611 (USD5,725), respectively.

Note 7 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	April 30, 2022	April 30, 2023
	JPY	JPY	USD
Salary and benefit payables	26,325,325	23,307,275	171,390
Outsourced development costs	10,469,841	6,276,121	46,152
Communication costs	5,488,150	3,934,950	28,935
Professional service fee	7,617,610	8,880,909	65,305
Withholding tax	1,284,717	1,657,172	12,186
Resident tax for employees	545,100	687,400	5,055
Others	1,094,468	2,506,637	18,433
	52,825,211	47,250,464	347,456

Others mainly consist of other payables related to operating activities including outsourced design costs and handling fee.

Note 8 – Loans

Outstanding balances of loans consist of the following:

As of April 30, 2022	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY
Kiraboshi Bank	18,676,000	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	39,992,000	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Total loans	58,668,000
Less: Loan origination fee	(577,500)
Current portion of long-term loan	(11,769,000)
Long-term loan – due over one year	46,321,500

As of April 30, 2023	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	11,680,000	85,889	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	34,988,000	257,284	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Resona Bank	100,000,000	735,348	Apr. 26, 2024	1.48%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	45,750,000	336,422	Sep. 30, 2027	2.69%
Total loans	192,418,000	1,414,943
Less: Loan origination fee	(346,500)	(2,548)
Current portion of long – term loan	(123,819,000)	(910,501)
Long-term loan – due over one year	68,252,500	501,894

Interest expense for the year ended April 30, 2021, 2022 and 2023 amounted to JPY1,232,925, JPY1,045,821 and JPY2,346,136 (USD17,252). As of April 30, 2023, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

	JPY	USD
2023	124,050,000	912,200
2024	19,305,000	141,959
2025	15,204,000	111,802
2026	15,204,000	111,802
2027	8,687,000	63,880
Thereafter	9,968,000	73,300
Total	192,418,000	1,414,943

Note 9 – Income taxes

(a) Corporate Income Taxes

The Company is in Japan and is subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 30.6% for the years ended April 30, 2022 and 2023.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the years ended April 30, 2022 and 2023:

	April 30, 2022	April 30, 2023
Japanese statutory income tax rate	30.6%	30.6%
Non-deductible expenses	(1.5)%	(0.7)%
Non-taxable income	0.4%	2.8%
Valuation allowance	—%	(43.7)%
Share based compensation	(35.8)%	—%
Deferred IPO costs	—%	16.6%
Others	1.2%	(3.2)%
	(5.1)%	2.4%

Significant components of the provision for income taxes are as follows:

	April 30, 2021	April 30, 2022	April 30, 2023	April 30, 2023
	JPY	JPY	JPY	USD
Current income tax expense (benefit)	290,000	12,963,341	(9,345,241)	(68,720)
Deferred tax (benefit) expense	(15,912,026)	15,978,261	122,261	899
TOTAL OPERATING REVENUES	(15,622,026)	28,941,602	(9,222,980)	(67,821)

For the purpose of presentation in the balance sheets, deferred income tax assets and liabilities have been offset, and included in other assets on the accompanying balance sheets. Significant component of deferred tax assets and liabilities are as follows:

	April 30, 2022	April 30, 2023
	JPY	JPY	USD

Net operating loss carry forward	4,872,262	175,897,644	1,293,460
Valuation allowance	(4,872,262)	(175,897,644)	(1,293,460)
Deferred tax assets	—	—	—
Temporary difference in depreciation	(66,235)	(188,496)	(1,386)
Deferred tax liabilities	(66,235)	(188,496)	(1,386)
Total	(66,235)	(188,496)	(1,386)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

(b) Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets.

Note 10 – Operating leases – right-of-use assets

The Company entered into operating lease agreements for office spaces and employee dormitories. None of the amounts disclosed below for these leases contain variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of April 30, 2023, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of JPY3,467,368 (US$25,497) and the corresponding operating lease right-of-use assets of JPY3,467,368 (US$25,497).

As of April 30, 2022, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of JPY11,695,406 and corresponding operating lease right-of-use assets of JPY11,641,238.

Rent expense for the year ended April 30, 2021, 2022 and 2023 was JPY10,779,000, JPY9,567,000 and JPY8,355,000 (US$61,438), respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of April 30, 2023 is as follows:

	Operating Leases
	JPY	USD
2023	3,481,250	25,599
Total lease payment	3,481,250	25,599
Less imputed interest	(13,882)	(102)
Present value of operating lease liabilities	3,467,368	25,497
Less: current obligation	(3,467,368)	(25,497)
Long-term obligation at April 30, 2023	—	—

Supplemental disclosure related to operating leases were as follows:

	For the year ended April 30, 2023
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	8,355,000	61,438
Weighted average remaining lease term of operating leases	0.42 years
Weighted average discount rate of operating leases	1.6%

Note 11 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018.

	Ordinary shares		Amount
Issued Date	Issued	Accumulated	JPY
May 1, 2018	5,000,000	1,000	10,000,000
July 3, 2018	5,000,000	2,000	10,000,000
May 13, 2019	600,000	2,120	30,000,000
July 3, 2019	200,000	2,160	10,000,000
July 16, 2019*	—	108,000	—
August 9, 2019	800,000	116,000	40,000,000
September 24, 2019	400,000	120,000	20,000,000
December 27, 2019	400,000	124,000	50,000,000
April 30, 2020	725,200	131,252	175,498,400
July 31, 2020	383,400	135,086	103,518,000
May 31, 2021	330,800	138,394	200,134,000
October 26, 2021**	—	13,839,400	—

*	On July 1, 2019, shareholders of the Company approved an increase in the number of the Company’s authorized Ordinary Shares from 2,160 to 108,000 and the Company’s board of directors approved a forward split of the Company’s outstanding Ordinary Shares at a ratio of 50-for-1 share, which became effective on July 16, 2019.

**	On October 25, 2021, shareholders of the Company approved an increase in the number of the Company’s authorized Ordinary Shares from 138,394 to 13,839,400 and the Company’s board of directors approved a forward split of the Company’s outstanding Ordinary Shares at a ratio of 100-for-1 share, which became effective on October 26, 2021.

The Company retrospectively restated for effect of Retrospectively restated for effect of a 100-for-1 forward split on October 26, 2021. As of April 30, 2022 and 2023, the number of outstanding shares is 13,839,400 and 13,839,400, respectively.

Note 12. Share-based compensation

Share option plan (the “2019 Plan”)

On February 5, 2019, the shareholders and Board of Directors of the Company approved the 2019 Plan, which is administered by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company has set aside options that are exercisable into 1,095,000 ordinary shares (retrospectively restated the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021) of the Company to eligible employees, officers, directors or any other individual as deemed appropriate by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The share options shall vest on the day before the listing date. The grantees can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e. 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of exercise is upon the completion of the Company’s IPO.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted during the years ended April 30, 2022 and 2023: risk-free interest rate of 0.17%, dividend yield of 0.00%; estimated volatility of 5.90%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options*	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	JPY	Years	JPY
Outstanding, April 30, 2021	1,050,000	2.00	2.00	7.8	268.0
Granted	—	—	—	—	—
Forfeited	(15,000)	2.00	2.00	—	—
Outstanding, April 30, 2022	1,035,000	2.00	2.00	6.8	603.0
Vested at April 30, 2022	1,035,000	2.00			603.0
Exercisable at April 30, 2022	—

	Number of options*	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	USD	Years	US$
Outstanding, April 30, 2022	1,035,000	0.01	0.01	6.8	4.4
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, April 30, 2023	1,035,000	0.01	0.01	5.8	4.4
Vested at April 30, 2023	1,035,000	0.01			4.4
Exercisable at April 30, 2023	—

	Number of options*	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	JPY	Years	JPY
Outstanding, April 30, 2022	1,035,000	2.00	2.00	6.8	603.0
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, April 30, 2023	1,035,000	2.00	2.00	5.8	603.0
Vested at April 30, 2023	1,035,000	2.00			603.0
Exercisable at April 30, 2023	—

*	Retrospectively restated for the effect of share a 50-for-1 and a 100-for-1 forward split on July 16, 2019 and October 25, 2021, respectively.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of fiscal year end and the option’s respective exercise price.

The total weighted average grant-date fair value of the equity awards granted during the year ended April 30, 2022 and 2023 were both JPY2 (US$0.01) per option. No awards were vested during the year ended April 30, 2022 and 2023.

As of April 30, 2021, 2022 and 2023, there were JPY2,100,000, JPY2,070,000 and JPY2,070,000 (US$15,222) of unrecognized share-based compensation expense, respectively, related to unvested awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Trust-Type Share Option Plan (the “2019 Trust-Type Plan”)

On July 1, 2019, the shareholders and Board of Directors of the Company approved the 2019 Trust-Type Share Option Plan (the “2019 Trust-Type Plan”); 2019 Trust-Type Plan is administered by the Board of Directors, and has a term of 10 years from the date of adoption. Under the “2019 Trust-type Plan”, the Company deposited into the trust a set of options that are exercisable into a total of 2,000,000 ordinary shares (retrospectively restated for the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021, respectively) of the Company. The board of directors and the trustee of the 2019 Trust-Type Plan, in their discretion, may designate and distribute these options to individuals, including but not limited to employees, officers, and directors. The purpose of the “2019 Trust-type Plan” is to attract and retain exceptionally qualified and talented individuals and to motivate them to exercise their best efforts on behalf of the Group through valuable incentives and awards.

The trust-type share option (trust for market value-issue stock acquisition rights) is a scheme of where the option holder is granted the right to acquire the Company’s stock in the open market at pre-determined price, which can be lower than the fair market value; therefore, generating immediate benefit to the holder to option. The trust type plan was initiated and created by the trustor (Mr. Kobayashi, the Company’s Chief Executive Officer) when he deposited funds into the trust with the intention to reward the beneficiaries of the plan. The trustee is entrusted with the responsibility to grant to beneficiaries (officers and employees, etc.) the options.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted during the year ended April 30, 2022: risk-free interest rate of 0.17%, dividend yield of 0.00%; estimated volatility of 5.90%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.

For the fiscal year ended April 30, 2021, the Company recognized an expense of JPY56,000,000 and a capital reserve of JPY56,000,000. For the fiscal year ended April 30, 2022, the Company recognized an expense of JPY670,000,000 and a capital reserve of JPY670,000,000. For the fiscal year ended April 2023, the Company recognized an expense of nil and a capital reserve of nil.

Note 13 – Subsequent events

On July 27, 2023, the Company announced the closing of its initial public offering of 1,200,000 American Depositary Shares (“ADSs”) at a public offering price of US$5.00 per ADS. The Company received aggregate gross proceeds of $6 million from the offering, before deducting underwriting discounts and other related expenses.

The Company has assessed all events from April 30, 2023 up through September 15, 2023, which is the date that these financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.