Form 20-F/A
period 2023-04-30
Earlyworks Co., Ltd.
filed 2023-12-27
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
WWC, P.C.	San Mateo, California	1171

EXPLANATORY NOTE

Earlyworks Co., Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended April 30, 2023, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2023 (the “Original Annual Report”), solely for the purpose of amending and restating in its entirety “Item 15. Controls and Procedures” in the Original Annual Report in response to a comment from the staff of the SEC.

This Amendment No. 1 speaks as of the date of the Original Annual Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate in any way the financial statements or any other item contained in the Original Annual Report as originally filed with the SEC. As a result, this Amendment No. 1 does not reflect any events that may have occurred after the filing of the Original Annual Report on September 15, 2023. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report and the Company’s other filings with, and reports furnished to, the SEC subsequent to September 15, 2023.

As required by Rule 12b-15 of the Exchange Act, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of April 30, 2023, our disclosure controls and procedures were not effective due to the following material weakness: we do not have sufficient in-house personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Our management is in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (1) hiring more qualified staff equipped with relevant U.S. GAAP and SEC reporting experience and qualifications, (2) increasing the number of experienced and qualified staff members in the accounting department and strengthening the company’s internal structure regarding financial reporting and disclosure, (3) implementing regular and continuous U.S. GAAP and SEC reporting training programs for our in-house personnel, and (4) engaging an external consulting firm to help us assess our compliance readiness under Rule 13a-15 of the Exchange Act and improve our disclosure controls and procedures. We have entered into an advisory agreement with a certified public accountant who has experience in working for a publicly traded company and expertise in U.S. GAAP and SEC reporting. And our Chief Financial Officer has various accounting qualifications including the Association of Chartered Certified Accountants qualification. In the future, we plan to hire more talented personnel with even more experience and expertise to enhance our disclosure controls and procedures.

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

Part III

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.1	Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.2	Specimen American depositary receipt (included in Exhibit 2.1)
2.3***	Description of the rights of each class of securities registered
4.1	English translation of Loan Agreement dated November 13, 2019, by and between the Registrant and the Kiraboshi Bank (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.2	English translation of Loan Agreement dated April 16, 2020, by and between the Registrant and the Kiraboshi Bank (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.3	English translation of Overdraft Agreement dated August 31, 2022, by and between the Registrant and Resona Bank, Ltd (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.4***	English Translation of Loan Agreement dated October 28, 2022, by and between the Registrant and Shoko Chukin Bank
4.5	English Translation of agreement with Bullet Group Inc. in 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.6	English translation of agreement with Kyowa Co., Ltd. in 2022 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
4.7***	English translation of agreements with Tokyu Livable Inc.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this Amendment No. 1
**	Furnished with this Amendment No. 1
***	Previously filed with the Original Annual Report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Earlyworks Co., Ltd.

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director
(Principal Executive Officer)

Date: December 27, 2023

3