Form 20-F
period 2024-04-30
Earlyworks Co., Ltd.
filed 2024-08-26
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2024

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

Telephone: +81 03-5614-0978

Email: satoshi-k@e-arly.works

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares	ELWS	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the registration of the American depositary shares on the NASDAQ Stock Market LLC. Each American depositary share represents five ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,076,900 ordinary shares.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares of Earlyworks Co., Ltd., each of which represents five Ordinary Shares (defined below);

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to the ordinary shares of Earlyworks Co., Ltd.;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” or “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Earlyworks Co., Ltd.

This annual report on Form 20-F includes our audited financial statements for the fiscal years ended April 30, 2024, 2023, and 2022. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY157.54= $1.00, which was the foreign exchange rate on April 30, 2024 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 30, 2024. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ja.htm.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results, and future development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion plan, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand awareness;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends in our industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

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

Our success depends on our ability to apply our proprietary blockchain technology, Grid Ledger System (“GLS”), develop new services, and improve the performance and cost-effectiveness of the existing services, in each case in ways that address current and anticipated customer requirements, industry needs and future trends. Such success is dependent upon several factors, including technology effectiveness, functionality, competitive pricing, licensing and integration with existing and emerging technologies. The blockchain industry is characterized by rapid technological changes. If we fail to develop and implement technology solutions and technical expertise that keep pace with changes in technology, industry standards, and customer preferences, our value proposition could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. In addition, GLS may not gain acceptance or recognition in the market which is dominated by more established and conventional technologies, even though we believe GLS is superior to the conventional blockchains. Our unique advantage created by GLS may be threatened by intensified competition in the market if our competitors invent similar technologies in the future. Any of these events could result in a material adverse effect on our operating results, customer relationships, and business.

We may not be able to adequately evaluate the risks associated with the NFT platforms developed by us.

NFTs, or non-fungible tokens, are cryptographic assets on a blockchain with unique identification codes and metadata that distinguish them from each other. Similar to cryptocurrency, NFTs are issued, stored, and traded on a blockchain network. Different from cryptocurrency, NFTs are unique and cannot be replaced with other like-kind assets. Traditional digital products can be easily duplicated and distributed without the ability to determine their authenticity. In comparison, NFTs are unique and can be distributed and traded with the ability to prove their authenticity and ownership. For example, we were selected by Hakuhodo DY Music & Pictures Inc. (“Hakuhodo”) to develop a platform called Animap where Hakuhodo sells its NFTs. Hakuhodo is the sole owner of Animap and independently manages the daily operation of Animap. Hakuhodo obtains permission from copyright owners to convert their copyrighted works into NFTs, handles inquiries, complaints, purchase cancellations, refunds and requests as well as provides other customer support for Animap users. We own certain intellectual property rights in the system used to develop Animap. We do not own, operate or maintain Animap, nor do we have any custody, ownership interests or intellectual property rights in the NFTs that are sold on Animap. We also developed another NFT trading platform for a different business partner. Such business partner operates the platform and we produce the NFTs that are sold on the platform. We own the intellectual property rights in the platform and the NFTs that we developed and created.

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

Recently, the U.S. regulatory authorities have signaled sanctions could apply to digital transactions and have pursued enforcement actions involving cryptocurrencies and digital asset accounts. On August 28, 2023, the U.S Securities and Exchange Commission charged Impact Theory, LLC, a media and entertainment company headquartered in Los Angeles, with conducting an unregistered offering of crypto asset securities in the form of purported NFTs. As a result, Impact Theory, LLC was ordered to pay a combined total of more than $6.1 million in disgorgement, prejudgment interest, and civil penalty. The nature of many NFT transactions involves circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology, which have implications on a wide range of liability issues. NFT transactions may be subject to laws governing virtual currency or money transmission. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. The NFT platforms expose us to the foregoing risks, among others, any of which could materially and adversely harm our business, financial condition, results of operations, reputation, and prospects.

Our technology is dependent on telecommunications infrastructure and the performance of devices equipped with blockchain.

The success of our blockchain-based services will depend on the continued development of a stable telecommunications infrastructure with the necessary speed, data capacity and security, complementary products such as high-speed networking equipment for providing reliable internet access and services, and other devices that are equipped with blockchain. There is no assurance that the relevant infrastructure and devices will continue to be able to support the demands placed on it by the growth of blockchain technology. There is also no assurance that the infrastructure or complementary products or services necessary to support the blockchain technology will be developed in a timely manner, or that such development will not incur substantial costs to adapt to changing technologies. The failure of these platforms and devices or their development could materially and adversely affect our business, financial condition and results of operation.

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

We rely on the capacity, reliability and security of third-party systems and software to support our operations. We employ Google Drive to process, transmit and store information as of the date of this annual report. The systems of third-party providers may experience material interruptions or failures due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, employee or customer error or misuse, targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. If any of the systems do not operate properly, are compromised or are disabled, we could suffer an adverse impact on our operations.

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

Our ability to develop competitive advantages will require continued improvement in GLS, enhancements to our services, investment in the development of our services, and additional marketing activities. There can be no assurance that we will timely implement changes into our technology, that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services, or that we will otherwise be successful in developing market share. If competitors offer superior services, or implement changes in a timelier and more cost-effective manner, our market share could be affected, and this would adversely impact our business and results of operations.

Competitors will likely attempt to imitate our services and technology. If we are unable to protect or preserve our proprietary rights, our business may be harmed.

As our business continues to expand, our competitors will likely imitate our services and technology. Only a portion of the intellectual property used in the operation of our business lines is patentable, and therefore we rely on trade and service marks, copyrights, trade secrets, and other forms of intellectual property protection. We also rely on confidentiality agreements with employees, consultants, third-party service providers, and others to protect our intellectual property and proprietary rights.

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

Due to the fundamentally open-source nature of blockchain technology, we may not always be able to determine that we are using or accessing protected information or software. In addition, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may currently be pending applications of which we are unaware that may later result in issued patents that our products or services infringe.

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

Our growth is based, in part, on our ability to attract and retain highly skilled professionals and software engineers. We aim to motivate and retain qualified employees. However, we may face difficulties in recruiting and retaining employees of a caliber consistent with our business strategy because of competition from other companies. If our employees are unsatisfied with what we offer, such as remuneration packages or working environment, we may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such an event, we may need to expend additional resources to retain or replace suitable employees.

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

Our success depends solely on the continued services of key personnel, particularly our management and officers, who have extensive market knowledge and long-standing industry relationships. Our management team collectively has experience working with corporations of various operating scales across different industries. Our reputation among and our relationships with key customers are the result of a significant investment of time and effort by our management to build credibility in a highly specialized industry. The loss of services of any member of management could diminish our business, growth opportunities, and our relationships with key customers.

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

For the fiscal year ended April 30, 2024, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.6%, 27.2%, and 21.5% of our total sales revenue, respectively. For the fiscal year ended April 30, 2023, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.9%, 24.1%, and 10.5% of our total sales revenue, respectively. For the fiscal year ended April 30, 2022, we had two customers that each contributed to over 10% of our total sales revenue, accounting for approximately 47.4% and 25.9% of our total sales revenue, respectively. Although we do not heavily rely upon any one customer for the majority of our revenue, our revenue is dependent on a limited number of customers who account for a large percentage of our contractually committed capacity. If one or more of our significant customers fail to make payments to us or do not honor their contractual commitments, our revenue and results of operations would be materially and adversely affected.

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

As of the date of this annual report, we have entered into loan and credit agreements with financial lending institutions. For further details on our bank borrowings, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.” The viability of our business is dependent on the availability of adequate capital to develop and maintain our business. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If we do not attract customers and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms. If we have low levels of operating cash flow together with limited access to capital or credit in the future, it could have an impact on our ability to meet our capital requirements, invest in our software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, or repay our outstanding debt. Such outcomes could have an adverse effect on our business, financial condition and operating results.

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

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. From time to time, we may become involved in other disputes with the provision of our services or other aspects of our business and operations, including labor disputes with employees and contract disputes with our customers. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings.

General economic, political and market conditions may have an adverse impact on our operating performance, results of operations and cash flow.

Our business is influenced by a range of factors that are beyond our control including general economic and business conditions and legal, regulatory, and political developments. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on our business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, we may experience the negative effects of a slowdown in the usage of our blockchain technology. The impact of global events, including the ongoing conflict between Russia and Ukraine and the armed conflict between Israel and Hamas-led Palestinian militant groups, may also negatively impact our Company.

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

As of the date of this annual report, our directors and executive officers together beneficially own more than a majority of our 15,076,900 Ordinary Shares outstanding. These shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 15,076,900 Ordinary Shares are issued and outstanding, and 1,025,740 ADSs (representing 5,128,700 Ordinary Shares) are issued, outstanding and freely tradeable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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

Our amended articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs. ADS holders are not able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

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

Under the amendments in 2019 to the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) (“FEFTA”) and related regulations, direct acquisition of our Ordinary Shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Item 10. Additional Information—D. Exchange Controls”) could be subject to the prior filing requirement under FEFTA, regardless of the number of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our Ordinary Shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our Ordinary Shares directly.

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs since the depositary received clearance for the acquisition of our Ordinary Shares underlying the ADS in June 2023.  In addition, any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying Ordinary Shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our Ordinary Shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying Ordinary Shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

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

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2024 taxable year. However, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

B. Business Overview

Overview

We are a blockchain-based technology company incorporated in Japan. We deliver services and develop solutions based on our proprietary GLS to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. Our customers represent a diverse range of industries, such as information technology, metaverse, advertisement, real estate, telecommunication and entertainment. We generate revenue from our (i) software and system development services, (ii) consulting and solution services, and (iii) sale of NFTs. For the fiscal years ended April 30, 2024, 2023 and 2022, we had total revenue of approximately JPY179.4 million (US$1.1 million), JPY46.6 million, and JPY463.7 million, respectively, revenue generated from our software and system development services accounted for approximately 70.0%, 47.0%, and 50.6% of our total revenue, respectively, revenue generated from our consulting and solution services accounted for approximately 1.6%, 48.2%, and 49.4% of our total revenue, respectively, and revenue generated from the sale of NFTs accounted for approximately 28.4%, 4.8%, and 0% of our total revenue, respectively. For the same fiscal years, we had net loss of approximately JPY330.2 million (US$2.1 million), JPY382.3 million, and JPY602.5 million, respectively.

Our mission is to optimize business operations with our creative ideas and the use of blockchain technology. We believe in a data centric future where blockchain technology will be indispensable and widely used, due to its efficiency, security, and reliability.

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

Our Services

We derive our revenue from our (i) software and system development services, (ii) consulting and solution services, and (iii) sale of NFTs.

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

The sale of NFTs was achieved through an NFT trading platform that we developed for a business partner. Such business partner operates the platform and provides customer services to users of the platform. Such business partner is principally responsible for marketing and sales activities. The marketing and sales activities are mainly focused on the Japanese market and no NFT purchasers on the platform are from the U.S. as of the date of this annual report. We provide technological expertise by developing the NFT trading platform, creating the NFTs that are sold on the platform and providing technological support if needed. The creation of the NFTs is decided through consultation with the business partner and not independently controlled by us. We own the intellectual property rights in the platform and the NFTs that we developed and created. As of the date of this annual report, the users of the platform are allowed to buy the NFTs, but not transfer or resell the NFTs on the platform. Such users may resell the NFTs on secondary markets such as OpenSea. The NFT purchasers on the platform are of various backgrounds, a certain number of whom are NFT collectors. We also play the secondary role serving as a sales agent for the business partner to enhance the sales activities. In fulfilling such a secondary role, we sell the NFTs on behalf of our business partner. We do not hold the NFTs for investment purposes but we may hold the NFTs from time to time for sales promotion purposes. We do not make marketing activities in terms that indicate the NFTs as an investment opportunity. We receive a percentage of the sales revenue, and we accept cryptocurrencies as payment as NFTs are traded generally using cryptocurrencies.

We developed another NFT trading platform, Animap, for Hakuhodo DY Music & Pictures Inc. (“Hakuhodo”). Pursuant to the agreement between our Company and Hakuhodo, Hakuhodo is the sole owner of Animap and independently manages the daily operation of Animap. Hakuhodo obtains license from copyright owners, converts their copyrighted works into NFTs within the scope of the license, sells the NFTs on Animap, handles inquiries, complaints, purchase cancellations, refunds and requests as well as provides other customer support for Animap users. We used our technological expertise to develop Animap based on the public blockchain Ethereum. We own certain intellectual property rights in the system used to develop Animap. We stress-tested Animap prior to its launch in June 2022 and stress test Animap at least once every six months. We do not own, operate, or maintain Animap. The currently available NFTs on Animap represent some popular Japanese IPs, such as Tatsunoko Production, Big Hat Monkeys, and Mentori. The NFTs are stored by Animap users through manners of their choice, the most common of which is Metamask. The copyright owners remain the owners of the intellectual property rights in the underlying content represented by the NFTs. Hakuhodo maintains the royalty interest in, or intellectual property of, the NFTs that are offered on Animap. When the NFTs are sold, the ownership interests and intellectual property rights in the NFTs are transferred from Hakuhodo to the NFT buyers. We do not have any custody, ownership or intellectual property interests in the NFTs that are on Animap. In the event of disputes over the intellectual property underlying the NFTs, we believe it is unlikely for our Company to be a party to such disputes. As of the date of this annual report, Animap users are allowed to purchase NFTs, but not transfer, distribute, or resell their NFTs on Animap. Animap users may resell their NFTs on secondary markets such as OpenSea and Rarible. We are entitled to a system usage fee, which is equal to a percentage of the NFT sales revenue, under the precondition that such revenue reaches a predetermined level. We do not accept and do not plan to accept payment for our services in the form of digital assets. As of the date of this annual report, we have not received any revenue from the sale of NFTs on Animap.

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

For the fiscal year ended April 30, 2024, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.6%, 27.2%, and 21.5% of our total sales revenue, respectively. For the fiscal year ended April 30, 2023, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.9%, 24.1%, and 10.5% of our total sales revenue, respectively. For the fiscal year ended April 30, 2022, we had two customers that each contributed to over 10% of our total sales revenue, accounting for approximately 47.4% and 25.9% of our total sales revenue, respectively. Although we derived a significant portion of our sales revenue from a limited number of customers, we did not heavily rely upon any one customer for the majority of our revenue.

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

Competition and Strengths

Market entry

The technological barrier to enter the blockchain industry is high, therefore many companies hesitate to enter this industry. Another challenge in the blockchain industry is that it is difficult to balance the trade-off among speed, security and transparency. Other companies seek to develop their solutions to balance such trade-off but such development processes can be lengthy and costly. In addition, we believe that conventional blockchains are too slow to go beyond the realm of demonstration testing and achieve monetization in business settings. Companies equipped with the conventional blockchains are only able to create limited commercial value. Our Company sought to overcome the technical issues of conventional blockchains and has developed our proprietary GLS, which we believe can be widely and flexibly applied in various business settings.

Market competition

We believe that we are one of the very few companies in Japan that are capable of commercializing blockchain technology. However, the market for blockchain technology is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

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

Dedicated talent team

Our robust research and development team members are dedicated to blockchain research, operations, and development to support the improvement of blockchain technology. We, on occasions, consult with academia to keep abreast of the most recent advancement and technological issues of blockchain technology and to apply academic perspectives to system development. Our professional management team collectively has experience working with corporations of various operating scales across different industries. Our management has cultivated business knowledge and expertise by undertaking diverse roles, including sales, business planning, consulting, accounting, and programming. We also have an agreement with a third-party company for external engineers, some of whom are graduates of Hanoi University of Technology, Vietnam’s leading school for IT professionals, majoring in information technology.

Trusted relationships with business partners

We value the trust that we have built with our customers and business partners, who work with us for advice, joint research, and system development. Some of our system development customers return to us for additional consulting and system maintenance services. Our customers are of different operating scales, ranging from venture companies to multi-national businesses. Our customers represent a wide spectrum of industries, including information technology, metaverse, advertisement, real estate, telecommunication and entertainment industry , among others. We will continue to grow by leveraging the trust and expertise of the companies that we have worked with.

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

In the future, we hope to generate revenue by applying GLS to the following domains:

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

Intellectual Property

We seek to protect our intellectual property rights by relying on Japanese intellectual property laws and on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, registered domain names, and patent rights to protect our brand and our intellectual property. As of the date of this annual report, we have registered 2 patents, 14 trademarks and 9 domain names. Our pending intellectual property applications include 1 patent. We consider the patent “Information processing equipment and program (GLS)” to be material to our business. The chart below presents information about some intellectual property that we have registered or applied for.

Type	Name	Issuing authority	Application date	Status	Expiration date
Trademark		Japan Patent Office	August 12, 2022	registered	April 28, 2033
	データキャナル	Japan Patent Office	October 14, 2021	registered	April 04, 2032
	Data Canal	Japan Patent Office	October 13, 2021	registered	April 04, 2032
		Japan Patent Office	February 25, 2021	registered	August 12, 2031
	APO	Japan Patent Office	February 27, 2020	registered	June 22, 2031
	SmokeDB	Japan Patent Office	January 22, 2020	registered	January 28, 2031
		Japan Patent Office	November 25, 2019	registered	December 15, 2030
	アーリーワークス	Japan Patent Office	November 25, 2019	registered	December 15, 2030
		Japan Patent Office	July 01, 2019	registered	June 23, 2030
	Grid Ledger System	Japan Patent Office	May 14, 2019	registered	June 25, 2030
Patent	Information processing equipment and program	Japan Patent Office	October 31, 2022	in progress	N/A

	Information processing equipment and program	Japan Patent Office	December 2, 2020	registered	December 2, 2040
	Information processing equipment and program (GLS)	Japan Patent Office	October 27, 2020	registered	October 27, 2040

Property and Equipment

Our principal executive office is located in Tokyo, Japan. Our office space is leased from an independent third party with an area of 184.12 square meters starting from October 1, 2019. Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director, is the guarantor on the lease agreement. The lease agreement automatically renews for another two years, unless either party notifies the other party of its intention to the contrary no later than six months before the expiration of the current term. The lease agreement may be terminated on six months’ notice of the intention to terminate. The current expiration date for the lease agreement is on September 30, 2024 and we intend to renew such lease agreement. We do not hold title or interest in any other property, plants, or equipment.

We believe that the current office facilities are adequate for the time being. As our business grow, there may be a need to secure additional office space.

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

As of the date of this annual report, we have a headcount of 15 full-time employees (excluding our directors and company auditors) at our principal executive office in Japan. The chart below presents the number of our employees as of April 30, 2024, 2023 and 2022.

	Number of employees
For the fiscal years ended April 30,	Full-time	Part-time	Contract
2024	15	0	0
2023	11	0	1
2022	15	0	0

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

	For the fiscal year ended April 30, 2024			For the fiscal year ended April 30, 2023		For the fiscal year ended April 30, 2022
	US$	JPY		JPY		JPY
OPERATING REVENUES
Software and system development services	797,373	125,618,177	70.0%	21,874,517	47.0%	234,732,715	50.6%
Consulting and solution services	17,777	2,800,620	1.6%	22,435,120	48.2%	228,986,136	49.4%
Sale of NFTs	323,327	50,936,854	28.4%	2,258,892	4.8%	—	0.0%
TOTAL OPERATING REVENUES	1,138,477	179,355,651	100%	46,568,529	100.0%	463,718,851	100%
COST OF REVENUES	(238,561)	(37,582,914)	-21.0%	(30,502,236)	-65.5%	(108,379,683)	-23.4%

GROSS PROFIT	899,916	141,772,737	79.0%	16,066,293	34.5%	355,339,168	76.6%
OPERATING EXPENSES:
Selling and marketing expenses	(350,765)	(55,259,489)	-30.8%	(55,667,926)	-119.5%	(29,727,815)	-6.4%
General and administrative expenses	(2,477,476)	(390,301,519)	-217.6%	(240,003,326)	-515.4%	(201,976,446)	-43.5%
Share-based compensation expenses	(10,261)	(1,616,463)	-0.9%	—	0.0%	(670,000,000)	-144.5%
Research and development expenses	(482,936)	(76,081,726)	-42.4%	(108,823,664)	-233.7%	(25,753,717)	-5.6%

TOTAL OPERATING EXPENSES	(3,321,438)	(523,259,197)	-291.7%	(404,494,916)	-868.6%	(927,457,978)	-200%

LOSS FROM OPERATIONS	(2,421,522)	(381,486,460)	-212.7%	(388,428,623)	-834.1%	(572,118,810)	-123.4%
Loss on digital assets	(393)	(61,860)	0.0%	(629,195)	-1.4%	—	0.0%
Interest expenses, net	(10,089)	(1,589,399)	-0.9%	(2,699,144)	-5.8%	(1,258,722)	-0.3%
Foreign exchange gain, net	296,218	46,666,234	26.0%	222,079	0.5%	—	0.0%
Other (expense) income, net	840	132,317	0.1%	6,864	0.0%	(155,434)	0.0%
LOSS BEFORE INCOME TAXES	(2,134,946)	(336,339,168)	-187.5%	(391,528,019)	-840.8%	(573,532,966)	-123.7%
Provision for income tax	1,196	188,496	0.1%	9,222,980	19.8%	(28,941,602)	-6.2%
NET LOSS	(2,133,750)	(336,150,672)	-187.4%	(382,305,039)	-821.0%	(602,474,568)	-129.9%

Revenue

The following table sets forth the breakdown of our revenue by category, both in absolute amount and as a percentage of the total revenue for each category for the periods indicated:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	797,373	125,618,177	70.0%	21,874,517	47.0%	234,732,715	50.6%
Consulting and solution services	17,777	2,800,620	1.6%	22,435,120	48.2%	228,986,136	49.4%
Sale of NFTs	323,327	50,936,854	28.4%	2,258,892	4.8%	-	-
Total	1,138,477	179,355,651	100.0%	46,568,529	100.0%	463,718,851	100.0%

Our total revenue for the fiscal year ended April 30, 2024 increased by approximately JPY132.8 million, or 285.1%, compared to that of the fiscal year ended April 30, 2023. Our total revenue for the fiscal year ended April 30, 2023 decreased by approximately JPY417.2 million, or 90.0%, compared to that of the fiscal year ended April 30, 2022.

Revenue generated from our software and system development services accounted for 70.0%, 47.0%, and 50.6% of our total revenue for the fiscal years ended April 30, 2024, 2023, and 2022, respectively. Revenue from software and system development services for the fiscal year ended April 30, 2024 increased by JPY103.7 million, or 474.3%, compared to that of the fiscal year ended April 30, 2023. Such increase was mainly attributable to the completion of the GLS SDK, which we had been developing last year. This has enabled us to provide services that meet customer needs. Additionally, our listing on the Nasdaq Capital Market has increased our industry presence and bolstered trust from other companies, contributing to our revenue growth. Furthermore, in Japan, there are no publicly listed companies developing blockchain technology themselves, and it is difficult to find blockchain partners with the necessary technical capabilities. This has brought attention to our technology. Moreover, increased interest in blockchain technology has also contributed to our revenue growth. Revenue from software and system development services for the fiscal year ended April 30, 2023 decreased by JPY212.9 million, or 90.7%, compared to that of the fiscal year ended April 30, 2022. Such decrease was mainly due to the fact that in fiscal year 2022 we entered into a number of contracts to the extent that we were unable to devote substantial resources to research and development activities; most of such contracts were for terms of one year or less and expired during 2023. During the fiscal year ended April 30, 2023, we were more selective in entering into contracts and conducting projects in which we devote our resources, and we were engaged in research and development projects that are expected to generate revenue in the future.

Revenue generated from our consulting and solution services accounted for 1.6%, 48.2%, and 49.4% of our total revenue for the fiscal years ended April 30, 2024, 2023, and 2022, respectively. Revenue from consulting and solution services for the fiscal year ended April 30, 2024 decreased by JPY19.6 million, or 87.5%, compared to that of the fiscal year ended April 30, 2023. Such decrease was mainly due to the improved understanding of blockchain technology among our corporate clients, leading to an increase in requests for the development of specific systems using blockchain. However, this has also resulted in a decrease in consulting and solution services for how to use blockchain. Revenue from consulting and solution services for the fiscal year ended April 30, 2023 decreased by JPY206.6 million, or 90.2%, compared to that of the fiscal year ended April 30, 2022. Such decrease was due to the fact that in fiscal year 2023, we entered into a number of contracts to the extent that we were unable to devote substantial resources to research and development activities; most of such contracts were for terms of one year or less and expired during 2023. During the fiscal year ended April 30, 2023, we were more selective in entering into contracts and conducting projects in which we devote our resources, and we were engaged in research and development projects that are expected to generate revenue in the future.

Revenue generated from the sale of NFTs accounted for 28.4%, 4.8%, and nil of our total revenue for the fiscal years ended April 30, 2024, 2023, and 2022, respectively. Revenue from the sale of NFTs for the fiscal year ended April 30, 2024 increased by JPY48.7 million, or 2,154.9%, compared to that of the fiscal year ended April 30, 2023. Such increase was mainly because of the increased sales support for NFTs. The Company started to receive revenue from the sale of NFTs in the fiscal year ended April 30, 2023.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue by category, both in absolute amount and as a percentage of the cost of revenue, for the periods indicated:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Outsourced staff cost	165,734	26,109,793	69.5%	8,949,650	29.3%	56,291,194	51.9%
Staff cost	57,986	9,135,039	24.3%	12,095,669	39.7%	34,473,809	31.8%
Telecommunication cost	8,959	1,411,352	3.8%	7,892,415	25.9%	15,697,664	14.5%
Rental expense	5,180	816,030	2.2%	1,346,876	4.4%	1,581,841	1.5%
Others	702	110,700	0.2%	217,626	0.7%	335,175	0.3%
Total	238,561	37,582,914	100.0%	30,502,236	100.0%	108,379,683	100.0%

Cost of revenue primarily comprises (1) outsourced staff cost; (2) staff cost; (3) telecommunication cost; (4) rental expense; and (5) others. Cost of revenue for the fiscal year ended April 30, 2024 increased by approximately JPY7.1 million, or 23.2%, compared to that of the fiscal year ended April 30, 2023. Such increase was primarily attributable to an increase of JPY17.2 million in outsourced staff cost, partially offset by a decrease of JPY9.4 million in staff cost and telecommunication cost. Cost of revenue for the fiscal year ended April 30, 2023 decreased by approximately JPY77.9 million, or 71.9%, compared to that of the fiscal year ended April 30, 2022. Such decrease was primarily attributable to a decrease of JPY77.5 million in staff cost, outsourced staff cost and telecommunication cost.

Gross Profit/Loss

As a result of changes in revenue and cost of revenue, our gross profit for the fiscal year ended April 30, 2024 increased by JPY125.7 million, or 782.4%, compared to that of the fiscal year ended April 30, 2023, and our gross profit for the fiscal year ended April 30, 2023 decreased by JPY339.3 million, or 95.5%, compared to that of the fiscal year ended April 30, 2022. The following table sets forth a breakdown of gross profit by services offered for the fiscal years ended April 30, 2024, 2023, and 2022:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	616,730	97,159,712	68.5%	3,126,372	19.5%	161,310,365	45.4%
Consulting and solution services	10,772	1,696,999	1.2%	10,681,029	66.5%	194,028,803	54.6%
Others	272,414	42,916,026	30.3%	2,258,892	14.0%	-	-
Total	899,916	141,772,737	100.0%	16,066,293	100.0%	355,339,168	100.0%

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Selling and marketing expenses	350,765	55,259,489	10.6%	55,667,926	13.8%	29,727,815	3.2%
General and administrative expenses	2,477,476	390,301,519	74.6%	240,003,326	59.3%	201,976,446	21.8%
Share-based compensation expenses	10,261	1,616,463	0.3%	-	0.0%	670,000,000	72.2%
Research and development expenses	482,936	76,081,726	14.5%	108,823,664	26.9%	25,753,717	2.8%
Total	3,321,438	523,259,197	100.0%	404,494,916	100.0%	927,457,978	100.0%

Selling and marketing expenses

Selling and marketing expenses include (1) salaries and benefits of our sales and marketing staff, and (2) others, such as advertising expense and other related payment for our sales and marketing staff. Selling and marketing expenses for the fiscal year ended April 30, 2024 decreased by JPY0.4 million, or 0.7%, compared to those of the fiscal year ended April 30, 2023. Such decrease was primarily attributable to the reduction in executive compensation, the streamlining of our personnel structure, and the review and adjustment of employee salaries to appropriate levels. Selling and marketing expenses for the fiscal year ended April 30, 2023 increased by JPY25.9 million, or 87.3%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to an increase of JPY29.9 million in advertising expenses. The following table sets forth the breakdown of selling and marketing expenses, both in absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Staff salaries and benefits	132,690	20,903,945	37.8%	25,812,795	46.4%	29,727,815	100.0%
Other advertising expenses	218,075	34,355,544	62.2%	29,855,131	53.6%	-	0.0%
Total	350,765	55,259,489	100.0%	55,667,926	100.0%	29,727,815	100.0%

General and administrative expenses

Administrative expenses include (1) professional service fee; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) insurance fee; (4) office expense for our operating; (5) taxes and duties; (6) transportation fee; (7) outsourced staff cost; (8) rental expense and (9) others, including depreciation and amortization, entertainment fee. The general and administrative expenses for the fiscal year ended April 30, 2024 increased by JPY150.3 million, or 62.6%, compared to those of the fiscal year ended April 30, 2023. Such increase was primarily attributable to NASDAQ listing and D&O insurance costs. The general and administrative expenses for the fiscal year ended April 30, 2023 increased by JPY38.0 million, or 18.8%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to the increase of staff salaries and benefits and outsourced staff cost. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Professional service fee	1,352,423	213,060,659	54.6%	70,537,295	29.4%	69,404,375	34.4%
Staff salaries and benefits	677,877	106,792,806	27.4%	128,217,664	53.4%	104,440,158	51.7%
Insurance fee	170,713	26,894,080	6.9%	16,900	0.0%	-	0.0%
Office expense	72,075	11,354,771	2.9%	12,298,320	5.1%	7,526,856	3.7%
Taxes and duties	44,959	7,082,825	1.8%	431,920	0.2%	7,555,945	3.7%
Transportation fee	43,963	6,925,970	1.8%	4,257,343	1.8%	4,463,061	2.2%
Outsourced staff cost	42,500	6,695,384	1.7%	16,182,257	6.7%	-	0.0%
Rental expense	35,123	5,533,245	1.4%	5,067,643	2.2%	7,104,654	3.5%
Others	37,843	5,961,779	1.5%	2,993,984	1.2%	1,481,397	0.8%
Total	2,477,476	390,301,519	100.0%	240,003,326	100.0%	201,976,446	100.0%

Share-based compensation expenses

On July 1, 2019, the shareholders and board of directors of the Company approved the 2019 trust-type stock option plan (the “2019 Trust-type Plan”), which has an exercise period of 10 years from July 4, 2019 to July 3, 2029. Under the “2019 Trust-type Plan,” the Company is committed to issue 2,000,000 Ordinary Shares (retrospectively restated to include the effects of the share split of 50-for-1 and 100-for-1 on July 16, 2019 and on October 25, 2021, respectively) of the Company to its eligible employees, officers, directors or any other individual as determined by the board of directors. The share-based compensation expenses were JPY 1.6 million, nil, and JPY670.0 million for the fiscal year ended April 30, 2024, 2023, and 2022, respectively. See our financial statements and the related notes included elsewhere in this annual report for more information.

Research and development expenses

	Year Ended April 30, 2024			Year Ended April 30, 2023		Year Ended April 30, 2022
	USD	JPY	%	JPY	%	JPY	%
Staff cost	207,369	32,668,949	42.9%	27,282,813	25.1%	15,887,724	61.6%
Outsourced staff cost	200,807	31,635,213	41.6%	71,175,511	65.4%	4,705,466	18.3%
Telecommunication cost	59,075	9,306,677	12.2%	8,152,791	7.5%	4,171,560	16.2%
Rental expense	12,732	2,005,725	2.6%	1,759,352	1.6%	866,825	3.4%
Others	2,953	465,162	0.7%	453,197	0.4%	122,142	0.5%
Total	482,936	76,081,726	100.0%	108,823,664	100.0%	25,753,717	100.0%

Research and development expenses include (1) salaries and benefits of our research development staff; (2) outsourced development cost; and (3) other miscellaneous expenses for our research and development department, such as telecommunication expenses and rental and utility expenses. Research and development expenses for the fiscal year ended April 30, 2024 decreased by JPY32.7 million, or 30.1%, compared to those of the fiscal year ended April 30, 2023. Such decrease was primarily achieved by the completion of the GLS SDK, which reduced research and development costs, and by reducing outsourced staff costs through bringing staff in-house. Research and development expenses for the fiscal year ended April 30, 2023 increased by JPY83.1 million, or 322.6%, compared to those of the fiscal year ended April 30, 2022. Such increase was primarily attributable to the increase in staff cost, outsourced staff cost and telecommunication cost.

Income tax provisions

Income tax benefit was JPY0.2 million for the fiscal year ended April 30, 2024, as compared to income tax benefit of JPY9.2 million for the fiscal year ended April 30, 2023. Such decrease in income tax benefit was primarily due to income tax benefit of approximately JPY9.3 million recorded for the fiscal year ended April 30, 2023 which resulted from refund of income taxes paid for the fiscal year ended April 30, 2022. Income tax benefit was JPY9.2 million (US$0.1 million) for the fiscal year ended April 30, 2023, as compared to income tax expense of JPY28.9 million for the fiscal year ended April 30, 2022. Such decrease primarily resulted from the decrease of our revenue.

Net loss

As a result of the foregoing reasons, we reported a net loss of JPY336.2 million for the fiscal year ended April 30, 2024, a net loss of JPY382.3 million for the fiscal year ended April 30, 2023, and a net loss of JPY602.5 million for the fiscal year ended April 30, 2022.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

The following table sets forth the breakdown and terms of our outstanding borrowings as of April 30, 2024, 2023, and 2022.

	Maturity date	Interest rate	As of April 30, 2024		As of April 30, 2023		As of April 30, 2022
Kiraboshi bank*	November 2024-March 2030	1.60%	JPY	33,668,000	JPY	46,668,000	JPY	58,668,000
Resona bank Ltd*	July 2024	1.48%	JPY	100,000,000	JPY	100,000,000		---
Shoko Chukin Bank Ltd.	September 2027	2.69%	JPY	34,700,000	JPY	45,750,000		---

*	Guaranteed by Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations, together with the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for the next 12 months and beyond the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended April 30, 2024, 2023, and 2022:

	Year Ended April 30, 2024		Year Ended April 30, 2023	Year Ended April 30, 2022
	USD	JPY	JPY	JPY
Net cash flows provided by (used in) operating activities	(2,500,093)	(393,864,227)	(399,737,207)	100,266,688
Net cash flows provided by (used in) investing activities	(636,890)	(100,336,193)	(1,627,539)	(3,762,358)
Net cash flows provided by (used in) financing activities	4,093,272	644,854,140	(78,410,121)	189,134,000
Effect of exchange rate	259,345	40,857,242	243,159	-
Net increase (decrease) in cash, cash equivalents and restricted cash	1,215,634	191,510,962	(479,531,708)	293,163,046
Cash, cash equivalents and restricted cash at the beginning of the year/period	1,129,151	177,886,393	657,418,101	364,255,055
Cash, cash equivalents and restricted cash at the end of the year/period	2,344,785	369,397,355	177,886,393	657,418,101

Operating Activities

Net cash used in operating activities for the fiscal year ended April 30, 2024 was JPY393.9 million (US$2.5 million), which primarily reflected our net loss of JPY336.2 million (US$2.1 million) as mainly adjusted for foreign currency exchange gain of JPY40.9 million (US$0.3 million) and changes in working capital. Adjustments for changes in working capital primarily consisted of (1) JPY40.4 million (US$0.3 million) increase of contract assets, (2) JPY19.0 million (US$0.1 million) increase of income taxes, net, and (3) JPY18.2 million (US$0.1 million) increase of other payables and accrued liabilities.

Net cash used in operating activities for the fiscal year ended April 30, 2023 was JPY399.7 million (US$2.5 million), which primarily reflected our loss of JPY382.3 million (US$2.4 million) as mainly adjusted for changes in working capital. Adjustments for changes in working capital primarily consisted of (1) JPY41.3 million (US$0.3 million) decrease of account receivables, net, and (2) JPY57.6 million (US$0.4 million) decrease of tax payable.

Net cash provided by operating activities for the fiscal year ended April 30, 2022 was JPY100.3 million (US$0.6 million), which primarily reflected our loss of JPY602.5 million (US$3.8 million) as mainly adjusted for: (1) share based compensation of JPY670.0 million (US$4.3 million), (2) deferred income taxes adjustments of JPY16.0 million (US$0.1 million) and changes in working capital. Adjustment for changes in working capital primarily consisted of (1) JPY31.6 million (US$0.2 million) decrease of account receivables, net, (2) JPY28.1 million (US$0.2 million) increase of income taxes payables, and (3) JPY24.0 million (US$0.2 million) increase of accrued liabilities and other payables.

Investing Activities

Net cash used in investing activities for the fiscal year ended April 30, 2024 was JPY100.3 million (US$0.6 million), attributable to purchase of property and equipment of JPY0.3 million (US$0.0 million) and a purchase of time deposit of JPY100.0 million (US$0.6 million).

Net cash used in investing activities for the fiscal year ended April 30, 2023 was JPY1.6 million (US$0.01 million), attributable to purchase of property and equipment of JPY1.6 million (US$0.01 million).

Net cash provided by investing activities for the fiscal year ended April 30, 2022 was JPY3.8 million (US$0.02 million), mainly attributable to purchase of property and equipment of JPY1.0 million (US$0.01 million) and disposal of long-term investment of JPY4.6 million (US$0.03 million).

Financing Activities

Net cash provided by financing activities for the fiscal year ended April 30, 2024 was JPY644.9 million (US$4.1 million), mainly attributable to proceeds from issuance of equity securities to shareholders upon IPO on July 27, 2023 in the amount of JPY783.1 million (US$5.0 million), partially offset by payments on IPO costs of JPY114.2 million (US$0.7 million) and repayment of loan in the amount of JPY24.1 million (US$0.2 million).

Net cash used in financing activities for the fiscal year ended April 30, 2023 was JPY78.4 million (US$0.5 million), mainly attributable to proceeds from loans in the amount of JPY150.0 million (US$1.0 million), partially offset by repayment of loan in the amount of JPY16.3 million (US$0.1 million) and payments on deferred IPO costs in the amount of JPY212.2 million (US$1.3 million).

Net cash provided by financing activities for the fiscal year ended April 30, 2022 was JPY189.1 million (US$1.2 million), mainly attributable to proceeds from issuance of equity securities to shareholders in the amount of JPY200.1 million (US$1.3 million) and repayment of long-term loan in the amount of JPY11.0 million (US$0.1 million).

Effect of exchange rate

Effect of exchange rate for the fiscal year ended April 30, 2024 was JPY40.9 million (US$0.3 million), which resulted from currency exchange gain from cash denominated in USD. Effect of exchange rate for the fiscal year ended April 30, 2023 was JPY0.2 million (US$0.0 million), which resulted from exchange gain from cash denominated in USD. Effect of exchange rate for the fiscal year ended April 30, 2022 was nil.

Capital Expenditures

We made capital expenditures of JPY0.3 million, JPY1.6 million, and JPY1.0 million in the fiscal years ended April 30, 2024, 2023, and 2022, respectively. In these fiscal years, our capital expenditures were mainly used for procurement of office equipment and leasehold improvements.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of April 30, 2024:

	Payment due by period
	Total		Less than one year	One to three years	Three to five years	More than five years
Long-term loan	JPY	68,368,000	19,305,000	39,095,000	9,968,000	-
Short-term loan	JPY	100,000,000	100,000,000	-	-	-
Operating lease obligations	JPY	11,140,000	8,355,000	2,785,000	-	-
Total	JPY	179,508,000	127,660,000	41,880,000	9,968,000	-

Off-Balance Sheet Arrangements

As of April 30, 2024, 2023, and 2022, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from May 1, 2023 to April 30, 2024 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Our ability to apply the technology effectively in driving value for our customers through blockchain-based solutions

Our success depends on our ability to apply our proprietary blockchain technology GLS, develop new services, and improve the performance and cost-effectiveness of the existing services, in each case in ways that address current and anticipated customer requirements, industry needs and future trends. Such success is dependent upon several factors, including technology effectiveness, functionality, competitive pricing, licensing and integration with existing and emerging technologies. The blockchain industry is characterized by rapid technological changes. If we fail to develop and implement technology solutions and technical expertise that keep pace with changes in technology, industry standards, and customer preferences, our value proposition could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. Any of these events could result in a material adverse effect on our operating results, customer relationships, and business.

Telecommunications infrastructure and the performance of devices equipped with blockchain

The success of our blockchain-based services will depend on the continued development of a stable telecommunications infrastructure with the necessary speed, data capacity and security, complementary products such as high-speed networking equipment for providing reliable internet access and services, and other devices that are equipped with blockchain. There is no assurance that the relevant infrastructure and devices will continue to be able to support the demands placed on it by the growth of blockchain technology. There is also no assurance that the infrastructure or complementary products or services necessary to support the blockchain technology will be developed in a timely manner, or that such development will not incur substantial costs to adapt to changing technologies. The failure of these platforms and devices or their development could materially and adversely affect our business, financial condition and results of operation.

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

Our ability to develop competitive advantages will require continued improvement in GLS, enhancements to our services, investment in the development of our services, and additional marketing activities. There can be no assurance that we will timely implement changes into our technology, that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services, or that we will otherwise be successful in developing market share. If competitors offer superior services, or implement changes in a timelier and more cost-effective manner, our market share could be affected, and this would adversely impact our business and results of operations.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Satoshi Kobayashi	38	Chief Executive Officer, and Representative Director
Hiroki Yamamoto	33	Chief Technology Officer, and Director
Kota Kobayashi	30	Chief Financial Officer
Masahiro Tominaga	45	Independent Director
Kiyomitsu Takayama	48	Independent Director
Masayoshi Gomita	44	Independent Director
Shinpei Ogose*	32	Company Auditor
Masaaki Aono*	40	Company Auditor
Kohichi Goto*	57	Company Auditor

*	Company auditors are not members of our board of directors.

Satoshi Kobayashi has served as our Chief Executive Officer and Representative Director since our inception. He co-founded our Company in May 2018. From July 2017 to December 2018, Mr. Satoshi Kobayashi served as the representative director with FEELO.Co. to oversee that company’s entire merchandising business. From January 2013 to December 2015, he acted as a manager of Pasona Inc., where he was in charge of temporary staff management and consulting.

Hiroki Yamamoto has served as our Chief Technology Officer and Director since our inception. Mr. Hiroki Yamamoto co-founded our Company with Mr. Satoshi Kobayashi in May 2018. From August 2015 to May 2018, he was in charge of software development at arl-Y Office. From April 2013 to July 2015, he acted as a software developer at Sunplan Soft Co. He studied Robotics Creation and obtained an Associate Degree from Nagoya Kogakuin College of Technology in March 2013.

Kota Kobayashi has served as our Chief Financial Officer since May 2024. Mr. Kobayashi has served as the co-founder and CEO of Hotaru Inc., which provides rent guarantees to tenants who need a guarantor under lease agreements, since December 2023. He has served as the founder and CEO of Pyrus Inc., which provides fundraising support and management consulting for companies in the sports industry and start-ups, since November 2018. He served as an analyst at Mizuho Securities Co., Ltd. from April 2018 to November 2018, and an analyst at Mizuho Bank, Ltd. from April 2017 to March 2018. He obtained a Bachelor’s degree in finance from Benedictine College in Kansas, United States in 2016.

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

Kiyomitsu Takayama has served as our Independent Director since February 2021. Since September 2023, he has served as the CRO at Josys inc. Since November 2020, he has served as chairman at Pendo.io Japan, which is a product management company. From February 2014 to October 2020, he was an executive officer and the general manager of sales of Box Japan, Inc., a digital solution provider. He studied business administration and obtained a Bachelor’s degree from Aoyama Gakuin University in 1999.

Masayoshi Gomita has served as our Independent Director since November 2023. Since August 2017, he has served as the representative director of JWS Japan White Spread. In March 2020, he founded Canvas Certified Social Insurance and Labor Consultant Corporation, where he currently serves as an advisor. He was appointed as the chairman and CEO of Create Management Association in July 2022. In June 2021, he founded Peer Pressure LLC, serving as the representative member. Additionally, he has been an independent director of Waybe Inc. since September 2021 and a director of WeCapital Co., Ltd. since December 2022. He studied economics and obtained a Bachelor’s degree from Wakayama University in March 2003.

Shinpei Ogose has served as our Company Auditor since November 2023. He was an associate at Ernst & Young ShinNihon LLC from April 2014 to October 2017 and a manager at dely Inc. from August 2018 to October 2021. In November 2021, he established Ogose CPA Office, where he currently serves. In July 2022, he founded in Co., Ltd., and served as its CEO until March 2024. In July 2023, he founded Tokyo Kokusai Consulting Inc, and has served as its CEO. He studied economics and obtained a Bachelor’s degree from University of Rikkyo in March 2014.

Masaaki Aono has served as our Company Auditor since September 2022. He practiced law at Nagashima Ohno & Tsunematsu from December 2009 to March 2022 and at Mayer Brown from September 2015 to July 2016 in the U.S. Since October 2022, he has served as an outside director, and audit and supervisory committee member at Halmek Holdings Inc, which is a publicly listed company in Japan (TYO: 7119). Since April 2022, he has been a partner at CrossOver Law Firm in Japan. He graduated from the University of Tokyo School of Law in March 2008 and from the University of Chicago School of Law (LL.M.) in June 2015.

Koichi Goto has served as our Company Auditor since July 2019. Since July 2020, he has served as an auditor of KakaoPiccoma Inc., which operates the electronic comic and novel service “Piccoma.” From June 2023 to June 2024, he served as a director at WASEDA GAKUSHUKENKYUKAI CO., LTD, which is a publicly listed company in Japan (TYO: 5869). From April 2016 to January 2024, he served as an auditor of WAKUWAKU Corporation, which is engaged in a renovation platform. From August 2014 to December 2018, he served as a director at SPRIX Inc. He graduated from the Faculty of Economics at Keio University in March 1990.

There is no family relationship among any of the directors, company auditors, and officers. There is no arrangement or understanding among any of our directors and members of senior management or any other person pursuant to which our directors and members of senior management are appointed.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B. Compensation

Compensation

In accordance with the Companies Act, compensation for our directors, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our amended articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or executive officer at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended April 30, 2024, we paid an aggregate of JPY45,554,611 (US$289,162) as compensation to our executive officers and directors. For the fiscal year ended April 30, 2024, we did not grant stock options or provide discretionary bonuses. We allocated stock options to certain individuals as described below. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

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

Name of Issuance	Issuance Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Number of Ordinary Shares Granted
Share option plan	2/28/2019	3/1/2021	2/28/2029	JPY	2	1,020,000	(1)
2019 Trust-type Plan	7/4/2019	7/4/2019	7/3/2029	JPY	50	1,960,000

Notes:

(1)	Stock options to acquire 15,000 of our Ordinary Shares have expired, and stock options to acquire 1,020,000 of our Ordinary Shares remain outstanding as of April 30, 2024.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 60,000 of our Ordinary Shares have been extinguished, and stock options to acquire an aggregate of 2,980,000 of our Ordinary Shares remained outstanding as of April 30, 2024.

The following table summarizes the outstanding stock options with respect to our Ordinary Shares that we have granted to our directors and senior management:

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Total Number of Stock Options Granted	Total Number of Ordinary Shares Underlying Stock Options
Hiroki Yamamoto	2/28/2019	3/1/2021	2/28/2029	JPY	2	200	1,000,000
Hiroki Yamamoto	1/25/2024	7/4/2019	7/3/2029	JPY	50	3,600	360,000
Masahiro Tominaga	1/25/2024	7/4/2019	7/3/2029	JPY	50	5,000	500,000
Kiyomitsu Takayama	1/25/2024	7/4/2019	7/3/2029	JPY	50	200	20,000
Masayoshi Gomita	1/25/2024	7/4/2019	7/3/2029	JPY	50	100	10,000
Shinpei Ogose	1/25/2024	7/4/2019	7/3/2029	JPY	50	100	10,000

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our amended articles of incorporation, we are required to have no fewer than three but not more than ten directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within two years after such company auditor’s election to office.

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

Our board of directors consists of five directors. Our board of directors has determined that our outside directors, Masahiro Tominaga, Kiyomitsu Takayama, and Masayoshi Gomita satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Company auditors (kansayaku)

We currently have three company auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a board of company auditors instead of board committees. Under the Companies Act and our amended articles of incorporation, we are required to have at least three but no more than 5 company auditors. Company auditors are elected at general meetings of shareholders. The normal term of office of any company auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such company auditor’s election to office. Our company auditors may, however, serve any number of consecutive terms. Company auditors may be removed by a special resolution of a general meeting of shareholders.

Our company auditors are not required to be certified public accountants. Our company auditors may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of our Company.

The function of company auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each company auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our company auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a company auditor finds a violation of statutory regulations or our amended articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a company auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our amended articles of incorporation, the company auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the company auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our amended articles of incorporation, and such act is likely to cause significant damage to our Company, then a company auditor can demand that the director cease such activity.

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

Limitation of Liability of Directors

Under the Companies Act and our amended articles of incorporation we may exempt, by resolution of the board of directors, our directors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our amended articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and officers may incur in connection with their conduct as our directors or executive officers.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 30, 2024 for:

●	each of our named executive officers and directors;

●	all our named executive officers and directors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 15,076,900 Ordinary Shares outstanding and 2,980,000 Ordinary Shares subject to options that are exercisable.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Satoshi Kobayashi(2)	9,462,265	62.76%
Hiroki Yamamoto(3)	1,360,000	8.81%
Kota Kobayashi	—	—
Masahiro Tominaga(4)	500,000	3.21%
Kiyomitsu Takayama(5)	20,000	*
Masayoshi Gomita(6)	10,000	*
Shinpei Ogose(7)	10,000	*
Masaaki Aono	10,000	*
Kohichi Goto	25,000	*
All directors and executive officers as a group (9 individuals)(8):	9,462,265	69.62%

5% Shareholders:
Satoshi Kobayashi(2)	9,462,265	62.76%
Hiroki Yamamoto(3)	1,360,000	8.81%
Themis Capital GK(9)	4,000,000	26.53%

*	Represents less than 1% of the number of Ordinary Shares outstanding.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

(2)	Represents (i) 5,462,265 Ordinary Shares held personally, and (ii) 4,000,000 Ordinary Shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi.

(3)	The aggregate number of Ordinary Shares beneficially owned by Hiroki Yamamoto represents (i) 1,000,000 outstanding Ordinary Shares held personally, and (ii) 360,000 Ordinary Shares that may be issued upon exercise of stock options, held by Hiroki Yamamoto.

(4)	The aggregate number of Ordinary Shares beneficially owned by Masahiro Tominaga represents 500,000 Ordinary Shares that may be issued upon exercise of stock options, held by Masahiro Tominaga. Masahiro Tominaga does not personally own any outstanding Ordinary Shares.

(5)	The aggregate number of Ordinary Shares beneficially owned by Kiyomitsu Takayama represents 20,000 Ordinary Shares that may be issued upon exercise of stock options, held by Kiyomitsu Takayama. Kiyomitsu Takayama does not personally own any outstanding Ordinary Shares.

(6)	The aggregate number of Ordinary Shares beneficially owned by Masayoshi Gomita represents 10,000 Ordinary Shares that may be issued upon exercise of stock options, held by Masayoshi Gomita. Masayoshi Gomita does not personally own any outstanding Ordinary Shares.

(7)	The aggregate number of Ordinary Shares beneficially owned by Shinpei Ogose represents 10,000 Ordinary Shares that may be issued upon exercise of stock options, held by Shinpei Ogose. Shinpei Ogose does not personally own any outstanding Ordinary Shares.

(8)	Excludes (i) 360,000 Ordinary Shares that may be issued upon exercise of stock options, held by Hiroki Yamamoto, (ii) 500,000 Ordinary Shares that may be issued upon exercise of stock options, held by Masahiro Tominaga, (iii) 20,000 Ordinary Shares that may be issued upon exercise of stock options, held by Kiyomitsu Takayama, (iv) 10,000 Ordinary Shares that may be issued upon exercise of stock options, held by Masayoshi Gomita, and (v) 10,000 Ordinary Shares that may be issued upon exercise of stock options, held by Shinpei Ogose.

(9)	Represents 4,000,000 ordinary shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi. Its business address is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

On May 16, 2024, we effected the change to the ratio of our ADSs to Ordinary Shares, from one (1) ADS representing one (1) Ordinary Share to one (1) ADS representing five (5) Ordinary Shares. Such change has no impact on an ADS holder’s proportional equity interest in the Company.

As of April 30, 2024, approximately 34.02% of our issued and outstanding Ordinary Shares were held in the United States by one record holder, the Bank of New York Mellon.

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

On October 1, 2019, our Company entered into an office space lease agreement with a third party, pursuant to which our Company promised to pay JPY696,250 (US$5,120) per month to lease our office space. Mr. Satoshi Kobayashi is a guarantor for the rental payment. The expiration date for the lease agreement is on September 30, 2025.

On November 13, 2019, our Company entered into a loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY35,000,000 (US$222,166) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is November 12, 2024. As of April 30, 2024, the outstanding principal balance of such loan was JPY4,101,000 (US$26,031). As of the date of this annual report, the outstanding principal balance of such loan is JPY2,352,000 (US$14,930).

On April 16, 2020, our Company entered into a second loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY50,000,000 (US$317,380) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is March 31, 2030. As of April 30, 2024, the outstanding principal balance of such loan was JPY29,567,000 (US$187,679). As of the date of this annual report, the outstanding principal balance of such loan is JPY28,316,000 (US$179,738).

On August 31, 2022, our Company entered into an overdraft agreement with Resona Bank, Ltd. The maximum borrowing amount is JPY100 million (US$634,759). We borrowed JPY100 million on September 29, 2022 at an annual interest rate of 1.475%. The maturity date for such loan was April 28, 2023, which was extended to July 31, 2024. Satoshi Kobayashi is the joint guarantor on the loan. As of the date of this annual report, the loan has been paid off.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

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

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our amended articles of incorporation and the Companies Act. Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-269068), as amended, initially filed with the SEC on December 30, 2022. Also see Exhibit 2.3 attached to this annual report.

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

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

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

The brief summary set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

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

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2024 taxable year. However, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents five Ordinary Shares (or a right to receive five Ordinary Shares) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s principal executive office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

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

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-269068), which was declared effective by the SEC on July 24, 2023 (the “Registration Statement”). The Registration Statement relates to the firm commitment public offering by the Company of 1,200,000 ADSs at a price to the public of $5.00 per ADS, and 2,338,400 ADSs offered by certain selling shareholders named in the Registration Statement. On July 25, 2023, the ADSs began trading on the Nasdaq Capital Market under the ticker symbol “ELWS.” US Tiger Securities Inc. acted as the underwriter for the Company’s offering. On July 27, 2023, the Company announced the closing of its initial public offering. The Company received aggregate gross proceeds of US$6.00 million from its offering, before deducting underwriting discounts and other related expenses, and did not receive any proceeds from the selling shareholders’ offering. The Company received aggregate net proceeds of US$5,104,746.95 from its offering, after deducting underwriting discounts and other related expenses.

We still intend to use the proceeds from that offering as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of April 30, 2024, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the

Registered Public Accounting Firm

This annual report includes a report of management’s assessment regarding internal control over financial reporting.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of April 30, 2024, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of April 30, 2024 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our Chief Executive Officer and Chief Financial Officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. For example, we have appointed a new Chief Financial Officer and are in the process of hiring more qualified staff equipped with relevant U.S. GAAP and SEC reporting experience and qualifications. In 2024, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors and employees. Our code of business conduct and ethics has been attached as Exhibit 11.1 to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended April 30,
	2024	2023	2022
Audit fees	$166,428	$336,868	$95,448
Audit-Related fees	0	30,000	0
Tax fees	0	0	0
All other fees	0	0	0
Total	$166,428	$366,868	$95,448

The policy of our board of company auditors is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our amended articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we have followed Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of four directors, two of which are considered “independent,” as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member board of company auditors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Company auditors (kansayaku)” for additional information;

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and oversee our corporate governance practices; and

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our amended articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our amended articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, which is attached as Exhibit 97.1 to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information, primarily by the Information System Unit. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of our risk oversight function. The members of our Risk Compliance Committee consist of Satoshi Kobayashi, our Chief Executive Officer, Kota Kobayashi, our Chief Financial Officer, Miyabi Ito, our General Affairs Manager, and Shinpei Ogose, our Company Auditor. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The Information System Unit has the primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
1.2*	Amended Articles of Incorporation of the Registrant currently in effect (English Translation)
2.1	Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.2	Specimen American depositary receipt (included in Exhibit 2.1)
2.3	Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the fiscal year ended April 30, 2023 filed with the SEC on September 15, 2023)
4.1	English Translation of Loan Agreement dated October 28, 2022, by and between the Registrant and Shoko Chukin Bank (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the fiscal year ended April 30, 2023 filed with the SEC on September 15, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Earlyworks Co., Ltd.

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director
(Principal Executive Officer)

Date: August 26, 2024

EARLYWORKS CO., LTD.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Earlyworks Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Earlyworks Co., Ltd. as of April 30, 2023 and 2024 and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

August 26, 2024

EARLYWORKS CO., LTD.

BALANCE SHEETS

	As of April 30, 2023	As of April 30, 2024	As of April 30, 2024
	JPY	JPY	USD

ASSETS
CURRENT ASSETS:
Cash	177,886,393	337,911,102	2,144,923
Time deposit	—	100,000,000	634,759
Digital assets	750,307	44,662	283
Accounts receivable, net	30,934,916	40,711,929	258,423
Contract assets	—	40,359,303	256,184
Prepayments	2,591,297	8,227,532	52,225
Short-term deposits	3,096,509	3,096,509	19,655
Income tax receivable	19,147,994	325	2
Other current assets, net	275,577	39,600	253
TOTAL CURRENT ASSETS	234,682,993	530,390,962	3,366,707
Property and equipment, net	2,067,013	1,319,884	8,378
Operating lease right-of-use assets	3,467,368	11,711,000	74,337
Deferred initial public offering (“IPO”) costs	212,160,121	—	—
Long-term deposits	657,740	657,740	4,175
Restricted cash	—	31,486,253	199,862
TOTAL ASSETS	453,035,235	575,565,839	3,653,459

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Bank loans – current portion, net	123,819,000	119,189,500	756,567
Other payables and accrued liabilities	47,250,464	65,573,842	416,236
Operating lease liabilities, current	3,467,368	8,239,009	52,298
Income taxes payable	145,000	—	—
Contract liabilities	1,397,470	—	—
TOTAL CURRENT LIABILITIES	176,079,302	193,002,351	1,225,101
Bank loans – non-current, net	68,252,500	49,063,000	311,432
Operating lease liabilities, non-current	—	2,775,741	17,619
Deferred tax liabilities – non-current	188,496	—	—
TOTAL LIABILITIES	244,520,298	244,841,092	1,554,152

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 13,839,400 and 15,076,900 shares issued and outstanding as of April 30, 2023 and 2024	100,000,000	50,000,000	317,380
Additional paid-in capital	1,702,120,099	2,210,480,581	14,031,234
Accumulated deficit	(1,593,605,162)	(1,929,755,834)	(12,249,307)
TOTAL SHAREHOLDERS’ EQUITY	208,514,937	330,724,747	2,099,307
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	453,035,235	575,565,839	3,653,459

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF OPERATIONS

	For the year ended April 30, 2022	For the year ended April 30, 2023	For the year ended April 30, 2024	For the year ended April 30, 2024
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	234,732,715	21,874,517	125,618,177	797,373
Consulting and solution services	228,986,136	22,435,120	2,800,620	17,777
Sale of NFTs	—	2,258,892	50,936,854	323,327
TOTAL OPERATING REVENUES	463,718,851	46,568,529	179,355,651	1,138,477
COST OF REVENUES	(108,379,683)	(30,502,236)	(37,582,914)	(238,561)
GROSS PROFIT	355,339,168	16,066,293	141,772,737	899,916
OPERATING EXPENSES:
Selling and marketing expenses	(29,727,815)	(55,667,926)	(55,259,489)	(350,765)
General and administrative expenses	(201,976,446)	(240,003,326)	(390,301,519)	(2,477,476)
Share-based compensation expenses	(670,000,000)	—	(1,616,463)	(10,261)
Research and development expenses	(25,753,717)	(108,823,664)	(76,081,726)	(482,936)
TOTAL OPERATING EXPENSES	(927,457,978)	(404,494,916)	(523,259,197)	(3,321,438)
LOSS FROM OPERATIONS	(572,118,810)	(388,428,623)	(381,486,460)	(2,421,522)
Loss on digital assets	—	(629,195)	(61,860)	(393)
Interest expenses, net	(1,258,722)	(2,699,144)	(1,589,399)	(10,089)
Foreign exchange gain, net	—	222,079	46,666,234	296,218
Other (expense) income, net	(155,434)	6,864	132,317	840
LOSS BEFORE INCOME TAXES	(573,532,966)	(391,528,019)	(336,339,168)	(2,134,946)
Provision for income taxes
Current	(12,963,341)	9,345,241	—	—
Deferred	(15,978,261)	(122,261)	188,496	1,196
Total provision for income taxes	(28,941,602)	9,222,980	188,496	1,196
NET LOSS	(602,474,568)	(382,305,039)	(336,150,672)	(2,133,750)

LOSS PER SHARE
Basic	(43.62)	(27.62)	(22.77)	(0.14)
Diluted	(43.62)	(27.62)	(22.77)	(0.14)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	13,811,305	13,839,400	14,764,646	14,764,646
Diluted	13,811,305	13,839,400	14,764,646	14,764,646

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share*	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2021	13,508,600	234,508,200	754,508,200	(665,855,856)	323,160,544	2,051,292
Issuance of ordinary shares for cash	330,800	100,067,000	100,067,000	—	200,134,000	1,270,369
Net loss	—	—	—	(602,474,568)	(602,474,568)	(3,824,264)
Share based compensation	—	—	670,000,000	—	670,000,000	4,252,888
Balance, April 30, 2022	13,839,400	334,575,200	1,524,575,200	(1,268,330,424)	590,819,976	3,750,285
Capital reduction to cover deficit	—	(234,575,200)	177,544,899	57,030,301	—	—
Net loss	—	—	—	(382,305,039)	(382,305,039)	(2,426,717)
Balance, April 30, 2023	13,839,400	100,000,000	1,702,120,099	(1,593,605,162)	208,514,937	1,323,568
Issuance of ordinary shares for cash	1,200,000	781,200,000	(326,330,981)	—	454,869,019	2,887,324
Exercise of share options	37,500	12,281,250	(10,406,250)	—	1,875,000	11,904
Capital reduction	—	(843,481,250)	843,481,250	—	—	—
Net loss	—	—	—	(336,150,672)	(336,150,672)	(2,133,750)
Share based compensation	—	—	1,616,463	—	1,616,463	10,261
Balance, April 30, 2024	15,076,900	50,000,000	2,210,480,581	(1,929,755,834)	330,724,747	2,099,307

*	Retrospectively restated for 100-for-1 forward split on October 26, 2021.

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.
STATEMENTS OF CASH FLOWS

	For the year ended April 30, 2022	For the year ended April 30, 2023	For the year ended April 30, 2024	For the year ended April 30, 2024
	JPY	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(602,474,568)	(382,305,039)	(336,150,672)	(2,133,750)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation expense	309,508	778,611	1,083,322	6,876
Loan origination fee	244,233	231,000	231,000	1,466
Deferred tax expense	15,978,261	122,261	(188,496)	(1,196)
Foreign currency exchange gain	—	(243,159)	(40,720,270)	(258,476)
Unrealized loss on digital assets	—	629,195	6,235	40
Share-based compensation expense	670,000,000	—	1,616,463	10,261
Changes in assets and liabilities
Accounts receivable	(31,572,765)	41,324,791	(9,777,013)	(62,061)
Contract assets	—	—	(40,359,303)	(256,184)
Prepayments	(1,083,020)	2,848,747	(5,636,235)	(35,777)
Short-term deposits	(3,096,564)	55	—	—
Digital assets	—	(1,379,502)	699,410	4,440
Other current assets, net	(87,296)	54,369	235,977	1,498
Long-term deposits	—	(10,000)	—	—
Income taxes, net	28,148,718	(57,557,091)	19,002,669	120,621
Contract liabilities	(108,544)	1,397,470	(1,397,470)	(8,871)
Other payables and accrued liabilities	24,000,359	(5,574,747)	18,186,406	115,440
Lease obligations net cash	8,366	(54,168)	(696,250)	(4,420)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	100,266,688	(399,737,207)	(393,864,227)	(2,500,093)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of time deposit	—	—	(100,000,000)	(634,759)
Proceeds from liquidation of equity method investments	4,559,728	—	—	—
Purchases of property and equipment	(984,370)	(1,627,539)	(336,193)	(2,131)
Refund of security deposit	187,000	—	—	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,762,358	(1,627,539)	(100,336,193)	(636,890)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	200,134,000	—	781,200,000	4,958,738
Proceeds from exercise of share options	—	—	1,875,000	11,904
Proceeds from loans	—	150,000,000	—	—
Repayment of loans	(11,000,000)	(16,250,000)	(24,050,000)	(152,660)
Payments on deferred initial public offering (“IPO”) costs	—	(212,160,121)	(114,170,860)	(724,710)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	189,134,000	(78,410,121)	644,854,140	4,093,272
EFFECT OF EXCHANGE RATE	—	243,159	40,857,242	259,345
CHANGE IN CASH AND RESTRICTED CASH	293,163,046	(479,531,708)	191,510,962	1,215,634
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	364,255,055	657,418,101	177,886,393	1,129,151
CASH AND RESTRICTED CASH, AT PERIOD END	657,418,101	177,886,393	369,397,355	2,344,785
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	1,032,588	2,479,492	3,329,689	21,136
Income taxes	290,000	22,619,600	(19,147,994)	(121,544)
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	16,434,689	—	16,456,602	104,460
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	657,418,101	177,886,393	337,911,102	2,144,923
Restricted cash	—	—	31,486,253	199,862
Total cash and restricted cash shown in the statements of cash flows	657,418,101	177,886,393	369,397,355	2,344,785

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Earlyworks Co., Ltd. (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. The Company builds products, delivers services, and develops solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. The Company primarily generates revenue from software and system development services, consulting and solution services, and sale of NFTs.

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

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. For the year ended April 30, 2024, the Company had negative cash flow from operating activities of JPY393,864,227 (USD2,500,093). The Company’s working capital was JPY337,388,611 (USD2,141,606) as of April 30, 2024. And the Company had JPY337,911,102 (USD2,144,923) in cash, which is unrestricted as to withdrawal and use as of April 30, 2024. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

If necessary, the Company will consider additional financings through the issuance of ordinary shares or debt financings and look into refinancing the Company’s existing debt obligations. However, there can be no assurances that the Company will be successful in securing any debt on terms favorable to the Company, or at all, and it is not possible to predict whether any financing efforts will be successful or if the Company will obtain the necessary financing.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the years ended April 30, 2023 and 2024 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, estimates for useful lives and impairment of property and equipment, impairment of long-lived assets, allowance for expected credit loss, revenue recognition, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

Foreign currency translation and transaction

The Company uses Japanese yen (“JPY”) as its reporting currency. The functional currency of the Company which is incorporated in Japan is JPY, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gain (loss), net on the statements of operations.

Convenience Translation

Translations of balances in the balance sheets, statements of operations, statements of changes in shareholders’ equity and statements of cash flows from JPY into USD as of April 30, 2024 are solely for the convenience of the readers and are calculated at the rate of USD 1.00=JPY157.54, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 30, 2024. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Reclassifications

Certain reclassifications to previously reported financial information have been made to conform to the current period presentation.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan and the United States. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. Cash balances in bank accounts in the United States are insured by the Federal Deposit Insurance Corporation up to USD250,000 per insured bank. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of April 30, 2023 and 2024, the Company did not have any cash equivalents.

Restricted cash

Restricted cash is cash legally restricted as to withdrawal or usage due to an order by the Tokyo District Court as a result of a lawsuit filed by certain shareholders of the Company.

Time deposit

Time deposit is a deposit in a bank account with original maturity of over three months. The Company purchased a time deposit of JPY100,000,000 on April 26, 2024 and the maturity is set on July 31, 2024. The interest rate is set at 0.025% per annum.

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

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from clients. As of May 1, 2022, accounts receivable, net was JPY72,259,707. Accounts are considered overdue after 90 days. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of May 1, 2022, April 30, 2023 and 2024, the Company had nil, nil and nil allowance for expected credit loss, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of April 30, 2023 and 2024, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities were deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs included legal fees, consulting fees, underwriting fees, the SEC filing and printing expenses related to the IPO. On July 27, 2023, the Company closed its IPO and gross proceeds of JPY781,200,000 (USD 4,958,738) were recorded in ordinary shares and the accumulated deferred IPO costs of JPY326,330,981 (USD 2,071,414), consisting of JPY212,160,121 (USD 1,346,705) incurred through April 30, 2023 and JPY114,170,860 (USD 724,709) incurred from May 1, 2023 to July 27, 2023 were charged against additional paid-in capital in the balance sheet.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended April 30, 2022, 2023 and 2024 no impairment of long-lived assets was recognized.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, time deposit, digital assets, accounts receivable, contract assets, prepayments, short-term deposits, income tax receivable and other current assets, current portion of long-term bank loans, other payables and accrued liabilities, current operating lease liabilities, income tax payable, and contract liabilities approximate the fair value of the respective assets and liabilities as of April 30, 2023 and 2024 based upon the short-term nature of the assets and liabilities.

Revenue recognition

The Company recognizes revenue as it satisfies a performance obligation when its client obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

The Company applied practical expedient when sales taxes were collected from clients, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its clients.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to clients. Otherwise, the Company is an agent and records revenue on a net basis.

The Company derives its revenues from three sources: (1) software and system development services, (2) consulting and solution services, and (3) sale of NFTs. All of the Company’s contracts with clients do not contain cancellable and refund-type provisions.

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

The Company’s revenue from software and system development contracts is generally recognized over time as the Company’s performance creates or enhances the project controlled by the clients and the control is transferred continuously to the Company’s clients. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the Company could appropriately measure the fulfillment of a performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and contract liabilities at each reporting period.

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

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are transferred. The Company recognizes contract assets or contract liabilities in the balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets are rights to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditional on something other than the passage of time. As of May 1, 2022, April 30, 2023 and 2024, the Company recorded contract assets of nil, nil, and JPY40,359,303, respectively, which are presented as contract assets on the accompanying balance sheets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of May 1, 2022, April 30, 2023 and 2024, the Company recorded contract liabilities of nil, JPY1,397,470 and nil, respectively, which are presented as contract liabilities on the accompanying balance sheets. Contract liabilities of JPY1,397,470 were recorded as revenue during the year ended April 30, 2024.

Operating leases

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

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the statements of operations. Advertising expenses amounted to JPY230,000, JPY25,599,131, and JPY18,026,395 (USD114,424) for the years ended April 30, 2022, 2023 and 2024, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended April 30, 2022, 2023 and 2024. The Company does not believe there was any uncertain tax provision as of April 30, 2023 and 2024.

Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted loss per share is calculated by dividing net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti- dilutive, such as in a period in which a net loss is recorded.

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

Foreign currency exchange risk

The functional currency of the Company is JPY. Exposure to foreign currency risk is derived from a bank account denominated in US dollars. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit risk

As of April 30, 2023 and 2024, JPY177,886,393 and JPY469,397,355 (USD2,979,544) of the Company’s cash and time deposit were on deposit at financial institutions in Japan and the United States, respectively, which were insured by the Deposit Insurance Corporation of Japan and the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

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

Accounts receivable primarily comprise of amounts receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of demand

As of April 30, 2023, one client accounted for 97.7% of the Company’s total accounts receivable.

As of April 30, 2024, one client accounted for 98.6% of the Company’s total accounts receivable.

For the year ended April 30, 2022, two major clients accounted for 47.4% and 25.9% of the Company’s total revenues, respectively. For the year ended April 30, 2023, three major clients accounted for 42.9%, 24.1% and 10.5% of the Company’s total revenues, respectively. For the year ended April 30, 2024, three major clients accounted for 42.6%, 27.2% and 21.5% of the Company’s total revenues, respectively.

Concentration of supply

As of April 30, 2023, three vendors accounted for 15.2%, 15.0% and 10.6% of the Company’s total account payable. As of April 30, 2024, two vendors accounted for 33.3% and 14.9% of the Company’s total account payable.

For the year ended April 30, 2022, three vendors accounted for 29.3%, 25.6% and 14.9% of the Company’s total purchases. For the year ended April 30, 2023, two vendors accounted for 73.8% and 23.3% of the Company’s total purchases. For the year ended April 30, 2024, two vendors accounted for 50.7% and 44.0% of the Company’s total purchases, respectively.

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

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 – Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company adopted this update on May 1, 2023. The adoption of this update had no material impact on the Company’s results of operations and financial position.

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

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and other – crypto assets (Subtopic 350-60): Accounting for and disclosure of crypto assets. This guidance addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they are either not applicable or not expected to have a material impact on the Company’s financial statements.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended April 30, 2022, 2023 and 2024:

	April 30, 2022	April 30, 2023	April 30, 2024	April 30, 2024
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	234,732,715	21,874,517	125,618,177	797,373
Consulting and solution services	228,986,136	22,435,120	2,800,620	17,777
Sale of NFTs	—	2,258,892	50,936,854	323,327
TOTAL OPERATING REVENUES	463,718,851	46,568,529	179,355,651	1,138,477

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	April 30, 2023	April 30, 2024
	JPY	JPY	USD
Accounts receivable	6,351,818	38,979,600	247,427
Less: Allowance for expected credit loss	—	—	—
Add: Consumption tax receivable	24,583,098	1,732,329	10,996
Accounts receivable, net	30,934,916	40,711,929	258,423

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	April 30, 2023	April 30, 2024
	JPY	JPY	USD
At cost:
Office equipment	3,223,064	3,559,257	22,593
Total	3,223,064	3,559,257	22,593
Accumulated depreciation	(1,156,051)	(2,239,373)	(14,215)
Property and equipment, net	2,067,013	1,319,884	8,378

Depreciation expense for the years ended April 30, 2022, 2023 and 2024 amounted to JPY309,508, JPY778,611 and JPY1,083,322 (USD6,876), respectively.

Note 7 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	April 30, 2023	April 30, 2024
	JPY	JPY	USD
Salary and benefit payables	23,307,275	22,500,277	142,823
Outsourced development costs	6,276,121	18,422,782	116,940
Professional service fee	8,880,909	16,364,688	103,876
Communication costs	3,934,950	3,432,583	21,789
Withholding tax	1,657,172	1,066,197	6,768
Corporate business tax	-	950,000	6,030
Sales proceeds temporarily received for others	929,201	925,212	5,872
Resident tax for employees	687,400	356,600	2,264
Others	1,577,436	1,555,503	9,874
	47,250,464	65,573,842	416,236

Others mainly consist of other payables related to operating activities including outsourced design costs and handling fee.

Note 8 – Loans

Outstanding balances of loans consist of the following:

As of April 30, 2023	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	11,680,000	85,889	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	34,988,000	257,284	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Resona Bank	100,000,000	735,348	Apr. 26, 2024	1.48%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	45,750,000	336,422	Sep. 30, 2027	2.69%
Total loans	192,418,000	1,414,943
Less: Loan origination fee	(346,500)	(2,548)
Current portion of long – term loan	(123,819,000)	(910,501)
Long-term loan – due over one year	68,252,500	501,894

As of April 30, 2024	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	4,101,000	26,031	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	29,567,000	187,679	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Resona Bank	100,000,000	634,759	Jul. 31, 2024	1.48%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	34,700,000	220,262	Sep. 30, 2027	2.69%
Total loans	168,368,000	1,068,731
Less: Loan origination fee	(115,500)	(732)
Current portion of long – term loan	(119,189,500)	(756,567)
Long-term loan – due over one year	49,063,000	311,432

Interest expense for the year ended April 30, 2022, 2023 and 2024 amounted to JPY1,045,821, JPY2,346,136 and JPY3,427,580 (USD21,757). As of April 30, 2024, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

	JPY	USD
2025	119,305,000	757,299
2026	15,204,000	96,509
2027	15,204,000	96,509
2028	8,687,000	55,142
2029	9,968,000	63,272
Thereafter	-	-
Total	168,368,000	1,068,731

Note 9 – Commitments and contingencies

Lease commitments

The Company entered into an operating lease agreement for office space. The minimum lease payment commitments under the operating lease as of April 30, 2024 are set forth in the Note 11 – Operating leases – right-of-use assets

Litigation

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of USD2,925,747, plus interest and costs. In addition, certain bank accounts of JPY31,486,253 in the aggregate were temporarily seized and restricted as to withdrawal or usage on November 7, 2023, due to an order by the Tokyo District Court as a result of the lawsuit. The restricted cash of JPY31,486,253 (USD199,862) is recorded in restricted cash on the balance sheets. The provisional garnishment is only applicable to the account balance when the Court serves the bank with a provisional garnishment order. Therefore, any amounts deposited into the bank account after the Court serves the bank with a provisional garnishment order are available for use without any restriction. The Company believes the complaint is without merit. The Company intends to vigorously defend the case. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of this matter. In light of the fact that this lawsuit is in an early stage, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss that the Company may incur.

Note 10 – Income taxes

(a) Corporate Income Taxes

The Company is in Japan and is subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6% for the years ended April 30, 2023 and 2024, respectively.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the years ended April 30, 2023 and 2024:

	April 30, 2023	April 30, 2024
Japanese statutory income tax rate	34.6%	34.6%
Deferred IPO costs	18.7%	11.8%
Non-taxable income	3.1%	1.0%
Valuation allowance	(49.5)%	(45.9)%
Share based compensation	—%	(0.2)%
Non-deductible expenses	(0.8)%	—%
Others	(3.7)%	(1.2)%
	2.4%	0.1%

Significant components of the provision for income taxes are as follows:

	April 30, 2022	April 30, 2023	April 30, 2024	April 30, 2024
	JPY	JPY	JPY	USD
Current income tax expense (benefit)	12,963,341	(9,345,241)	-	-
Deferred tax (benefit) expense	15,978,261	122,261	(188,496)	(1,196)
Total provision for income taxes	28,941,602	(9,222,980)	(188,496)	(1,196)

For the purpose of presentation in the balance sheets, deferred income tax assets and liabilities have been offset. Significant component of deferred tax assets and liabilities are as follows:

	April 30, 2023	April 30, 2024
	JPY	JPY	USD
Net operating loss carry forward	198,703,446	353,138,111	2,241,577
Write off of other receivable	15,005,181	15,005,181	95,247
Lease liabilities	1,199,363	3,810,002	24,184
Write off of guarantee money deposited	2,665,941	2,665,941	16,922
Temporary difference in depreciation	2,781,224	2,645,375	16,792
Bonus accrual	1,010,374	2,392,042	15,184
Research and development costs – capitalized for tax purposes	3,966,700	-	-
Others	212,039	402,882	2,557
Valuation allowance	(222,921,425)	(376,249,532)	(2,388,279)
Deferred tax assets	2,622,843	3,810,002	24,184
Right-of-use assets – operating lease	(1,199,363)	(3,810,002)	(24,184)
Accrued business tax receivable	(1,421,684)	-	-
Others	(190,292)	-	-
Deferred tax liabilities	(2,811,339)	(3,810,002)	(24,184)
Total	(188,496)	-	-

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

(b) Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of operations. The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded in accounts receivable, net on the balance sheets.

Note 11 – Operating leases – right-of-use assets

The Company entered into an operating lease agreement for office space. None of the amounts disclosed below for these leases contain variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of April 30, 2024, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of JPY11,014,750 (USD69,917) and the corresponding operating lease right-of-use assets of JPY11,711,000 (USD74,337).

As of April 30, 2023, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of JPY3,467,368 and corresponding operating lease right-of-use assets of JPY3,467,368.

Rent expenses for the year ended April 30, 2022, 2023 and 2024 was JPY9,567,000, JPY8,355,000 and JPY8,355,000 (USD53,034), respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of April 30, 2024 is as follows:

	Operating Leases
	JPY	USD
2025	8,355,000	53,034
2026	2,785,000	17,678
Total lease payment	11,140,000	70,712
Less imputed interest	(125,250)	(795)
Present value of operating lease liabilities	11,014,750	69,917
Less: current obligation	(8,239,009)	(52,298)
Long-term obligation on April 30, 2024	2,775,741	17,619

Supplemental disclosure related to operating leases were as follows:

	For the year ended April 30, 2024
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	8,355,000	53,034
Weighted average remaining lease term of operating leases	1.42 years	1.42 years
Weighted average discount rate of operating leases	1.6%	1.6%

Note 12 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018.

As of April 30, 2023 and 2024, the number of outstanding shares is 13,839,400 and 15,076,900, respectively.

On April 26, 2024, the Company’s shareholders approved an amendment to its equity structure whereby the Company reduced capital associated with ordinary shares with a corresponding increase to additional paid-in capital of JPY843,481,250 (USD 5,354,077) with an effective date of April 30, 2024 in order to lessen the Company’s tax and administrative costs and ensuring the Company maintains flexibility in its capital structure. There was no net effect in the Company’s net assets as a result of this transaction.

Note 13 – Share-based compensation

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

The options granted under the 2019 Plan have a contractual term of 10 years. The share options vested on the day before the listing date. The grantees can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e. 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of exercise is upon the completion of the Company’s IPO.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2022	1,035,000	2.00	6.8	603.0
Granted	—	—	—	—
Forfeited	—	—	—	—
Outstanding, April 30, 2023	1,035,000	2.00	5.8	603.0
Vested at April 30, 2023	1,035,000	2.00	5.8	603.0
Exercisable at April 30, 2023	—

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2023	1,035,000	0.01	5.8	3.8
Granted	—	—	—	—
Forfeited	(15,000)	0.01	—	0.8
Outstanding, April 30, 2024	1,020,000	0.01	4.8	0.8
Vested at April 30, 2024	1,020,000	0.01	4.8	0.8
Exercisable at April 30, 2024	1,020,000	0.01	4.8	0.8

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	1,035,000	2.00	5.8	603.0
Granted	—	—	—	—
Forfeited	(15,000)	2.00	—	121.4
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Vested at April 30, 2024	1,020,000	2.00	4.8	121.4
Exercisable at April 30, 2024	1,020,000	2.00	4.8	121.4

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of fiscal year end and the option’s respective exercise price.

For the year ended April 30, 2024, the Company recognized share-based compensation expense of JPY1,616,463 (USD10,261) when a performance condition was met upon closing of the Company’s IPO on July 27, 2023.

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

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2022	2,000,000	50	7.2	555.0
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, April 30, 2023	2,000,000	50	6.2	555.0
Vested at April 30, 2023	2,000,000	50	6.2	555.0
Exercisable at April 30, 2023	2,000,000	50	6.2	555.0

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	2,000,000	50	6.2	555.0
Granted	—	—	—	—
Forfeited	(2,500)	50	—	—
Exercised	(37,500)	50	—	—
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Vested at April 30, 2024	1,960,000	50	5.2	73.4
Exercisable at April 30, 2024	1,960,000	50	5.2	73.4

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2023	2,000,000	0.32	6.2	3.5
Granted	—	—	—	—
Forfeited	(2,500)	0.32	—	—
Exercised	(37,500)	0.32	—	—
Outstanding, April 30, 2024	1,960,000	0.32	5.2	0.5
Vested at April 30, 2024	1,960,000	0.32	5.2	0.5
Exercisable at April 30, 2024	1,960,000	0.32	5.2	0.5

For the fiscal year ended April 30, 2022, the Company recognized an expense of JPY670,000,000 and a capital reserve of JPY670,000,000. For the fiscal years ended April 2023, and 2024, the Company recognized an expense of nil and nil, respectively, and a capital reserve of nil and nil, respectively.

Note 14 – Subsequent events

On May 13, 2024, the Company announced its plan to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, no par value (“ordinary shares”) from one (1) ADS representing one (1) ordinary share to one (1) ADS representing five (5) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio has the same effect as a one-for-five reverse ADS split and has no impact on an ADS holder’s proportional equity interest in the Company. The ratio changes on the ADS trading price on the Nasdaq Capital Market became effective as of the opening of trading on May 16, 2024 (U.S. Eastern Time).

On August 12, 2024, allocated share options of 1,960,000 units under the 2019 Trust-Type Plan were cancelled without a concurrent grant of replacement share options or other valuable consideration because the Company’s share price calculated based on ordinary shares fell below JPY50, which is one of the conditions of cancellation stipulated in the 2019 Trust-Type Plan agreement. As those options were fully vested as of April 30, 2024, no additional compensation costs will be recorded upon cancellation in accordance with ASC 718-20-35-9.

The Company has assessed all events from April 30, 2024 up through August 26, 2024, which is the date that these financial statements are available to be issued, and, except as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.