Form 20-F
period 2025-04-30
Earlyworks Co., Ltd.
filed 2025-08-27
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2025

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

Satoshi Kobayashi, Chief Executive Officer, Interim Chief Financial Officer, and Representative Director

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

This annual report on Form 20-F includes our audited financial statements for the fiscal years ended April 30, 2025, 2024, and 2023. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY 142.63= $1.00, which was the foreign exchange rate on April 30, 2025 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 30, 2025. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ja.htm.

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

Recently, the U.S. regulatory regime related to digital transactions is evolving and there have been enforcement actions involving cryptocurrencies and digital asset accounts. The nature of many NFT transactions involves circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology, which have implications on a wide range of liability issues. NFT transactions may be subject to laws governing virtual currency or money transmission. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. The NFT platforms expose us to the foregoing risks, among others, any of which could materially and adversely harm our business, financial condition, results of operations, reputation, and prospects.

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

For the fiscal year ended April 30, 2025, we had two customers that each contributed to over 10% of our total sales revenue, accounting for approximately 50.7% and 35.7% of our total sales revenue, respectively.  Our revenue is dependent on a limited number of customers who account for a large percentage of our revenue. If one or more of our significant customers fail to make payments to us or do not honor their contractual commitments, our revenue and results of operations would be materially and adversely affected.

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

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer, Interim Chief Financial Officer, and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. From time to time, we may become involved in other disputes with the provision of our services or other aspects of our business and operations, including labor disputes with employees and contract disputes with our customers. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings.

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

As of the date of this annual report, Mr. Satoshi Kobayashi, our Chief Executive Officer, Interim Chief Financial Officer, and Representative Director, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

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

A non-U.S. corporation such as us will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2025 taxable year. However, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

We received a deficiency letter from Nasdaq notifying us that we were not in compliance with its listing standards. If we are unable to regain compliance with Nasdaq’s listing standards, our securities will be delisted, which would negatively impact our securities’ market price and liquidity and reduce our ability to raise capital.

The Company received a staff determination letter dated May 2, 2025 (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company did not regain compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed companies to maintain a minimum market value of listed securities of $35 million. The Company’s securities had failed to meet this requirement for 30 consecutive trading days, and the Company did not regain compliance during the 180-calendar-day grace period that ended on April 28, 2025.

In response, the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), staying the suspension of trading and delisting process. The Company also informed Nasdaq of its intent to pursue compliance through an alternative standard under Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million (the “Equity Rule”). Based on the information presented at the hearing, the Panel has granted Earlyworks an extension through September 19, 2025, to regain compliance with the continued listing standards, subject to certain conditions. The Company’s securities will remain listed and eligible for trading on the Nasdaq Capital Market during the extension period, as the Company works toward regaining full compliance.

We cannot assure you that we will be able to regain compliance with the Equity Rule and maintain compliance with Nasdaq’s other continued listing standards. Accordingly, our securities could be delisted from Nasdaq. We and holders of our securities could be materially adversely impacted if our securities are delisted from Nasdaq. In particular:

●	we may be unable to raise equity capital on acceptable terms or at all;

●	we may lose the confidence of our business partners, which would jeopardize our ability to continue our business as currently conducted;

●	the price of our securities will likely decrease as a result of the loss of market efficiencies associated with Nasdaq;

●	holders may be unable to sell or purchase our securities when they wish to do so;

●	we may become subject to stockholder litigation;

●	we may lose media and analyst coverage;

●	our securities could be considered a “penny stock,” which would likely limit the level of trading activity in the secondary market for our securities; and

●	we would likely lose any active trading market for our securities, as they may only be traded on one of the over-the-counter markets, if at all.

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

B. Business Overview

Overview

We are a blockchain-based technology company incorporated in Japan. We deliver services and develop solutions based on our proprietary GLS to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. Our customers represent a diverse range of industries, such as information technology, metaverse, advertisement, real estate, telecommunication and entertainment. We generate revenue from our (i) software and system development services, (ii) consulting and solution services, and (iii) sale of NFTs. For the fiscal years ended April 30, 2025, 2024 and 2023, we had total revenue of approximately JPY440.4 million (US$3.1 million), JPY179.4 million, and JPY46.6 million, respectively, revenue generated from our software and system development services accounted for approximately 85.2%, 70.0% and 47.0% of our total revenue, respectively, revenue generated from our consulting and solution services accounted for approximately 14.8%, 1.6% and 48.2% of our total revenue, respectively, and revenue generated from the sale of NFTs accounted for approximately nil, 28.4% and 4.8% of our total revenue, respectively. For the same fiscal years, we had net loss of approximately JPY256.7 million (US$1.8 million), JPY336.2 million and JPY382.3 million, respectively.

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

We did not generate any revenue from the sale of NFTs in the fiscal year ended April 30, 2025 because we shifted our focus to our core growth area—software and system development services.

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

For the fiscal year ended April 30, 2025, we had two customers that each contributed to over 10% of our total sales revenue, accounting for approximately 50.7% and 35.7% of our total sales revenue, respectively. For the fiscal year ended April 30, 2024, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.6%, 27.2%, and 21.5% of our total sales revenue, respectively. For the fiscal year ended April 30, 2023, we had three customers that each contributed to over 10% of our total sales revenue, accounting for approximately 42.9%, 24.1%, and 10.5% of our total sales revenue, respectively.

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

Trusted relationships with business partners

We value the trust that we have built with our customers and business partners, who work with us for advice, joint research, and system development. Some of our system development customers return to us for additional consulting and system maintenance services. Our customers are of different operating scales, ranging from venture companies to multi-national businesses. Our customers represent a wide spectrum of industries, including information technology, metaverse, advertisement, real estate, telecommunication and entertainment industry, among others. We will continue to grow by leveraging the trust and expertise of the companies that we have worked with.

Growth Strategies

As part of our medium- to long-term strategy, we aim to establish ourselves as a key technology enabler by expanding the real-world deployment of GLS.

We believe GLS has the potential to be applicable across multiple industries. We are actively accelerating its development, proof-of-concept validations, and implementation in eight key sectors: stablecoins, carbon offset, advertising, supply chain, entertainment, energy, trade logistics, and insurance.

In stablecoins, GLS can provide a high-integrity infrastructure for issuing and managing fiat-pegged digital currencies. GLS can support real-time settlement, auditability, and compliance tracking, making it well-suited for use by financial institutions, payment providers, and emerging Web3 platforms.

In carbon offset, GLS can be used to track and verify carbon credit generation and consumption in a transparent and auditable manner, contributing to sustainability and ESG goals.

In advertising, GLS can provide transparent, immutable tracking of advertisement impressions and conversions, helping to reduce fraud and improve trust among advertisers, publishers, and agencies.

In supply chain, GLS can deliver real-time, transparent tracking of goods, improving operational visibility from the manufacturer to the end user.

In entertainment, particularly online gaming, GLS can support large-scale user authentication, high-frequency transactions, and tamper-proof activity logs.

In energy, GLS can offer high-speed processing of energy generation and transaction records, supporting distributed and real-time energy systems.

In trade, GLS can facilitate reliable, high-speed data exchange among importers, exporters, shipping carriers, and customs authorities.

In insurance, GLS can enable secure and efficient identity verification and contract data management, helping to simplify onboarding, policy transitions, and regulatory compliance.

To achieve these goals, we are committed to strengthening our R&D investments, attracting top-tier engineering and business talent, and pursuing potential strategic alliances both domestically and globally.

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

Intellectual Property

We seek to protect our intellectual property rights by relying on Japanese intellectual property laws and on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, registered domain names, and patent rights to protect our brand and our intellectual property. As of the date of this annual report, we have registered three patents, 14 trademarks and 9 domain names. Our pending intellectual property applications include two trademarks. We consider the patent “Information processing equipment and program (GLS)” to be material to our business. The chart below presents information about some intellectual property that we have registered or applied for.

Type	Name	Issuing authority	Application date	Status	Expiration date
Trademark	Cloud Native Block Chain	Japan Patent Office	July 1, 2024	In progress	N/A
	Virtual Block Chain	Japan Patent Office	July 1, 2024	In progress	N/A
		Japan Patent Office	August 12, 2022	registered	April 28, 2033
	データキャナル	Japan Patent Office	October 14, 2021	registered	April 04, 2032
	Data Canal	Japan Patent Office	October 13, 2021	registered	April 04, 2032
		Japan Patent Office	February 25, 2021	registered	August 12, 2031
	APO	Japan Patent Office	February 27, 2020	registered	June 22, 2031
	SmokeDB	Japan Patent Office	January 22, 2020	registered	January 28, 2031
		Japan Patent Office	November 25, 2019	registered	December 15, 2030
	アーリーワークス	Japan Patent Office	November 25, 2019	registered	December 15, 2030
		Japan Patent Office	July 01, 2019	registered	June 23, 2030
	Grid Ledger System	Japan Patent Office	May 14, 2019	registered	June 25, 2030
Patent	Information processing equipment and program	Japan Patent Office	October 31, 2022	registered	October 27, 2040

	Information processing equipment and program	Japan Patent Office	December 2, 2020	registered	December 2, 2040
	Information processing equipment and program (GLS)	Japan Patent Office	October 27, 2020	registered	October 27, 2040

Property and Equipment

Our principal executive office is located in Tokyo, Japan. Our office space is leased from an independent third party with an area of 184.12 square meters starting from October 1, 2019. Mr. Satoshi Kobayashi, our Chief Executive Officer, Interim Chief Financial Officer and Representative Director, is the guarantor on the lease agreement. The lease agreement automatically renews for another two years, unless either party notifies the other party of its intention to the contrary no later than six months before the expiration of the current term. The lease agreement may be terminated on six months’ notice of the intention to terminate. The current expiration date for the lease agreement is on September 30, 2025 and we intend to renew such lease agreement. We do not hold title or interest in any other property, plants, or equipment.

We believe that the current office facilities are adequate for the time being. As our business grows, there may be a need to secure additional office space.

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

As of the date of this annual report, we have a headcount of 19 full-time employees (excluding our directors and company auditors) at our principal executive office in Japan. The chart below presents the number of our employees as of April 30, 2025, 2024 and 2023.

	Number of employees
For the fiscal years ended April 30,	Full-time	Part-time	Contract
2025	19	1	0
2024	15	0	0
2023	11	0	1

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

	For the fiscal year ended April 30, 2025			For the fiscal year ended April 30, 2024		For the fiscal year ended April 30, 2023
	US$	JPY		JPY		JPY
OPERATING REVENUES
Software and system development services	2,631,630	375,349,324	85.2%	125,618,177	70.0%	21,874,517	47.0%
Consulting and solution services	455,807	65,011,839	14.8%	2,800,620	1.6%	22,435,120	48.2%
Sale of NFTs	-	-	-	50,936,854	28.4%	2,258,892	4.8%
TOTAL OPERATING REVENUES	3,087,437	440,361,163	100.0%	179,355,651	100.0%	46,568,529	100.0%
COST OF REVENUES	(1,495,188)	(213,258,663)	-48.4%	(37,582,914)	-21.0%	(30,502,236)	-65.5%

GROSS PROFIT	1,592,249	227,102,500	51.6%	141,772,737	79.0%	16,066,293	34.5%
OPERATING EXPENSES:
Selling and marketing expenses	(522,089)	(74,465,551)	-16.9%	(55,259,489)	-30.8%	(55,667,926)	-119.5%
General and administrative expenses	(2,490,626)	(355,237,986)	-80.7%	(390,301,519)	-217.6%	(240,003,326)	-515.4%
Share-based compensation expenses	-	-	-	(1,616,463)	-0.9%	—	0.0%
Research and development expenses	(303,248)	(43,252,205)	-9.8%	(76,081,726)	-42.4%	(108,823,664)	-233.7%

TOTAL OPERATING EXPENSES	(3,315,963)	(472,955,742)	-107.4%	(523,259,197)	-291.7%	(404,494,916)	-868.6%

LOSS FROM OPERATIONS	(1,723,714)	(245,853,242)	-55.8%	(381,486,460)	-212.7%	(388,428,623)	-834.1%
Loss on digital assets	(1,095)	(156,213)	0.0%	(61,860)	0.0%	(629,195)	-1.4%
Interest expenses, net	(12,037)	(1,716,856)	-0.4%	(1,589,399)	-0.9%	(2,699,144)	-5.8%
Foreign exchange gain (loss), net	(71,702)	(10,226,794)	-2.3%	46,666,234	26.0%	222,079	0.5%
Government grants	8,799	1,255,000	0.3%	-	-	-	-
Other (expense) income, net	9	1,159	0.0%	132,317	0.1%	6,864	0.0%
LOSS BEFORE INCOME TAXES	(1,799,740)	(256,696,946)	-58.2%	(336,339,168)	-187.5%	(391,528,019)	-840.8%
Provision for income tax	-	-	-	188,496	0.1%	9,222,980	19.8%
NET LOSS	(1,799,740)	(256,696,946)	-58.2%	(336,150,672)	-187.4%	(382,305,039)	-821.0%

Revenue

The following table sets forth the breakdown of our revenue by category, both in absolute amount and as a percentage of the total revenue for each category for the periods indicated:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	2,631,630	375,349,324	85.2%	125,618,177	70.0%	21,874,517	47.0%
Consulting and solution services	455,807	65,011,839	14.8%	2,800,620	1.6%	22,435,120	48.2%
Sale of NFTs	-	-	-	50,936,854	28.4%	2,258,892	4.8%
Total	3,087,437	440,361,163	100.0%	179,355,651	100.0%	46,568,529	100.0%

Our total revenue for the fiscal year ended April 30, 2025 increased by approximately JPY261.0 million, or 145.5%, compared to that of the fiscal year ended April 30, 2024. Our total revenue for the fiscal year ended April 30, 2024 increased by approximately JPY132.8 million, or 285.1%, compared to that of the fiscal year ended April 30, 2023.

Revenue generated from our software and system development services accounted for approximately 85.2%, 70.0% and 47.0% of our total revenue for the fiscal years ended April 30, 2025, 2024 and 2023, respectively. Revenue from software and system development services for the fiscal year ended April 30, 2025 increased by approximately JPY249.7 million, or 198.8%, compared to that of the fiscal year ended April 30, 2024. The primary reason for this increase was the growth in consulting and solution services resulting from an increase in system development projects, including preliminary research conducted before development and maintenance and support provided after delivery. Revenue from software and system development services for the fiscal year ended April 30, 2024 increased by approximately JPY103.7 million, or 474.3%, compared to that of the fiscal year ended April 30, 2023. Such increase was mainly attributable to the completion of the GLS SDK. This has enabled us to provide services that meet customer needs. Additionally, our listing on the Nasdaq Capital Market has increased our industry presence and bolstered trust from other companies, contributing to our revenue growth. Furthermore, in Japan, there are no publicly listed companies developing blockchain technology themselves, and it is difficult to find blockchain partners with the necessary technical capabilities. This has brought attention to our technology. Moreover, increased interest in blockchain technology has also contributed to our revenue growth.

Revenue generated from our consulting and solution services accounted for approximately 14.8%, 1.6% and 48.2% of our total revenue for the fiscal years ended April 30, 2025, 2024 and 2023, respectively. Revenue from consulting and solution services for the fiscal year ended April 30, 2025 increased by approximately JPY62.2 million, or 2,221.3%, compared to that of the fiscal year ended April 30, 2024. This increase was mainly due to the completion and delivery of new projects that had been undertaken since the fiscal year ended April 30, 2024, which led to an increase in consulting and solution services. Revenue from consulting and solution services for the fiscal year ended April 30, 2024 decreased by approximately JPY19.6 million, or 87.5%, compared to that of the fiscal year ended April 30, 2023. Such decrease was mainly due to the improved understanding of blockchain technology among our corporate clients, leading to an increase in requests for the development of specific systems using blockchain. However, this has also resulted in a decrease in consulting and solution services for how to use blockchain.

Revenue generated from the sale of NFTs accounted for approximately nil, 28.4% and 4.8% of our total revenue for the fiscal years ended April 30, 2025, 2024 and 2023, respectively. Revenue from the sale of NFTs for the fiscal year ended April 30, 2025 decreased by JPY50.9 million, or 100.0%, compared to that of the fiscal year ended April 30, 2024. This decrease was mainly due to the reallocation of resources to our core growth area—software and system development services. Revenue from the sale of NFTs for the fiscal year ended April 30, 2024 increased by approximately JPY48.7 million, or 2,154.9%, compared to that of the fiscal year ended April 30, 2023. Such increase was mainly because of the increased sales support for NFTs.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue by category, both in absolute amount and as a percentage of the cost of revenue, for the periods indicated:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Outsourced staff cost	1,229,234	175,325,621	82.2%	26,109,793	69.5%	8,949,650	29.3%
Staff cost	137,924	19,672,042	9.2%	9,135,039	24.3%	12,095,669	39.7%
Telecommunication cost	120,008	17,116,691	8.0%	1,411,352	3.8%	7,892,415	25.9%
Rental expense	7,074	1,009,018	0.5%	816,030	2.2%	1,346,876	4.4%
Others	948	135,291	0.1%	110,700	0.2%	217,626	0.7%
Total	1,495,188	213,258,663	100.0%	37,582,914	100.0%	30,502,236	100.0%

Cost of revenue primarily comprises (1) outsourced staff cost; (2) staff cost; (3) telecommunication cost; (4) rental expense; and (5) others. Cost of revenue for the fiscal year ended April 30, 2025 increased by approximately JPY175.7 million, or 467.4%, compared to that of the fiscal year ended April 30, 2024. The primary driver of this increase was higher outsourced staff cost and telecommunication cost associated with the growth in sales. Cost of revenue for the fiscal year ended April 30, 2024 increased by approximately JPY7.1 million, or 23.2%, compared to that of the fiscal year ended April 30, 2023. Such increase was primarily attributable to an increase of JPY17.2 million in outsourced staff cost, partially offset by a decrease of JPY9.4 million in staff cost and telecommunication cost.

Gross Profit/Loss

As a result of changes in revenue and cost of revenue, our gross profit for the fiscal year ended April 30, 2025 increased by approximately JPY85.3 million, or 60.2%, compared to that of the fiscal year ended April 30, 2024, and our gross profit for the fiscal year ended April 30, 2024 increased by approximately JPY125.7 million, or 782.4%, compared to that of the fiscal year ended April 30, 2023. The following table sets forth a breakdown of gross profit by services offered for the fiscal years ended April 30, 2025, 2024 and 2023:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	1,183,260	168,768,357	74.3%	97,159,712	68.5%	3,126,372	19.5%
Consulting and solution services	420,405	59,962,408	26.4%	1,696,999	1.2%	10,681,029	66.5%
Others	(11,416)	(1,628,265)	-0.7%	42,916,026	30.3%	2,258,892	14.0%
Total	1,592,249	227,102,500	100.0%	141,772,737	100.0%	16,066,293	100.0%

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Selling and marketing expenses	522,089	74,465,551	15.7%	55,259,489	10.6%	55,667,926	13.8%
General and administrative expenses	2,490,626	355,237,986	75.1%	390,301,519	74.6%	240,003,326	59.3%
Share-based compensation expenses	-	-	-	1,616,463	0.3%	-	0.0%
Research and development expenses	303,248	43,252,205	9.2%	76,081,726	14.5%	108,823,664	26.9%
Total	3,315,963	472,955,742	100.0%	523,259,197	100.0%	404,494,916	100.0%

Selling and marketing expenses

Selling and marketing expenses include (1) salaries and benefits of our sales and marketing staff, and (2) others, such as advertising expense and other related payment for our sales and marketing staff. Selling and marketing expenses for the fiscal year ended April 30, 2025 increased by approximately JPY19.2 million, or 34.8%, compared to those of the fiscal year ended April 30, 2024. The primary reason for this increase was an increase in personnel expenses due to new hires and an increase in advertising expenses. Selling and marketing expenses for the fiscal year ended April 30, 2024 decreased by approximately JPY0.4 million, or 0.7%, compared to those of the fiscal year ended April 30, 2023. Such decrease was primarily attributable to the reduction in executive compensation, the streamlining of our personnel structure, and the review and adjustment of employee salaries to appropriate levels. The following table sets forth the breakdown of selling and marketing expenses, both in absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Staff salaries and benefits	201,376	28,722,303	38.6%	20,903,945	37.8%	25,812,795	46.4%
Other advertising expenses	320,713	45,743,248	61.4%	34,355,544	62.2%	29,855,131	53.6%
Total	522,089	74,465,551	100.0%	55,259,489	100.0%	55,667,926	100.0%

General and administrative expenses

Administrative expenses include (1) professional service fee; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) insurance fee; (4) office expense for our operating; (5) taxes and duties; (6) transportation fee; (7) outsourced staff cost; (8) rental expense and (9) others, including depreciation and amortization, entertainment fee. The general and administrative expenses for the fiscal year ended April 30, 2025 decreased by approximately JPY35.1 million, or 9.0%, compared to those of the fiscal year ended April 30, 2024. The primary reason for the decrease was the absence of one-time costs that were incurred in the previous year in connection with the NASDAQ listing. The general and administrative expenses for the fiscal year ended April 30, 2024 increased by approximately JPY150.3 million, or 62.6%, compared to those of the fiscal year ended April 30, 2023. Such increase was primarily attributable to NASDAQ listing and D&O insurance costs. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Professional service fee	1,290,991	184,134,058	51.8%	213,060,659	54.6%	70,537,295	29.4%
Staff salaries and benefits	735,418	104,892,633	29.5%	106,792,806	27.4%	128,217,664	53.4%
Insurance fee	197,035	28,103,054	7.9%	26,894,080	6.9%	16,900	0.0%
Office expense	86,631	12,356,160	3.5%	11,354,771	2.9%	12,298,320	5.1%
Taxes and duties	10,476	1,494,162	0.4%	7,082,825	1.8%	431,920	0.2%
Transportation fee	65,063	9,279,889	2.6%	6,925,970	1.8%	4,257,343	1.8%
Outsourced staff cost	17,480	2,493,225	0.7%	6,695,384	1.7%	16,182,257	6.7%
Rental expense	59,800	8,529,344	2.4%	5,533,245	1.4%	5,067,643	2.2%
Others	27,732	3,955,461	1.2%	5,961,779	1.5%	2,993,984	1.2%
Total	2,490,626	355,237,986	100.0%	390,301,519	100.0%	240,003,326	100.0%

Share-based compensation expenses

On July 1, 2019, the shareholders and board of directors of the Company approved the 2019 trust-type stock option plan (the “2019 Trust-type Plan”), which has an exercise period of 10 years from July 4, 2019 to July 3, 2029. Under the “2019 Trust-type Plan,” the Company is committed to issue 2,000,000 Ordinary Shares (retrospectively restated to include the effects of the share split of 50-for-1 and 100-for-1 on July 16, 2019 and on October 25, 2021, respectively) of the Company to its eligible employees, officers, directors or any other individual as determined by the board of directors. The share-based compensation expenses were nil, JPY1.6 million, and nil, for the fiscal year ended April 30, 2025, 2024 and 2023, respectively. See our financial statements and the related notes included elsewhere in this annual report for more information.

Research and development expenses

	Year Ended April 30, 2025			Year Ended April 30, 2024		Year Ended April 30, 2023
	USD	JPY	%	JPY	%	JPY	%
Staff cost	75,077	10,708,244	24.8%	32,668,949	42.9%	27,282,813	25.1%
Outsourced staff cost	180,314	25,718,173	59.5%	31,635,213	41.6%	71,175,511	65.4%
Telecommunication cost	44,665	6,370,533	14.7%	9,306,677	12.2%	8,152,791	7.5%
Rental expense	2,641	376,638	0.9%	2,005,725	2.6%	1,759,352	1.6%
Others	551	78,617	0.1%	465,162	0.7%	453,197	0.4%
Total	303,248	43,252,205	100.0%	76,081,726	100.0%	108,823,664	100.0%

Research and development expenses include (1) salaries and benefits of our research development staff; (2) outsourced development cost; and (3) other miscellaneous expenses for our research and development department, such as telecommunication expenses and rental and utility expenses. Research and development expenses for the fiscal year ended April 30, 2025 decreased by approximately JPY32.8 million, or 43.2%, compared to those of the fiscal year ended April 30, 2024. This decrease was due to the completion of projects in the fiscal year ended April 30, 2025, following the research phase in the fiscal year ended April 30, 2024. Research and development expenses for the fiscal year ended April 30, 2024 decreased by approximately JPY32.7 million, or 30.1%, compared to those of the fiscal year ended April 30, 2023. Such decrease was primarily achieved by the completion of the GLS SDK, which reduced research and development costs, and by reducing outsourced staff costs through bringing staff in-house.

Income tax provisions

Income tax benefit was nil for the fiscal year ended April 30, 2025, as compared to income tax benefit of JPY0.2 million for the fiscal year ended April 30, 2024. Such decrease was primarily due to income tax benefit of JPY0.2 million recorded for the fiscal year ended April 30, 2024 which resulted from the reversal of deferred tax liabilities of approximately JPY0.2 million which existed as of April 30, 2023. Income tax benefit was JPY0.2 million for the fiscal year ended April 30, 2024, as compared to income tax benefit of approximately JPY9.2 million for the fiscal year ended April 30, 2023. Such decrease in income tax benefit was primarily due to income tax benefit of approximately JPY9.3 million recorded for the fiscal year ended April 30, 2023 which resulted from refund of income taxes paid for the fiscal year ended April 30, 2022.

Net loss

As a result of the foregoing reasons, we reported a net loss of approximately JPY256.7 million for the fiscal year ended April 30, 2025, a net loss of approximately JPY336.2 million for the fiscal year ended April 30, 2024, and a net loss of approximately JPY382.3 million for the fiscal year ended April 30, 2023.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

The following table sets forth the breakdown and terms of our outstanding borrowings as of April 30, 2025, 2024 and 2023.

	Maturity date	Interest rate	As of April 30, 2025		As of April 30, 2024		As of April 30, 2023
Kiraboshi bank*	November 2024	1.60%	JPY	-	JPY	4,101,000	JPY	11,680,000
Kiraboshi bank*	March 2030	1.60%	JPY	24,563,000	JPY	29,567,000	JPY	34,988,000
Resona bank Ltd**	July 2024	1.48%	JPY	-	JPY	100,000,000	JPY	100,000,000
Shoko Chukin Bank Ltd.	September 2027	2.69%	JPY	24,500,000	JPY	34,700,000	JPY	45,750,000

*	Guaranteed by Mr. Satoshi Kobayashi, our Chief Executive Officer, Interim Chief Financial Officer and Representative Director and Tokyo guarantee.

**	Guaranteed by Mr. Satoshi Kobayashi, our Chief Executive Officer, Interim Chief Financial Officer and Representative Director.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended April 30, 2025, 2024 and 2023:

	Year Ended April 30, 2025		Year Ended April 30, 2024	Year Ended April 30, 2023
	USD	JPY	JPY	JPY
Net cash flows used in operating activities	(1,344,274)	(191,733,955)	(393,864,227)	(399,737,207)
Net cash flows provided by (used in) investing activities	615,332	87,764,909	(100,336,193)	(1,627,539)
Net cash flows provided by (used in) financing activities	(836,465)	(119,305,000)	644,854,140	(78,410,121)
Effect of exchange rate	(71,918)	(10,257,683)	40,857,242	243,159
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,637,325)	(233,531,729)	191,510,962	(479,531,708)
Cash, cash equivalents and restricted cash at the beginning of the year	2,589,899	369,397,355	177,886,393	657,418,101
Cash, cash equivalents and restricted cash at the end of the year	952,574	135,865,626	369,397,355	177,886,393

Operating Activities

Net cash used in operating activities for the fiscal year ended April 30, 2025 was JPY191.7 million (US$1.3 million), which primarily reflected our net loss of JPY256.7 million (US$1.8 million) as mainly adjusted for foreign currency exchange loss of JPY10.3 million (US$0.1 million) and changes in working capital. Adjustments for changes in working capital primarily consisted of (1) JPY31.6 million (US$0.2 million) decrease of accounts receivable and (2) JPY23.2 million (US$0.2 million) decrease of contract assets.

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

Investing Activities

Net cash provided by investing activities for the fiscal year ended April 30, 2025 was JPY87.8 million (US$0.6 million), primarily attributable to proceeds from redemption of time deposit of JPY100.0 million (US$0.7 million) and receipts of government grants of JPY20.0 million (US$0.1 million), partially offset by purchase of software of JPY31.8 million (US$0.2 million).

Net cash used in investing activities for the fiscal year ended April 30, 2024 was JPY100.3 million (US$0.6 million), attributable to purchase of property and equipment of JPY0.3 million (US$0.0 million) and a purchase of time deposit of JPY100.0 million (US$0.6 million).

Net cash used in investing activities for the fiscal year ended April 30, 2023 was JPY1.6 million (US$0.0 million), attributable to purchase of property and equipment of JPY1.6 million (US$0.0 million).

Financing Activities

Net cash used in financing activities for the fiscal year ended April 30, 2025 was JPY119.3 million (US$0.8 million), attributable to repayment of loans of JPY119.3 million (US$0.8 million).

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

Effect of exchange rate

Effect of the exchange rate for the fiscal year ended April 30, 2025 was JPY10.3 million (US$0.1 million), which resulted from currency exchange loss from cash denominated in USD. The effect of the exchange rate for the fiscal year ended April 30, 2024 was JPY40.9 million (US$0.3 million), which resulted from currency exchange gain from cash denominated in USD. Effect of exchange rate for the fiscal year ended April 30, 2023 was JPY0.2 million (US$0.0 million), which resulted from exchange gain from cash denominated in USD.

Capital Expenditures

We made capital expenditures of JPY32.2 million (US$0.2 million), JPY0.3 million and JPY1.6 million in the fiscal years ended April 30, 2025, 2024 and 2023, respectively. In these fiscal years, our capital expenditures were mainly used for procurement of office equipment and software.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of April 30, 2025:

	Payment due by period
	Total		Less than one year	One to three years	Three to five years	More than five years
Long-term loan	JPY	49,063,000	15,204,000	23,891,000	9,968,000	-
Short-term loan	JPY	-	-	-	-	-
Operating lease obligations	JPY	2,785,000	2,785,000	-	-	-
Total	JPY	51,848,000	17,989,000	23,891,000	9,968,000	-

Off-Balance Sheet Arrangements

As of April 30, 2025, 2024 and 2023, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from May 1, 2024 to April 30, 2025 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Satoshi Kobayashi	39	Chief Executive Officer, Interim Chief Financial and Representative Director
Hiroki Yamamoto	34	Chief Technology Officer, and Director
Naoki Yokota	36	Chief Operating Officer
Tsubasa Nakamura	31	Chief Design Officer
Masahiro Tominaga	46	Independent Director
Kiyomitsu Takayama	49	Independent Director
Shinpei Ogose*	33	Company Auditor
Masaaki Aono*	41	Company Auditor
Kohichi Goto*	58	Company Auditor

*	Company auditors are not members of our board of directors.

Satoshi Kobayashi has served as our Chief Executive Officer and Representative Director since our inception, and has served as our Interim Chief Financial Officer since July 2025. He co-founded our Company in May 2018. From July 2017 to December 2018, Mr. Satoshi Kobayashi served as the representative director with FEELO.Co. to oversee that company’s entire merchandising business. From January 2013 to December 2015, he acted as a manager of Pasona Inc., where he was in charge of temporary staff management and consulting.

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

Mr. Naoki Yokota has served as our Chief Operating Officer since November 2024. Mr. Yokota has served at the Company to support software development and business development since September 2022. He led new business initiatives and worked at Jitera Inc. from December 2021 to July 2022. He was a product manager at M&A Cloud Co., Ltd. from October 2018 to November 2021. He worked at the business development department of Recruit Career Co., Ltd. from June 2017 to September 2018. Mr. Naoki Yokota obtained a Master’s degree in International Business from The University of Queensland in December 2014, following his graduation from the School of Social Informatics of Aoyama Gakuin University in March 2012.

Mr. Tsubasa Nakamura has served as our Chief Design Officer since November 2024. Mr. Nakamura has served at the Company to support the design function. In addition, he founded his own business and has been a freelance designer under the brand name “CORE” since September 2019. He worked as a designer at D-ZERO Co., Ltd. from October 2015 to August 2019. He was a designer at Shokansha Co., Ltd. from March 2014 to September 2015. Mr. Tsubasa Nakamura graduated from Nagasaki College of Information Business with a specialization in design in March 2014.

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

Controlled Company

As of the date of this annual report, Mr. Satoshi Kobayashi, our Chief Executive Officer, Interim Chief Financial Officer and Representative Director, beneficially owns more than 50% of the voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

For the fiscal year ended April 30, 2025, we paid an aggregate of JPY43,000,000 (US$301,479) as compensation to our executive officers and directors. For the fiscal year ended April 30, 2025, we did not grant stock options or provide discretionary bonuses. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

Stock Options

We have granted stock options to purchase our Ordinary Shares under the share option plan authorized by our shareholders on February 5, 2019.

The purpose of these stock option grants is to enable our directors, senior management, and employees to share in our success and to foster and strengthen a corporate culture that aligns employee interests with those of our shareholders.

Our stock option grants generally prohibit the transfer of options. A stock option holder generally forfeits such stock options if they cease to be a director, company auditor, or employee of our Company, except under limited circumstances or as otherwise determined by our board of directors.

In addition, stock options may generally be exercised only if our Ordinary Shares are listed on a financial instrument exchange.

The following table summarizes the outstanding stock options we have granted under our share option plan.

Name of Issuance	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Number of Ordinary Shares Granted
Share option plan	2/28/2019	3/1/2021	2/28/2029	JPY	2	1,020,000	(1)

Notes:

(1)	As of April 30,2025, stock options to acquire 1,020,000 Ordinary Shares remained outstanding.

The following table summarizes the outstanding stock options that we have granted to our directors and senior management under our option plan.

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Total Number of Stock Options Granted	Total Number of Ordinary Shares Underlying Stock Options
Hiroki Yamamoto	2/28/2019	3/1/2021	2/28/2029	JPY	2	200	1,000,000

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

Our board of directors consists of four directors. Our board of directors has determined that our outside directors, Masahiro Tominaga and Kiyomitsu Takayama satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 30, 2025 for:

●	each of our named executive officers and directors;

●	all our named executive officers and directors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 15,076,900 Ordinary Shares outstanding and 1,020,000 Ordinary Shares subject to options that are exercisable.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Satoshi Kobayashi(2)	9,462,265	62.76%
Hiroki Yamamoto(3)	1,000,000	6.21%
Naoki Yokota	—	—
Tsubasa Nakamura	—	—
Masahiro Tominaga(4)	—	—
Kiyomitsu Takayama(5)	—	—
Shinpei Ogose(6)	—	—
Masaaki Aono	—	—
Kohichi Goto	—	—
All directors and executive officers as a group (9 individuals):	9,462,265	62.76%

5% Shareholders:
Satoshi Kobayashi(2)	9,462,265	62.76%
Hiroki Yamamoto(3)	1,000,000	6.21%
Themis Capital GK(4)	4,000,000	26.53%

*	Represents less than 1% of the number of Ordinary Shares outstanding.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

(2)	Represents (i) 5,462,265 Ordinary Shares held personally, and (ii) 4,000,000 Ordinary Shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi.

(3)	The aggregate number of Ordinary Shares beneficially owned by Hiroki Yamamoto represents 1,000,000 outstanding Ordinary Shares held personally.

(4)	Represents 4,000,000 ordinary shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi. Its business address is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

On May 16, 2024, we effected the change to the ratio of our ADSs to Ordinary Shares, from one (1) ADS representing one (1) Ordinary Share to one (1) ADS representing five (5) Ordinary Shares. Such change has no impact on an ADS holder’s proportional equity interest in the Company.

As of April 30, 2025, approximately 34.02% of our issued and outstanding Ordinary Shares were held in the United States by one record holder, the Bank of New York Mellon.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The relationship and the nature of related party transactions are summarized as follows:

Name of Related Party	Relationship to Our Company
Satoshi Kobayashi	Our Chief Executive Officer, Interim Chief Financial Officer and Representative Director

On October 1, 2019, our Company entered into an office space lease agreement with a third party, pursuant to which our Company promised to pay JPY696,250 (US$5,120) per month to lease our office space. Mr. Satoshi Kobayashi is a guarantor for the rental payment. The expiration date for the lease agreement is on September 30, 2025.

On November 13, 2019, our Company entered into a loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY35,000,000 (US$222,166) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is November 12, 2024. As of April 30, 2024, the outstanding principal balance of such loan was JPY4,101,000 (US$26,031). As of the date of this annual report, the outstanding principal balance of such loan is nil.

On April 16, 2020, our Company entered into a second loan agreement with Kiraboshi Bank, pursuant to which our Company borrowed JPY50,000,000 (US$317,380) at an annual interest rate of 1.6%. Mr. Satoshi Kobayashi was a guarantor for the loan. The maturity date for such loan is March 31, 2030. As of April 30, 2024, the outstanding principal balance of such loan was JPY29,567,000 (US$187,679). As of the date of this annual report, the outstanding principal balance of such loan is JPY24,563,000 (US$172,214).

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

On July 22, 2025, we entered into a loan agreement with our CEO, Satoshi Kobayashi, pursuant to which we borrowed JPY 17,000,000 (US$116,151) from Satoshi Kobayashi. The maturity date of this loan is September 30, 2025. As of the date of this annual report, the outstanding principal balance of this loan is JPY 17,000,000 (US$116,151).

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer, Interim Chief Financial Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

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

The brief summary set forth below is addressed only to U.S. Holders (defined below) that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

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

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention. We did not issue any dividends during the fiscal year ended April 30, 2025.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid by the U.S. Holder in the taxable year.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2025 taxable year. However, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

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

Through the current period, we have used all of the net proceeds from our initial public offering as follows: 50% for R&D investments in GLS and the GLS-SDK, 30% for recruiting global talent, and 20% for strengthening our internal governance framework and developing services that utilize blockchain technology. There have been no material changes to the use of proceeds as described in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of April 30, 2025, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and interim Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report includes a report of management’s assessment regarding internal control over financial reporting.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) under the Exchange Act. Management evaluated the effectiveness of our ICFR as of April 30, 2025 based on the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management concluded that our ICFR was not effective as of April 30, 2025. In particular, the material weakness identified in the prior fiscal year ended April 30, 2024—namely, insufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls to report in accordance with U.S. GAAP and SEC reporting requirements—has not been fully remediated as of April 30, 2025.

Changes in Internal Control over Financial Reporting

Management is continuing to remediate this material weakness by appointing a Chief Financial Officer with relevant U.S. GAAP and SEC reporting experience, hiring additional qualified finance and accounting personnel, and implementing enhanced internal control procedures, which are being tested for design and operating effectiveness. In 2025, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Fiscal Years Ended April 30,
	2025	2024	2023
Audit fees	$160,000	$166,428	$336,868
Audit-Related fees	0	0	30,000
Tax fees	0	0	0
All other fees	0	0	0
Total	$160,000	$166,428	$366,868

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

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of our risk oversight function. The members of our Risk Compliance Committee consist of Satoshi Kobayashi, our Chief Executive Officer and Interim Chief Financial Officer, Miyabi Ito, our General Affairs Manager, and Shinpei Ogose, our Company Auditor. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

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

Item 18. FINANCIAL STATEMENTS

The financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
1.2	Amended Articles of Incorporation of the Registrant currently in effect (English Translation) (incorporated by reference to Exhibit 1.2 of our annual report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
2.1	Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.2	Specimen American depositary receipt (included in Exhibit 2.1) (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
2.3*	Description of the rights of each class of securities registered
4.1	English Translation of Loan Agreement dated October 28, 2022, by and between the Registrant and Shoko Chukin Bank (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the fiscal year ended April 30, 2023 filed with the SEC on September 15, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Earlyworks Co., Ltd.

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer, Interim Chief Financial Officer and Representative Director
(Principal Executive Officer)

Date: August 27, 2025

EARLYWORKS CO., LTD.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Earlyworks Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Earlyworks Co., Ltd. as of April 30, 2024 and 2025 and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ( PCAOB ) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

San Mateo, California

August 27, 2025

EARLYWORKS CO., LTD.

BALANCE SHEETS

	As of April 30, 2024	As of April 30, 2025	As of April 30, 2025
	JPY	JPY	USD

ASSETS
CURRENT ASSETS:
Cash	337,911,102	104,379,373	731,819
Time deposit	100,000,000	-	-
Digital assets	44,662	153,764	1,078
Accounts receivable, net	40,711,929	9,139,641	64,079
Contract assets	40,359,303	17,208,508	120,651
Prepayments	8,227,532	9,350,670	65,559
Short-term deposits	3,096,509	3,096,509	21,710
Income tax receivable	325	8,276	58
Other current assets, net	39,600	-	-
TOTAL CURRENT ASSETS	530,390,962	143,336,741	1,004,954
Property and equipment, net	1,319,884	927,858	6,505
Intangible assets	-	10,620,000	74,458
Operating lease right-of-use assets	11,711,000	3,471,991	24,343
Long-term deposits	657,740	657,740	4,612
Restricted cash	31,486,253	31,486,253	220,755
TOTAL ASSETS	575,565,839	190,500,583	1,335,627

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Accounts payable	18,422,782	12,167,638	85,309
Bank loans – current portion, net	119,189,500	15,204,000	106,597
Other payables and accrued liabilities	47,151,060	52,466,403	367,850
Operating lease liabilities, current	8,239,009	2,775,741	19,461
TOTAL CURRENT LIABILITIES	193,002,351	82,613,782	579,217
Bank loans – non-current, net	49,063,000	33,859,000	237,390
Operating lease liabilities, non-current	2,775,741	-	-
TOTAL LIABILITIES	244,841,092	116,472,782	816,607

COMMITMENTS AND CONTINGENCIES:

SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 15,076,900 and 15,076,900 shares issued and outstanding as of April 30, 2024 and 2025	50,000,000	50,000,000	350,557
Additional paid-in capital	2,210,480,581	2,210,480,581	15,498,006
Accumulated deficit	(1,929,755,834)	(2,186,452,780)	(15,329,543)
TOTAL SHAREHOLDERS’ EQUITY	330,724,747	74,027,801	519,020
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	575,565,839	190,500,583	1,335,627

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF OPERATIONS

	For the year ended April 30, 2023	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2025
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	21,874,517	125,618,177	375,349,324	2,631,630
Consulting and solution services	22,435,120	2,800,620	65,011,839	455,807
Sale of NFTs	2,258,892	50,936,854	-	-
TOTAL OPERATING REVENUES	46,568,529	179,355,651	440,361,163	3,087,437
COST OF REVENUES	(30,502,236)	(37,582,914)	(213,258,663)	(1,495,188)
GROSS PROFIT	16,066,293	141,772,737	227,102,500	1,592,249
OPERATING EXPENSES:
Selling and marketing expenses	(55,667,926)	(55,259,489)	(74,465,551)	(522,089)
General and administrative expenses	(240,003,326)	(390,301,519)	(355,237,986)	(2,490,626)
Share-based compensation expenses	-	(1,616,463)	-	-
Research and development expenses	(108,823,664)	(76,081,726)	(43,252,205)	(303,248)
TOTAL OPERATING EXPENSES	(404,494,916)	(523,259,197)	(472,955,742)	(3,315,963)
LOSS FROM OPERATIONS	(388,428,623)	(381,486,460)	(245,853,242)	(1,723,714)
Loss on digital assets	(629,195)	(61,860)	(156,213)	(1,095)
Interest expenses, net	(2,699,144)	(1,589,399)	(1,716,856)	(12,037)
Foreign exchange gain (loss), net	222,079	46,666,234	(10,226,794)	(71,702)
Government grants	-	-	1,255,000	8,799
Other income, net	6,864	132,317	1,159	9
LOSS BEFORE INCOME TAXES	(391,528,019)	(336,339,168)	(256,696,946)	(1,799,740)
Provision for income taxes
Current	9,345,241	-	-	-
Deferred	(122,261)	188,496	-	-
Total provision for income taxes	9,222,980	188,496	-	-
NET LOSS	(382,305,039)	(336,150,672)	(256,696,946)	(1,799,740)

LOSS PER SHARE
Basic	(27.62)	(22.77)	(17.03)	(0.12)
Diluted	(27.62)	(22.77)	(17.03)	(0.12)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	13,839,400	14,764,646	15,076,900	15,076,900
Diluted	13,839,400	14,764,646	15,076,900	15,076,900

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share*	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2022	13,839,400	334,575,200	1,524,575,200	(1,268,330,424)	590,819,976	4,142,326
Capital reduction to cover deficit	-	(234,575,200)	177,544,899	57,030,301	-	-
Net loss	-	-	—	(382,305,039)	(382,305,039)	(2,680,397)
Balance, April 30, 2023	13,839,400	100,000,000	1,702,120,099	(1,593,605,162)	208,514,937	1,461,929
Issuance of ordinary shares for cash	1,200,000	781,200,000	(326,330,981)	-	454,869,019	3,189,154
Exercise of share options	37,500	12,281,250	(10,406,250)	-	1,875,000	13,146
Capital reduction	-	(843,481,250)	843,481,250	-	-	-
Net loss	-	-	-	(336,150,672)	(336,150,672)	(2,356,802)
Share based compensation	-	-	1,616,463	-	1,616,463	11,333
Balance, April 30, 2024	15,076,900	50,000,000	2,210,480,581	(1,929,755,834)	330,724,747	2,318,760
Net loss	-	-	-	(256,696,946)	(256,696,946)	(1,799,740)
Balance, April 30, 2025	15,076,900	50,000,000	2,210,480,581	(2,186,452,780)	74,027,801	519,020

The accompanying notes are an integral part of these financial statements.

EARLYWORKS CO., LTD.
STATEMENTS OF CASH FLOWS

	For the year ended April 30, 2023	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2025
	JPY	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(382,305,039)	(336,150,672)	(256,696,946)	(1,799,740)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization expense	778,611	1,083,322	2,007,117	14,072
Loan origination fee	231,000	231,000	115,500	810
Deferred tax expense	122,261	(188,496)	-	-
Foreign currency exchange loss (gain)	(243,159)	(40,720,270)	10,257,683	71,918
Unrealized loss on digital assets	629,195	6,235	161,457	1,132
Share-based compensation expense	-	1,616,463	-	-
Changes in assets and liabilities
Accounts receivable	41,324,791	(9,777,013)	31,572,288	221,358
Contract assets	-	(40,359,303)	23,150,795	162,314
Prepayments	2,848,747	(5,636,235)	(1,123,138)	(7,874)
Short-term deposits	55	-	-	-
Digital assets	(1,379,502)	699,410	(270,559)	(1,897)
Other current assets, net	54,369	235,977	39,600	278
Long-term deposits	(10,000)	-	-	-
Income taxes, net	(57,557,091)	19,002,669	(7,951)	(56)
Accounts payable	(4,913,720)	12,866,661	(6,255,144)	(43,856)
Contract liabilities	1,397,470	(1,397,470)	-	-
Other payables and accrued liabilities	(661,027)	5,319,745	5,315,343	37,267
Lease obligations net cash	(54,168)	(696,250)	-	-
NET CASH USED IN OPERATING ACTIVITIES	(399,737,207)	(393,864,227)	(191,733,955)	(1,344,274)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of time deposit	-	(100,000,000)	-	-
Proceeds from redemption of time deposit	-	-	100,000,000	701,115
Purchases of property and equipment	(1,627,539)	(336,193)	(435,091)	(3,052)
Purchases of software	-	-	(31,800,000)	(222,954)
Government grant proceeds	-	-	20,000,000	140,223
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,627,539)	(100,336,193)	87,764,909	615,332
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	-	781,200,000	-	-
Proceeds from exercise of share options	-	1,875,000	-	-
Proceeds from loans	150,000,000	-	-	-
Repayment of loans	(16,250,000)	(24,050,000)	(119,305,000)	(836,465)
Payments on deferred initial public offering (“IPO”) costs	(212,160,121)	(114,170,860)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(78,410,121)	644,854,140	(119,305,000)	(836,465)
EFFECT OF EXCHANGE RATE	243,159	40,857,242	(10,257,683)	(71,918)
CHANGE IN CASH AND RESTRICTED CASH	(479,531,708)	191,510,962	(233,531,729)	(1,637,325)
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	657,418,101	177,886,393	369,397,355	2,589,899
CASH AND RESTRICTED CASH, AT PERIOD END	177,886,393	369,397,355	135,865,626	952,574
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	2,479,492	3,329,689	1,484,085	10,405
Income taxes	22,619,600	(19,147,994)	7,951	56
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	16,456,602	-	-
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	177,886,393	337,911,102	104,379,373	731,819
Restricted cash	-	31,486,253	31,486,253	220,755
Total cash and restricted cash shown in the statements of cash flows	177,886,393	369,397,355	135,865,626	952,574

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

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans have been utilized to finance the working capital requirements of the Company. For the year ended April 30, 2025, the Company had negative cash flow from operating activities of JPY191,733,955 (USD1,344,274). The Company’s working capital was JPY60,722,959 (USD425,737) as of April 30, 2025. As of April 30, 2025, the Company had JPY104,379,373 (USD731,819) in cash, which is unrestricted as to withdrawal and use. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

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

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the years ended April 30, 2024 and 2025 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

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

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gain (loss), net on the statements of operations.

Convenience Translation

Translations of balances in the balance sheets, statements of operations, statements of changes in shareholders’ equity and statements of cash flows from JPY into USD as of April 30, 2025 are solely for the convenience of the readers and are calculated at the rate of USD 1.00=JPY142.63, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 30, 2025. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Reclassifications

Certain reclassifications to previously reported financial information have been made to conform to the current period presentation.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan and the United States. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. Cash balances in bank accounts in the United States are insured by the Federal Deposit Insurance Corporation up to USD250,000 per insured bank. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of April 30, 2024 and 2025, the Company did not have any cash equivalents.

Restricted cash

Restricted cash is cash legally restricted as to withdrawal or usage due to an order by the Tokyo District Court as a result of a lawsuit filed by certain shareholders of the Company.

Time deposit

Time deposit is a deposit in a bank account with original maturity of over three months. The Company purchased a time deposit of JPY100,000,000 on April 26, 2024 and it matured on July 31, 2024. The interest rate was set at 0.025% per annum.

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

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable includes trade accounts due from clients. As of May 1, 2023, accounts receivable, net was JPY30,934,916. Accounts are considered overdue after 90 days. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of May 1, 2023, April 30, 2024 and 2025, the Company did not have any allowance for expected credit losses.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of April 30, 2024 and 2025, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities were deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs included legal fees, consulting fees, underwriting fees, the SEC filing and printing expenses related to the IPO. On July 27, 2023, the Company closed its IPO and gross proceeds of JPY781,200,000 were recorded in ordinary shares and the accumulated deferred IPO costs of JPY326,330,981, consisting of JPY212,160,121 incurred through April 30, 2023 and JPY114,170,860 incurred from May 1, 2023 to July 27, 2023 were charged against additional paid-in capital in the balance sheet.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value determined based on a market approach, income approach, or cost approach. For the years ended April 30, 2023, 2024 and 2025 no impairment of long-lived assets was recognized.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful life of software is 5 years.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, time deposit, digital assets, accounts receivable, contract assets, prepayments, short-term deposits, income tax receivable and other current assets, accounts payable, current portion of long-term bank loans, other payables and accrued liabilities, current operating lease liabilities, income tax payable, and contract liabilities approximate the fair value of the respective assets and liabilities as of April 30, 2024 and 2025 based upon the short-term nature of the assets and liabilities.

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

The Company applied practical expedient when sales taxes were collected from clients. Sales taxes which are remitted to governmental authorities are excluded from the transaction price and revenue is presented net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its clients.

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

Contract assets are rights to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditional on something other than the passage of time. As of May 1, 2023, April 30, 2024 and 2025, the Company recorded contract assets of nil, JPY40,359,303, and JPY17,208,508 (USD120,651), respectively, which are presented as contract assets on the accompanying balance sheets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer under the terms of a sales contract. As of May 1, 2023, April 30, 2024 and 2025 the Company recorded contract liabilities of JPY1,397,470, nil, and nil, respectively, which are presented as contract liabilities on the accompanying balance sheets. Contract liabilities of JPY1,397,470 as of May 1, 2023 were recorded as revenue during the year ended April 30, 2024.

Operating leases

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease. ROU assets acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in the Company’s leases is not readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease and periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option.

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

Advertising expenses

Advertising costs are expensed as incurred and included in selling and marketing expenses in the statements of operations. Advertising expenses amounted to JPY25,599,131, JPY18,026,395, and JPY26,251,515 (USD184,053) for the years ended April 30, 2023, 2024 and 2025, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll, outsourced development cost, and related expenses for personnel engaged in research and development activities.

Government grants and deferred income

The Company recognizes government grants when it is probable that (a) the Company will comply with the conditions attached to the grant and (b) the grant will be received. For grants related to assets, the Company elected cost accumulation approach under which the benefit of the grant would be inherently recognized in the statements of operations through reduced expense. For grants related to income, the benefit of the grant would be recognized in the statements of operations in a systematic and rational manner over the period in which the entity recognizes the relevant expenses. Recognized benefit is presented as government grants on the statements of operations.

The Company received government grants of JPY21,255,000 (USD149,022) that aim to promote businesses of small and medium-sized companies during the fiscal year ended April 30, 2025. The Company presented recognized benefit of JPY1,255,000 (USD 8,799) as government grants on the statement of operations. The grant related to assets of JPY20,000,000 (USD 140,223) was offset against the gross acquisition cost of the intangible assets of JPY31,800,000 (USD222,954), resulting in the net acquisition cost of JPY11,800,000 (USD82,731) under the cost accumulation approach. The Company is required to report the status of subsidized projects to the government for certain number of years after the receipt of government grants.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended April 30, 2023, 2024 and 2025. The Company does not believe there was any uncertain tax provision as of April 30, 2024 and 2025.

Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted loss per share is calculated by dividing net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, dilutive ordinary share equivalents are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti- dilutive, such as in a period in which a net loss is recorded.

Share-based compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company made an accounting policy to account for forfeitures as they occur.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company. The Company does not distinguish between markets or segments for the purpose of internal reporting. Therefore, the Company has only one reportable segment. As the Company’s long-lived assets are substantially located in Japan, no geographical segments are presented.

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

Credit risk

As of April 30, 2024 and 2025, JPY469,397,355 and JPY135,865,626 (USD952,574) of the Company’s cash and time deposit were on deposit at financial institutions in Japan and the United States, respectively, which were insured by the Deposit Insurance Corporation of Japan and the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

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

As of April 30, 2025, two clients accounted for 84.3% and 15.7% of the Company’s total accounts receivable, respectively.

For the year ended April 30, 2023, three major clients accounted for 42.9%, 24.1%, and 10.5% of the Company’s total revenues, respectively. For the year ended April 30, 2024, three major clients accounted for 42.6%, 27.2%, and 21.5% of the Company’s total revenues, respectively. For the year ended April 30, 2025, two major clients accounted for 50.7% and 35.7% of the Company’s total revenues, respectively.

Concentration of supply

As of April 30, 2024, two vendors accounted for 33.3% and 14.9% of the Company’s total account payable, respectively.

As of April 30, 2025, four vendors accounted for 30.2%, 24.5%, 15.0%, and 11.2% of the Company’s total account payable, respectively.

For the year ended April 30, 2023, two vendors accounted for 73.8% and 23.3% of the Company’s total purchases, respectively. For the year ended April 30, 2024, two vendors accounted for 50.7% and 44.0% of the Company’s total purchases, respectively.   For the year ended April 30, 2025, four vendors accounted for 30.3%, 25.6%, 11.9%, and 10.0% of the Company’s total purchases, respectively.

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

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires the annual financial statements to include consistent categories and greater disaggregation information in the rate reconciliation, income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company is currently evaluating the potential impact of the new guidance and does not expect it to have a significant impact on its financial statements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the statements of operations as well as disclosures about specific types of expenses included in the expense captions presented in the statements of operations. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of these standards will have on its financial statements.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they are either not applicable or not expected to have a material impact on the Company’s financial statements.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended April 30, 2023, 2024 and 2025:

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	21,874,517	125,618,177	375,349,324	2,631,630
Consulting and solution services	22,435,120	2,800,620	65,011,839	455,807
Sale of NFTs	2,258,892	50,936,854	-	-
TOTAL OPERATING REVENUES	46,568,529	179,355,651	440,361,163	3,087,437

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	April 30, 2024	April 30, 2025
	JPY	JPY	USD
Accounts receivable	38,979,600	9,139,641	64,079
Less: Allowance for expected credit loss	-	-	-
Add: Consumption tax receivable	1,732,329	-	-
Accounts receivable, net	40,711,929	9,139,641	64,079

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	April 30, 2024	April 30, 2025
	JPY	JPY	USD
At cost:
Office equipment	3,559,257	3,994,348	28,005
Total	3,559,257	3,994,348	28,005
Accumulated depreciation	(2,239,373)	(3,066,490)	(21,500)
Property and equipment, net	1,319,884	927,858	6,505

Depreciation expense for the years ended April 30, 2023, 2024 and 2025 amounted to JPY778,611, JPY1,083,322 and JPY827,117 (USD5,799), respectively.

Note 7 – Intangible assets

The components of intangible assets as of April 30, 2024 and 2025 are as follows:

	April 30, 2024	April 30, 2025
	JPY	JPY	USD
Intangible assets subject to amortization
Software*	-	11,800,000	82,731
Accumulated amortization	-	(1,180,000)	(8,273)
Net Carrying Amount	-	10,620,000	74,458

*	During the current fiscal year, the Company purchased software with an original purchase price of JPY31,800,000 (USD222,954). In connection with the acquisition, the Company received a government grant of JPY20,000,000 (USD140,223) in cash in the same period. The grant related to assets of JPY20,000,000 (USD140,223) was offset against the gross acquisition cost of the intangible assets of JPY31,800,000 (USD222,954), resulting in the net acquisition cost of JPY11,800,000 (USD82,731) under the cost accumulation approach.

The amortization expense for the years ended April 30, 2023, 2024 and 2025 amounted to nil, nil, and JPY1,180,000 (USD8,273), respectively. There was no impairment loss recognized on intangible assets for the years ended April 30, 2023, 2024, and 2025.

The estimated amortization expense for intangible assets for the next five years and thereafter is as follows:

	JPY	USD
Years ending April 30,
2026	2,360,000	16,546
2027	2,360,000	16,546
2028	2,360,000	16,546
2029	2,360,000	16,546
2030	1,180,000	8,274
Thereafter	-	-
Total	10,620,000	74,458

Note 8 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	April 30, 2024	April 30, 2025
	JPY	JPY	USD
Salary and benefit payables	22,500,277	19,420,822	136,162
Consumption tax payable	-	12,430,909	87,155
Professional service fee	16,364,688	8,296,135	58,165
Communication costs	3,432,583	5,068,589	35,537
Advertisement	-	2,233,000	15,656
Withholding tax	1,066,197	1,557,198	10,918
Outsourced research and development costs	-	1,214,400	8,514
Corporate business tax	950,000	950,000	6,661
Sales proceeds temporarily received for others	925,212	-	-
Resident tax for employees	356,600	511,900	3,589
Others	1,555,503	783,450	5,493
	47,151,060	52,466,403	367,850

Others mainly consist of other payables related to operating activities such as handling fees, travel expenses, etc.

Note 9 – Loans

Outstanding balances of loans consist of the following:

As of April 30, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY

Kiraboshi Bank	4,101,000	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	29,567,000	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Resona Bank	100,000,000	Jul. 31, 2024	1.48%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	34,700,000	Sep. 30, 2027	2.69%
Total loans	168,368,000
Less: Loan origination fee	(115,500)
Current portion of long – term loan	(119,189,500)
Long-term loan – due over one year	49,063,000

As of April 30, 2025	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	24,563,000	172,214	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Shoko Chukin Bank	24,500,000	171,773	Sep. 30, 2027	2.69%
Total loans	49,063,000	343,987
Less: Loan origination fee	-	-
Current portion of long – term loan	(15,204,000)	(106,597)
Long-term loan – due over one year	33,859,000	237,390

Interest expense for the years ended April 30, 2023, 2024 and 2025 amounted to JPY2,346,136, JPY3,427,580 and JPY1,770,933 (USD12,416), respectively. As of April 30, 2025, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

	JPY	USD
Years ending April 30,
2026	15,204,000	106,597
2027	15,204,000	106,597
2028	8,687,000	60,906
2029	5,004,000	35,084
2030	4,964,000	34,803
Thereafter	-	-
Total	49,063,000	343,987

Note 10 – Commitments and contingencies

Lease commitments

The Company entered into an operating lease agreement for office space. The minimum lease payment commitments under the operating lease as of April 30, 2025 are set forth in the Note 12 – Operating leases.

Litigation

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer, Interim Chief Financial Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of USD2,925,747, plus interest and costs. In addition, certain bank accounts of JPY31,486,253 in the aggregate were temporarily seized and restricted as to withdrawal or usage on November 7, 2023, due to an order by the Tokyo District Court as a result of the lawsuit. The restricted cash of JPY31,486,253 (USD220,755) is recorded in restricted cash on the balance sheets. The provisional garnishment is only applicable to the account balance when the Court serves the bank with a provisional garnishment order. Therefore, any amounts deposited into the bank account after the Court serves the bank with a provisional garnishment order are available for use without any restriction. The Company believes the complaint is without merit. The Company intends to vigorously defend the case. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of this matter. At the stage of the lawsuit as of April 30, 2025 and up through the date that these financial statements are available to be issued, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss that the Company may incur.

Note 11 – Income taxes

(a) Corporate Income Taxes

The Company is in Japan and is subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6% for the years ended April 30, 2023, 2024, and 2025, respectively.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the years ended April 30, 2023, 2024, and 2025:

	For the Fiscal Years Ended April 30,
	2023	2024	2025
Japanese statutory income tax rate	34.6%	34.6%	34.6%
Deferred IPO costs	18.7%	11.8%	-
Non-taxable income	3.1%	1.0%	-
Valuation allowance	(49.5)%	(45.9)%	(33.4)%
Share based compensation	-%	(0.2)%	-
Non-deductible compensation	(0.8)%	-%	-
Others	(3.7)%	(1.2)%	(1.2)%
Effective tax rate	2.4%	0.1%	0.0%

Significant components of the provision for income taxes are as follows:

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	JPY	JPY	JPY	USD
Current income tax expense (benefit)	(9,345,241)	-	-	-
Deferred tax (benefit) expense	122,261	(188,496)	-	-
Total provision for income taxes	(9,222,980)	(188,496)	-	-

For the purpose of presentation in the balance sheets, deferred income tax assets and liabilities have been offset. Significant component of deferred tax assets and liabilities are as follows:

	April 30, 2024	April 30, 2025
	JPY	JPY	USD
Net operating loss carry forward	353,138,111	438,955,724	3,077,583
Write off of other receivable	15,005,181	15,005,181	105,204
Lease liabilities	3,810,002	960,129	6,732
Write off of guarantee money deposited	2,665,941	2,665,941	18,691
Temporary difference in depreciation	2,645,375	2,555,574	17,918
Bonus accrual	2,392,042	1,038,980	7,284
Government grants	-	6,226,200	43,653
Others	402,882	1,480,835	10,381
Valuation allowance	(376,249,532)	(466,899,408)	(3,273,500)
Deferred tax assets	3,810,002	1,989,156	13,946
Right-of-use assets – operating lease	(3,810,002)	(960,129)	(6,732)
Others	-	(1,029,027)	(7,214)
Deferred tax liabilities	(3,810,002)	(1,989,156)	(13,946)
Total	-	-	-

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

Note 12 – Operating leases

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

As of April 30, 2025, the Company had operating lease liabilities in the amount of JPY2,775,741 (USD19,461) and the corresponding operating lease right-of-use assets of JPY3,471,991 (USD24,343).

As of April 30, 2024, the Company had operating lease liabilities, including current and noncurrent, in the amount of JPY11,014,750 and corresponding operating lease right-of-use assets of JPY11,711,000.

Rent expenses for the year ended April 30, 2023, 2024 and 2025 was JPY8,355,000, JPY8,355,000 and JPY8,355,000 (USD58,578), respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of April 30, 2025 is as follows:

	Operating Leases
	JPY	USD
2026	2,785,000	19,526
Total lease payment	2,785,000	19,526
Less imputed interest	(9,259)	(65)
Present value of operating lease liabilities	2,775,741	19,461
Less: current obligation	(2,775,741)	(19,461)
Long-term obligation on April 30, 2025	-	-

Supplemental disclosure related to operating leases were as follows:

	For the year ended April 30, 2025
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	8,355,000	58,578
Weighted average remaining lease term of operating leases	0.42 years
Weighted average discount rate of operating leases	1.6%

Note 13 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018.

As of April 30, 2024 and 2025, the number of outstanding shares is 15,076,900 and 15,076,900, respectively.

On April 26, 2024, the Company’s shareholders approved an amendment to its equity structure whereby the Company reduced capital associated with ordinary shares with a corresponding increase to additional paid-in capital of JPY843,481,250 with an effective date of April 30, 2024 in order to lessen the Company’s tax and administrative costs and ensuring the Company maintains flexibility in its capital structure. There was no net effect in the Company’s net assets as a result of this transaction.

Note 14 – Share-based compensation

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

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	1,035,000	2.00	5.8	603.0
Granted	-	-	-	-
Forfeited	(15,000)	2.00	-	121.4
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Vested at April 30, 2024	1,020,000	2.00	4.8	121.4
Exercisable at April 30, 2024	1,020,000	2.00	4.8	121.4

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2024	1,020,000	0.01	4.8	0.9
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2025	1,020,000	0.01	3.8	0.4
Vested at April 30, 2025	1,020,000	0.01	3.8	0.4
Exercisable at April 30, 2025	1,020,000	0.01	3.8	0.4

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2025	1,020,000	2.00	3.8	52.5
Vested at April 30, 2025	1,020,000	2.00	3.8	52.5
Exercisable at April 30, 2025	1,020,000	2.00	3.8	52.5

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of fiscal year end and the option’s respective exercise price.

For the year ended April 30, 2024, the Company recognized share-based compensation expense of JPY1,616,463 when a performance condition was met upon closing of the Company’s IPO on July 27, 2023.

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

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	2,000,000	50	6.2	555.0
Granted	-	-	-	-
Forfeited	(2,500)	50	-	-
Exercised	(37,500)	50	-	-
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Vested at April 30, 2024	1,960,000	50	5.2	73.4
Exercisable at April 30, 2024	1,960,000	50	5.2	73.4

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Granted	-	-	-	-
Forfeited	(1,960,000)	50	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2025	-	-	-	-
Vested at April 30, 2025	-	-	-	-
Exercisable at April 30, 2025	-	-	-	-

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2024	1,960,000	0.4	5.2	0.5
Granted	-	-	-	-
Forfeited	(1,960,000)	0.4	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2025	-	-	-	-
Vested at April 30, 2025	-	-	-	-
Exercisable at April 30, 2025	-	-	-	-

On August 12, 2024, allocated share options of 1,960,000 units under the 2019 Trust-Type Plan were cancelled without a concurrent grant of replacement share options or other valuable consideration because the Company’s share price calculated based on ordinary shares fell below JPY50, which is one of the conditions of cancellation stipulated in the 2019 Trust-Type Plan agreement. As those options were fully vested when cancelled on August 12, 2024, no additional compensation costs were recorded upon cancellation in accordance with ASC 718-20-35-9.

Note 15 – Subsequent events

On May 7, 2025, the Company issued a press release announcing the receipt of a staff determination letter, dated May 2, 2025 (the “Notice”), from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market as the market value of the Company’s listed securities had fallen below the minimum requirement of $35 million for 30 consecutive trading days, and the Company did not regain compliance during the 180-calendar-day grace period that ended on April 28, 2025 in accordance with Nasdaq Listing Rule 5550(b)(2). On June 10, 2025, the Company attended a hearing to appeal the decision by the Nasdaq Listing and Hearing Review Council with its intent to pursue compliance through an alternative standard under Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million (the “Equity Rule”). On June 26, 2025, the Company announced the receipt of a notice from Nasdaq, notifying the Company that the Nasdaq Hearing Panel (the “Panel”) had determined to grant an exception to the Company through September 19, 2025 to regain compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million, subject to certain conditions. The capital raising is currently in progress. On June 6, 2025, the Company entered into a memorandum of understanding with a certain investor regarding a proposed third-party allotment of new shares in the amount of USD 2,500,000 to USD 4,000,000, effective until the execution of an underwriting agreement or August 31, 2025, whichever is earlier. The transaction has not been completed as of the date of this report.

On July 22, 2025, the Company entered into a loan agreement with Satoshi Kobayashi, the Company’s Chief Executive Officer, Interim Chief Financial Officer and Representative Director, pursuant to which the Company borrowed JPY17,000,000 (USD119,190) from Satoshi Kobayashi. The maturity date is set on September 30, 2025 and the loan does not bear interest.

The Company has assessed all events from April 30, 2025 up through August 27, 2025, which is the date that these financial statements are available to be issued, and, except as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.