Form 20-F
period 2026-04-30
Perpetuals.com Ltd
filed 2026-09-15
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-41752

Perpetuals.com Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive offices)

Satoshi Kobayashi, Co-Chief Executive Officer, Interim Chief Financial Officer, and Representative Director

Telephone: +81 03-5614-0978

Email: satoshi-k@e-arly.works

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares	PDC	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the registration of the American depositary shares on the NASDAQ Stock Market LLC. Each American depositary share represents five ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report : 33,872,687 ordinary shares and 53,051,000 Series P shares.

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

INTRODUCTION

In this Annual Report, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares of Perpetuals.com Ltd (formerly known as Earlyworks Co., Ltd.), each of which represents five Ordinary Shares (defined below);

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to the ordinary shares of Perpetuals.com Ltd (formerly known as Earlyworks Co., Ltd.);

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” or “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Perpetuals.com Ltd (formerly known as Earlyworks Co., Ltd.).

This Annual Report includes our audited financial statements for the fiscal years ended April 30, 2026, 2025, and 2024. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this Annual Report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY 156.66 = $1.00, which was the foreign exchange rate on April 30, 2026 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 30, 2026. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ja.htm.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our legacy company, Earlyworks, Co., Ltd., was dedicated to optimizing business operations with the use of blockchain technology. On January 20, 2026, our company completed the acquisition of Perpetual Markets Ltd., resulting in the rebranding of our company as Perpetuals.com Ltd and our Nasdaq ticker symbol changing to PDC (the “Acquisition”). Following the Acquisition, we are positioned as an AI-powered financial services company focused on providing infrastructure, services, and financial products designed to enable responsible financial market participation from global clients.

Risks Related to Our Post-Acquisition Business

We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a “going concern.”

As of April 30, 2026, we had cash of approximately JPY113.0 million (US$0.7 million), a working capital deficit of approximately JPY91.9 million (US$0.6 million), and net cash used in operating activities of approximately JPY748.9 million (US$4.8 million) for the fiscal year ended April 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern.

We may consider obtaining additional financing in the future through equity or debt financings, or other means. However, we are dependent upon our ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that we will be successful. As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. If we were to be unable to continue as a going concern, or if there were to be continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

We have recently transformed our business, and our transformed business has a limited operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful in executing our business strategy.

We are transitioning from a relatively small legacy Japanese blockchain business to a much more ambitious U.S.-centered financial technology and trading-related business.

Currently, our revenue-generating operations are focused on the following offerings:

●	UpsideOnly.com: Launched in May 2026, UpsideOnly.com is our flagship retail-facing trading and market prediction platform that uses our proprietary BayesShield AI combined with crowd intelligence without risking their capital, and are rewarded for their skills.

●	Kronos X®: Our multi-asset exchange infrastructure software solution providing fully regulated trading technology compliant with applicable EU regulations, available as a turnkey white-label solution for banks, brokers, and fintechs. Kronos X® enables clients to offer innovative services and products and is notably used by the EU-licensed Perpetual Markets Multilateral Trading Facility (the “PM MTF”) .

Our business and operations following the Acquisition differ materially from those of the prior periods reflected in our historical financial statements, although our consolidated results for the fiscal year ended April 30, 2026 still predominantly reflect the legacy business, because the results of the acquired PML subgroup were consolidated only from the Acquisition Date. Revised in response to the HTFL comment on Items 3 and 4, to reconcile this statement with the fact that our FY2026 consolidated results still predominantly reflect the legacy business. We have only a limited operating history with respect to our current products, services, business models, and sources of revenue.

Accordingly, our historical financial results and operating experience may not be indicative of our future performance, and investors may have limited information on which to evaluate our prospects, including our ability to attract and retain users, develop and commercialize new products, generate sustainable revenue, manage the risks associated with our new business activities, and achieve or maintain profitability. Our ability to successfully execute our current business strategy is subject to numerous uncertainties, including our ability to scale our operations, develop and maintain our technology and infrastructure, respond to changing market conditions and regulatory requirements, forecast demand for product offerings, and compete effectively with established and emerging competitors.

We may encounter unforeseen expenses, difficulties, delays, and other challenges as we continue to develop and expand our transformed business. If we are unable to successfully execute this transformation or establish and grow our new business operations, our financial condition, results of operations, and prospects could be materially and adversely affected.

Our transition to a new, U.S.-based management team with limited experience managing a publicly traded company may adversely affect our operations and our ability to meet our obligations as a public company.

We have recently undergone a significant transition in our management and leadership structure. Our new management team is based principally in the United States and has limited experience collectively managing a publicly traded company, while our prior management and operating structure was based principally in Japan and included individuals with greater experience overseeing the operations and requirements of a public company. The transition to our new management team, together with the broader transformation of our business, may place significant demands on our management and other personnel.

Managing a publicly traded company requires substantial attention to corporate governance, financial reporting, disclosure controls and procedures, investor relations, regulatory compliance, and other obligations that may differ from those applicable to our historical operations. Our new management team may require time to develop the processes, systems, risk mitigation strategies, and institutional knowledge necessary to effectively manage these responsibilities. Any failure to establish and maintain appropriate systems, controls, and procedures, or to otherwise effectively manage the transition, could result in operational difficulties, delays, or errors, including with respect to our public reporting and regulatory obligations, and could adversely affect our business and financial condition. These challenges may be particularly significant because our management team is simultaneously responsible for implementing our new business strategy, developing new products and operations, and establishing the infrastructure necessary to satisfy the governance, reporting, disclosure, and compliance requirements applicable to a Nasdaq-listed public company.

In addition, the transition from a Japan-based management and operating structure to a predominantly U.S.-based management team involves changes in corporate culture, management practices, communication styles, decision-making processes, and approaches to corporate governance. Differences in business practices and cultural expectations between our historical and current management structures may create challenges in communication, coordination, and integration and could result in misunderstandings, inefficiencies, or delays in decision-making. We may also experience difficulty retaining institutional knowledge or effectively transferring responsibilities during the transition. If we are unable to successfully manage these changes, our business, results of operations, and financial condition could be materially and adversely affected.

We may not be successful in operating, commercializing and scaling our UpsideOnly platform, and our ability to generate revenue from the platform depends on the continued performance of our proprietary technology, our ability to attract and retain users and our ability to successfully execute our business model.

Our UpsideOnly platform is a relatively new business, and we have limited experience operating, commercializing, and scaling the platform. We developed the platform substantially from scratch and, as with any newly developed technology platform, we may experience software bugs, errors, defects, outages, security vulnerabilities, and other technical or operational problems that require significant time and resources to identify and correct. Our ability to respond promptly and effectively to customer inquiries, complaints, and other support requests may also be constrained by our relatively limited customer service resources, particularly as our user base grows. If we are unable to maintain the functionality, reliability, and performance of the platform or provide an appropriate level of customer support, we may experience user dissatisfaction, reputational harm, loss of users, and difficulty attracting new users.

The successful operation of UpsideOnly also depends on our relationships with third-party service providers. We rely on third parties for certain critical functions, including the provision of market data, payment processing, and services associated with investing and trading our capital. Our ability to operate the platform depends on our ability to identify providers willing to work with a novel, unfamiliar financial services offering on acceptable terms or at all. Once retained, our providers may experience service interruptions, technical failures, capacity constraints, financial difficulties, regulatory restrictions, or other problems, or may terminate or materially modify their services or relationships with us. We may not be able to replace these providers quickly or on commercially reasonable terms, and the loss of or disruption to any critical third-party service could impair or prevent the operation of UpsideOnly.

Our ability to commercialize and scale UpsideOnly will also depend on our ability to continue to attract and retain users at attractive acquisition costs. To date, our user acquisition efforts have relied substantially on online advertising, and we intend to pursue additional strategies, including referral programs. There can be no assurance that these or other marketing initiatives will continue to generate users at commercially attractive acquisition costs, particularly as we expand the scale of our marketing efforts or seek to reach new user populations. If our user acquisition costs increase or our ability to attract and retain users declines, we may be unable to achieve the scale necessary to make our business model commercially viable.

The quality and composition of the data generated by our users are also important to the performance of the platform. Our proprietary BayesShield AI tool relies in part on signal data generated through user trading predictions on the platform (“Signal Data”). We believe that Signal Data generated by skilled and engaged traders may be more useful to our models than data generated by less skilled users, automated activity, bots, or other activity that does not reflect meaningful trading decisions. Accordingly, our ability to attract users whose activity generates useful Signal Data, while identifying and filtering out bots and other activity that may adversely affect the quality of our data, is important to the performance of our models. If we are unable to attract an appropriate user base or maintain the quality and integrity of our Signal Data, the effectiveness of BayesShield AI may suffer.

The economic model underlying UpsideOnly depends substantially on the ability of BayesShield AI to continue to identify a sufficiently high percentage of profitable trading opportunities. If BayesShield AI does not perform as expected, including as a result of changes in market conditions, insufficient or lower-quality Signal Data, model errors, technical problems, or other factors, our trading activities may generate lower returns or losses. Lower trading performance could reduce our revenue, limit our ability to share profits with users, impair our ability to attract and retain users, and make it more difficult to achieve the scale necessary to operate the platform profitably.

Moreover, as we seek to increase the scale of our trading activities, we expect to require additional capital to fund our proprietary trading activities. We may be unable to obtain sufficient capital on acceptable terms or at all, which could limit our ability to scale the platform and execute our business plan.

Our business model is therefore subject to a number of interrelated dependencies. Our ability to generate meaningful and sustainable revenue from UpsideOnly will depend on our ability to successfully operate the platform, attract and retain an appropriate user base at attractive acquisition costs, generate high-quality Signal Data, maintain the performance of BayesShield AI, execute profitable trading activities, obtain sufficient capital to support those activities, and effectively manage the platform as it scales. If we are unable to successfully execute on one or more of these elements, we may not be able to commercialize or scale UpsideOnly, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our business model depends substantially on the ability of our proprietary BayesShield AI technology to identify profitable trading opportunities, and if BayesShield does not perform as expected, our ability to generate revenue and scale UpsideOnly could be materially adversely affected.

The economic model underlying our UpsideOnly platform depends substantially on the ability of our proprietary BayesShield AI technology to analyze Signal Data and identify trading opportunities that ultimately prove profitable. There can be no assurance that BayesShield will continue to perform as expected or that its historical or current performance will be indicative of its future performance. The effectiveness of BayesShield AI may decline as market conditions change, trading patterns evolve, historical relationships cease to apply, or other factors affect the predictive value of the data on which the model relies. Even if BayesShield AI accurately identifies the direction or general outcome of a market movement, our trading activities may not be profitable after taking into account execution prices, spreads, slippage, liquidity, financing costs, fees, and other transaction costs.

BayesShield AI is also subject to inherent model risk. The model may generate inaccurate, incomplete, or misleading predictions, including as a result of errors in its design, implementation or training, limitations in the underlying data, changes in market conditions, or other factors that we may not anticipate or be able to identify. The model may also perform differently as we increase the volume or scale of our trading activities. We may be unable to identify or correct model deficiencies before they adversely affect our trading results, and efforts to improve or retrain the model may be costly, time-consuming, or unsuccessful.

The quality, quantity and composition of the Signal Data used by BayesShield AI are important to the performance of the model. We believe that Signal Data generated by skilled and engaged traders may provide more useful information than data generated by less experienced users, automated activity, bots, or other activity that does not reflect meaningful trading decisions. Our ability to attract and retain an appropriate user base, encourage meaningful user participation, and identify and filter bots or other activity that could adversely affect the quality of our Signal Data is therefore important to the effectiveness of BayesShield AI. If the quality or predictive value of our Signal Data deteriorates, or if we are unable to obtain sufficient Signal Data as our platform scales, BayesShield AI may become less effective.

In addition, BayesShield AI may be susceptible to changes in user behavior resulting from the operation of the UpsideOnly platform itself. As users gain a better understanding of how the platform evaluates predictions or as the composition of our user base changes, users may alter their behavior in ways that affect the nature or quality of the Signal Data available to us. We may also encounter difficulties in distinguishing genuine trading decisions from automated, coordinated, or otherwise anomalous activity. These factors could reduce the predictive value of our data and adversely affect the performance of BayesShield AI.

The use of AI and machine learning technologies also presents technological, operational, legal, regulatory, and reputational risks. AI and machine learning technologies are inherently complex, and our models may produce unexpected or erroneous results. We may also face difficulties explaining or validating the basis for particular model outputs, monitoring model performance, detecting model degradation, or implementing appropriate controls over the development and deployment of our models. Regulatory requirements relating to the use of AI and algorithmic decision-making are evolving rapidly and may require us to modify our models, data practices, disclosures, oversight procedures, or other aspects of our platform, which could increase our costs or limit our ability to use BayesShield as currently contemplated.

Finally, the performance of BayesShield AI is only one component of our overall trading process. Our ability to convert accurate predictions into profitable trading activity will depend on our ability to execute trades effectively, manage our trading capital, maintain access to appropriate market data and liquidity, and operate within applicable risk and regulatory parameters. As we seek to increase the amount of capital deployed through our trading activities, we may encounter liquidity constraints, execution challenges or other factors that cause actual trading results to differ from the results suggested by the model.

If BayesShield AI fails to identify profitable trading opportunities at a sufficient rate, if the quality or predictive value of our Signal Data deteriorates, if market conditions cause the model’s effectiveness to decline, or if we are otherwise unable to translate the model’s predictions into profitable trading activity, our trading results, revenue, ability to reward users, and ability to scale UpsideOnly could be materially and adversely affected.

Our proprietary trading activities expose us to significant market and investment losses.

As part of our business, we use our own capital to enter into positions in financial instruments based, in part, on signals and other information generated by our UpsideOnly platform, including Signal Data evaluated using artificial intelligence and machine learning models. Unlike our users, who do not bear the risk of loss from these investments, we bear the full risk of loss associated with our proprietary trading activities. Accordingly, our trading activities could result in significant losses and adversely affect our financial condition and results of operations.

Our trading results may be adversely affected by a variety of factors, many of which are beyond our control, including:

●	market volatility and adverse price movements, which could cause the value of our positions to decline rapidly or unexpectedly;

●	inaccurate or incomplete signals or other information, including signals generated from user data or other sources, which could cause us to enter into positions that are unprofitable;

●	errors, limitations, or failures in our artificial intelligence and other models, including model inaccuracies, flawed assumptions, inadequate training data, unexpected model behavior, or failures to appropriately account for changing market conditions;

●	trading and execution errors, including errors in order generation, transmission, pricing, position sizing, or other aspects of trade execution;

●	insufficient liquidity, which may prevent us from establishing or closing positions at desired prices or volumes or may require us to transact at substantially less favorable prices or volumes;

●	slippage and transaction costs, which may cause the actual prices at which we execute trades to differ materially from the prices reflected in our models or otherwise anticipated by us;

●	concentration of our positions, including concentration in particular assets, markets, counterparties, or trading strategies, which could magnify losses resulting from adverse developments affecting those positions;

●	the use of leverage, to the extent applicable, which could magnify both gains and losses and could result in losses exceeding the amount of capital initially committed to a position;

●	counterparty defaults or failures, which could prevent us from receiving amounts owed to us or otherwise result in losses or delays in closing or settling positions;

●	failures or disruptions in our trading systems, technology, data feeds, connectivity, or other infrastructure, which could result in erroneous trades, missed trading opportunities, inability to manage positions, or unexpected losses;

●	our inability to exit positions, including because of market closures, trading halts, liquidity constraints, technical failures, or other circumstances, potentially resulting in additional losses;

●	unexpected market events, including sudden market dislocations, geopolitical events, regulatory actions, natural disasters, cyberattacks, or other events that cause prices or market conditions to change rapidly or behave in ways that our models or risk-management procedures do not anticipate.

Although we may employ risk-management procedures and position limits designed to mitigate these risks, such measures may not be effective in all circumstances, particularly during periods of extreme market volatility or market disruption. In addition, historical market data and prior trading results may not be indicative of future market conditions or trading performance. As a result, losses from our proprietary trading activities could be substantial and could materially adversely affect our business, financial condition, results of operations, and cash flows.

The markets in which we operate have relatively low barriers to entry, and we may face increasing competition from existing and new competitors.

The software, artificial intelligence, and financial technology markets in which we operate are characterized by relatively low barriers to entry and rapid technological development. Competitors may be able to develop and introduce products and platforms that are similar to, or compete directly with, our products and platforms without requiring significant capital investment or other substantial resources. In addition, advances in artificial intelligence, software development tools, cloud computing, data analytics, quantum computing, and other technologies may further reduce the time and cost required to develop competing products and services and could result in technologically superior products.

We expect competition in our markets to increase as existing companies expand their product offerings and as new companies enter these markets. Competitors may include established financial services, technology, cryptocurrency, and financial technology companies, as well as newly formed companies that may introduce innovative products or business models. We also may face competition from products or platforms that do not currently exist or that are based on technologies, business models, or applications that we cannot currently anticipate. New or improved products and platforms could provide functionality, pricing, user experiences, or other features that are more attractive to users than those offered by us.

Our ability to compete successfully will depend on our ability to anticipate technological and market developments and to develop, introduce, and enhance our products and platforms in a timely and cost-effective manner. We may be required to devote substantial financial and other resources to research and development, technology, marketing, user acquisition, and other competitive initiatives. We may not be able to develop new products or features as quickly as our competitors, and products or technologies developed by others may render our products or platforms less attractive, obsolete, or otherwise uncompetitive.

In addition, some of our current or prospective competitors may have greater financial, technological, marketing, or other resources than we do, greater access to data, larger user bases, stronger brand recognition, or established relationships with financial institutions, technology providers, or other industry participants. Competitors may also be able to devote greater resources to developing and deploying artificial intelligence and other emerging technologies or may benefit from network effects or other competitive advantages that are not available to us.

Increased competition could result in reduced user acquisition or retention, loss of market share, pressure to reduce fees or other pricing, increased costs, reduced margins, or the need to make additional investments in our products and technology. We cannot assure you that we will be able to compete effectively or maintain or increase our market position, and any failure to do so could materially and adversely affect our business, financial condition, results of operations, and prospects.

Historical, back-tested, or simulated performance of our trading strategies and technologies may not be indicative of actual future results.

From time to time, we may evaluate, develop, or present trading strategies, models, algorithms, or other technologies based on historical or simulated performance, including through back-testing. Back-tested results are hypothetical and are derived by applying a trading strategy, model, algorithm, or methodology to historical data rather than by conducting actual trading during the relevant historical period. Accordingly, back-tested results do not represent the results of actual trading or live operation and are subject to significant limitations.

Back-tested results depend on the historical data, assumptions, parameters, models, and methodologies used in the analysis. The selection or design of a strategy or model may be influenced by knowledge of historical market conditions, which may result in hindsight bias or overfitting and may cause the strategy or model to appear more effective in historical testing than it would have been if developed or implemented without the benefit of such knowledge. In addition, back-tested results may not reflect the effects of actual trading conditions, including transaction costs, commissions, fees, bid-ask spreads, market impact, slippage, liquidity constraints, position limits, execution delays, trading halts, financing costs, or other factors that could materially affect actual performance.

Historical data and relationships reflected in back-tested results may also cease to be representative of future market conditions. Market conditions, volatility, correlations, liquidity, trading behavior, and other factors may change in ways that our models or strategies do not anticipate. In particular, strategies or models that perform well during a particular historical period may perform poorly, or may cease to perform as intended, under different market conditions.

To the extent we use artificial intelligence or machine learning models in developing or evaluating trading strategies, the results may also be affected by limitations in training data, model assumptions, model design, data quality, model drift, or other factors that may cause actual results to differ materially from historical or simulated results. There can be no assurance that the performance reflected in any back-tested or simulated results will be achieved in actual operation or that our trading strategies, models, or technologies will generate profitable results in the future. Any reliance on historical, back-tested, or simulated performance could therefore result in expectations regarding future performance that are not realized, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Kronos X® business is substantially dependent on the Perpetual Markets Multilateral Trading Facility.

The Kronos X® product is substantially dependent on the continued operation and commercial viability of the Perpetual Markets Multilateral Trading Facility (the “PM MTF”). Kronos X® is the infrastructure that supports PM MTF, and our ability to operate and generate revenue from Kronos X® would be adversely affected if the PM MTF were unable to operate successfully or if its operations were materially impaired or discontinued. Our dependence on a single trading venue also limits our ability to mitigate an interruption or deterioration in the PM MTF’s operations by relying on alternative venues.

The continued viability of the PM MTF depends on a variety of factors, including its ability to maintain the regulatory authorizations necessary to operate, attract and retain sufficient trading participants, establish adequate liquidity and trading volume, maintain reliable technology and infrastructure, and protect its systems and data from cybersecurity incidents and other disruptions. The PM MTF may also be subject to regulatory inquiries, examinations, investigations, enforcement actions, changes in applicable laws or regulations, or other regulatory developments that could adversely affect its operations. In addition, obtaining and maintaining the regulatory authorizations necessary to operate the PM MTF does not guarantee that the PM MTF will attract sufficient participants, liquidity, or trading volume to become or remain commercially viable.

The PM MTF could also experience operational failures, technology or infrastructure disruptions, cybersecurity incidents, liquidity constraints, or other events that impair its ability to provide a functioning trading venue.

We do not have the ability to control the PM MTF’s operations or ensure that it continues to operate in a manner that supports our business. Our interests may also differ from those of the PM MTF or its other stakeholders, and we cannot assure you that the PM MTF will continue to prioritize initiatives or make investments that are necessary or beneficial to Kronos X®.

Any material impairment of the PM MTF’s operations or commercial viability could materially and adversely affect our ability to operate and grow Kronos X® and could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our tokenization business is subject to significant regulatory, technological, operational and market risks, and changes in applicable laws or the failure of tokenized asset markets to develop could adversely affect our business, financial condition, and results of operations.

We are developing and providing infrastructure and services relating to the tokenization of real-world assets, including services relating to asset issuance, market making, and trading through regulated order book infrastructure. Our tokenization activities involve emerging technologies and business models that are subject to evolving legal, regulatory, and commercial requirements. Tokenized securities generally remain subject to applicable securities laws and regulations, and the application of those requirements may vary depending on the structure of a particular tokenized asset, the rights associated with the token, the jurisdictions involved and the activities performed by us, and our counterparties. Regulators may determine that certain aspects of our tokenization activities require additional licenses, registrations, approvals, or compliance measures, or may impose restrictions on our ability to offer, facilitate, or expand these services. Any such requirements, restrictions, or regulatory changes could increase our costs, limit our operations, or require us to modify or discontinue portions of our tokenization business.

Our tokenization activities also depend on blockchain networks, smart contracts, trading and settlement infrastructure, custodians, and other third-party technology and service providers. These systems and providers may be subject to operational failures, cybersecurity incidents, fraud, programming errors, network disruptions, changes in technology, or other vulnerabilities. Any such failure could result in transaction errors, loss or impairment of assets or records, delays in settlement, disputes with customers or counterparties, regulatory scrutiny, or reputational harm.

In addition, the commercial success of tokenized real-world assets depends on the development of sufficient market participation, liquidity, and acceptance by issuers, investors, financial institutions, and other market participants. Tokenized markets may not develop as rapidly as expected, and secondary-market liquidity and price transparency may remain limited. A lack of market adoption or liquidity could reduce demand for our tokenization services, impair the economics of our tokenization business, and limit our ability to scale this business.

The legal and economic rights associated with a tokenized asset may also differ from those associated with the underlying asset, depending on the structure of the applicable tokenization arrangement. Uncertainty regarding ownership, custody, transferability, settlement, redemption, or other rights could result in disputes, regulatory intervention or additional liabilities. Any of these risks could materially and adversely affect our business, financial condition, and results of operations.

We will need to obtain additional financing to fund our operations and growth, including our proprietary trading activities, and such financing may not be available on commercially acceptable terms or at all.

The viability of our business is dependent on the availability of adequate capital to develop and maintain our business. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan, including investments in the development and maintenance of our software and infrastructure and capital to support the growth of our UpsideOnly platform and our proprietary trading activities conducted in connection with that platform. Accordingly, we will need to seek additional financing.

Our ability to obtain additional financing may be affected by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms, as well as conditions in the capital markets and our operating and financial performance. If we are unable to obtain sufficient financing when needed, our liquidity and financial condition could be adversely affected. In addition, limited access to capital or credit could adversely affect our ability to meet our capital requirements, invest in our software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, or repay any outstanding debt.

Any additional financing may involve the issuance of equity or equity-linked securities, which could dilute the ownership interests of our existing shareholders, or the incurrence of additional indebtedness, which could increase our interest expense and impose additional financial and operational restrictions. There can be no assurance that we will be able to obtain additional financing on terms favorable to us, or at all. Any failure to obtain adequate financing when required could materially and adversely affect our business, financial condition, liquidity, and operating results.

The loss of key personnel could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel, particularly our management and officers, who have extensive market knowledge and industry experience. Our management team collectively has extensive knowledge and experience regarding cryptocurrency, derivatives, financial markets, software development, and AI. Our innovative product offerings are the result of a significant investment of time and effort by our management to build novel and innovative products in a highly specialized industry. The loss of services of our Co-Chief Executive Officers, our Chief Strategy Officer, or other members of management could diminish our business and growth opportunities.

If we are unable to successfully identify, hire, and retain skilled individuals, our business will be adversely affected.

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

We may be subject to various employment-related claims from time to time, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may materially and adversely affect our business or results of operations. For example, as of the date of this Annual Report, our U.S. subsidiary Kephas Corporation is involved in two pending employment related lawsuits, one filed by a former employee in April 2026 alleging unpaid wages, and a second filed by a former employee in May 2026 alleging wrongful termination.

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting users, customers, and investors. Negative publicity regarding our Company, our technology, our key personnel, or cryptocurrency or derivatives markets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

We could be the victim of employee misconduct.

There is a risk that our employees or contractors could engage in fraud, conflicts of interest, unauthorized disclosure of confidential information, or other misconduct that adversely affects our business. Furthermore, our employees could make errors in recording or executing transactions for customers which would cause us to enter into transactions that customers may disavow and refuse to settle. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses and materially harm our reputation, financial condition, and operating results.

If our vendors and third-party service providers experience difficulties, our business could be adversely affected.

We outsource some operational activities and depend on relationships with vendors and third-party service providers. For example, we employ external engineers for certain outsourced systems development and maintenance projects. Our operations could be interrupted or disrupted if our vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices, or dispute key intellectual property rights sold or licensed to or developed for our Company. If any of these events happen, and we are unable to replace vendors and service providers, on a timely basis or at all, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Even if we can replace vendors and third-party providers, it may be at a higher cost, which could also adversely affect our business, financial condition, and results of operations.

We may explore acquisitions, other investments, and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business.

We may explore and pursue acquisitions, strategic partnerships, joint ventures, and other alliances to strengthen our business and grow our company in the future. The market for acquisitions and strategic opportunities is highly competitive. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services, and operations, achieving anticipated synergies that were inherent in our valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients, or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write-downs of assets, or impairment charges, increased amortization expenses, and decreased earnings, revenue or cash flow from dispositions.

General economic, political and market conditions may have an adverse impact on our operating performance, results of operations, and cash flow.

Our business is influenced by a range of factors that are beyond our control including general economic and business conditions and legal, regulatory, and political developments. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information financial technology industry at large. Weakness in the economy could have a negative effect on our business, operations, and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, we may experience the negative effects of demand for our offerings. The impact of global events, including the ongoing conflicts between Russia and Ukraine, the United States and the Islamic Republic of Iran, and Israel and Hamas-led Palestinian militant groups, may also negatively affect our company.

Our business may be adversely affected by the impact of coronavirus, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events.

Public health epidemics or outbreaks could adversely affect our business. In addition, acts of terrorism, labor activism, or unrest, and other geo-political unrest could cause disruptions in the business, the businesses of partners, or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue operations and may endure system interruptions, reputational harm, delays in development of our systems, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results.

Risks Specific to our Pre-Acquisition Business

Blockchain is a nascent and rapidly changing technology and the use of blockchain technology in the commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain technology may adversely affect our business.

Blockchain is an emerging technology that offers new capabilities. The development of blockchain technology is a new and rapidly evolving industry that is subject to a high degree of uncertainty. The capabilities of blockchain technology have not been fully confirmed. The utilization of blockchain technology may face opposition by certain participants in the market, who may criticize blockchain technology for its slow processing speed, poor real-time data processing capacity, and burdensome learning costs, among other things. In addition, blockchain technology is subject to technical risks such as forking. Most blockchain networks operate based on some form of open-source software. An open-source project is not represented, maintained, or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Factors affecting the further development of blockchain industry include, without limitation:

●	continued worldwide growth in the adoption and use of blockchain technology;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics;

●	changes in public tastes and preferences;

●	the popularity or acceptance of blockchain networks and assets; and

●	government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation, and use of blockchain networks and assets.

Our blockchain business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors, innovators, and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our blockchain operations.

If we are unable to apply technology effectively in driving value for our customers through blockchain-based solutions, our blockchain business could be adversely affected.

Our success depends on our ability to apply our proprietary blockchain technology, Grid Ledger System (“GLS”), develop new services, and improve the performance and cost-effectiveness of the existing services, in each case in ways that address current and anticipated customer requirements, industry needs, and future trends. Such success is dependent upon several factors, including technology effectiveness, functionality, competitive pricing, licensing, and integration with existing and emerging technologies. The blockchain industry is characterized by rapid technological changes. If we fail to develop and implement technology solutions and technical expertise that keep pace with changes in technology, industry standards, and customer preferences, our value proposition could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. In addition, GLS may not gain acceptance or recognition in the market, which is dominated by more established and conventional technologies, even though we believe GLS is superior to the conventional blockchains. Our unique advantage created by GLS may be threatened by intensified competition in the market if our competitors invent similar technologies in the future. Any of these events could result in a material adverse effect on our operating results, customer relationships, and business.

Our blockchain technology is dependent on telecommunications infrastructure and the performance of devices equipped with blockchain.

The success of our blockchain-based services will depend on the continued development of a stable telecommunications infrastructure with the necessary speed, data capacity, and security, complementary products such as high-speed networking equipment for providing reliable internet access and services, and other devices that are equipped with blockchain. There is no assurance that the relevant infrastructure and devices will continue to be able to support the demands placed on it by the growth of blockchain technology. There is also no assurance that the infrastructure or complementary products or services necessary to support the blockchain technology will be developed in a timely manner, or that such development will not incur substantial costs to adapt to changing technologies. The failure of these platforms and devices or their development could materially and adversely affect our business, financial condition, and results of operation.

Cybersecurity incidents involving our blockchain business may materially and adversely affect our business.

Security breaches, computer malware, and computer hacking attacks have been a prevalent concern since the launch of blockchain technology. To reduce security concerns, GLS employs intermediate processing nodes, which are independent of the nodes that make up the blockchain network and process the actual transactions. Even if the intermediate processing nodes are stopped, the transactions cannot be tampered with. To reduce the impact of attacks on intermediate processing nodes and any unauthorized access, GLS allows the use of firewalls and other means to prevent cyberattacks, thereby providing security. However, our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide, which in turn could have an adverse effect on our business.

If we are not able to successfully compete in the blockchain market, our blockchain business will be materially harmed.

We design, upgrade, and maintain technology systems for our customers. We expect to encounter competition in our business, including from entities having substantially greater capital and resources and offering a wider range of products and services. Many of our competitors may have greater financial, marketing, technological, and personnel resources than we do, and may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Our ability to develop competitive advantages is dependent on continued improvement in GLS, enhancements to our services, investment in the development of our services, and additional marketing activities. Failure to implement timely changes into our technology, limited access to resources to make sufficient investments in the development of our blockchain services, or competitors devoting significantly more resources to competing services could adversely affect our market share, which would adversely affect our business and results of operations.

Risks Related to Intellectual Property, Cybersecurity, and Technology

Our ability to protect our intellectual property, including our BayesShield AI technology, may be limited, which could impair our ability to maintain our competitive advantage.

Competitors may attempt to imitate our products or attempt to replicate their functionality. Our intellectual property, including our proprietary software, artificial intelligence and machine learning technologies, algorithms, models, data, methodologies, trade secrets, know-how, and other proprietary information, is an important component of our business and may provide us with a competitive advantage. We have submitted two patent applications relating to our BayesShield AI technology. However, there can be no assurance that any of our pending or future patent applications will result in issued patents, that any patents that are issued will provide meaningful protection, or that the scope of any patent protection will be sufficient to prevent competitors from developing or commercializing technologies that are similar to, or perform functions similar to, our technologies.

The patent application process is costly, time-consuming, and subject to substantial uncertainty. Patent applications may be challenged or rejected by patent offices, and the scope of any patent claims ultimately allowed may be narrower than the claims initially sought. Even if patents are issued, they may subsequently be challenged, narrowed, invalidated, circumvented, or rendered unenforceable. In addition, patent protection is territorial and may not be available, or may be more difficult or costly to obtain or enforce, in all jurisdictions in which we may operate or compete. We may also decide not to pursue or maintain patent protection in particular jurisdictions due to the costs and uncertainties involved.

We also rely on a combination of trade secret protections, confidentiality obligations, contractual restrictions, copyright, trademarks, and other legal protections to protect our intellectual property. These measures may not adequately protect our intellectual property, particularly where employees, contractors, service providers, business partners, or other persons have access to our proprietary technology or information. Unauthorized disclosure, misappropriation, reverse engineering, or other unauthorized use of our intellectual property could enable third parties to reproduce or develop competing technologies more quickly or at lower cost. In addition, competitors may independently develop technologies that are substantially similar to ours without infringing our intellectual property rights.

The rapid development of artificial intelligence and related technologies may make it increasingly difficult to protect certain aspects of our intellectual property. Technologies, algorithms, and techniques may be developed or reproduced more rapidly than we are able to obtain or enforce intellectual property protection. In addition, the use of publicly available information, third-party technologies, open-source software, and other resources in the development of AI systems may create additional challenges in identifying, protecting, or enforcing our proprietary rights.

We may also need to enforce our intellectual property rights against infringement, misappropriation, or other unauthorized use. Any such enforcement actions could be expensive, time-consuming, and uncertain, and we may not prevail. Conversely, third parties may assert that our products or technologies infringe, misappropriate, or otherwise violate their intellectual property rights. Any such claims, regardless of their merit, could result in significant costs, require us to modify or discontinue aspects of our products, or divert management and technical resources.

If we are unable to obtain, maintain, or adequately protect our intellectual property, or if third parties are able to develop, obtain, or use technologies that compete with our proprietary technologies, we may be unable to maintain our technological or competitive advantages. Any such loss of intellectual property protection or competitive advantage could materially and adversely affect our business, financial condition, results of operations, and prospects.

If one or more competitors obtain patents covering technology critical to the operation of our business, we may infringe on the intellectual property rights of others.

If one or more other persons, companies, or organizations has or obtains a valid patent covering technology critical to the operation of our business, there can be no assurance that such entity would be willing to license such technology at acceptable prices or at all, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We could expend significant resources defending against patent infringement and other intellectual property right claims, which could require us to divert resources away from our operations. Any damages we are required to pay or injunctions against our continued use of such intellectual property in resolution of such claims may cause a material adverse effect to our business, financial condition, and results of operations.

Cybersecurity incidents may materially and adversely affect our business.

We rely on information technology systems, networks, software, cloud services, data centers, and other infrastructure to operate our business, develop and maintain our platforms, process transactions, communicate with users and business partners, store and process data, and conduct our proprietary trading activities. These systems, and the systems of our third-party service providers, may be vulnerable to cybersecurity incidents, including cyberattacks, hacking, phishing, ransomware, malware, denial-of-service attacks, credential theft, exploitation of software vulnerabilities, and other forms of unauthorized access or disruption. Cybersecurity incidents may also result from inadvertent or intentional actions by our employees, contractors, or other persons who have authorized access to our systems or information, including the unauthorized disclosure, theft, misuse, or loss of confidential, proprietary, or personal information.

An unauthorized intrusion into, or other compromise of, our systems could result in the theft, destruction, alteration, or unauthorized disclosure of sensitive information, including user information, personal data, proprietary information, trading strategies, models, source code, and other confidential business information. A cybersecurity incident could also disrupt the availability or functionality of our platforms, interfere with our ability to process transactions or execute or manage proprietary trading positions, impair our operations, or cause us to incur significant costs to investigate, contain, remediate, and prevent further incidents. We may also be subject to claims, litigation, regulatory investigations, enforcement actions, fines, penalties, and other liabilities arising from cybersecurity incidents or our failure to comply with applicable cybersecurity or data privacy requirements. In addition, an actual or perceived cybersecurity incident could damage our reputation, reduce user confidence in our platforms, result in the loss of users or business partners, and adversely affect our business and results of operations.

Our collection, storage, use, and other processing of personal data also subjects us to a variety of data privacy and data protection laws and regulations, including the European Union’s General Data Protection Regulation (GDPR), the United Kingdom’s data protection laws, and applicable U.S. state privacy laws. These laws and regulations impose requirements relating to, among other things, the collection and use of personal data, data minimization, security measures, data subject rights, cross-border data transfers, data retention, and the notification of certain data breaches. The regulatory framework governing data privacy and protection continues to develop and may become more complex or restrictive. Any failure or perceived failure by us to comply with applicable requirements, including as a result of a cybersecurity incident, could result in significant regulatory scrutiny, enforcement proceedings, monetary penalties, restrictions on our ability to process personal data, or other adverse consequences.

The cybersecurity threat landscape is also continually evolving. Advances in artificial intelligence may enable malicious actors to conduct more sophisticated, automated, targeted, or convincing attacks, including attacks that may be more difficult for traditional security measures to detect. In addition, developments in quantum computing could eventually undermine certain cryptographic algorithms and other security technologies currently relied upon to protect information and communications. We may be required to make significant investments in cybersecurity technologies, personnel, controls, and procedures to address these and other emerging threats, and there can be no assurance that our security measures will prevent or adequately mitigate every cybersecurity incident.

Despite our cybersecurity measures, policies, procedures, and controls, we cannot guarantee that our systems or those of our service providers will not be compromised, that unauthorized access will not occur, or that a cybersecurity incident will not materially affect our business. Moreover, cybersecurity incidents may not be detected promptly, and the techniques used to circumvent security measures are continually evolving. As a result, any such incident could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

Operational risk may materially and adversely affect our performance.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems, or external events. Our exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major system failures or legal and regulatory matters. Because our business lines are reliant on both technology and human expertise and execution, we are exposed to material operational risks arising from a number of factors, including, but not limited to, human error, processing, and communication errors, errors of third-party service providers, counterparties, or other third parties, failed or inadequate processes, design flaws, and technology, or system failures and malfunctions. Operational errors or significant operational delays could have a materially negative impact on our ability to conduct our business, which could adversely affect our results of operations.

Risks Related to Legal and Regulatory Matters

Our characterization of the UpsideOnly platform and its activities may be challenged by regulators or courts, and changes in laws and regulations could subject our business to additional regulatory requirements.

We believe the UpsideOnly platform is best characterized as a gamified data analytics platform rather than as a provider of regulated financial services, an investment fund, a gambling operator, a payment service provider, or a platform for the offer, sale, or trading of securities, derivatives, or other regulated financial instruments. Based on the manner in which the platform currently operates, we do not believe that its activities are subject to many of the regulatory regimes that commonly apply to financial services, trading, investment, gambling, or payment businesses. However, the application of laws and regulations to novel technologies and business models is often uncertain, and regulatory authorities or courts may disagree with our characterization of the platform or its activities.

For example, we do not believe that the activities conducted through the UpsideOnly platform constitute the provision of regulated financial services or the operation of an investment fund. Users do not purchase or sell securities, derivatives, or other financial instruments through the platform, do not entrust us with funds for investment on their behalf, and do not participate in a pool of capital that we manage for their benefit. The positions displayed through the platform are simulated positions used for prediction and analytics purposes, and the virtual units used within the platform have no monetary value, are not transferable, do not represent or provide rights to any underlying asset, and can be reset by the user’s own volition. Our subsequent use of our own capital in connection with our proprietary trading activities is conducted for our own account and does not involve investing or managing users’ capital.

We also do not believe that the activities conducted through the platform constitute unlawful Internet gambling or otherwise constitute a regulated wagering activity under applicable U.S. federal or state law. Nevertheless, gambling and wagering laws vary substantially among jurisdictions, and the characterization of a particular activity may depend on factors such as consideration, chance, skill, prizes, and the nature of the underlying activity. Regulatory authorities or courts could determine that some or all aspects of our platform constitute gambling or wagering notwithstanding our characterization of the platform.

Similarly, we do not believe that our receipt and handling of user deposits in connection with the platform constitutes money transmission or the provision of regulated payment services under applicable U.S. federal or state laws. We do not believe that the deposits constitute funds that users entrust to us for transmission to third parties, and our handling of such deposits is intended to be incidental to the operation of the platform. However, the application of money transmission and payment services laws can depend on the specific structure and flow of funds, and applicable regulators could reach a different conclusion.

We also do not believe that the platform involves the offer or sale of securities subject to U.S. federal securities laws or the offer, sale, or dealing in securities, derivatives, or other financial instruments under applicable U.S., European Union, United Kingdom, or Marshall Islands laws. In particular, we do not believe that the platform provides investment services or activities regulated under MiFID II, such as reception and transmission or execution of orders, dealing on own account on behalf of users, portfolio management, investment advice, or operation of a multilateral or organized trading facility. We similarly do not believe that the platform constitutes a regulated collective investment scheme under applicable U.K. law because users do not contribute capital that is pooled for investment purposes and do not participate in an investment arrangement managed for their benefit.

In addition, we do not believe that the simulated positions and other prediction features offered through the platform constitute futures, options, swaps, or other commodity interests subject to regulation by the U.S. Commodity Futures Trading Commission. The simulated positions do not create rights or obligations to purchase, sell, deliver, or receive an underlying commodity or financial instrument and are not transactions in actual futures or other derivatives. Nevertheless, the CFTC has broad authority over certain commodity and retail commodity transactions, and the application of that authority may depend on the substance and economic characteristics of an activity rather than how it is described.

We also do not believe that the virtual units used within the platform constitute crypto-assets or other regulated digital assets. The virtual units are internal game or platform units with no independent monetary value, no transferability to other users, no redemption rights, and no representation on a blockchain or other distributed ledger. Accordingly, we do not believe that the platform involves the issuance, offer, sale, or provision of services relating to crypto-assets subject to applicable European Union crypto-asset regulation.

Our conclusions regarding the applicability of these and other regulatory regimes are based on our current understanding of applicable laws, regulations, regulatory guidance, and the manner in which the UpsideOnly platform currently operates. These conclusions have not necessarily been tested by regulators or courts, and there can be no assurance that a regulatory authority will agree with our interpretation. If a regulator or court determines that the platform or any aspect of our activities constitutes a regulated financial service, investment product, gambling or wagering activity, money transmission or payment service, commodity interest, crypto-asset service, collective investment scheme, or other regulated activity, we could become subject to licensing, registration, reporting, capital, consumer protection, disclosure, operational, recordkeeping, or other regulatory requirements. Compliance with such requirements could require us to modify or discontinue certain aspects of the platform, incur substantial additional costs, or delay or restrict our ability to offer the platform in certain jurisdictions. We could also be subject to investigations, enforcement proceedings, fines, penalties, private claims, or other liabilities for activities conducted before any such determination.

Moreover, the regulatory environment applicable to financial technology, artificial intelligence, digital assets, online gaming and prediction products, payments, and other technology-enabled businesses is evolving rapidly. Legislatures, regulators, and courts may adopt new laws, regulations, or interpretations, or apply existing laws in new ways, that could increase the regulatory burden applicable to our business or cause activities that we currently believe are outside the scope of regulation to become regulated. Such developments could materially increase our compliance costs, limit the markets in which we may offer the platform, require changes to our business model or technology, or otherwise materially and adversely affect our business, financial condition, results of operations, and prospects.

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

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result

Certain shareholders of our company filed a lawsuit in the Tokyo District Court against our company and Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer, Interim Chief Financial Officer, and Representative Director. The complaint, which is dated December 18, 2023, was served on our company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following our company’s initial public offering, and that our company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as our company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. On July 17, 2026, a judicial settlement was reached before the Tokyo District Court resolving all claims between the plaintiffs and the defendants. The settlement payment of JPY20 million was completed on July 27, 2026, the parties confirmed that no further obligations or claims exist between them, and the provisional attachment orders have been withdrawn.

In addition, Alexander Capital, L.P. filed a lawsuit against our company in the United States District Court in the Southern District of New York. The complaint, which is dated April 21, 2026, alleges breach of contract claims against our company related to Alexander Capital’s engagement as our company’s placement agent in connection with a private investment in public equity (PIPE) transaction that occurred in two tranches in October and November of 2025, respectively. We are currently involved in negotiations to settle the lawsuit.

Our U.S. subsidiary Kephas Corporation is involved in two pending employment related lawsuits, one filed by a former employee in April 2026 alleging unpaid wages, and a second filed by a former employee in May 2026 alleging wrongful termination.

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

Risks Related to Our Ordinary Shares and the Trading Market

Share ownership is concentrated in the hands of our management, who are able to exercise significant influence on us.

As of the date of this Annual Report, our directors and executive officers together beneficially own 23.21% of our outstanding Ordinary Shares. These shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, 40,570,692 Ordinary Shares are issued and outstanding, and 5,855,129 ADSs (representing 29,275,645 Ordinary Shares) are issued, outstanding and freely tradeable. In addition, 5,001,120 ADSs (representing 25,005,600 Ordinary Shares) and 204,000 ADSs (representing 1,020,000 Ordinary Shares) are issuable upon the exercise of warrants and stock options, respectively, that are issued and outstanding as of the date of this Annual Report. In addition, we have issued 53,051,000 Series P preferred shares, which, if and as converted into Ordinary Shares on a one-for-one basis, would be equivalent to 10,610,200 ADSs, subject to receipt of the required shareholder approval to provide such conversion and voting rights. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs, and trading volume could decline.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our Annual Report. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

We are incorporated in Japan as a joint-stock corporation with limited liability. Some of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of some of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16(b) and Section 16(c) of the Exchange Act. However, effective March 18, 2026, our directors and officers are subject to the reporting requirements of Section 16(a) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

If we cannot satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively affect the price of the ADSs and your ability to sell them.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2026 taxable year. However, it is possible that, for our 2027 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years. For further discussion, please refer to the PFIC Consequences in the United State Federal Income Taxation section.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

If we are unable to maintain compliance with Nasdaq’s listing standards, our securities will be delisted, which would negatively affect our securities’ market price and liquidity and reduce our ability to raise capital.

We have previously received deficiency notices from Nasdaq regarding our compliance with listing standards and have subsequently regained our compliance status. There can be no assurance that we will maintain compliance with Nasdaq’s continued listing requirements. If we fail to maintain compliance, our securities could be delisted from Nasdaq. We and holders of our securities could be materially adversely affected if our securities are delisted from Nasdaq. In particular:

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We were incorporated in Japan on May 1, 2018 as a joint-stock corporation with limited liability pursuant to the laws of Japan. The Company was formerly known as Earlyworks Co., Ltd. and changed its name to Perpetuals.com Ltd in connection with the rebranding in January 2026. On January 20, 2026, the Company acquired 100% of the outstanding shares of Perpetual Markets Ltd., making it a wholly owned subsidiary of the Company (the “Acquisition”).

Our post-Acquisition business operates through a number of direct and indirect wholly owned operating subsidiaries, with its primary business activities operated within the U.S. Kephas Corporation, a Delaware corporation, is our U.S. operating subsidiary. Its subsidiaries, USO Labs Ltd., a Marshall Islands corporation, and USO Deposit Trust LLC, a Delaware limited liability company, jointly operate our UpsideOnly business.

Corporate Information

Our principal executive office is located at 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005, and our telephone number is +81 03-5614-0978. Our websites are https://perpetuals.com/ and https://e-arly.works/. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report. Our agent for service of process in the United States is Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

For the fiscal years ended April 30, 2026, 2025, and 2024, we had total revenue of JPY 256.3 million (US$1.6 million), JPY440.4 million (US$3.1 million), and JPY179.4 million, respectively. For the same fiscal years, we had net loss of approximately JPY 733.3 million (US$4.7 million), JPY256.7 million net loss (US$1.8 million), and JPY336.2 million net loss, respectively.

The Acquisition

Our legacy company, Earlyworks, Co., Ltd., was dedicated to optimizing business operations with the use of blockchain technology. On January 20, 2026, our company completed the Acquisition, resulting in the rebranding of our company as Perpetuals.com Ltd and our Nasdaq ticker symbol changing to PDC.

This following Business Overview is divided into two portions, one describing the post-Acquisition business, and the other describing the pre-Acquisition business.

During the fiscal year ended April 30, 2026, the legacy blockchain business generated the majority of our consolidated revenue, because the results of the acquired PML subgroup were consolidated only from the Acquisition Date. Following the Acquisition, however, our operational focus is centered on the post-Acquisition business, and we do not expect the legacy blockchain pre-Acquisition operations to be a meaningful part of our growth strategy for the future.

Post-Acquisition Overview

Introduction

Post-Acquisition, we are a fintech company that pairs proprietary AI with regulated market infrastructure to open global financial markets to more participants, from financial platforms to individual users. By building on fully compliant infrastructure, we keep the interests of platforms and users aligned, while making markets more transparent and accessible and minimizing incumbent structural risks to traders.

Our proprietary technology enables not only the operation of regulated financial and cryptocurrency services, it also leverages our patent-pending specialized machine learning system, BayesShield AI – trained on billions of retail trading data points – to help fintech companies create and offer innovative products and services.

Beginning with our inception in May 2018 and prior to the completion of the Acquisition, we were predominantly focused on blockchain technology, and this legacy business is discussed in detail separately below.

Our Purpose

We believe characteristics of the conventional retail trading environment create an opportunity for alternative approaches that seek to provide individuals with access to investment opportunities without subjecting them to assume the same level of trading risk.

We believe that separating a user’s participation from the direct funding and execution of leveraged trades may address certain structural disadvantages of conventional retail trading, including the risk of substantial losses of user trading capital, the effects of leverage and margin requirements, and certain conflicts that can arise when a trading provider’s revenues are directly or indirectly linked to customer trading activity or customer losses.

Existing State of the Retail Trading Market

The Retail Trading Environment

Retail traders seeking to participate in financial markets have historically relied primarily on traditional brokerage firms, online trading platforms and, more recently, proprietary trading or “funded trader” firms. Although these businesses differ substantially in their structures, products, and regulatory status, many conventional retail trading models require the trader to commit capital and assume direct exposure to market losses. In addition, the economics of some of these models can create incentives or conflicts of interest that may not be fully aligned with the interests of retail traders.

Traditional Brokerage and Trading Platforms

A traditional brokerage firm generally provides a platform through which customers can buy and sell securities, derivatives, foreign exchange, or other financial instruments. Depending on its business model and the products offered, a broker may generate revenue from commissions, transaction fees, bid-ask spreads, margin or financing charges, payment for order flow, interest earned on customer cash, and other sources.

A broker acting solely as an agent generally does not profit directly from a customer’s trading loss. Nevertheless, a broker may have an economic incentive to increase customer trading activity or to offer or recommend products, services, or account features that generate greater revenue for the broker. The U.S. Securities and Exchange Commission (“SEC”) has recognized that broker-dealers and investment professionals can have economic incentives relating to fees, commissions, markups, payment for order flow, cash-sweep programs, proprietary products, and other sources of compensation, and that such incentives can create conflicts between a firm’s interests and those of its retail customers.

The economic relationship can be different where a trading provider acts as principal or otherwise serves as the counterparty to a customer’s transaction. For example, in certain over-the-counter (“OTC”) foreign exchange markets, the customer does not trade against an open exchange but instead trades directly against the dealer. In such circumstances, the dealer may be the seller when the customer buys and the buyer when the customer sells. The Commodity Futures Trading Commission (“CFTC”) has specifically noted that an OTC foreign exchange dealer can make money when customers trade more frequently, lose money, or pay fees, spreads, or commissions.

Accordingly, while it would be inaccurate to characterize all traditional brokerage firms as benefiting from customer losses, the economics of certain retail trading models can create conflicts of interest or incentives that may be adverse to retail customers. The nature and magnitude of those conflicts depend on the provider’s business model, the products offered, and the manner in which customer transactions are executed.

Proprietary and “Funded Trader” Firms

Retail traders also increasingly have access to businesses commonly described as proprietary trading (often referred to as “prop trading” firms) or “funded trader” firms. A traditional prop trading firm generally trades the firm’s own capital and does not operate primarily as a retail brokerage. Retail-oriented “funded trader” businesses, however, may use different models. In some cases, an individual pays an evaluation fee or subscription, trades in a simulated environment or subject to specified trading parameters, and may become eligible to receive a portion of purported trading profits if specified conditions are satisfied. Other firms may use different arrangements, including arrangements involving actual trading or deployment of firm capital.

The economic terms of these programs can vary significantly, including with respect to evaluation fees, subscription fees, trading restrictions, profit-sharing arrangements, maximum permitted losses, payout conditions, and the circumstances under which an account may be terminated. As a result, retail traders may bear economic costs or face contractual restrictions even where they are not directly investing their own capital in the market.

Furthermore, retail-oriented proprietary trading firms commonly generate revenue by charging prospective traders fees to participate in trading evaluations or “challenges.” The trader generally pays the fee regardless of whether the trader successfully completes the evaluation. Industry data published by Finance Magnates and based on data from FPFX Tech covering more than 300,000 accounts and approximately 100,000 traders across ten proprietary trading firms found that approximately only 14% of traders passed the evaluation stage and obtained a funded account, while approximately just 7% of traders ultimately received a payout. The same data indicated that a trader spent approximately $800 on challenge purchases over the course of the trader’s activity with a prop trading firm, typically through approximately three challenge attempts.

These characteristics can create an economic model in which evaluation and related fees constitute an important source of revenue and in which the provider’s economics may depend significantly on the continued participation of prospective traders. The precise revenue mix varies among providers, however, and public information is insufficient to establish an industry-wide percentage of revenue or profit attributable to evaluation fees. Some firms may also generate revenue through profit-sharing arrangements, subscriptions, trading-related fees, data or platform charges, or other sources.

From the perspective of a retail trader, the distinction can be significant. A trader who fails an evaluation or “challenge” generally loses the evaluation fee without receiving a payout, while a relatively small proportion of participants ultimately receive payouts. This creates a potential structural tension in models in which the provider receives revenue when traders enter or repeat an evaluation regardless of whether those traders ultimately succeed.

The CFTC has specifically cautioned retail customers about offers involving proprietary trading firms’ money and profit-sharing arrangements and has noted that claims associated with such opportunities should be evaluated carefully.

Leverage and the Potential for Rapid Losses

One of the most significant risks associated with many forms of retail trading is leverage. Leverage allows a trader to obtain market exposure that is greater than the amount of capital the trader deposits or commits to a position. For example, with 10-to-1 leverage, a trader who commits $1,000 may obtain exposure to a position with a notional value of $10,000. A 10% increase in the value of the position would therefore produce a $1,000 gain before costs, while a 10% decrease would produce a $1,000 loss. Smaller changes in the underlying market can therefore result in proportionately larger gains or losses relative to the trader’s capital.

Leverage can be particularly consequential in volatile markets because losses can accumulate rapidly and may trigger margin requirements, forced liquidation, or other mechanisms that require a trader to close positions. Depending on the product and applicable protections, a trader may also incur financing charges, spreads, commissions, and other costs that further reduce returns.

Regulators have identified excessive leverage as an important source of risk to retail traders. For example, the European Securities and Markets Authority (“ESMA”) previously concluded that contracts for difference (“CFDs”) presented significant investor-protection concerns relating to, among other things, complexity, lack of transparency, excessive leverage, the disparity between potential returns and the risk of loss, and marketing and distribution practices. ESMA’s analysis across European jurisdictions found that 74% to 89% of retail CFD accounts typically lost money. ESMA responded with measures including leverage limits, margin close-out requirements, negative-balance protection, and restrictions on incentives to trade CFDs.

The prevalence of retail trading losses is also significant in other leveraged markets. The CFTC currently states that approximately two out of three retail foreign exchange traders lose money each quarter. These statistics do not mean that every retail trader will lose money or that all trading providers operate in the same manner. They nevertheless illustrate the difficulty retail traders face in generating consistent returns through conventional short-term and leveraged trading strategies.

Challenges Inherent in Conventional Retail Trading

In addition to the potential conflicts described above, conventional retail trading generally requires individuals to make repeated decisions concerning the timing, size, and direction of trades while bearing the resulting market risk. Retail traders may therefore be exposed to a combination of market volatility, leverage, transaction costs, financing costs, liquidity constraints, margin requirements, and behavioral biases. Even where a trading strategy has generated favorable results historically, there can be no assurance that the strategy will continue to perform under future market conditions.

These characteristics can create a challenging environment for retail traders. The trader is generally required to supply the capital, assume the market risk, and bear the costs associated with trading, while the trading provider may generate revenue from the trader’s activity through fees, spreads, financing charges, order-flow arrangements, or other sources. In certain principal or counterparty models, the provider may also have an economic interest that is directly related to the customer’s trading outcome. The resulting economics can differ materially from an arrangement in which the provider and the user participate in the economic benefits of successful investment activity on more closely aligned terms.

Our Offerings

UpsideOnly.com

UpsideOnly.com, our flagship consumer facing product launched in May of 2026, changes the game. In contrast to the existing retail trading environment, UpsideOnly enables retail traders to forgo the monetary risks associated with trading with their own capital. Instead, users are rewarded when their strategic trading insights, gathered through predictions on financial market outcomes using virtual capital, prove valuable in the market. Traders face no personal monetary loss when their insights are incorrect.

Foundational to the success of UpsideOnly is our belief that the sum of human and artificial intelligence is greater than its individual components. UpsideOnly coordinates and capitalizes on the unification of mass human intelligence (from the global user base) and artificial intelligence (from our specialized machine learning system, BayesShield AI) within financial markets. By combining these inputs, we hope to build the most successful prop trading platform on the market.

The platform allows users to make simulated predictions about financial markets – including stocks, futures, foreign exchange, and cryptocurrencies – using virtual capital, without requiring users to execute conventional leveraged trades or place trading capital at risk in connection with those predictions. Rather than requiring users to generate returns principally through the successful execution of trades using their own capital, our business model is designed to use user-generated market signals or predictions as an input into our own AI-powered investment and trading activities.

When BayesShield AI determines that user-generated information may have investment value, it informs our prop trading desk, and we then use our own capital to pursue corresponding investment opportunities. When our investment activity is profitable, users may participate in the economic benefits generated from successful investment activity. Users suffer no losses if our investment activity is not profitable. In this way, users never risk personal capital and yet can participate in profits when their insights prove valuable.

We believe this approach can provide an alternative to certain aspects of the conventional retail trading experience by separating a user’s participation in potential investment opportunities from the direct market risk associated with conventional trading. Users do not directly execute trades through our platform or use their own trading capital to fund our investment activities. Instead, we assume the investment and trading risk associated with decisions to deploy our own capital, while users may receive economic benefits when their market signals or predictions contribute to successful investment activity.

Unlike most predictive trading platforms, our interests are aligned with the interests of our user base. We and our platform users seek to win together.

Our approach does not eliminate investment risk, and there can be no assurance that our models, signals, or investment activities will be successful. In addition, users may be subject to other risks and limitations associated with our offerings, including the terms and conditions applicable to particular products. Nevertheless, we believe that separating a user’s participation from the direct funding and execution of trades, including leveraged trades, may address certain structural disadvantages of conventional retail trading, including the risk of substantial losses of user trading capital, the effects of leverage and margin requirements, and certain conflicts that can arise when a trading provider’s revenues are directly or indirectly linked to customer trading activity or customer losses.

Kronos X®

Our Kronos X® Multi-Asset Exchange provides fully regulated trading technology compliant with applicable EU regulations described in greater detail below. Kronos X® is available as a turnkey white-label solution for banks, brokers, and fintechs. Our proprietary data centers in Germany and the U.S. West Coast deliver low-latency execution with colocation options for institutional participants. Kronos X® is enabling our clients to offer innovative services and products, including barrier products, discussed in greater detail below.

Our Kronos X® technology is used by the EU-licensed Perpetual Markets Multilateral Trading Facility operated by PM MTF Ltd (the “PM MTF”). PM MTF Ltd acts as the licensed venue operator that runs entirely on our financial technology stack.

PM MTF Ltd is a Cypriot Investment Firm (CIF) that maintains legal permission to operate the PM MTF in Cyprus, with extended permission to deal on behalf of clients (act as a broker) and to self-clear (act as their own clearing house). PM MTF operates under full compliance with the following EU regulations:

●	MiFID II: The Markets in European Union Financial Instruments Directive II.

●	MiCA: The Markets in Crypto-Assets Regulation.

●	DORA: The Digital Operational Resilience Act.

●	EMIR: The European Market Infrastructure Regulation.

In March of 2026, the PM MTF secured its MiFID II MTF license through the Cyprus Securities and Exchange Commission (“CySEC”). The MiFID II license provides for the following:

●	Single Entity Structure: Combines a regulated MTF with direct client execution, removing the need for external brokers.

●	Investor Protections: Provides clients with segregated asset accounts, best execution rules, and coverage under the Cyprus Investor Compensation Fund.

●	Passporting: Operates across more than 30 countries in the European Economic Area (EEA).

Additionally, in August of 2026, the PM MTF received approval from CySEC to offer crypto-asset services under MiCA. The authorization enables the operation of a trading platform for crypto-assets that can provide clients with crypto-asset custody and administration, order execution, order reception and transmission, and crypto-asset transfer services.

It builds on the existing MiFID II-regulated PM MTF platform, allowing the PM MTF to broaden the range of asset classes available through its regulated European venue into digital assets, while providing a route to offer these services to clients across the EU through MiCA’s cross-border notification framework.

We believe the MiFID II license and the MiCA approval – in combination with our innovative Kronos X® technology – provide the PM MTF with a compelling competitive advantage.

We generate revenue from Kronos X® through license fees based on trading volume on the PM MTF.

Perpetuals Tokenization

We offer end-to-end infrastructure and services for the tokenization of real-world assets, including asset issuance, market making, and trading through regulated order book infrastructure. Our team has experience supporting the development and implementation of tokenized securities in regulated markets.

Business Model

Post-Acquisition, we expect to generate revenue primarily through the following means.

Profitable Prop Trading Activity Informed by Crowdsourced Trading Predictions and BayesShield AI

Our UpsideOnly users make simulated trading predictions. When BayesShield AI determines that user-generated information may have investment value, it informs our prop trading desk, and we then use our own capital to pursue corresponding investment opportunities. When our investment activity is profitable, we share the profits on a 50/50 basis with users whose predictions helped to inform the profitable trading activity.

Volume-Based Fees Through Kronos X

Kronos X generates revenue through a volume-based fee structure from the PM MTF and other brokers. The more users/higher transaction volume of the customer, the higher the fees we collect.

Our Strategy

Our current strategy relies on five programs, which operate synergistically by coordinating clients, data, or products across programs.

Program 1. Growth of the UpsideOnly Platform

We have been pleased with the rate of market adoption of UpsideOnly to-date and we are focused on continuing to expand our user base. Thus far, we have utilized a multichannel marketing approach for customer acquisition. Due to the digital nature of UpsideOnly, much of our marketing and advertising efforts have been online. This has included acquisition through paid promotion (e.g., Google Ads, Bitmedia, and Stocktwits) and organic efforts (e.g., social media, Discord, and video).

As of the date of this Annual Report, our marketing and advertising efforts have resulted in the acquisition of over 500,000 UpsideOnly users across approximately 170 countries. Our acquisition costs of approximately $0.65 per user are extremely low in comparison to the acquisition cost per client for CFD providers and brokers of approximately $500 and $200, respectively. In 2026, we also plan to launch a user referral program as a means of attracting users to the platform.

Program 2. Improvement and Expansion of BayesShield AI Models

BayesShield AI is our proprietary, patent-pending AI system. It identifies the most skillful asset traders by using billions of retail trading data points to generate trading signals from that data. A greater number of users of our offerings such as UpsideOnly provides for more trading data points, thereby improving the performance of the system in identifying profitable trading strategies. In turn, better models attract more users. This feedback loop continuously strengthens our market position. We believe that competitors with fewer data points cannot make similar models of the same quality.

Our strategy involves improving the effectiveness of BayesShield AI by expanding the user base of our platforms such as UpsideOnly. In addition, we will continue to explore other opportunities to license BayesShield AI to, and otherwise collaborate with, third parties to improve the BayesShield AI model.

In April of 2026, we executed a strategic licensing agreement with the German University of Digital Science (German UDS) for the integration of BayesShield AI for deployment across its research centers and digital learning infrastructure, including its Research Center for Artificial Intelligence, Research Center for Cybersecurity, and Research Center for Digital Transformations. Under the license agreement, German UDS agreed to integrate BayesShield AI into its curriculum as a live case study and applied research platform across multiple graduate programs. Students and faculty can leverage BayesShield AI’s probabilistic AI models to analyze real-world trading patterns, conduct research on retail investor behavior, and develop next-generation risk management frameworks.

In addition, we believe that the coordination and capitalization of collective human intelligence combined with BayesShield AI has applications extending beyond financial markets, and our strategy involves exploration of potential new markets.

For example, in April of 2026, we announced the extension of the BayesShield AI technology into the healthcare space in the form of BayesShield Clinical. BayesShield Clinical applies the same patent-pending methodology we developed to predict trading outcomes to a new domain: identifying which physicians in hospitals and clinics are the most accurate at diagnosing specific types of cases to ensure patients get the best health outcomes.

To pilot the program, we have partnered with the European Institute of Management (EIM), a higher education institution offering doctoral programs, including a PhD in Healthcare Studies, to support the clinical implementation of BayesShield Clinical. Under the arrangement, we provide the software platform while EIM works directly with partner hospitals and clinics to manage pilot deployment, trial design, and academic oversight. EIM’s PhD in Healthcare Studies program will serve as the academic collaboration for the clinical pilots, with doctoral candidates contributing to the study design and analysis of outcomes. Additional hospital, health system, and research partnerships are in development.

Financial markets and clinical medicine share a common analytical problem: decisions made under uncertainty, where skill is obscured by noise, variable conditions, and behavioral bias. We believe the same approach that identifies performance patterns in financial markets can reveal them in clinical decision-making.

BayesShield Clinical is designed for hospitals, clinics, and health systems. It does not diagnose patients or replace physician judgment. Instead, it strips away behavioral biases, applying statistical methods to identify patterns of diagnostic strength across specific case types. Hospitals and other health care providers can use these insights for optimized case routing, second-opinion protocols, and training program design.

Program 3. Partnerships with CFD Providers and Acquisitions

Our strategy also involves collaborating with CFD providers and acquiring CFD providers that are in financial distress. The advantage of this is twofold:

●	Acquisition of Additional Trading Data: We would acquire additional historical trading data to improve our BayesShield AI models.

●	Acquire Inactive Client Accounts: We would acquire inactive client accounts. Many of these clients lost money and then stopped trading. These accounts have almost no value for a CFD provider. We would invite these clients to use UpsideOnly with the promise of gains without the possibility of losses. On UpsideOnly, the user does not pay for trade losses. We think that many inactive clients will trade again with this protection. Thus, we believe we can attract users from inactive accounts at a low relative cost.

Program 4. Launch of Barriers.com and Product Migration to the MTF

In the last quarter of the 2026 calendar year, we plan to launch Barriers.com in partnership with PM MTF Ltd. which will operate on our Kronos X® trading system already in use by the PM MTF. Barriers will offer innovative barrier options with a guaranteed stop-loss. A barrier option is a trading instrument pursuant to which the payoff depends on whether the underlying asset’s price hits a specific target level (the “barrier”) during its lifespan, with the purpose of minimizing risk for investors.

Barriers is a novel financial instrument that will allow users a leveraged exposure to financial assets without actually owning the asset, while offering a guaranteed maximum loss. They are economically substitutes for Perpetual Futures, CFDs, and similar products, but with the distinct advantage that any loss is limited to the premium paid, similar to traditional call options. Using BayesShield AI, we are operating as a counterparty to the user trades within Barrier instruments. We expect this to provide an additional revenue stream from the issuance of these financial instruments.

We plan to cross-sell various products, including Barriers.com, to certain UpsideOnly clients. We also intend to connect CFD providers to the PM MTF and to our Kronos X® trading system. On the PM MTF, a CFD provider can offer the following four product types:

Product Type	Expiry Date	Primary Revenue Source	Unique Defining Feature
Spot	None	Commission	Track the immediate, real-time market price of an underlying asset (e.g., spot Gold, EUR/USD, or Apple stock) rather than a future delivery price.
Perpetual Futures	None	Commission	A hybrid derivative highly popular in the crypto space that can be brought to traditional markets as well. The product requires specialized infrastructure that Kronos X® provides.
Barrier Products	None (unless knocked out)	Commission and liquidity provision	A specialized type of option-like derivative contract that automatically closes (knocks out) if the underlying asset’s price touches a specific, pre-determined “barrier level.”
Interest/Staking Swap	Often fixed term	Commission	Track the variable yield rate or income generated by an asset rather than the core price of the underlying asset.

The provider can then replace CFDs with Perpetual Futures and Barrier products. At this time, CySEC does not apply the CFD product intervention measures to Perpetual Futures traded on an MTF. Our analysis shows that Barrier products are also not in the scope of these measures. Thus, we believe the provider can operate without the CFD restrictions.

Program 5. Offer Full Platform Services for Brokers

We offer a complete, electronic trading platform for retail brokers consisting of a multi-asset ecosystem incorporating three components of vital importance to brokers:

●	A trading interface for broker clients.

●	A back-office system.

●	A Customer Relationship Management (CRM) that helps brokers manage all their interactions and relationships with current and potential customers in one centralized location.

Brokers have traditionally required an external liquidity provider, a third-party financial institution such as a major global bank, market maker, or electronic trading firm that supplies buy and sell pricing feeds to the broker so their clients can trade seamlessly. Serving as a key differentiator, brokers using our suite do not require an external liquidity provider because PM MTF provides them with liquidity.

Post-Acquisition Competitive Marketplace

UpsideOnly

The market for online trading and investment platforms is highly competitive, and includes traditional broker-dealers and investment platforms that offer paper-trading or other simulated trading functionality, specialized trading-analysis and charting platforms, trading education and competition platforms, social trading platforms, and proprietary or “funded trader” programs. Participants in these markets compete for users based on, among other factors, the breadth of available asset classes, quality and sophistication of trading tools, user experience, educational content, social and competitive features, access to market data, and opportunities for users to generate economic returns.

Traditional brokerage and investment platforms, including platforms such as Webull, Charles Schwab’s thinkorswim, eToro, and Interactive Brokers, generally offer simulated or “paper” trading as a complement to their principal businesses of facilitating real-money investing and trading. For example, eToro provides users with a $100,000 virtual portfolio that allows users to practice trading in real-time market conditions before transitioning to a real-money portfolio. TradingView similarly provides paper trading and historical “Bar Replay” functionality that allows users to practice trading strategies using simulated funds and historical market data. Other platforms, such as investment simulators and trading competitions, emphasize education, strategy development, leaderboards, and competition among users.

The market also includes proprietary and “funded trader” programs, which generally seek to identify traders who demonstrate the ability to meet specified trading objectives and risk parameters. Such programs may require users to pay an evaluation or subscription fee and, following successful completion of an evaluation, may provide users with access to a simulated trading account and an opportunity to receive a portion of simulated trading profits. For example, FTMO currently describes an evaluation process through which users may become eligible for rewards based on profits generated in a simulated trading account.

We believe UpsideOnly differs from these models in several respects. UpsideOnly is designed primarily as an interactive simulated trading and competition platform rather than as a paper-trading feature ancillary to a brokerage business. Users may make simulated trading decisions across multiple asset classes without committing capital to trades or being required to transition to a real-money brokerage account. Unlike many funded-trader programs, UpsideOnly does not require users to pay an evaluation fee or risk their own trading capital in order to participate. Instead, users’ simulated trading activity generates signals and data that may be aggregated and evaluated by our proprietary technology and artificial intelligence systems as one of several inputs into our proprietary trading activities.

UpsideOnly also seeks to differentiate itself by combining simulated trading, competition, and potential economic rewards with the aggregation of trading signals from a broad user community. We believe this model may provide users with an opportunity to develop and demonstrate trading skills, compete with other participants, and potentially share in the economic value generated by their participation, while simultaneously creating a source of aggregated market information that may be valuable to our proprietary trading activities.

We believe these characteristics distinguish UpsideOnly from traditional paper trading products, which generally serve as educational or promotional tools for brokerage businesses, and from funded trader programs, which generally focus on identifying and evaluating individual traders against prescribed performance and risk criteria. However, the markets in which UpsideOnly operates are highly competitive, and competitors may develop products or business models that offer similar functionality, economic incentives, or combinations of simulated trading, competition, social interaction, and proprietary trading. Our ability to compete effectively will depend on our ability to attract and retain users, maintain an engaging user experience, develop effective proprietary technology and artificial intelligence systems, provide reliable market data and simulations, and create economic value for both our company and participating users.

The table below illustrates the key differences between UpsideOnly and other platforms occupying the same competitive marketplace.

Competitive category	Representative competitors	Primary proposition	How UpsideOnly differs
Traditional brokers with paper trading	Webull, Schwab/thinkorswim, Interactive Brokers	Learn or test trading strategies using simulated money before committing real capital	UpsideOnly is designed around simulation as the core product, rather than as an ancillary feature intended to lead users toward real-money brokerage accounts and, in addition, offers users the potential for risk-free payouts
Funded-trader/prop-trading firms	FTMO, Topstep, Apex Trader Funding	Traders pay an evaluation/subscription fee and attempt to qualify for a simulated account and profit-sharing opportunities	UpsideOnly does not require users to pay an evaluation fee or risk trading capital and does not primarily sell access to a larger notional trading account; users instead provide simulated trading signals that can potentially generate rewards
Trading simulators/ competitions	Investopedia Simulator, TradingView’s The Leap, other trading competitions	Practice, education, leaderboards, and friendly competition	UpsideOnly combines simulation and competition with a potential economic reward tied to users’ trading performance/signals
Trading simulators with potential economic reward	Marketdraft	Trading competitions, many of which require an entry fee	UpsideOnly does not require a fee to participate
Traditional cryptocurrency exchanges	Kraken	Offer users the ability to trade digital assets and, in certain jurisdictions, leveraged and derivative products	UpsideOnly users execute no actual trades or expose any voluntarily deposited funds to market losses; rather, it uses users’ simulated predictions as data signals in connection with our company’s proprietary trading activities and provides eligible users with an opportunity to participate economically based on their contributions to those signals

Kronos X

We believe an additional competitive advantage of our company is that our Kronos X platform, which operates regulated trading infrastructure, provides us with trading data for our BayesShield AI system in addition to the trading data generated by UpsideOnly. Additionally, we use BayesShield AI to enable a customer to be the counterparty of our Barrier instruments.

Research and Development

We conduct independent research in applied machine learning in quantitative finance and quantitative behavioural finance with in-house researchers. Besides independent research and development, we may also conduct joint research and development projects with strategic partners. For example, we currently have partnerships with the German UDS gGmbH, a German University specializing in AI and Computer/Data Science, and the European Institute of Management (EIM), a Malta-based higher education institution specializing in doctoral and graduate education in Computer Science, Finance, and AI.

For example, we currently have a partnership with the German UDS gGmbH, a German University specializing in AI and Computer/Data Science. German UDS, a state-recognized, accredited, fully digital university based in Potsdam, Germany, licenses BayesShield AI for deployment across its research centers and digital learning infrastructure, including its Research Center for Artificial Intelligence, Research Center for Cybersecurity, and Research Center for Digital Transformations. The university’s dedicated research centers will also serve as applied research and development environments for advancing BayesShield AI’s machine learning models, which we hope will strengthen our intellectual property portfolio. German UDS will integrate BayesShield AI into its curriculum as a live case study and applied research platform across multiple graduate programs. Students and faculty can leverage BayesShield AI’s probabilistic AI models to analyze real-world trading patterns, conduct research on retail investor behavior, and develop next-generation risk management frameworks.

In addition, we have a partnership with the European Institute of Management (“EIM”), a Malta-based higher education institution specializing in doctoral and graduate education in Computer Science, Finance, and AI. The partnership provides for a joint research group between our company and EIM. More than 20 EIM doctoral students will work alongside our leaders developing sophisticated AI trading models that combine machine learning with crowd intelligence to surface unique market insights. With direct access to our proprietary trading datasets and live venue data, the EIM researchers are focusing on behavioral finance, trader performance classification, market microstructure, and model risk, which we hope will enable them to develop real-world applications. The partnership provides us with access to some of the field’s most promising doctoral talent. The initiative is expected to run for at least three years, broadly reflecting the duration of the doctoral research cycle. More than half of the researchers participating in the group are currently our employees.

Post-Acquisition Business Intellectual Property

We seek to protect our intellectual property rights by relying on applicable intellectual property laws and on contractual measures. To protect our confidential information and proprietary technology, we enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors and we also include confidentiality obligations in our contractual arrangements with other third parties. In addition to these contractual measures, we also rely on a combination of trademarks, registered domain names, and patent rights to protect our brand and our intellectual property.

Below are descriptions of our patents and trademarks applicable to our post-Acquisition business.

Patents

We maintain the following two provisional patent applications in the United States related to our BayesShield AI technology, both filed by our U.S.-based subsidiary, Kephas Corporation:

Name	Jurisdiction	Application/Issuance Date/Number	Status
BayesShield performance-classification system	US	64/051,603	Provisional
Smart Cohorts live consensus-deployment system	US	July 21, 2026	Provisional

Trademarks

We, including through our subsidiaries, currently maintain the following trademarks:

Name	Issuing Authority	Application/Issuance Date/Number	Status
Perpetuals.com	EU	July 4th, 2026	Registered
UpsideOnly.com	EU	May 31, 2026	Registered
UpsideOnly.com	UK	May 1, 2026	Registered
UpsideOnly.com	Philippines	June 28, 2026	Registered
UpsideOnly.com	China	Last update: April 30, 2026	Pending
UpsideOnly.com	US	August 17, 2026	Pending
UpsideOnly.com	Australia	July 7, 2026	Pending
UpsideOnly.com	Nigeria	June 2, 2026	Pending
UpsideOnly.com	South Korea	May 18, 2026	Pending
UpsideOnly.com	Brazil	April 6, 2026	Pending
UpsideOnly.com	Brazil	May 15, 2026	Pending
UpsideOnly.com	India	March 2, 2026	Pending
UpsideOnly.com	Japan	February 27, 2026	Pending
UpsideOnly.com	Canada	February 5, 2026	Pending
Barriers.com	EU	May 28, 2026	Registered
Barriers.com	UK	May 1, 2026	Registered
Barriers.com	US	July 21, 2026	Pending
Barriers.com	Japan	February 27, 2026	Pending
BayesShield	EU	May 15, 2026	Registered
BayesShield	US	June 29, 2026	Pending
Kronos X	EU	May 15, 2026	Registered
Kronos X	UK	January 31, 2025	Registered
Kronos	US	October 29, 2024	Pending
PerpetualPay.Net	EU	March 22, 2024	Registered
PerpetualPay.Net	UK	March 8, 2024	Registered

Property and Equipment

See “—B. Pre-Acquisition Overview—Property and Equipment.”

Employees

See “—B. Pre-Acquisition Overview—Employees.”

Insurance

See “—B. Pre-Acquisition Overview—Insurance.”

Seasonality

Our business is not subject to seasonal fluctuations. We enter into business contracts with our customers throughout the year.

Regulations Applicable to Post-Acquisition Business

Our post-Acquisition business is subject to a variety of laws and regulations in the jurisdictions in which we operate. The regulatory framework applicable to our businesses is evolving, particularly with respect to financial technology, digital assets, tokenization, artificial intelligence, data privacy, payments, and the use of technology by regulated financial institutions. The following describes the government regulations that we believe currently have, or may have, material effects on our business.

U.S. Financial Services Regulation

Our UpsideOnly platform is designed as a simulated trading and prediction platform. Users do not receive actual trading accounts, execute securities or commodities transactions on the platform, or bear losses from actual market transactions. The company may separately conduct trading activities for its own account using its own capital. Based on the current structure and operation of UpsideOnly, we believe that the platform does not currently constitute a broker-dealer, investment adviser, futures commission merchant, commodity trading advisor, or other regulated financial-services business solely as a result of the simulated activities conducted through the platform.

Nevertheless, the application of U.S. federal and state financial-services laws to our products and services depends on the particular facts and circumstances. Changes to the structure or operation of UpsideOnly, the introduction of new products or services, or changes in regulatory interpretation could result in additional regulatory requirements. We therefore monitor the potential application of federal and state securities, commodities, derivatives, and other financial-services laws to our activities.

Tokenization and Digital Asset Regulation

Our tokenization business provides end-to-end infrastructure for the issuance, market making, and trading of tokenized real-world assets, including tokenized securities. Our technology may support the lifecycle of tokenized assets from issuance through secondary-market trading, including order book functionality. Our team has developed technology used in connection with regulatory-approved tokenized securities. Certain of our technology is also used in connection with a multilateral trading facility (“MTF”) located in Cyprus and regulated by the Cyprus Securities and Exchange Commission (“CySEC”).

The regulatory requirements applicable to a particular tokenized asset, issuer, intermediary, trading venue, market maker, and other participant may vary depending on the nature and structure of the relevant asset and transaction. In the United States, the Securities and Exchange Commission (“SEC”) and applicable state securities regulators regulate the offer, sale, trading, and certain intermediary activities involving securities. Tokenization does not, by itself, cause an asset that otherwise constitutes a security to fall outside the federal securities laws. The SEC has stated that a tokenized security is a security under the federal securities laws when the underlying financial instrument satisfies the applicable definition of a security, notwithstanding that the security is represented by or formatted as a crypto asset.

Accordingly, to the extent our tokenization activities involve securities, including tokenized stocks, such activities may be subject to requirements relating to registration or applicable exemptions, disclosure, broker-dealer activities, trading venues, market making, custody, clearing and settlement, transfer agency, and anti-fraud and market-manipulation provisions, depending on the structure of the relevant activities. The regulatory treatment may also differ depending on whether a security is tokenized by or on behalf of its issuer or by an unaffiliated third party.

We seek to structure our tokenization activities in accordance with applicable regulatory requirements and, where appropriate, to conduct regulated activities through appropriately licensed or regulated counterparties and trading venues. To the extent our activities or those of our affiliates or counterparties involve regulated securities-market functions, changes in applicable law, regulatory interpretation, licensing requirements, or the structure of the relevant tokenization arrangements could materially affect our business.

Cyprus and European Union Financial Regulation

Our Kronos X technology provides software infrastructure used by a multilateral trading facility (“MTF”) located in Cyprus. The MTF is subject to supervision by CySEC and to the regulatory framework applicable to MTFs under the European Union’s Markets in Financial Instruments Directive and related legislation (“MiFID II” and “MiFIR”). Under MiFID II, an MTF is a multilateral system that brings together multiple third-party buying and selling interests in financial instruments pursuant to nondiscretionary rules. CySEC identifies MTFs as trading venues subject to the MiFID II regulatory framework.

Although we do not own the MTF, the regulatory requirements applicable to the MTF may materially affect our provision and operation of Kronos X , as well as our Barriers product, which is designed to run on the Kronos X platform. In particular, requirements applicable to regulated trading venues may affect the specifications, development, testing, security, resilience, capacity, monitoring, recordkeeping, business continuity, and other operational characteristics of Kronos X. MiFID II also contains requirements concerning algorithmic trading systems and controls designed to promote orderly markets and prevent erroneous orders and other disruptions.

Our tokenization business may similarly be affected by the regulatory requirements applicable to regulated European trading venues, market participants, and intermediaries that use our technology. These requirements may affect the manner in which our technology is designed, tested, documented, monitored, maintained, and integrated with regulated financial market infrastructure.

Digital Operational Resilience

The European Union’s Digital Operational Resilience Act (“DORA”) establishes a regulatory framework for digital operational resilience in the financial sector. DORA imposes requirements on financial entities concerning Information and Communication Technology (“ICT”) risk management and their use of ICT third-party service providers, including requirements concerning contractual arrangements, security, business continuity, incident reporting, audit and access rights, and ICT third-party risk management.

Because our Kronos X ® technology provides ICT infrastructure used by regulated financial-market participants, the requirements applicable to those financial entities may materially affect our contractual arrangements and the technical and operational requirements applicable to our services. For example, DORA requires regulated financial entities to maintain information concerning their ICT third-party arrangements and imposes additional contractual requirements for ICT services supporting critical or important functions.

In addition, certain ICT third-party providers may themselves become subject to direct oversight under DORA if designated as critical ICT third-party providers. The European Supervisory Authorities, including the European Securities and Markets Authority (“ESMA”), have established a framework for identifying and overseeing such providers.

European Union Crypto-Asset Regulation

To the extent our tokenization activities involve crypto-assets or crypto-asset services that fall within the scope of the European Union’s Markets in Crypto-Assets Regulation (“MiCA”), those activities may also be subject to MiCA and related requirements. The application of MiCA depends on the characteristics of the relevant asset and services. In particular, tokenized assets that constitute financial instruments may instead be subject to the existing European Union financial services framework, including MiFID II and related legislation.

Accordingly, the regulatory treatment of a particular tokenization arrangement depends on the nature and characteristics of the relevant asset, the rights associated with the token, the manner in which the token is issued and transferred, and the services provided in connection with the token. Changes in European Union legislation, regulatory guidance, or regulatory interpretation could materially affect our tokenization business.

Money Transmission, Payments, Anti-Money Laundering, and Sanctions Regulation

Our receipt, custody, investment, and return of user deposits in connection with UpsideOnly, as well as our use of third-party payment processors and financial institutions, may implicate federal and state laws governing money transmission, payment services, stored value, and related activities. State money transmission laws may regulate the receipt of money or monetary value for transmission and may require licensing unless an exemption applies. The application of these laws depends on the particular structure and operation of our payment and deposit arrangements.

We have structured our payment and deposit arrangements based on our assessment of the applicable regulatory requirements. Nevertheless, the characterization of our activities under money-transmission and payment laws is dependent on the facts and circumstances and may be subject to regulatory interpretation. Changes to our payment or deposit structure, the jurisdictions in which we operate, or the interpretation or enforcement of applicable laws could result in additional licensing, compliance, capital, safeguarding, reporting, or other requirements.

To the extent applicable to our activities, federal anti-money laundering and know-your-customer requirements administered by the Financial Crimes Enforcement Network (“FinCEN”) under the Bank Secrecy Act may impose registration, recordkeeping, reporting, transaction-monitoring, and other compliance requirements. We maintain procedures designed to comply with applicable know-your-customer (“KYC”), anti-money laundering (“AML”), and sanctions requirements.

We also maintain procedures designed to comply with applicable economic sanctions and trade restrictions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and comparable requirements in jurisdictions in which we operate or offer our services. Our global user base and international operations may require us to restrict access to our products or services, decline transactions, or terminate relationships with users or counterparties in jurisdictions or circumstances subject to applicable sanctions or other restrictions.

Data Protection and Privacy Regulation

We collect and process personal information in connection with our products and services, including information used for account administration, KYC and AML procedures, fraud prevention, compliance, analytics, customer support, and operation of our technology platforms. Our collection, use, disclosure, retention, and security of personal information are subject to data protection and privacy laws in the jurisdictions in which we operate or offer our services.

These laws include, where applicable, the European Union’s General Data Protection Regulation (“GDPR”), the United Kingdom’s data protection regime, and the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CCPA/CPRA”), as well as other applicable U.S. state and international privacy laws. These laws impose requirements concerning, among other things, transparency, data minimization, data security, retention, individual rights, data processing agreements, international data transfers, and the use of certain automated decision-making technologies.

The regulatory requirements applicable to privacy and data protection are continuing to develop, including in connection with artificial intelligence and automated decision-making. Failure to comply with applicable privacy and data protection requirements could result in regulatory investigations, enforcement actions, penalties, restrictions on data processing, and reputational harm, and could require us to modify our products, technology, or business practices.

Intellectual Property Protection

Our business depends substantially on proprietary software, technology, trademarks, copyrights, trade secrets, and other intellectual property. We rely on applicable patent, copyright, trademark, trade secret, and other intellectual property laws in the jurisdictions in which we operate to establish and protect our intellectual property rights.

Our ability to protect our intellectual property may be affected by the laws of the jurisdictions in which we operate, as well as by contractual restrictions and laws governing the ownership, licensing, and use of software and other technology. Changes in applicable intellectual property laws, infringement claims, or disputes concerning ownership or licensing of intellectual property could materially affect our business.

Online Gambling Regulation

Our UpsideOnly platform could potentially be subject to laws and regulations governing gambling, contests, gaming, and wagering if the platform were determined to constitute gambling or wagering under applicable law. In the United States, the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) generally prohibits certain persons engaged in the business of betting or wagering from knowingly accepting payments in connection with unlawful Internet gambling and defines “unlawful Internet gambling” by reference to bets or wagers made over the Internet that are unlawful under applicable federal or state law. UIGEA also preserves the authority of states to prohibit or otherwise regulate gambling activities.

We do not believe that UpsideOnly constitutes gambling or wagering under applicable U.S. federal or state laws because users do not stake or risk funds on the outcome of actual securities, commodities, or other market transactions, do not incur losses based on the performance of those markets, and do not receive a return of their funds based on the outcome of an actual wager. Rather, users participate in simulated activities using virtual or simulated trading capital, and their participation and performance are used as inputs into our business activities. Nevertheless, the application of gambling laws to novel online platforms can depend on the particular facts and circumstances, including the manner in which a platform is structured, marketed, operated, and monetized.

Certain jurisdictions outside the United States also regulate online gambling, gaming, contests, and wagering, and the applicable requirements may differ substantially among jurisdictions. Although we do not believe that UpsideOnly currently constitutes regulated gambling in the jurisdictions in which we offer the platform, a regulator or court could reach a different conclusion, particularly if the structure or operation of the platform changes or if applicable laws or regulatory interpretations evolve. A determination that UpsideOnly constitutes gambling or wagering in any jurisdiction could require us to obtain licenses or approvals, restrict or discontinue our services in that jurisdiction, modify our products or payment arrangements, or comply with additional requirements relating to age and location verification, responsible gaming, advertising, consumer protection, reporting, and payments.

Payment Processing and Consumer Payment Surcharges

Our use of third-party payment processors and our ability to allocate payment processing costs to users may also be subject to laws and regulations governing consumer payments, payment services, and payment surcharges. Certain jurisdictions, including jurisdictions in the European Union and the United Kingdom, restrict or prohibit merchants from imposing additional charges on consumers based on their use of certain payment methods, including consumer credit and debit cards. For example, European Union rules generally prohibit merchants from charging consumers an additional fee for using a consumer credit or debit card, subject to specified exceptions.

We are evaluating the application of these requirements to fees that may be charged in connection with payments made to or through our platforms, including payments made by credit card or other payment methods. We believe that certain payment surcharge restrictions may apply primarily to charges associated with purchases of goods or services rather than to refundable deposits or other payments that do not constitute a purchase; however, the applicability of these requirements to our particular payment and deposit arrangements may depend on the applicable jurisdiction, the characterization of the underlying transaction, the payment method, and other facts and circumstances. Accordingly, we may be required to modify the manner in which payment processing costs are allocated to users in certain jurisdictions.

Changes in payment surcharge laws, payment-network rules, or regulatory interpretations could increase our payment processing costs, limit our ability to pass those costs through to users, require us to modify our pricing or payment arrangements, or otherwise adversely affect our business.

Pre-Acquisition Overview

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

Our Technology

Since our inception in May 2018 and until the Acquisition, we focused on blockchain technology and developing systems with a view to making our proprietary GLS an infrastructural technology. As of the date of this Annual Report , GLS has been developed with collaboration efforts from the following partners:

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

We recognized that there was a lack of engineers who could handle blockchain in Japan, and prior to the Acquisition we planned to increase the number of use cases for GLS and to invest in researching and developing a universally usable System Development Kit (“SDK”) for GLS. We operated with an eye on Web3 and hoped that various applications using our blockchain technology would be developed and the industry as a whole would grow.

Our Services

We derive our revenue from our (i) software and system development services, (ii) consulting and solution services.

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

For the fiscal year ended April 30, 2026, we had three customers that each contributed over 10% of our total sales revenue, accounting for approximately 31.4%, 33.8% and 17.9% of our total sales revenue, respectively. For the fiscal year ended April 30, 2025, we had two customers that each contributed over 10% of our total sales revenue, accounting for approximately 50.7% and 35.7% of our total sales revenue, respectively. For the fiscal year ended April 30, 2024, we had three customers that each contributed over 10% of our total sales revenue, accounting for approximately 42.6%, 27.2%, and 21.5% of our total sales revenue, respectively.

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

Our transformative blockchain-based technology

GLS constituted the core strength of our pre-Acquisition business and demonstrates the following advantages compared to the conventional blockchains:

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

Growth Strategies

Prior to the Acquisition our medium- to long-term strategy was to establish ourselves as a key technology enabler by expanding the real-world deployment of GLS.

We believe GLS has the potential to be applicable across multiple industries. We pursued its development, proof-of-concept validations, and implementation in eight key sectors: stablecoins, carbon offset, advertising, supply chain, entertainment, energy, trade logistics, and insurance.

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

In the supply chain, GLS can deliver real-time, transparent tracking of goods, improving operational visibility from the manufacturer to the end user.

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

Research and Development

We conducted independent research and development with dedication to innovation. Our research and development team members also worked with external engineers to improve GLS.

We design, implement, and review a comprehensive set of rules governing our independent research and development projects. To start an R&D project, an inventor must make an application where the inventor must specify certain information including the content to be developed, development schedule, delivery date, required resources, and estimated profitability. The relevant heads of department evaluate the project. To determine whether to approve the project, they consider factors such as the availability of resources and profitability. After they approve the project, they select and appoint a project manager. The project manager supervises the progress of the project and reports to the relevant heads of department at least once a month. At the end of the project, the relevant heads of department review and inspect the final product. When the product passes the inspection, the project will be considered completed.

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

Intellectual Property

We seek to protect our intellectual property rights by relying on Japanese intellectual property laws and on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, registered domain names, and patent rights to protect our brand and our intellectual property. As of the date of this Annual Report , we have registered three patents, 14 trademarks and 9 domain names. Our pending intellectual property applications include two trademarks. We consider the patent “Information processing equipment and program (GLS)” to be material to our pre-Acquisition blockchain business. The chart below presents information about some intellectual property that we have registered or applied for.

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

Property and Equipment

Our principal executive office is located in Tokyo, Japan. Our office space is leased from an independent third party with an area of 184.12 square meters starting from October 1, 2019. Mr. Satoshi Kobayashi, our Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director, is the guarantor on the lease agreement. The lease agreement automatically renews for another two years, unless either party notifies the other party of its intention to the contrary no later than six months before the expiration of the current term. The current lease term runs through September 30, 2027. The lease agreement may be terminated on six months’ notice of the intention to terminate.

In addition, we own real property used for office space located at 16455 William Foss Road, La Pine, OR 97739. The property was transferred by our co-CEO Patrick Gruhn to Kephas Corporation, our wholly owned subsidiary, in December 2025. The property sits on 0.43 acres of land and consists of two buildings with a combined size of 1972 square feet.

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

As of the date of this Annual Report, we have a headcount of 4 full-time employees (excluding our directors and company auditors) and seven independent contractors at our principal executive office in Japan, and Perpetual Markets Ltd., our wholly owned subsidiary (including through its wholly owned subsidiary, Kephas Corporation), has 35 full-time employees, one part-time employee, and one independent contractor. The chart below presents the number of our employees as of April 30, 2026, 2025, and 2024.

	Number of employees
For the fiscal years ended April 30,	Full-time	Part-time	Contract
2026	39	1	8
2025	19	1	0
2024	15	0	0

During the fiscal year ended April 30, 2026, we transitioned a portion of our employees from employment contracts to independent contractor arrangements in order to better align personnel costs with actual workloads and capabilities and to improve our overall cost efficiency.

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

Pre-Acquisition Regulations

Set forth below are government regulations applicable to our pre-Acquisition business.

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent rights and regulates protection and utilization of inventions. The Utility Model Act provides utility model rights and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides for authors’ rights and neighboring rights.

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

According to our Japanese legal counsel, as of the date of this Annual Report , the terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations on Privacy Protection

The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) aims to protect an individual’s rights and interests and establishes obligations that a personal information handling business operator shall fulfill.

According to our Japanese legal counsel, as of the date of this Annual Report , we comply with these laws and regulations.

Regulations on Whistleblower Protection

The Whistleblower Protection Act No. 122 of June 18, 2004 (Act No. 122 of June 18, 2004, as amended) provides prohibition of disadvantageous treatment of whistleblowers on the grounds of whistleblowing and the measures that a business operator and administrative organ should take concerning whistleblowing to protect whistleblowers.

According to our Japanese legal counsel, as of the date of this Annual Report , we comply with these laws and regulations.

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

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
OPERATING REVENUES
Software and system development services	1,014,347	158,907,578	67.5%	375,349,324	85.2%	125,618,177	70.0%
Consulting and solution services	621,658	97,388,932	32.5%	65,011,839	14.8%	2,800,620	1.6%
Sale of NFTs	-	-	-	-	-	50,936,854	28.4%
Royalty Revenue	30	4,682	-	-	-	-	-
TOTAL OPERATING REVENUES	1,636,035	256,301,192	100.0%	440,361,163	100.0%	179,355,651	100.0%
COST OF REVENUES	(663,362)	(103,922,257)	-40.5%	(213,258,663)	-48.4%	(37,582,914)	-21.0%
GROSS PROFIT	972,673	152,378,935	59.4%	227,102,500	51.6%	141,772,737	79.0%
OPERATING EXPENSES:
Selling and marketing expenses	(442,575)	(69,333,752)	-26.8%	(74,465,551)	-16.9%	(55,259,489)	-30.8%
General and administrative expenses	(17,937,948)	(2,810,158,875)	1,096.4%	(355,237,986)	-80.7%	(390,301,519)	-217.6%
Share-based compensation expenses	-	-	-	-	-	(1,616,463)	-0.9%
Research and development expenses	(150,375)	(23,557,762)	-9.1%	(43,252,205)	-9.8%	(76,081,726)	-42.4%
TOTAL OPERATING EXPENSES	(18,530,898)	(2,903,050,389)	132.7%	(472,955,742)	-107.4%	(523,259,197)	-291.7%
LOSS FROM OPERATIONS	(17,558,225)	(2,750,671,454)	1,073.2%	(245,853,242)	-55.8%	(381,486,460)	-212.7%
Gain (loss) on digital assets	745	116,715	-	(156,213)	-	(61,860)	-
Interest expenses, net	(103,826)	(16,265,421)	-6.3%	(1,716,856)	-0.4%	(1,589,399)	-0.9%
Foreign exchange gain (loss), net	146,027	22,876,617	9.5%	(10,226,794)	-2.3%	46,666,234	26.0%
Government grants	-	-	-	1,255,000	0.3%	-	-
Other (expense) income, net	(67,073)	(10,507,628)	-0.6%	1,159	-	132,317	0.1%
LOSS BEFORE INCOME TAXES	(17,582,352)	(2,754,451,171)	1,074.4%	(256,696,946)	-58.2%	(336,339,168)	-187.5%
Provision for income tax	-	-	-	-	-	188,496	0.1%
NET LOSS	(17,582,352)	(2,754,451,171)	1,074.4%	(256,696,946)	-58.2%	(336,150,672)	-187.4%

Revenue

The following table sets forth the breakdown of our revenue by category, both in absolute amount and as a percentage of the total revenue for each category for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	1,014,347	158,907,578	67.5%	375,349,324	85.2%	125,618,177	70.0%
Consulting and solution services	621,658	97,388,932	32.5%	65,011,839	14.8%	2,800,620	1.6%
Sale of NFTs	-	-	-	-	-	50,936,854	28.4%
Royalty income	30	4,682	-	-	-	-	-
Total	1,636,035	256,301,192	100.0%	440,361,163	100.0%	179,355,651	100.0%

Our total revenue for the fiscal year ended April 30, 2026 decreased by approximately JPY184.05 million, or 41.8%, compared to that of the fiscal year ended April 30, 2025. Our total revenue for the fiscal year ended April 30, 2025 increased by approximately JPY261.0 million, or 145.5%, compared to that of the fiscal year ended April 30, 2024.

Revenue generated from our software and system development services accounted for approximately 67.5%, 85.2% and 70.0% of our total revenue for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. Revenue from software and system development services for the fiscal year ended April 30, 2026 decreased by approximately JPY216.4 million, or 57.7%, compared to that of the fiscal year ended April 30, 2025. The primary reason for the change was lower software and system development revenue generated by the legacy Company, partially offset by JPY15.8 million of revenue generated by the acquired PML subgroup from the Acquisition Date through April 30, 2026. Revenue from software and system development services for the fiscal year ended April 30, 2025 increased by approximately JPY249.7 million, or 198.8%, compared to that of the fiscal year ended April 30, 2024. The primary reason for this increase was an increase in system development projects, including preliminary research conducted before development and maintenance and support provided after delivery.

Revenue generated from our consulting and solution services accounted for approximately 32.5%, 14.8% and 1.6% of our total revenue for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. Revenue from consulting and solution services for the fiscal year ended April 30, 2026 increased by approximately JPY32.4 million, or 50%, compared to that of the fiscal year ended April 30, 2025. The primary reason for the change was higher revenue from consulting and solution projects of the legacy Company. Revenue from consulting and solution services for the fiscal year ended April 30, 2025 increased by approximately JPY62.2 million, or 2,221.3%, compared to that of the fiscal year ended April 30, 2024. This increase was mainly due to the completion and delivery of new projects that had been undertaken since the fiscal year ended April 30, 2024, which led to an increase in consulting and solution services.

Royalty income was immaterial during the fiscal year ended April 30, 2026 and nil during the fiscal year ended April 30, 2025.

Revenue generated from the sale of NFTs accounted for nil, nil and 28.4% of our total revenue for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. Revenue from the sale of NFTs was nil for both the fiscal years ended April 30, 2026 and April 30, 2025. Revenue from the sale of NFTs for the fiscal year ended April 30, 2025 decreased by JPY50.9 million, or 100.0%, compared to that of the fiscal year ended April 30, 2024. This decrease was mainly due to the reallocation of resources to our core growth area—software and system development services.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue by category, both in absolute amount and as a percentage of the cost of revenue, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Outsourced staff cost	405,650	63,549,118	61.2%	175,325,621	82.2%	26,109,793	69.5%
Staff cost	112,457	17,617,470	17.0%	19,672,042	9.2%	9,135,039	24.3%
Telecommunication cost	138,784	21,741,854	20.9%	17,116,691	8.0%	1,411,352	3.8%
Rental expense	5,676	889,190	0.8%	1,009,018	0.5%	816,030	2.2%
Others	796	124,625	0.1%	135,291	0.1%	110,700	0.2%
Total	663,362	103,922,257	100.0%	213,258,663	100.0%	37,582,914	100.0%

Cost of revenue primarily comprises (1) outsourced staff cost; (2) staff cost; (3) telecommunication cost; (4) rental expense; and (5) others. Cost of revenue for the fiscal year ended April 30, 2026 decreased by approximately JPY109.3 million, or 51.3%, compared to that of the fiscal year ended April 30, 2025. The primary drivers of the change were lower outsourced staff cost, together with lower telecommunication cost. Cost of revenue for the fiscal year ended April 30, 2025 increased by approximately JPY175.7 million, or 467.4%, compared to that of the fiscal year ended April 30, 2024. The primary driver of this increase was higher outsourced staff cost and telecommunication cost associated with the growth in sales.

Gross Profit/Loss

As a result of changes in revenue and cost of revenue, our gross profit for the fiscal year ended April 30, 2026 decreased by approximately JPY74.7 million, or 32.9%, compared to that of the fiscal year ended April 30, 2025. Our gross profit for the fiscal year ended April 30, 2025 increased by approximately JPY85.3 million, or 60.2%, compared to that of the fiscal year ended April 30, 2024. The following table sets forth a breakdown of gross profit by services offered for the fiscal years ended April 30, 2026, 2025 and 2024:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	359,554	56,327,724	37.0	168,768,357	74.3%	97,159,712	68.5%
Consulting and solution services	613,089	96,046,529	63.0	59,962,408	26.4%	1,696,999	1.2%
Others	30	4,682	0.0	(1,628,265)	-0.7%	42,916,026	30.3%
Total	972,673	152,378,935	100.0%	227,102,500	100.0%	141,772,737	100.0%

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Selling and marketing expenses	442,575	69,333,752	2.4%	74,465,551	15.7%	55,259,489	10.6%
General and administrative expenses	17,937,948	2,810,158,875	96.8%	355,237,986	75.1%	390,301,519	74.6%
Share-based compensation expenses	-	-	-	-	-	1,616,463	0.3%
Research and development expenses	150,375	23,557,762	0.8%	43,252,205	9.2%	76,081,726	14.5%
Total	18,530,898	2,903,050,389	100.0%	472,955,742	100.0%	523,259,197	100.0%

Selling and marketing expenses

Selling and marketing expenses include (1) salaries and benefits of our sales and marketing staff, and (2) others, such as advertising expense and other related payment for our sales and marketing staff. Selling and marketing expenses for the fiscal year ended April 30, 2026 decreased by approximately JPY5.1 million, or 6.9%, compared to those of the fiscal year ended April 30, 2025. The primary reason for the change was lower staff salaries and benefits, partially offset by slightly higher advertising expenses. Selling and marketing expenses for the fiscal year ended April 30, 2025 increased by approximately JPY19.2 million, or 34.8%, compared to those of the fiscal year ended April 30, 2024. The primary reason for this increase was an increase in personnel expenses due to new hires and an increase in advertising expenses. The following table sets forth the breakdown of selling and marketing expenses, both in absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Staff salaries and benefits	150,414	23,563,887	34.0%	28,722,303	38.6%	20,903,945	37.8%
Other advertising expenses	292,161	45,769,865	66.0%	45,743,248	61.4%	34,355,544	62.2%
Total	442,575	69,333,752	100.0%	74,465,551	100.0%	55,259,489	100.0%

General and administrative expenses

General and administrative expenses include (1) professional service fee; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) insurance fee; (4) office operating expenses; (5) taxes and duties; (6) transportation fee; (7) outsourced staff cost; (8) rental expense and (9) others, including depreciation and amortization, entertainment fee. The general and administrative expenses for the fiscal year ended April 30, 2026 increased by approximately JPY495.8 million, or 139.6%, compared to those of the fiscal year ended April 30, 2025. The primary reasons for the change were increases in professional service fees, staff salaries and benefits, outsourced staff costs and other administrative costs, including the effects of consolidating the PML subgroup from January 20, 2026. The general and administrative expenses for the fiscal year ended April 30, 2025 decreased by approximately JPY35.1 million, or 9.0%, compared to those of the fiscal year ended April 30, 2024. The primary reason for the decrease was the absence of one-time costs that were incurred in the previous year in connection with the NASDAQ listing. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Acquisition related expenses	12,505,492	1,959,110,527	69.7%	-	-	-	-
Professional service fee	2,446,246	383,228,831	13.6%	184,134,058	51.8%	213,060,659	54.6%
Staff salaries and benefits	1,868,759	292,759,846	10.4%	104,892,633	29.5%	106,792,806	27.4%
Insurance fee	157,573	24,685,371	0.9%	28,103,054	7.9%	26,894,080	6.9%
Office expense	224,500	35,170,110	1.3%	12,356,160	3.5%	11,354,771	2.9%
Taxes and duties	43,322	6,786,749	0.2%	1,494,162	0.4%	7,082,825	1.8%
Transportation fee	25,103	3,932,596	0.1%	9,279,889	2.6%	6,925,970	1.8%
Outsourced staff cost	380,917	59,674,500	2.1%	2,493,225	0.7%	6,695,384	1.7%
Rental expense	73,305	11,483,909	0.4%	8,529,344	2.4%	5,533,245	1.4%
Others	212,731	33,326,436	1.2%	3,955,461	1.2%	5,961,779	1.5%
Total	17,937,948	2,810,158,875	100.0%	355,237,986	100.0%	390,301,519	100.0%

Share-based compensation expenses

On July 1, 2019, the shareholders and board of directors of the Company approved the 2019 trust-type stock option plan (the “2019 Trust-type Plan”), which has an exercise period of 10 years from July 4, 2019 to July 3, 2029. Under the 2019 Trust-type Plan, options were established that were exercisable into a total of 2,000,000 Ordinary Shares (retrospectively restated to include the effects of the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021, respectively). On August 12, 2024, the 1,960,000 allocated options then outstanding were cancelled. No options under the 2019 Trust-type Plan were outstanding at April 30, 2026, and there was no activity under the plan during the fiscal year ended April 30, 2026. Share-based compensation expenses were nil, nil and JPY1.6 million for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. See our financial statements and the related notes included elsewhere in this Annual Report for more information.

Research and development expenses

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Staff cost	67,408	10,560,195	44.8%	10,708,244	24.8%	32,668,949	42.9%
Outsourced staff cost	43,603	6,830,811	29.0%	25,718,173	59.5%	31,635,213	41.6%
Telecommunication cost	35,831	5,613,264	23.8%	6,370,533	14.7%	9,306,677	12.2%
Rental expense	2,951	462,340	2.0%	376,638	0.9%	2,005,725	2.6%
Others	582	91,152	0.4%	78,617	0.1%	465,162	0.7%
Total	150,375	23,557,762	100.0%	43,252,205	100.0%	76,081,726	100.0%

Research and development expenses include (1) salaries and benefits of our research development staff; (2) outsourced development cost; and (3) other miscellaneous expenses for our research and development department, such as telecommunication expenses and rental and utility expenses. Research and development expenses for the fiscal year ended April 30, 2026 decreased by approximately JPY19.7 million, or 45.5%, compared to those of the fiscal year ended April 30, 2025. The primary reasons for the change were lower outsourced staff cost and, to a lesser extent, lower telecommunication cost. Research and development expenses for the fiscal year ended April 30, 2025 decreased by approximately JPY32.8 million, or 43.2%, compared to those of the fiscal year ended April 30, 2024. This decrease was due to the completion of projects in the fiscal year ended April 30, 2025, following the research phase in the fiscal year ended April 30, 2024.

Income tax provisions

Income tax expense was nil for the fiscal year ended April 30, 2026, as compared to income tax benefit of nil for the fiscal year ended April 30, 2025. Income tax benefit was nil for the fiscal year ended April 30, 2025, as compared to income tax benefit of JPY0.2 million for the fiscal year ended April 30, 2024. Such decrease was primarily due to income tax benefit of JPY0.2 million recorded for the fiscal year ended April 30, 2024, which resulted from the reversal of deferred tax liabilities of approximately JPY0.2 million which existed as of April 30, 2023.

Net loss

As a result of the foregoing reasons, we reported a net loss of approximately JPY2,754.5 million (US$17.6 million) for the fiscal year ended April 30, 2026. For comparative purposes, we reported a net loss of approximately JPY256.7 million (US$1.8 million) for the fiscal year ended April 30, 2025, and a net loss of approximately JPY336.2 million for the fiscal year ended April 30, 2024.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

The following table sets forth the breakdown and terms of our outstanding borrowings as of April 30, 2026, 2025 and 2024.

	Maturity date	Interest rate	As of April 30, 2026	As of April 30, 2025	As of April 30, 2024
Kiraboshi bank*	November 2024	1.60%	-	-	4,101,000
Kiraboshi bank*	March 2030	1.60%	19,559,000	24,563,000	29,567,000
Resona bank Ltd**	July 2024	1.48%	-	-	100,000,000
Shoko Chukin Bank Ltd.	September 2027	2.69%	14,300,000	24,500,000	34,700,000
Other short-term borrowings	Current	-	18,185,984	-	-

*	Guaranteed by Mr. Satoshi Kobayashi, our Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director and Tokyo guarantee.

**	Guaranteed by Mr. Satoshi Kobayashi, our Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director.

As of April 30, 2026, we had cash of approximately JPY164.3 million (US$1.0 million), a working capital deficit of approximately JPY1,839.8 million (US$11.7 million), and net cash used in operating activities of approximately JPY2,650.4 million (US$16.9 million) for the fiscal year ended April 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern. Management has commenced a strategy to raise debt and equity and may seek to refinance existing debt obligations. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a ‘going concern.’”

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended April 30, 2026, 2025 and 2024:

	Year Ended April 30, 2026		Year Ended April 30, 2025	Year Ended April 30, 2024
	USD	JPY	JPY	JPY
Net cash flows used in operating activities	(16,918,293)	(2,650,419,716)	(191,733,955)	(393,864,227)
Net cash flows provided by (used in) investing activities	(2,874,032)	(450,245,790)	87,764,909	(100,336,193)
Net cash flows provided by (used in) financing activities	7,126,413	1,116,423,943	(119,305,000)	644,854,140
Effect of exchange rate	25,562	4,004,522	(10,257,683)	40,857,242
Net increase (decrease) in cash, cash equivalents and restricted cash	181,481	28,430,862	(233,531,729)	191,510,962
Cash, cash equivalents and restricted cash at the beginning of the year	867,264	135,865,626	369,397,355	177,886,393
Cash, cash equivalents and restricted cash at the end of the year	1,048,745	164,296,488	135,865,626	369,397,355

Operating Activities

Net cash used in operating activities for the fiscal year ended April 30, 2026 was JPY2,650.4 million (US$16.9 million), primarily reflecting the net loss of JPY2,754.5 million, partially offset by non-cash and working-capital adjustments, including depreciation and amortization and changes in contract assets and other payables and accrued liabilities.

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

Investing Activities

Net cash used in investing activities for the fiscal year ended April 30, 2026 was JPY450.2 million (US$2.8 million), primarily attributable to JPY442.2 million for the Acquisition, net of cash acquired and JPY8.1 million of property and equipment purchases.

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

Financing Activities

Net cash provided by financing activities for the fiscal year ended April 30, 2026 was JPY1,116.4 million (US$7.1 million), primarily reflecting cash flows associated with the issuance of warrants and ordinary shares, related-party financing activity and repayment of bank loans.

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

Effect of exchange rate

The effect of exchange rate changes on cash and restricted cash for the fiscal year ended April 30, 2026 was JPY4.0 million (US$0.025 million). The effect of exchange rate changes for the fiscal year ended April 30, 2025 was a decrease of JPY10.3 million (US$0.1 million), while the fiscal year ended April 30, 2024 reflected an increase of JPY40.9 million (US$0.3 million).

Capital Expenditures

We made capital expenditures of JPY8.0 million (US$0.05 million), JPY32.2 million and JPY0.3 million in the fiscal years ended April 30, 2026, 2025 and 2024, respectively. In these fiscal years, our capital expenditures were mainly used for procurement of office equipment and software.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of April 30, 2026:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term loan	33,859,000	15,204,000	13,691,000	4,964,000	-
Short-term loan	18,185,984	18,185,984	-	-	-
Operating lease obligations	60,121,433	29,279,335	30,842,099	-	-
Related-party indebtedness	616,655,809	-	616,655,809	-	-
Total	728,822,226	62,669,319	661,188,908	4,964,000	-

Off-Balance Sheet Arrangements

As of April 30, 2026, 2025, and 2024, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from May 1, 2025 to April 30, 2026 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our results of operations are affected by a number of factors and trends, including the growth and engagement of our UpsideOnly user base, the quantity and quality of data generated through the UpsideOnly platform, the availability of capital for proprietary trading, the effectiveness of our BayesShield AI technology, conditions in the financial markets, the scalability and adoption of our Kronos X business, the successful launch and adoption of our Barriers.com product, our ability to scale our technology infrastructure and operations, competitive conditions, and the regulatory environment applicable to our businesses. Because several of these factors are interrelated, changes in one factor may affect the impact of others on our results of operations.

Growth and Engagement of the UpsideOnly User Base.

The growth and engagement of the UpsideOnly user base is expected to be an important driver of our future results of operations. As the number of users participating on the UpsideOnly platform increases, we expect to receive a greater volume and diversity of user-generated trading signals and related data. The quality, breadth, and frequency of these signals may affect the information available to BayesShield AI in generating trading recommendations. Accordingly, our ability to attract, activate, and retain users, as well as the level and nature of their activity on the platform, may have a significant effect on our future trading activity and revenues. Our ability to grow the UpsideOnly user base will depend on, among other things, the effectiveness of our marketing and customer acquisition efforts, the user experience and performance of the platform, competitive conditions, and our ability to maintain user confidence and engagement.

Availability of Capital for Proprietary Trading.

Our results may also be affected by the amount of capital available to us to execute proprietary trades based on recommendations generated by BayesShield AI. Greater availability of capital may enable us to pursue a larger number or greater volume of trading opportunities, while limitations on available capital may constrain the scale of our trading activities. The amount of capital available for trading may be affected by our cash position, operating requirements, financing activities, capital allocation decisions, and the profitability or losses of our proprietary trading activities. As a result, our ability to obtain and maintain sufficient capital on acceptable terms may affect both the scale of our trading activities and our financial results.

Effectiveness of BayesShield AI.

The performance of our BayesShield AI technology is expected to be a significant factor affecting our results of operations. BayesShield AI is intended to analyze trading signals and other information and generate recommendations for proprietary trading activities. Our results will depend, in part, on the ability of BayesShield AI to identify trading opportunities and generate recommendations that result in profitable trades over time. Its effectiveness may vary as market conditions change, as the composition and behavior of our user base changes, and as the volume and characteristics of available data evolve. There can be no assurance that BayesShield AI will consistently generate profitable recommendations, that historical or simulated performance will be indicative of future results, or that improvements to the system will result in corresponding improvements in our trading results.

Financial Market Conditions and Volatility.

Our results of operations may be significantly affected by conditions in the financial markets in which we conduct proprietary trading activities. Market volatility, liquidity, interest rates, economic conditions, geopolitical events, regulatory developments, and other unexpected events may affect both the number and quality of trading opportunities available to us and the profitability of trades executed using BayesShield AI recommendations. Periods of heightened volatility may create additional trading opportunities, but may also increase the risk of losses, execution difficulties, and adverse price movements. Conversely, periods of low volatility or reduced market liquidity may limit trading opportunities or otherwise reduce the profitability of our trading activities. Accordingly, our results may fluctuate materially from period to period as a result of changes in financial market conditions that are outside our control.

Growth and Scalability of Kronos X.

Our future results may also depend on our ability to expand and monetize our Kronos X business. The financial performance of Kronos X will depend on our ability to attract and retain customers, increase usage and transaction or other activity on the platform, develop additional functionality and use cases, establish appropriate pricing and commercial arrangements, and scale the business efficiently. Our ability to increase revenue from Kronos X may also depend on our ability to expand the markets in which the product is offered and to control the personnel, technology, infrastructure, sales, marketing, and other costs associated with its growth.

Launch and Adoption of Barriers.com.

We expect the launch and subsequent adoption of Barriers.com to be another potential driver of our future results of operations. The financial contribution of Barriers.com will depend on our ability to successfully complete the development and launch of the product, attract and retain users or customers, establish an effective business and pricing model, and scale the product and its supporting infrastructure. As with our other products, the timing and extent of customer adoption may be difficult to predict, and the costs associated with developing, marketing, supporting, and operating the product may precede any material revenue contribution.

Technology Infrastructure, Product Development, and Cybersecurity.

Our ability to grow our businesses will depend on our ability to maintain and expand reliable technology infrastructure and to continue developing our artificial intelligence, data-processing, and other technology capabilities. Increases in users, trading activity, data volumes, and product offerings may require additional investments in computing capacity, software, personnel, security, and other infrastructure. In addition, cybersecurity incidents, system failures, interruptions, or other technology-related problems could increase our costs, impair our ability to operate our platforms, reduce user or customer activity, and adversely affect our results of operations. We may therefore experience increases in operating expenses as we invest in technology and infrastructure in anticipation of future growth.

Competition and Customer Acquisition.

Our ability to grow revenue will depend in part on our ability to compete effectively for users and customers. The markets in which we operate are rapidly evolving and include established financial services companies, proprietary trading and funded-trader businesses, digital asset and trading platforms, and emerging technology and artificial intelligence companies. Increased competition may result in higher customer acquisition costs, greater expenditures on marketing and product development, pricing pressure, or reduced user engagement and retention. Our results of operations will therefore be affected by our ability to differentiate our products, maintain competitive functionality and pricing, and efficiently acquire and retain users and customers.

Regulatory and Legal Environment.

Our results of operations may also be affected by changes in laws, regulations, regulatory interpretations, and enforcement practices applicable to our businesses. In particular, the novel characteristics of certain of our products and business models may result in regulatory uncertainty, and governmental authorities could interpret or apply existing laws in ways that differ from our current expectations. Changes in applicable requirements, or the need to obtain additional licenses, registrations, approvals, or compliance infrastructure, could increase our operating expenses, restrict the manner in which we operate or market our products, delay product launches, or otherwise affect our ability to generate revenue. We expect the regulatory environment applicable to our businesses to continue to evolve as financial technology and artificial intelligence applications develop.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this Annual Report .

Name	Age	Position(s)
Satoshi Kobayashi	40	Co-Chief Executive Officer, Interim Chief Financial Officer, and Representative Director
Patrick Gruhn	45	Co-Chief Executive Officer and Representative Director
Matthew Nicoletti	40	Chief Strategy Officer and Director
Masahiro Tominaga	47	Independent Director
Michael Hilmer	58	Independent Director
Brandon J. Williams	41	Independent Director
Koichi Goto	59	Independent Director
Jason D. Sawyer *	54	Company Auditor

*	Company auditors are not members of our board of directors.

Mr. Satoshi Kobayashi has served as our Chief Executive Officer and Representative Director since our inception, and has served as our Interim Chief Financial Officer since August 2025. He co-founded our Company in May 2018. From July 2017 to December 2018, Mr. Satoshi Kobayashi served as the representative director with FEELO.Co. to oversee that company’s entire merchandising business. From January 2013 to December 2015, he acted as a manager of Pasona Inc., where he was in charge of temporary staff management and consulting.

Mr. Patrick Gruhn has served as Co-Chief Executive Officer and Representative Director of the Company since January 2026. Mr. Gruhn has served as the chief executive officer and president of Kephas Corporation (d/b/a Perpetuals.com) since 2016. He has served as the chief executive officer of Kephas Stiftung gemeinnützige GmbH since 2011. He has served as a Professor of Practice in Entrepreneurship, Digital Innovation and Ethics at the European Institute of Management since 2025. He obtained a Master of Business Administration from Danube University Krems in 2014 and a Master of Laws from University Liechtenstein in 2014.

Mr. Matthew Nicoletti has served as a Director and Chief Strategy Officer of the Company since March 2026. Mr. Nicoletti has served as the chief executive officer of Vadar Management LLC, which delivers hands-on operational improvement, value-creation planning, and post-acquisition integration services, since 2015. He has served as a managing member of One9 LLC, a capital markets advisory firm focused on taking private companies public in the United States, since 2014. He has served as the chief executive officer and a managing member of Distinguished LLC, a Florida-based real estate development and investment company, since 2022. He obtained a Bachelor’s Degree in Communications from the University of Central Florida in 2007.

Mr. Masahiro Tominaga has served as our Independent Director since July 2019. Since January 2016, he has served as the representative director of Dizzy Co., which is engaged in the business of management consulting and web-related consulting. From January 2003 to December 2015, he was the executive vice president of UNIMEDIA INC., a company dedicated to digital innovation. He studied economics and obtained a Bachelor’s degree from Musashi University in March 2001.

Mr. Michael Hilmer has served as our Independent Director since November 2025. Mr. Hilmer has over 30 years of leadership experience spanning the fields of financial technology (FinTech), data monetization, structured finance, and digital transformation. He served as the chairman and chief executive officer of FUTR Corporation from April 2018 to January 2026 and has served as the vice chairman of FUTR Corporation since January 2026.

Mr. Brandon J. Williams has served as our Independent Director since March 2026. Mr. Williams has served as the co-founder and head of global business development at Digital Assets DA AG (Switzerland) since 2020. He has also served as the managing director of Cosima Capital LLC since 2018. He served as the senior vice president of Laidlaw & Co.(UK) Ltd. from 2016 to 2018, and the senior investment executive of Dawson James Securities Inc. from 2009 to 2016. He obtained a Bachelor’s degree in Finance and International Business from University of Maryland in 2007.

Mr. Koichi Goto has served as our Independent Director since March 2026. Since July 2020, he has served as an auditor of KakaoPiccoma Inc., which operates the electronic comic and novel service “Piccoma.” From June 2023 to June 2024, he served as a director at WASEDA GAKUSHUKENKYUKAI CO., LTD, which is a publicly listed company in Japan (TYO: 5869). From April 2016 to January 2024, he served as an auditor of WAKUWAKU Corporation, which is engaged in a renovation platform. From August 2014 to December 2018, he served as a director at SPRIX Inc. He graduated from the Faculty of Economics at Keio University in March 1990.

Mr. Jason D. Sawyer has served as our Company Auditor since March 2026. Mr. Sawyer has approximately 30 years of experience in the alternative investment sector and has served as the general manager of Access Alternative Group S.A. (AAG) since February 2004. He currently serves as a director for multiple corporations, including FUTR Corporation (TSXV: FTRC), Lixte Biotechnology Holdings, Inc. (Nasdaq: LIXT), and Entero Therapeutics, Inc. (Nasdaq: ENTO).

There is no family relationship among any of the directors, company auditors, and officers. Except as described below, there is no arrangement or understanding with major shareholders or others pursuant to which any of our directors or members of senior management was selected. Mr. Patrick Gruhn and Mr. Matthew Nicoletti were designated for nomination to our board pursuant to the Shareholders Agreement entered into in connection with the Perpetual Markets Acquisition. Mr. Jason D. Sawyer and Mr. Michael Hilmer were elected pursuant to the director nomination provisions of the securities purchase agreements for our October 2025 private placement. Each of these arrangements has been previously disclosed in our Reports on Form 6-K.

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

For the fiscal year ended April 30, 2026, we paid an aggregate of JPY 40,009,181 (US$263,983) as compensation to our executive officers and directors. For the fiscal year ended April 30, 2026, we did not grant stock options or provide discretionary bonuses. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

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

In addition, stock options may generally be exercised only if our Ordinary Shares are listed on a financial instrument exchange.

The following table summarizes the outstanding stock options we have granted under our share option plan.

Name of Issuance	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Number of Ordinary Shares Granted
Share option plan	2/28/2019	3/1/2021	2/28/2029	JPY	2	1,020,000	(1)

Notes:

(1)	As of April 30, 2026, stock options to acquire 1,020,000 Ordinary Shares remained outstanding.

The following table summarizes the outstanding stock options that we have granted to our directors and senior management under our option plan.

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per share)		Total Number of Stock Options Granted	Total Number of Ordinary Shares Underlying Stock Options
Hiroki Yamamoto	2/28/2019	3/1/2021	2/28/2029	JPY	2	200	1,000,000

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our amended articles of incorporation, we are required to have no fewer than three but not more than ten directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. Mr. Satoshi Kobayashi and Mr. Patrick Gruhn are the representative directors of our Company. The board of directors may appoint from among its members a chairperson and a president, or one or more vice-presidents, senior managers, and executive managers of the board.

Our board of directors consists of seven directors. Our board of directors has determined that our outside directors, Masahiro Tominaga, Michael Hilmer, Brandon J. Williams and Koichi Goto, satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Company auditors (kansayaku)

We currently have one company auditor. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a statutory auditor instead of board committees. Under the Companies Act and our amended articles of incorporation, we are required to have at least one company auditor. Company auditors are elected at general meetings of shareholders. The normal term of office of any company auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such company auditor’s election to office. Our company auditors may, however, serve any number of consecutive terms. Company auditors may be removed by a special resolution of a general meeting of shareholders.

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

Our auditor has a statutory duty to prepare an audit report based on the audit reports issued by the individual company auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A company auditor may note an opinion in an audit report issued by our board of company auditors, if the opinion expressed in such company auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of company auditors. Our board of company auditors is empowered to establish the audit principles, the method of examination by our company auditors of our affairs and financial position, and any other matters relating to the performance of our company auditors’ duties.

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

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 40,570,692 Ordinary Shares outstanding and 1,020,000 Ordinary Shares subject to options that are currently exercisable.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Satoshi Kobayashi(2)	7,938,510	19.57%
Patrick Gruhn(3)	1,294,860	3.19%
Masahiro Tominaga	—	—
Michael Hilmer(4)	20,000	*
Brandon J. Williams	—	—
Koichi Goto	25,000	*
Matthew Nicoletti(5)	138,590	*
Jason D. Sawyer	—	—
All directors and executive officers as a group (8 individuals):	9,416,960	23.21%

5% Shareholders:
Satoshi Kobayashi(2)	7,938,510	19.57%
Themis Capital GK(6)	4,000,000	9.86%

*	Represents less than 1% of the number of Ordinary Shares outstanding.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

(2)	Represents (i) 3,938,510 Ordinary Shares held personally, and (ii) 4,000,000 Ordinary Shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi.

(3)	The aggregate number of Ordinary Shares beneficially owned by Patrick Gruhn represents 1,294,860 outstanding Ordinary Shares held personally.

(4)	Represents 20,000 Ordinary Shares underlying 4,000 ADSs purchased by Mr. Hilmer.

(5)	Represents an aggregate of 277,180 Ordinary Shares held through One9, LLC, a Florida limited liability company, of which Mr. Nicoletti disclaims beneficial ownership of 50%.

(6)	Represents 4,000,000 ordinary shares held by Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Satoshi Kobayashi. Its business address is 5-7-11, Ueno, Taito-ku, Tokyo, Japan.

On May 16, 2024, we effected the change to the ratio of our ADSs to Ordinary Shares, from one (1) ADS representing one (1) Ordinary Share to one (1) ADS representing five (5) Ordinary Shares. Such change has no impact on an ADS holder’s proportional equity interest in the Company.

On October 15, 2025, the Company completed the first closing of a private placement offering (the “First Closing”) pursuant to Securities Purchase Agreements dated October 10, 2025 (the “Securities Purchase Agreements”) with certain investors (the “First Closing Investors”), whereby the Company sold and issued: (i) pre-funded warrants to purchase up to an aggregate of 2,403,847 American Depositary Shares (“ADSs”) of the Company at an exercise price of $0.0005 per ADS, and (ii) ordinary warrants to purchase up to an aggregate of 2,403,847 ADSs at an exercise price of $2.72 per ADS, for an aggregate purchase price of $5,000,001.76. The units were sold at $2.08 per unit. The Company received net cash proceeds of approximately $4.33 million after deducting placement agent fees and other expenses. Alexander Capital L.P. acted as placement agent and received a cash fee of 8% of gross proceeds and a warrant to purchase up to 96,154 ADSs at $2.08 per ADS.

On November 18, 2025, the Company completed the second closing of the private placement offering (the “Second Closing”) pursuant to the Securities Purchase Agreements, whereby the Company sold and issued to the Second Closing Investors: (i) pre-funded warrants to purchase up to an aggregate of 1,000,000 ADSs at an exercise price of $0.0005 per ADS, and (ii) ordinary warrants to purchase up to an aggregate of 1,000,000 ADSs (the “Ordinary Warrants”) at an exercise price of $2.72 per ADS, for an aggregate gross purchase price of $2,080,000. The Ordinary Warrants are immediately exercisable and will expire on November 17, 2030. In connection with the Second Closing, Alexander Capital received a cash fee of 8% of gross proceeds and warrants to purchase up to 40,000 ADSs at $2.08 per ADS.

On December 28, 2025, the Company entered into the Share Exchange Agreement with Perpetual Markets Ltd. (“Perpetual Markets”) and its shareholders (the “Perpetual Shareholders”). On January 20, 2026, the Company consummated the transactions contemplated by the Share Exchange Agreement (the “Perpetual Markets Acquisition”), pursuant to which the Company acquired 100% of the outstanding shares of Perpetual Markets. As consideration for the acquisition, the Company paid an upfront cash consideration of US$3.5 million at closing, with the remaining US$11.5 million of consideration to be satisfied through: (i) the allocation of certain cash proceeds received from the exercise of outstanding warrants, up to an aggregate cap of US$7.5 million (the “Financing Warrants Consideration”); and (ii) the proceeds of a future capital raise by the Company (the “Capital Raise Consideration”). The timing, structure, and other terms of the Capital Raise Consideration are subject to further agreement between the parties and satisfaction of specified conditions. In addition to the cash consideration, the Company will also issue equity consideration to the Perpetual Shareholders, which will include (i) the issuance of ADSs of the Company, in an amount equal to 19.99% of the Company’s issued and outstanding ADSs as of January 20, 2026, and (ii) the issuance of 53,051,000 Series P preferred shares of the Company, which, if and as converted into Ordinary Shares on a one-for-one basis, would be equivalent to 10,610,200 ADSs, subject to receipt of the required shareholder approval to provide such conversion and voting rights. As of May 1, 2026, the Company completed the issuance of equity consideration shares to the Perpetual Shareholders pursuant to the Share Exchange Agreement.

In addition, on January 20, 2026, the Company issued a warrant to Sigma9 Capital Ltd. (“Sigma9”) to purchase an aggregate of 2,500,000 ADSs of the Company (the “Sigma9 Warrants”). The Sigma9 Warrant is exercisable for one ADS of the Company at an exercise price of US$5.00 per ADS, has a term of three years from the date of grant, and includes customary anti-dilution and adjustment provisions.

As of April 30, 2026, approximately 60.3% of our issued and outstanding Ordinary Shares were held in the United States by one record holder, the Bank of New York Mellon.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The relationship and the nature of related party transactions are summarized as follows:

Name of Related Party	Relationship to Our Company
Satoshi Kobayashi	Our Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director

On October 1, 2019, our Company entered into an office space lease agreement with a third party, pursuant to which our Company promised to pay JPY696,250 (US$5,120) per month to lease our office space. Mr. Satoshi Kobayashi is a guarantor for the rental payment. The lease automatically renews for successive two-year terms, and the current term expires on September 30, 2027.

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

On July 21, 2026, we entered into a loan agreement with Mr. Satoshi Kobayashi, our Co-Chief Executive Officer, pursuant to which we borrowed JPY13,000,000 (US$85,774) from Mr. Kobayashi. The loan was interest free and unsecured, with a maturity date of October 31, 2026, and has been repaid in full as of the date of this Annual Report . In addition, we borrowed JPY27,000,000 (US$178,147) from Mr. Kobayashi as working capital, which was ratified by our board of directors on August 20, 2026, with a maturity date of September 15, 2026. As of the date of this Annual Report, the outstanding principal balance of this borrowing is JPY27,000,000 (US$178,147).

During the 2026 fiscal year, our co-Chief Executive Officer, Patrick Gruhn, advanced an aggregate of $560,000 to our wholly owned subsidiary, Kephas Corporation, to fund working capital. The advances are unsecured, bear no interest, and are repayable on specified dates.

We own real property used for office space located at 16455 William Foss Road, La Pine, OR 97739. The property was transferred by our co-CEO Patrick Gruhn to Kephas Corporation, our wholly owned subsidiary, in December 2025. The property was valued at $480,000 at the time of transfer.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended financial statements filed as part of this Annual Report . See “Item 18. Financial Statements.”

Legal Proceedings

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs. On July 17, 2026, a judicial settlement was reached before the Tokyo District Court resolving all claims between the plaintiffs and the defendants. The settlement payment of JPY20 million was completed on July 27, 2026, the parties confirmed that no further obligations or claims exist between them, and the provisional attachment orders have been withdrawn. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

Alexander Capital, L.P. filed a lawsuit against our Company in the United States District Court for the Southern District of New York, styled Alexander Capital, L.P. v. Earlyworks Co. Ltd., Case No. 1:26-cv-03256. The complaint, which was filed April 21, 2026, alleges breach of contract claims against our Company related to Alexander Capital’s engagement as our Company’s Placement Agent in connection with a private investment in public equity (PIPE) transaction that occurred in two tranches in October and November of 2025, respectively. We are currently in discussions to settle the lawsuit.

Our U.S. subsidiary Kephas Corporation is involved in two pending employment related lawsuits, one filed by a former employee in April 2026 alleging unpaid wages, and a second filed by a former employee in May 2026 alleging wrongful termination.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “PDC.” Holders of our ADSs should obtain current market quotations for their ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq Capital Market under the symbol “PDC.” Holders of our ADSs should obtain current market quotations for their ADSs.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-269068), as amended, initially filed with the SEC on December 30, 2022. Also see Exhibit 2.5 attached to this Annual Report.

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

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this Annual Report , and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

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

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividend income. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention. We did not issue any dividends during the fiscal year ended April 30, 2026.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2026 taxable year. However, it is possible that, for our 2027 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-269068), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16(b) and Section 16(c) of the Exchange Act. However, effective March 18, 2026, our directors and officers are subject to the reporting requirements of Section 16(a) of the Exchange Act.

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

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-291781), which was declared effective by the SEC on December 4, 2025 (the “Registration Statement”). The Registration Statement relates to the public offering by the selling shareholders of up to an aggregate of 6,943,848 ADSs. The Company did not receive any of the proceeds from the sale of such ADSs by the selling shareholders.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Co-Chief Executive Officers and Interim Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of April 30, 2026, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and interim Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report includes a report of management’s assessment regarding internal control over financial reporting.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) under the Exchange Act. Management evaluated the effectiveness of our ICFR as of April 30, 2026 based on the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management concluded that our ICFR was not effective as of April 30, 2026. In particular, the material weakness identified in the prior fiscal year ended April 30, 2025—namely, insufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls to report in accordance with U.S. GAAP and SEC reporting requirements—has not been fully remediated as of April 30, 2026.

Changes in Internal Control over Financial Reporting

Management is continuing to remediate this material weakness by appointing a Chief Financial Officer with relevant U.S. GAAP and SEC reporting experience, hiring additional qualified finance and accounting personnel, and implementing enhanced internal control procedures, which are being tested for design and operating effectiveness. In 2026, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a statutory auditor and therefore do not have an audit committee. The function of our company auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our company auditor satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors and employees. Our code of business conduct and ethics has been attached as Exhibit 11.1 to this Annual Report .

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended April 30,
	2026	2025	2024
Audit fees	$150,000	$160,000	$166,428
Audit-Related fees	0	0	0
Tax fees	0	0	0
All other fees	0	0	0
Total	$150,000	$160,000	$166,428

The policy of our company auditor is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market— Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.”

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

In particular, as a foreign private issuer, we have followed Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of seven directors, four of whom are considered “independent,” as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a statutory auditor. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Company auditors (kansayaku)” for additional information;

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and oversee our corporate governance practices;

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our amended articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our amended articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters;

●	NASDAQ Rule 5635(a) requires prior shareholder approval for a certain number of stock issuance in connection with the acquisition of the stock or assets of another company, whereas the Companies Act and our amended articles of incorporation do not have the same requirement;

●	NASDAQ Rule 5635(b) requires prior shareholder approval for a stock issuance that could result in a change of control of a company, whereas the Companies Act and our amended articles of incorporation do not have the same requirement;

●	NASDAQ Rule 5635(c) requires prior shareholder approval for equity compensation arrangement for officers, directors, employees or consultants, whereas the Companies Act and our amended articles of incorporation do not have the same requirement; and

●	NASDAQ Rule 5635(d) which requires prior shareholder approval for a 20% issuance at a price that is less than the price that is the lower of: (i) the Nasdaq official closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the securities (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, whereas the Companies Act and our amended articles of incorporation do not have the same requirement.

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

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of our risk oversight function. The members of our Risk Compliance Committee consist of Satoshi Kobayashi, our Co-Chief Executive Officer and Interim Chief Financial Officer, and Miyabi Ito, our General Affairs Manager. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

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

Item 18. FINANCIAL STATEMENTS

The financial statements of our Company are included at the end of this Annual Report .

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
1.2	Amended Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
1.3	Amended Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our report on Form 6-K filed with the SEC on January 16, 2026)
1.4	Amended Articles of Incorporation of the Registrant currently in effect (English Translation) (incorporated by reference to Exhibit 3.1 of our report on Form 6-K filed with the SEC on April 1, 2026)
2.1	Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.2	Form of Amended Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
2.3	Specimen American depositary receipt (included in Exhibit 2.1) (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
2.4	Amended Specimen American depositary receipt (included in Exhibit 2.3)
2.5*	Description of the rights of each class of securities registered
4.1	English Translation of Loan Agreement dated October 28, 2022, by and between the Registrant and Shoko Chukin Bank (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F for the fiscal year ended April 30, 2023 filed with the SEC on September 15, 2023)
8.1*	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269068), initially filed with the U.S. Securities and Exchange Commission on December 30, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F for the fiscal year ended April 30, 2024 filed with the SEC on August 26, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report.
**	Furnished with this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Perpetuals.com Ltd

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director
(Principal Executive Officer)

Date: September 15, 2026

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Perpetuals.com Ltd

Opinion on the Financial Statements

In our opinion, the consolidated financial statements of Perpetuals.com Ltd and its subsidiaries (collectively the “Company”) present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the year ended April 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have audited the accompanying consolidated balance sheets of the Company as of April 30, 2025 and 2026, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended April 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”).

Emphasis of Matter — Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has incurred significant losses, has significant net cash outflows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

September 15, 2026

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED BALANCE SHEETS

	As of April 30, 2025	As of April 30, 2026	As of April 30, 2026
	JPY	JPY	USD
ASSETS
CURRENT ASSETS:
Cash	104,379,373	132,810,235	847,761
Digital assets	153,764	270,479	1,727
Receivables from related parties	-	57,047,550	364,149
Accounts receivable, net	9,139,641	8,863,082	56,575
Contract assets	17,208,508	-	-
Prepayments	9,350,670	11,053,463	70,557
Short-term deposits	3,096,509	3,096,509	19,766
Income tax receivable	8,276	7,281	46
Value added tax receivable	-	17,446,049	111,362
Other current assets, net	-	3,202,046	20,439
TOTAL CURRENT ASSETS	143,336,741	233,796,694	1,492,382
Property and equipment, net	927,858	115,762,569	738,941
Goodwill	-	9,773,730,190	62,388,167
Intangible assets	10,620,000	8,260,000	52,726
Operating lease right-of-use assets	3,471,991	55,620,856	355,042
Long-term deposits	657,740	657,740	4,199
Restricted cash	31,486,253	31,486,253	200,985
TOTAL ASSETS	190,500,583	10,219,314,302	65,232,442

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Accounts payable	12,167,638	14,783,085	94,364
Payables to related parties	-	162,389,093	1,036,570
Short-term borrowings and current portion of long-term debt	15,204,000	15,204,000	97,051
Other payables and accrued liabilities	52,466,403	102,168,225	652,165
Other payable - investment deferred payment	-	1,743,333,735	11,128,136
Value added tax payable	-	7,610,707	48,581
Operating lease liabilities, current	2,775,741	28,143,016	179,644
TOTAL CURRENT LIABILITIES	82,613,782	2,073,631,861	13,236,511
Loans to related parties, noncurrent	-	616,655,809	3,936,268
Post-employment retirement benefits liability	-	6,270,652	40,027
Bank loans – non-current, net	33,859,000	18,655,000	119,080
Operating lease liabilities, non-current	-	26,719,606	170,558
TOTAL LIABILITIES	116,472,782	2,741,932,928	17,502,444
Commitments and contingencies
Mezzanine equity:
Participating Convertible Preference Virtual Shares: nil and 470 shares as of April 30, 2025 and 2026, respectively	-	323,826,972	2,067,069
SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 and 285,411,408 shares authorized as of April 30, 2025 and 2026, respectively; 15,076,900 and 33,872,687 shares issued and outstanding as of April 30, 2025 and 2026, respectively	50,000,000	287,395,530	1,834,518
P series preferred shares, nil and 53,051,000 shares authorized, issued and outstanding as of April 30, 2025 and 2026.	-	3,390,827,370	21,644,500
Additional paid-in capital	2,210,480,581	8,412,457,739	53,698,824
Cumulative translation adjustment	-	3,777,714	24,114
Accumulated deficit	(2,186,452,780)	(4,940,903,951)	(31,539,027)
TOTAL SHAREHOLDERS’ EQUITY	74,027,801	7,153,554,402	45,662,929
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	190,500,583	10,219,314,302	65,232,442

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2026	For the year ended April 30, 2026
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	125,618,177	375,349,324	158,907,578	1,014,347
Consulting and solution services	2,800,620	65,011,839	97,388,932	621,658
Sale of NFTs	50,936,854	-	-	-
Royalty revenue	0	0	4,682	30
TOTAL OPERATING REVENUES	179,355,651	440,361,163	256,301,192	1,636,035
COST OF REVENUES	(37,582,914)	(213,258,663)	(103,922,257)	(663,362)
GROSS PROFIT	141,772,737	227,102,500	152,378,935	972,673
OPERATING EXPENSES:
Selling and marketing expenses	(55,259,489)	(74,465,551)	(69,333,752)	(442,575)
General and administrative expenses	(390,301,519)	(355,237,986)	(2,810,158,875)	(17,937,948)
Share-based compensation expenses	(1,616,463)	-	-	-
Research and development expenses	(76,081,726)	(43,252,205)	(23,557,762)	(150,375)
TOTAL OPERATING EXPENSES	(523,259,197)	(472,955,742)	(2,903,050,389)	(18,530,898)
LOSS FROM OPERATIONS	(381,486,460)	(245,853,242)	(2,750,671,454)	(17,558,225)
Fair value gain(loss) on digital assets	(61,860)	(156,213)	116,715	745
Interest expenses, net	(1,589,399)	(1,716,856)	(16,265,421)	(103,826)
Foreign exchange gain (loss), net	46,666,234	(10,226,794)	22,876,617	146,027
Government grants	-	1,255,000	-	-
Other income (expense), net	132,317	1,159	(10,507,628)	(67,073)
LOSS BEFORE INCOME TAXES	(336,339,168)	(256,696,946)	(2,754,451,171)	(17,582,352)
Provision for income taxes
Current	-	-	-	-
Deferred	188,496	-	-	-
Total provision for income taxes	188,496	-	-	-
NET LOSS	(336,150,672)	(256,696,946)	(2,754,451,171)	(17,582,352)
LOSS PER SHARE
Basic	(22.77)	(17.03)	(114.65)	(0.73)
Diluted	(22.77)	(17.03)	(114.65)	(0.73)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	14,764,646	15,076,900	24,025,588	24,025,588
Diluted	14,764,646	15,076,900	24,025,588	24,025,588

COMPREHENSIVE LOSS
Net loss	(336,150,672)	(256,696,946)	(2,754,451,171)	(17,582,352)
Foreign exchange translation adjustment	-	-	3,777,714	24,114
Comprehensive loss	(336,150,672)	(256,696,946)	(2,750,673,457)	(17,558,238)

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*		Preference shares*		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Total Shareholders’
	Share	Amount	Share	Amount	Capital	Deficit	Income	Equity	Equity
	JPY		JPY		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2023	13,839,400	100,000,000	-	-	1,702,120,099	(1,593,605,162)	-	208,514,937	1,331,003
Issuance of ordinary shares for cash	1,200,000	781,200,000	-	-	(326,330,981)	-	-	454,869,019	2,903,543
Exercise of share options	37,500	12,281,250	-	-	(10,406,250)	-	-	1,875,000	11,969
Capital reduction to cover deficit	-	(843,481,250)	-	-	843,481,250	-	-	-	-
Net loss	-	-	-	-	-	(336,150,672)	-	(336,150,672)	(2,145,734)
Share based compensation	-	-	-	-	1,616,463	-	-	1,616,463	10,318
Balance, April 30, 2024	15,076,900	50,000,000	-	-	2,210,480,581	(1,929,755,834)	-	330,724,747	2,111,099
Net loss	-	-	-	-	-	(256,696,946)	-	(256,696,946)	(1,638,561)
Balance, April 30, 2025	15,076,900	50,000,000	-	-	2,210,480,581	(2,186,452,780)	-	74,027,801	472,538
Issuance of ordinary shares for cash	175,952	7,389,984	-	-	7,389,984	-	-	14,779,968	94,347
Issuance of warrants for cash	-	-	-	-	975,003,727	-	-	975,003,727	6,223,693
Issuance of ordinary shares and P series preference shares for subsidiaries acquisition	3,049,000	296,624,587	53,051,000	3,390,827,370	3,687,451,957	-	-	7,374,903,914	47,075,856
Issuance of warrants for subsidiaries acquisition	-	-	-	-	1,335,946,093	-	-	1,335,946,093	8,527,678
Exercise of warrants	15,570,835	449,308,353	-	-	(319,741,997)	-	-	129,566,356	827,055
Capital reduction	-	(515,927,394)	-	-	515,927,394	-	-	-	-
Foreign exchange translation adjustment	-	-	-	-	-	-	3,777,714	3,777,714	24,114
Net loss	-	-	-	-	-	(2,754,451,171)	-	(2,754,451,171)	(17,582,352)
Balance, April 30, 2026	33,872,687	287,395,530	53,051,000	3,390,827,370	8,412,457,739	(4,940,903,951)	3,777,714	7,153,554,402	45,662,929

*	Share counts reflect legal issuances through April 30, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2026	For the year ended April 30, 2026
	JPY	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(336,150,672)	(256,696,946)	(2,754,451,171)	(17,582,351)

Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization expense	1,083,322	2,007,117	24,190,096	154,411
Loan origination fee	231,000	115,500	-	-
Deferred tax expense	(188,496)	-	-	-
Foreign currency exchange loss (gain)	(40,720,270)	10,257,683	-	-
Unrealized loss on digital assets	6,235	161,457	(116,715)	(745)
Share-based compensation expense	1,616,463	-	8,457,374	53,986

Changes in assets and liabilities:
Accounts receivable	(9,777,013)	31,572,288	276,559	1,765
Contract assets	(40,359,303)	23,150,795	17,208,508	109,846
Prepayments	(5,636,235)	(1,123,138)	369,996	2,362
Short-term deposits	-	-	-	-
Digital assets	699,410	(270,559)	-	-
Other current assets, net	235,977	39,600	(2,823,280)	(18,022)
Long-term deposits	-	-	-	-
Income taxes, net	19,002,669	(7,951)	995	6
Value added tax, net			17,189,388	109,724
Accounts payable	12,866,661	(6,255,144)	(5,903,438)	(37,683)
Contract liabilities	(1,397,470)	-	-	-
Other payables and accrued liabilities	5,319,745	5,315,343	46,799,877	298,735
Lease obligations net cash	(696,250)	-	(1,617,905)	(10,327)
NET CASH USED IN OPERATING ACTIVITIES	(393,864,227)	(191,733,955)	(2,650,419,716)	(16,918,293)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of time deposit	(100,000,000)	-	-	-
Proceeds from redemption of time deposit	-	100,000,000	-	-
Purchases of property and equipment	(336,193)	(435,091)	(8,028,788)	(51,250)
Purchases of software	-	(31,800,000)	-	-
Acquisitions, net of cash acquired	-	-	(442,217,002)	(2,822,782)
Government grant proceeds	-	20,000,000	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(100,336,193)	87,764,909	(450,245,790)	(2,874,032)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	781,200,000	-	14,779,968	94,344
Issuance of warrants			975,003,727	6,223,693
Issuance of ordinary shares through exercise of warrants			129,566,356	827,054
Proceeds from exercise of share options	1,875,000	-	-	-
Proceeds from related party loans			87,531,661	558,737
Repayments of related party loans			(58,016,490)	(370,334)
Proceeds from loans	-	-	-	-
Repayment of loans	(24,050,000)	(119,305,000)	(32,441,279)	(207,081)
Payments on deferred initial public offering (“IPO”) costs	(114,170,860)	-	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	644,854,140	(119,305,000)	1,116,423,943	7,126,413

EFFECT OF EXCHANGE RATE	40,857,242	(10,257,683)	4,004,522	25,562
CHANGE IN CASH AND RESTRICTED CASH	191,510,962	(233,531,729)	28,430,862	181,481
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	177,886,393	369,397,355	135,865,626	867,264
CASH AND RESTRICTED CASH, AT PERIOD END	369,397,355	135,865,626	164,296,488	1,048,745

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	3,329,689	1,484,085	-	-
Income taxes	(19,147,994)	7,951	(89,560)	(572)
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	16,456,602	-	—	—
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	337,911,102	104,379,373	132,810,235	847,761
Restricted cash	31,486,253	31,486,253	31,486,253	200,985
Total cash and restricted cash shown in the statements of cash flows	369,397,355	135,865,626	164,296,488	1,048,746

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Organization

Perpetuals.com Ltd. (the “Company”), formerly Earlyworks Co., Ltd., is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. At an Extraordinary General Meeting of shareholders held in Tokyo, Japan on January 16, 2026, the Company’s shareholders approved changing the Company’s name from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd,” which became effective on January 20, 2026. Historically, the Company has built products, delivered services, and developed solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens, and has primarily generated revenue from software and system development services, consulting and solution services, and sale of NFTs.

On January 20, 2026, the Company consummated the transactions contemplated by a share exchange agreement, dated December 28, 2025, by and among the Company, Perpetual Markets Ltd. (“PML”), and the shareholders of PML listed therein (the “Acquisition”). Pursuant to the Acquisition, all of PML’s outstanding Class A and Class B ordinary shares were transferred by its existing shareholders to the Company, and upon completion PML became a wholly owned subsidiary of the Company. PML is a private limited liability company incorporated in Cyprus on September 19, 2023 under the Cyprus Companies Law, Cap. 113, with its registered office at 21 Kasou, Nicosia, 1086, Cyprus, and its principal activity is the holding of investments and intellectual property; together with its subsidiaries, PML operates in financial markets infrastructure and technology services. These consolidated financial statements reflect the operations of the Company’s legacy business together with PML and its controlled subsidiaries from the Acquisition Date forward.

The accompanying consolidated financial statements include the accounts of the Company and the following entities from January 20, 2026 through April 30, 2026. All material intercompany balances and transactions have been eliminated in consolidation.

Entity	Jurisdiction	Ownership	Principal activity
Perpetual Markets Ltd.	Cyprus	100% direct	Holding of investments and intellectual property; financial markets infrastructure and technology services
Perpetual Products AG	Switzerland	100% indirect	Technology and financial products
Perpetual Data AG	Switzerland	100% indirect	Financial information and index services
Kephas Corporation	United States	100% indirect	Technology and software development services
PM Broker Ltd.	Cyprus	100% indirect	Dormant
Perpetual IT GmbH	Germany	100% indirect	Information technology services, hosting and hardware infrastructure
PerpetualPay Ltd.	Poland	100% indirect	Dormant; dissolved May 22, 2026 (Note 18)

Note 2 – Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

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

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans have been utilized to finance the working capital requirements of the Company. For the year ended April 30, 2026, the Company had negative cash flow from operating activities of JPY2,650,419,716 (USD16,918,293). The Company had a working capital deficit of JPY1,839,835,167 (USD11,744,129) as of April 30, 2026. As of April 30, 2026, the Company had JPY132,810,235 (USD847,761) in cash, which is unrestricted as to withdrawal and use. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

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

Management has commenced a strategy to raise debt and equity, including two rounds of issuance of pre-funded warrants and ordinary warrants, as described in the Company’s interim report on Form 6-K. If necessary, the Company will consider additional financing through the issuance of ordinary shares or debt financings and will look into refinancing the Company’s existing debt obligations. However, there can be no assurance that the Company will be successful in securing additional financing or debt on terms favorable to the Company, or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended April 30, 2026 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of Perpetuals.com Ltd. (the “Company”) and entities in which the Company has a controlling financial interest. Perpetual Markets LTD (“PML”) and its subsidiaries are included in the consolidated financial statements from January 20, 2026, the date on which the Company obtained control. All material intercompany balances and transactions have been eliminated in consolidation.

The entities included in the consolidated group are described in Note 1.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and judgments include revenue recognition, expected credit losses, useful lives and recoverability of property and equipment and intangible assets, capitalization and useful lives of internal-use software, lease measurement, goodwill recognition and impairment, income taxes, share-based compensation, fair value measurements, and the acquisition-date fair values of consideration transferred and identifiable assets acquired and liabilities assumed in business combinations. Actual results could differ materially from those estimates.

Foreign currency translation and transactions

The Company uses Japanese yen (“JPY”) as its reporting currency. The functional currency of the Japanese parent is JPY. Each consolidated entity determines its functional currency based on the currency of the primary economic environment in which it operates. Following the Acquisition, the consolidated group includes entities whose functional currencies include JPY, euro (“EUR”), Swiss franc (“CHF”) and U.S. dollar (“USD”).

Foreign currency transactions are translated into an entity’s functional currency using exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using exchange rates at the balance sheet date, with resulting gains and losses recognized in foreign exchange gain (loss), net.

Assets and liabilities of subsidiaries whose functional currencies differ from JPY are translated into JPY using exchange rates at the balance sheet date. Income and expense accounts are translated using average exchange rates for the reporting period, and equity accounts are generally translated at historical rates. Resulting translation adjustments are reported in accumulated other comprehensive income (loss) within shareholders’ equity.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from JPY into USD as of April 30, 2026 are solely for the convenience of the readers and are calculated at the rate of USD1.00 = JPY156.66, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 30, 2026. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation. Such reclassifications had no effect on previously reported net loss or shareholders’ equity.

Cash, cash equivalents and restricted cash

Cash includes cash on hand and demand deposits with financial institutions. The Company considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Restricted cash consists of cash for which withdrawal or use is restricted by contractual or legal requirements and is presented separately from unrestricted cash. Restricted cash at April 30, 2026 relates principally to amounts subject to an order of the Tokyo District Court in connection with shareholder litigation.

Time deposits

Time deposits consist of bank deposits with original maturities greater than three months. Such deposits are carried at their principal amount plus accrued interest, as applicable.

Digital assets

Effective May 1, 2025, the Company adopted ASU 2023-08, Crypto Assets (Subtopic 350-60). Digital assets within the scope of the guidance are initially recognized at fair value on the date of receipt and are subsequently measured at fair value at each reporting date, with changes in fair value recognized in net income. Realized gains and losses on dispositions are recognized in earnings using the first-in, first-out method. The Company accounts for receipts and disbursements of digital assets as operating activities in the consolidated statement of cash flows. The adoption of ASU 2023-08 did not have a material impact on the Company’s results of operations or financial position; due to the immateriality of the cumulative effect at May 1, 2025, the Company recognized the cumulative effect in operations during the year ended April 30, 2026.

Immediately prior to adoption, as of April 30, 2025, the Company held 0.74 units of Ethereum with a cost basis of JPY148,145 and a fair value of JPY188,949, and Binance Coin and Polygon with a combined cost basis of JPY5,619 and a fair value of JPY14,468. As of April 30, 2026, the Company’s digital assets had an aggregate fair value of JPY270,479 (USD1,727). For the year ended April 30, 2026, the Company recognized a gain on digital assets of JPY116,715 (USD745) in the consolidated statement of operations.

Accounts receivable and allowance for expected credit losses

Accounts receivable consist primarily of amounts due from customers for services provided. The Company estimates expected credit losses in accordance with ASC 326 using relevant information about historical collection experience, customer creditworthiness, aging, specific customer exposures, current conditions and reasonable and supportable forecasts. Receivables are written off when collection efforts have been exhausted and collection is no longer probable. No allowance for expected credit losses was recognized as of April 30, 2025 or April 30, 2026.

Prepayments and deposits

Prepayments consist primarily of payments to vendors and service providers for goods or services to be received in future periods. Short-term and long-term deposits consist primarily of refundable deposits for rent and service arrangements. These balances are reviewed for recoverability at each reporting date.

Factoring and pledged receivables

The Company evaluates transfers of accounts receivable under ASC 860 to determine whether the transfers qualify for sale accounting. When the applicable sale criteria are not met, proceeds received are accounted for as secured borrowings and the related receivables remain recognized. Receivables subject to arrangements under which the transferee has the right to sell or repledge the receivables are presented as pledged assets, when applicable.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Land is not depreciated and leasehold improvements are depreciated over the shorter of the lease term or expected useful life. The estimated useful lives of the Company’s principal categories of property and equipment are: buildings, 27.5 years; vehicles, three years; computer hardware and equipment, three to five years; and furniture, fixtures and office equipment, two to five years. Maintenance and repairs are expensed as incurred, while additions, renewals and betterments that extend an asset’s useful life are capitalized. Assets and related accumulated depreciation are removed from the accounts upon disposal, and resulting gains or losses are recognized in operations.

Impairment of long-lived assets

Long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset or asset group with the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the excess of carrying amount over fair value.

Intangible assets

Finite-lived intangible assets are initially recorded at cost, or at fair value when acquired in a business combination, and are amortized over their estimated useful lives using a method that reflects the pattern in which the economic benefits are consumed. If that pattern cannot be reliably determined, the straight-line method is used. The parent’s legacy software is amortized over an estimated useful life of five years. Capitalized internal-use software of the acquired PML subgroup is amortized over an estimated useful life of ten years once placed in service. Indefinite-lived intangible assets, if any, are not amortized and are tested for impairment at least annually and when impairment indicators arise.

Internal-use computer software

The Company capitalizes qualifying costs incurred to develop or obtain software for internal use in accordance with ASC 350-40. Costs incurred during the preliminary project stage are expensed. Qualifying external costs and payroll and payroll-related costs of employees directly associated with application development are capitalized during the application-development stage. Training, general and administrative activities, routine maintenance, business development and non-development support costs are expensed as incurred. Capitalization ceases when the software is substantially complete and ready for its intended use, at which time amortization begins. Upgrades and enhancements are capitalized only when they provide additional functionality.

Goodwill

Goodwill represents the excess of consideration transferred in a business combination over the fair value of identifiable net assets acquired. Goodwill is not amortized and is tested for impairment annually, and more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. The Company may first perform a qualitative assessment. If a quantitative test is required, an impairment loss is recognized for the amount by which a reporting unit’s carrying amount exceeds its fair value, limited to the goodwill allocated to that reporting unit.

Business combinations

Business combinations are accounted for using the acquisition method under ASC 805. Identifiable assets acquired and liabilities assumed are generally measured at acquisition-date fair value, and consideration transferred is measured at fair value. Contingent consideration, when applicable, is included at its acquisition-date fair value. Goodwill is recognized for the excess of consideration transferred, together with any noncontrolling interest and previously held interest, over the fair value of identifiable net assets acquired.

When the initial accounting for a business combination is incomplete at the end of the reporting period in which the combination occurs, provisional amounts are reported for items for which accounting is incomplete. Provisional amounts may be adjusted during the measurement period, not to exceed one year from the acquisition date, for new information about facts and circumstances that existed at the acquisition date. Acquisition-related costs are expensed as incurred, except for costs of issuing debt or equity securities, which are accounted for under the applicable guidance. Acquisition-related costs of JPY2,006,307,904 (USD12,806,766) were recognized in general and administrative expenses for the year ended April 30, 2026. These comprise JPY670,361,811 (USD4,279,024) of ordinary shares and Series P preference shares issued to a designee that provided consulting services in connection with the Acquisition, and JPY1,335,946,093 (USD8,527,678) representing the fair value of warrants issued to an adviser. These amounts are excluded from the consideration transferred presented above.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the fair value hierarchy in ASC 820, which prioritizes inputs as Level 1 for quoted prices in active markets for identical assets or liabilities, Level 2 for observable inputs other than Level 1 quoted prices, and Level 3 for unobservable inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The carrying amounts of cash, accounts receivable, prepayments and other short-term financial assets and liabilities generally approximate fair value because of their short-term maturities. Fair values of other financial instruments are disclosed when required.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company applies the following five-step model to contracts with customers: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the identified performance obligations based on their relative stand-alone selling prices; and (v) recognize revenue when, or as, the Company satisfies each performance obligation. The Company applies this model only when collectability of the consideration to which it expects to be entitled is probable.

Amounts collected from customers on behalf of governmental authorities, including sales and value-added taxes, are excluded from the transaction price and revenue is presented net of such amounts.

The Company records revenue on a gross basis when it acts as principal in an arrangement because it controls the promised good or service before it is transferred to the customer. Indicators considered in this assessment include whether the Company is primarily responsible for fulfilling the promise to the customer and whether it has discretion in establishing pricing. When the Company does not control the promised good or service before it is transferred to the customer, the Company acts as an agent and recognizes revenue on a net basis.

The Company’s principal revenue-generating activities are described below.

Software and system development services

The Company enters into primarily fixed-price contracts to design, develop and integrate software and systems based on customers’ specific requirements. These arrangements generally involve significant customization and do not provide post-contract customer support or upgrades.

The design, development and integration activities are highly interdependent and are not separately beneficial to the customer in the context of the contract. Accordingly, the Company accounts for these activities as a single performance obligation.

Revenue from software and system development services is recognized over time because the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company measures progress toward complete satisfaction of the performance obligation using a cost-based input method based on costs incurred to date relative to total estimated costs required to complete the contract. Management believes this method faithfully depicts the transfer of control to the customer because the costs incurred are directly related to the Company’s performance in satisfying the performance obligation.

Costs included in the measure of progress include direct materials, labor and subcontractor costs and other costs directly related to contract performance. Total expected contract costs are estimated based on the scope of the contract, work completed to date, remaining development requirements, expected labor and material requirements and other relevant project information. Management periodically evaluates these estimates using the experience and professional judgment of its engineers and project managers. Changes in estimated contract costs or contract values are accounted for as changes in estimates in the period in which the revisions are identified.

Billing arrangements generally include multiple payment milestones throughout the contract term, with a portion of the contract price commonly billed upon completion of the project. The timing of billings does not determine when revenue is recognized.

If estimated total contract costs exceed the related contract revenue, the Company recognizes the estimated loss in the period in which the loss becomes probable and can be reasonably estimated.

Consulting and solution services

The Company provides professional consulting and solution services under arrangements that are primarily fixed-fee contracts with terms generally ranging from one to twelve months. These arrangements typically represent a single performance obligation consisting of the provision of consulting and related professional services over the contract term.

Revenue from consulting and solution services is recognized over time because the customer simultaneously receives and consumes the benefits of the Company’s services as they are performed.

For fixed-price arrangements, progress toward satisfaction of the performance obligation is measured based on the proportion of services provided through the reporting date relative to the total services expected to be provided under the contract. Management believes this measure faithfully depicts the transfer of control because revenue is recognized as the underlying services are performed and the customer receives and consumes the benefits of those services.

Customers are generally billed monthly or quarterly over the contract term. Reimbursements of travel and other out-of-pocket costs charged to customers are included in revenue, with corresponding amounts recognized in cost of revenue. Revenue earned by Kephas Corporation from platform access, regulatory and compliance support, system setup and integration, customization, know-your-customer services and related information technology and professional services is presented within consulting and solution services.

Sale of NFTs

The Company engages in sale of NFTs, or non-fungible tokens. NFTs are assets that have been tokenized via a blockchain and are assigned unique identification codes and metadata that distinguish them from other tokens. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of NFTs. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a time when the control of products is transferred to customers. The Company recognized no revenue from the sale of NFTs in the years ended April 30, 2025 and 2026 and does not expect further activity in this revenue stream. The policy is retained because NFT revenue is presented for the year ended April 30, 2024.

Royalty revenue

The Company licenses certain intellectual property to third parties in exchange for royalties based on the licensee’s sales or usage. Royalty revenue is a sales-based or usage-based royalty promised in exchange for a license of intellectual property and is recognized under ASC 606-10-55-65 at the later of when the subsequent sale or usage occurs and when the performance obligation to which some or all of the royalty has been allocated has been satisfied. Royalty revenue for the year ended April 30, 2026 was JPY4,682 (USD30).

Contract balances

Contract assets represent rights to consideration for goods or services transferred to customers when the right is conditional on something other than the passage of time. Contract liabilities represent consideration received, or amounts due, before the related performance obligations have been satisfied. Contract assets are reclassified to accounts receivable when the right to consideration becomes unconditional, and contract liabilities are recognized as revenue as the related performance obligations are satisfied.

Leases

The Company determines whether an arrangement contains a lease at inception and classifies leases as operating or finance leases in accordance with ASC 842. For leases with terms greater than 12 months, the Company recognizes a right-of-use (“ROU”) asset and lease liability at commencement. Lease liabilities are measured at the present value of unpaid lease payments using the rate implicit in the lease when readily determinable or, otherwise, the Company’s incremental borrowing rate based on the term, currency and economic environment of the lease. ROU assets are initially measured based on the lease liability, adjusted for prepayments, initial direct costs and lease incentives.

Operating lease expense is recognized on a straight-line basis over the lease term. Variable lease payments not included in the measurement of the lease liability are expensed as incurred. The Company has elected not to recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less; expense for those leases is recognized on a straight-line basis over the lease term. Lease terms include renewal or termination options when exercise or nonexercise, as applicable, is reasonably certain.

Cost of revenues

Cost of revenues consists primarily of employee and outsourced personnel costs, subcontractor and development costs, telecommunications, hosting and other direct costs incurred to provide the Company’s products and services.

Selling and marketing expenses

Selling and marketing expenses consist primarily of payroll, promotional and other costs of personnel engaged in selling and marketing activities. Advertising costs are expensed as incurred and included in selling and marketing expenses.

Research and development expenses

Research and development costs that do not qualify for capitalization under the Company’s internal-use software policy are expensed as incurred and consist primarily of payroll, outsourced development and related costs of personnel engaged in research and development activities.

Government grants

The Company recognizes government grants when it is probable that the conditions attached to the grant will be met and the grant will be received. Grants related to assets are accounted for using a cost-accumulation approach under which the grant reduces the cost of the related asset. Grants related to income are recognized in earnings on a systematic basis over the periods in which the related costs are recognized.

Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently measured at amortized cost, as applicable.

Employee benefits

The Company and certain of its employees participate in government-mandated social insurance and similar defined contribution arrangements in the jurisdictions in which they operate. Employer contributions are recognized as expense as the related employee services are rendered. In connection with the Acquisition, the Company also acquired a pension and similar-obligation provision of Perpetual IT GmbH, a German subsidiary, which is presented as a post-employment benefits liability in the consolidated balance sheet.

Borrowing costs

Borrowing costs are expensed as incurred except for interest costs that are required to be capitalized as part of the cost of a qualifying asset under ASC 835-20, including qualifying internal-use software development costs.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and for tax loss and credit carryforwards, using enacted tax rates expected to apply when the differences reverse. A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

Tax benefits from uncertain tax positions are recognized only when it is more likely than not that the position will be sustained upon examination. The amount recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties related to income taxes are recognized as income tax expense.

Preference shares

Preference shares are classified as equity when they are nonredeemable or redeemable only at the issuer’s option and related dividends are discretionary. Preference shares are classified as liabilities when they are mandatorily redeemable or redeemable at the holder’s option, or when dividend payments are not discretionary. The accounting for preferred equity issued or issuable in connection with the Acquisition is based on the substantive terms of the instruments and applicable U.S. GAAP.

Virtual Shares

PML has Participating Preferred Virtual Shares (the “Virtual Shares”) outstanding under a Virtual Shareholder Agreement. The Virtual Shares are contractual economic participation rights that do not confer legal ownership, voting rights or participation in management. They provide preferred economic, dividend and liquidation participation rights and contain settlement features associated with specified liquidity events. The classification and acquisition-date measurement of the Virtual Shares are discussed in Notes 4 and 13.

Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects potentially dilutive ordinary share equivalents when their effect is dilutive. Potential ordinary shares are excluded from diluted loss per share when their inclusion would be anti-dilutive.

Share-based compensation

The Company accounts for share-based payment awards under ASC 718. Equity-classified awards are measured at grant-date fair value and compensation cost is recognized over the requisite service period, subject to the terms and conditions of the awards. Liability-classified awards, if any, are remeasured at fair value at each reporting date until settlement. The Company accounts for forfeitures as they occur.

Segment reporting

Operating segments are identified based on the information reviewed by the chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance. The Company has identified its Chief Executive Officer as its CODM and presents one reportable segment based on the information currently provided to and reviewed by the CODM.

Related parties

The Company identifies related parties in accordance with ASC 850. Related-party transactions and balances are disclosed when required, including the nature of the relationship, the transactions, amounts due to or from related parties and other information necessary to understand the effects of the relationship on the consolidated financial statements. Intercompany balances and transactions among consolidated entities are eliminated in consolidation.

Commitments and contingencies

The Company is subject to legal proceedings, claims and other contingencies arising in the ordinary course of business. A loss contingency is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a loss is reasonably possible but not probable, or is probable but cannot be reasonably estimated, the nature of the contingency and an estimate of the possible loss or range of loss is disclosed when required.

Risks and uncertainties

Following the Acquisition, the Company has operations and assets in multiple jurisdictions and is exposed to political, economic, regulatory, legal, foreign currency and credit risks. The Company’s reporting currency is JPY and the consolidated group includes entities with functional currencies including EUR, CHF and USD. The Company has not historically entered into material foreign currency hedging arrangements. Cash deposits are maintained with financial institutions in multiple jurisdictions and deposit-insurance coverage varies by jurisdiction and institution.

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company monitors customer creditworthiness and outstanding balances and maintains its cash with financial institutions it considers creditworthy.

Concentration of demand

As of April 30, 2025, two customers accounted for 84.3% and 15.7% of the Company’s accounts receivable, respectively. As of April 30, 2026, three customers individually accounted for approximately 40.8%, 34.3% and 14.9% of the Company’s accounts receivable, respectively.

For the year ended April 30, 2024, three customers accounted for 42.6%, 27.2% and 21.5% of the Company’s total revenues, respectively. For the year ended April 30, 2025, two customers accounted for 50.7% and 35.7% of the Company’s total revenues, respectively. For the year ended April 30, 2026, three customers accounted for 31.4%, 33.8%, and 17.9% of the Company’s total revenues, respectively.

Concentration of supply

As of April 30, 2025, four vendors accounted for 30.2%, 24.5%, 15.0% and 11.2% of the Company’s accounts payable, respectively. As of April 30, 2026, xx vendors accounted for xx of the Company’s accounts payable, respectively For the year ended April 30, 2024, two vendors accounted for 50.7% and 44.0% of the Company’s total purchases, respectively. For the year ended April 30, 2025, four vendors accounted for 30.3%, 25.6%, 11.9% and 10.0% of the Company’s total purchases, respectively. For the year ended April 30, 2026, xx vendors accounted for xx of the Company’s total purchases, respectively.

Dividends

Dividends are recognized as distributions within shareholders’ equity when declared or approved in accordance with the applicable corporate requirements. The Company has not declared or paid dividends during the periods presented.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-08, Crypto Assets (Subtopic 350-60), which requires in-scope crypto assets to be measured at fair value with changes in fair value recognized in net income and requires additional disclosures. The Company adopted ASU 2023-08 effective May 1, 2025. See “Digital assets” above.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which enhances annual disclosures primarily related to the income tax rate reconciliation and income taxes paid. The Company adopted ASU 2023-09 effective May 1, 2025. The adoption had no impact on the Company’s results of operations or financial position and affects the related income tax disclosures.

Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, and in January 2025 issued ASU 2025-01 to clarify its effective date. The amendments require additional disclosure of specified expense information for public business entities and are effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the guidance.

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, which amends ASC 350-40. The Company has not early adopted the guidance and is evaluating its effect on the consolidated financial statements and disclosures.

Note 4 – Business Combinations

Overview

On January 20, 2026 (the “Acquisition Date”), the Company completed the transactions contemplated by the Share Exchange Agreement, dated December 28, 2025 (the “Share Exchange Agreement”), by and among the Company, PML, and the shareholders of PML named therein, pursuant to which the Company acquired 100% of the outstanding Class A and Class B ordinary shares of PML. As a result of the transaction, PML became a wholly owned subsidiary of the Company (the “Acquisition”). In connection with the Acquisition, the Company changed its name from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd,” effective January 20, 2026, following approval by the Company’s shareholders at an extraordinary general meeting held on January 16, 2026.

PML, together with the subsidiaries included in the Acquisition, operates a financial markets infrastructure and technology-services business, including software-as-a-service and related trading-infrastructure technology.

The Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, using the acquisition method of accounting, with the Company as the accounting acquirer. The results of PML’s operations are included in the Company’s consolidated financial statements from the Acquisition Date. Because the Acquisition Date falls within the fiscal year ended April 30, 2026, the Acquisition is reflected as a current-period business combination and is not presented as a subsequent event.

Consideration

The fair value of the consideration transferred is as follows:

JPY
Cash consideration	547,120,001
Ordinary shares issued (American Depositary Shares)	539,317,785
Series P preference shares issued (American Depositary Shares)	6,165,224,318
Deferred cash consideration	1,743,333,735
Total fair value of consideration transferred	8,994,995,839

The deferred cash consideration of JPY1,743,333,735 (USD11,128,136) is payable under the Share Exchange Agreement and is recorded within other payables. The put and call options provided for in the Share Exchange Agreement were determined to have no fair value at the Acquisition Date. Ordinary shares and Series P preference shares issued as consideration are measured at their Acquisition Date fair value.

Acquired receivables

Acquired receivables are included in the purchase price allocation below.

Purchase price allocation

The table below presents the acquired PML subgroup’s consolidated carrying amounts as of January 20, 2026. The measurement period under ASC 805 ends on January 20, 2027.

Acquired assets and liabilities	Acquisition-date carrying amount	Purchase Price Allocation adjustment	Acquisition-date fair value
	JPY	JPY	JPY
Cash and cash equivalents	106,184,507	-	106,184,507
Receivables from related parties	57,560,754	-	57,560,754
Prepayments, consumption tax receivables and other current assets	28,334,214	-	28,334,214
Property and equipment	129,438,101	-	129,438,101
Historical goodwill of the acquired subgroup	157,395,414	(157,395,414)	-
Operating lease right-of-use assets	48,151,086	-	48,151,086
Total assets	527,064,076	(429,687,759)	370,297,529
Accounts payable, accrued liabilities and other payables	(110,791,963)	-	(11,420,830)
Payables to related parties	(162,389,093)	-	(162,389,093)
Short-term borrowings	(17,237,279)	-	(17,237,279)
Indebtedness to related parties	(578,530,153)	-	(578,530,153)
Operating lease liabilities	(48,149,089)	-	(48,149,089)
Post-employment benefits liability	(6,270,652)	-	(6,270,652)
Mezzanine equity
Virtual Shares	(323,826,973)	-	(323,826,973)
Total liabilities and mezzanine equity	(1,147,195,204)	-	(1,147195,204)
Net liabilities	(620,131,127)	(157,395,414)	(777,526,541)
Fair value of consideration transferred			8,994,995,839
Add: fair value of identifiable net liabilities assumed			777,526,541
Goodwill recognized on the Acquisition			9,615,826,789

The acquired subgroup’s historical goodwill is not carried forward as a separately identifiable asset in the Company’s acquisition accounting. Acquisition goodwill is determined as the excess of consideration transferred over the acquisition-date fair value of identifiable net assets acquired. The PML subgroup’s historical equity balances, including accumulated deficit and cumulative translation adjustment, are eliminated in consolidation and are not carried forward into the Company’s post-Acquisition shareholders’ equity. No separately identifiable intangible assets were recognized in the acquisition accounting, and accordingly no deferred tax liability arose on the allocation. The acquired subgroup’s capitalized software of JPY272,292,345 (USD1,738,262) was not recognized as an identifiable asset at the Acquisition Date. Goodwill recognized on the Acquisition is denominated in the functional currencies of the acquired entities and is translated at the closing rate at each reporting date. The difference of JPY1,207,810 between goodwill recognized at the Acquisition Date and the carrying amount of JPY9,773,730,190 (USD62,388,167) at April 30, 2026 arises from foreign currency translation and provisional measurement-period adjustments. Goodwill is not deductible for income tax purposes. The measurement period remains open and the allocation is provisional pending completion of the independent valuation.

Results included since the Acquisition Date

The following amounts represent the acquired PML subgroup’s results included in the consolidated statement of operations from the Acquisition Date through April 30, 2026:

January 20, 2026 through April 30, 2026
JPY
Revenue, net	13,200,204
Net loss	(332,587,426)

Acquisition-related costs

Acquisition-related costs are expensed as incurred and included in general and administrative expenses, except for costs associated with issuing debt or equity securities, which are accounted for under the applicable U.S. GAAP guidance.

Supplemental pro forma financial information (unaudited)

The following unaudited pro forma financial information presents the combined results of the Company and PML as if the Acquisition had occurred on May 1, 2024. These supplemental amounts do not represent a restatement of the Company’s historical financial statements and are presented solely to illustrate the effect of the Acquisition as if it had occurred at the beginning of the comparable prior annual period. The pro forma information is not necessarily indicative of the results that would have been achieved had the Acquisition occurred on that date, nor is it indicative of future results.

	As of April 30, 2024	As of April 30, 2025
	Euro	Euro
Cash	204,682.24	588,182.21
Trade accounts receivable, net	0.00	130,446.00
Receivables from related parties	1,100.00	17,064.50
Value added tax receivable	13,162.82	97,265.26
Other receivables – Sale of Investment	0.00	17,938.79
Other receivables	1,133.30	6,964.84
Prepayments and other current assets	3,093.34	11,189.94

Total current assets	223,171.70	869,051.54

Property and equipment, net	0.00	210,190.19
Capitalized software, net	0.00	0.00
Equity method investments	0.00	64,161.85
Operating right-of-use assets	0.00	302,600.96

Total Non-current assets	0.00	576,953.00

Total assets	223,171.70	1,446,004.54

Trade accounts payable	(6,627.16)	(51,261.32)
Accrued expenses	(9,583.60)	(62,394.95)
Value added tax payable	0.00	(62,768.76)
Other payables	0.00	(5,033.25)
Payables to related parties	(2,035.50)	(206,381.87)
Indebtedness to related parties, current	0.00	(40,250.44)
Operating lease liabilities, current	0.00	(106,080.67)

Total current liabilities	(18,246.26)	(534,171.26)

Long-term liabilities:
Indebtedness to related parties, noncurrent	(406,933.00)	(1,096,679.00)
Operating lease liabilities, noncurrent	0.00	(188,350.53)
Post-employment retirement benefits liability	0.00	(34,126.65)

Total non-current liabilities	(406,933.00)	(1,319,156.18)

Total liabilities	(425,179.26)	(1,853,327.44)

Commitments and contingencies
Mezzanine equity:Participating Convertible Preference Virtual Shares: nil and 470 shares as of April 30, 2024, and 2025, respectively	0.00	(1,762,357.23)
Shareholders’ deficit:
Class A Ordinary Voting Shares, par value €1 per share: 2,000 shares authorized, issued, and outstanding as of April 30, 2024 and 2025, respectively	(2,000.00)	(2,000.00)
Class B Ordinary Non-Voting Shares, par value €1 per share: nil and 100,000 shares authorized as of April 30, 2024 and 2025, respectively; nil and 18,000 shares issued and outstanding as of April 30, 2024 and 2025, respectively		(18,000.00)
Class C Redeemable Preference Shares, par value €1 per share: nil and 10,000 shares authorized as of April 30, 2024 and 2025, respectively; nil shares issued and outstanding as of April 30, 2024 and 2025	0.00	0.00
Additional paid-in capital	0.00	0.00
Accumulated deficit	203,817.46	2,193,438.75
Accumulated other comprehensive income	190.10	(3,758.62)

Total shareholders’ deficit	202,007.56	2,169,680.13

Total liabilities, mezzanine equity and shareholders’ deficit	(223,171.70)	(1,446,004.54)

	As of April 30, 2024	As of April 30, 2025	As of April 30, 2024	As of April 30, 2025
	Euro	Euro	Thousand Euro	Thousand Euro
Revenue, net	0.00	(340,581.08)	-	(340)

Cost of revenues	0.00	199,439.72	-	199

Gross income	0.00	(141,141.36)	-	(141)

General and administrative expenses	193,948.96	1,388,258.28	194	1,388
Research and development expenses	0.00	785,425.64	-	785
Operating Loss	193,948.96	2,032,542.56	194.00	2,032.00

Interest expenses, net	6,933.00	127,205.63	7	127
Gain from the sale of controlling interests in ESGCX	0.00	(179,174.20)	-	(179)
Impairment of goodwill	0.00	82,378.68	-	82
Foreign currency remeasurement gain	0.00	(77,203.31)	-	(77)
Other (expense) income, net	2,935.50	1,323.96	3	1

Total other income (expense), net	9,868.50	(45,469.24)	10	(46)

LOSS BEFORE INCOME TAXES	203,817.46	1,987,073.32	204.00	1,986.00

Provision for income tax	0.00	0.00	-	-

Loss before equity in net loss of equity method investment	203,817.46	1,987,073.32	204.00	1,986.00

Equity in losses of equity method investee	0.00	2,547.97	-	3

Net Loss	203,817.46	1,989,621.29	204.00	1,989.00

Weighted average shares
Basic			2,000	11,541
Diluted			2,000	11,541
Loss per share (basic)			101.91	172.40
Loss per share (diluted)			101.91	172.40

Other comprehensive loss:
Foreign currency translation adjustments	190.10	(3,948.72)	-	(5)
Release of cumulative translation adjustment upon disposal of a foreign subsidiary			-	1

Total comprehensive loss	204,007.56	1,985,672.57	204.00	1,985.00

Note 5 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended April 30, 2024, 2025 and 2026:

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	125,618,177	375,349,324	158,907,578	1,014,347
Consulting and solution services	2,800,620	65,011,839	97,388,932	621,658
Sale of NFTs	50,936,854	-	-	-
Royalty revenue	0	0	4,682	30
Total operating revenues	179,355,651	440,361,163	256,301,192	1,636,035

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Accounts receivable	9,139,641	8,863,082	56,575
Less: Allowance for expected credit loss	-	-	-
Accounts receivable, net	9,139,641	8,863,082	56,575

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
At cost:
Buildings	-	26,318,874	168,000
Land	-	48,877,909	312,000
Vehicles	-	82,149,563	524,381
Computer hardware and equipment	-	48,675,360	310,707
Furniture, fixtures and office equipment	3,994,348	9,820,078	62,684
Leasehold improvements	-	523,678	3,343
Total cost	3,994,348	216,365,461	1,381,115
Accumulated depreciation	(3,066,490)	(100,602,892)	(642,174)
Property and equipment, net	927,858	115,762,569	738,941

The acquired PML subgroup had property and equipment with a consolidated carrying amount of JPY129,438,101 (USD826,236) as of the January 20, 2026 Acquisition Date. Depreciation expense for the years ended April 30, 2024, 2025 and 2026 was JPY1,083,322, JPY827,117 and JPY21,830,096 (USD139,346), respectively.

Note 8 – Intangible assets

The components of intangible assets as of April 30, 2025 and 2026 are as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Intangible assets subject to amortization
Legacy software - cost*	11,800,000	11,800,000	75,322
Accumulated amortization - legacy software	(1,180,000)	(3,540,000)	(22,597)
Capitalized software / platform**	-	-	-
Total intangible assets, net	10,620,000	8,260,000	52,726

*	During the year ended April 30, 2025, the Company purchased software with an original purchase price of JPY31,800,000 (USD222,954). In connection with the purchase, the Company received a government grant of JPY20,000,000 (USD140,223). The grant was offset against the gross acquisition cost, resulting in a net cost basis of JPY11,800,000 (USD82,731). The software is amortized on a straight-line basis over five years.

Amortization expense recognized for the years ended April 30, 2024, 2025 and 2026 was nil JPY1,180,000 and JPY2,360,000 (USD15,064), respectively. The Company’s legacy software is amortized on a straight-line basis over an estimated useful life of five years.

The 2026 amount recognized relates to the Company’s legacy software.

Estimated amortization of the Company’s legacy software is as follows:

Years ending April 30,	JPY	USD
2027	2,360,000	15,064
2028	2,360,000	15,064
2029	2,360,000	15,064
2030	1,180,000	7,532
2031	-	-
Thereafter	-	-
Total	8,260,000	52,726

Note 9 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Salary and benefit payables	19,420,822	31,562,991	201,474
Consumption tax payable	12,430,909	1,096,304	6,998
Professional service fee	8,296,135	47,661,181	304,233
Communication costs	5,068,589	2,983,598	19,045
Advertisement	2,233,000	-	-
Withholding tax	1,557,198	1,149,463	7,337
Outsourced research and development costs	1,214,400	10,145,089	64,759
Corporate business tax	950,000	950,000	6,064
Resident tax for employees	511,900	220,000	1,404
Other	783,450	6,39,599	40,851
	52,466,403	102,168,225	652,165

Professional service fees include JPY8,006,062 (USD51,105) of due diligence fees accrued in the year ended April 30, 2026 and JPY1,782,361 (USD11,377) of share issuance costs payable. Others mainly consist of other payables and accruals of the subsidiaries acquired during the year, including accrued interest, accrued contract labor costs and credit card balances.

Note 10 – Borrowings

As of April 30, 2026, the Company had total third-party borrowings of JPY33,859,000 (USD216,131), of which JPY15,204,000 (USD97,051) was current and JPY18,655,000 (USD119,080) was non-current. Outstanding balances of borrowings are as follows:

As of April 30, 2025

	Balance JPY	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
Kiraboshi Bank	24,563,000	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Shoko Chukin Bank	24,500,000	Sep. 30, 2027	2.69%
Total loans	49,063,000
Less: Loan origination fee	-
Current portion of long – term loan	(15,204,000)
Long-term loan – due over one year	33,859,000

As of April 30, 2026

	Balance JPY	Balance USD	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
Kiraboshi Bank	19,559,000	124,850	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Shoko Chukin Bank	14,300,000	91,281	Sep. 30, 2027	2.69%
Total borrowings	33,859,000	216,131
Less: current portion	(15,204,000)	(97,051)
Long-term borrowings	18,655,000	119,080

Interest expense on the parent company’s third-party bank loans for the years ended April 30, 2024, 2025 and 2026 amounted to JPY3,427,580, JPY1,770,933 and JPY7,976,296 (USD50,915), respectively. The maturity schedule below relates to the parent company’s JPY33,859,000 (USD216,131) of bank loans. Other short-term borrowings are classified as current and are not included in the contractual bank-loan maturity schedule.

Years ending April 30,	JPY	USD
2027	15,204,000	97,051
2028	8,687,000	55,451
2029	5,004,000	31,942
2030	4,964,000	31,687
2031	-	-
Thereafter	-	-
Total	33,859,000	216,131

Other short-term borrowings primarily consist of short-term financing and related accrued interest of subsidiaries acquired during the year. Related-party indebtedness is presented separately in Note 16.

Note 11 – Operating leases

The Company and its subsidiaries are parties to operating lease arrangements for office and data-center space. None of the amounts disclosed below for these leases contain variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. Where a lease does not provide an implicit discount rate, the Company uses an incremental borrowing rate based on the information available at the commencement or acquisition date in determining the present value of lease payments.

As of April 30, 2025, the Company had operating lease liabilities in the amount of JPY2,775,741 and the corresponding operating lease right-of-use assets of JPY3,471,991.

Rent and operating lease expenses of the parent company for the year ended April 30, 2024, 2025 and 2026 were JPY8,355,000, JPY8,355,000 and JPY8,355,000 (USD53,332), respectively. Following the Acquisition, the consolidated group also includes the PML Cyprus office lease and the Perpetual IT GmbH Equinix data-center lease.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of April 30, 2026 is as follows:

	Operating Leases
	JPY	USD
2027	29,279,335	186,897
2028	21,369,048	136,404
2029	9,473,051	60,469
Total lease payments	60,121,434	383,770
Less imputed interest	(5,258,813)	(33,568)
Present value of operating lease liabilities	54,862,622	350,202
Less: current obligation	(28,143,016)	(179,644)
Long-term obligation as of April 30, 2026	26,719,606	170,558

Supplemental disclosure related to operating leases were as follows:

	For the year ended April 30, 2026
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	9,686,243	61,830
Weighted average remaining lease term of operating leases	2.22 years
Weighted average discount rate of operating leases	7.38%

Note 12 – Income taxes

The Company is domiciled in Japan and is subject to Japanese national and local income taxes, inhabitant tax and enterprise tax. Following the January 20, 2026 acquisition of PML, the consolidated group is also subject to income taxes in foreign jurisdictions in which its subsidiaries operate, including Cyprus, Germany, Switzerland and the United States. The April 30, 2024 and 2025 comparative information reflects the parent company before the Acquisition.

Effective May 1, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis. The adoption did not affect the Company’s financial position or results of operations but expands the annual income tax disclosures, principally the income tax rate reconciliation and income taxes paid by jurisdiction.

Income (loss) before income taxes

The components of loss before income taxes are as follows:

For the years ended April 30,	2024	2025	2026	2026
	JPY	JPY	JPY	USD
Domestic (Japan)	(336,339,168)	(256,696,946)	(2,422,369,760)	(15,462,593)
Foreign	-	-	(332,076,925	(2,119,730)
Total loss before income taxes	(336,339,168)	(256,696,946)	(2,754,446,685)	(17,582,323)

Provision for income taxes

The significant components of the provision for income taxes are as follows:

For the years ended April 30,	2024	2025	2026	2026
	JPY	JPY	JPY	USD
Current income tax expense (benefit)	-	-	-	-
Deferred income tax expense (benefit)	(188,496)	-	-	-
Total provision for income taxes	(188,496)	-	-	-

Income tax rate reconciliation

For FY2026, the Company uses the Japanese national statutory income tax rate applicable to the parent company, its jurisdiction of domicile, as the starting point for the reconciliation. The rate reconciliation is presented using the categories required by ASU 2023-09.

Year ended April 30, 2026	JPY	%	USD
Tax at Japanese statutory income tax rate	(952,764,660)	34.6%	(6,081,735)
State and local income tax, net of national income tax effect	-	-	-
Foreign tax effects	45,881,281	(1.7)%	292,872
Effect of changes in tax laws or rates	-	-	-
Effect of cross-border tax laws	-	-	-
Tax credits	-	-	-
Changes in valuation allowances	187,885,447	(6.8)%	1,199,320
Nontaxable or nondeductible items – acquisition-related expense	700,176,678	(25.4)%	4,469,403
Outside-basis / related-company share basis difference	-	-	-
Others	18,821,254	(0.7)%	120,140
Effective income tax rate / provision	-	-	-

The comparative FY2024 and FY2025 rate reconciliations, prior to adoption of ASU 2023-09, were as follows:

Year ended April 30,	2024	2025
Japanese statutory income tax rate	34.6%	34.6%
Deferred IPO costs	11.8%	—
Non-taxable income	1.0%	—
Valuation allowance	(45.9)%	(33.4)%
Share-based compensation	(0.2)%	—
Non-deductible compensation	—	—
Others	(1.2)%	(1.2)%
Effective tax rate	0.1%	0.0%

Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for temporary differences and tax loss carryforwards and are measured using enacted tax rates expected to apply when the related amounts are recovered or settled. The April 30, 2025 comparative amounts below reflect the parent company.

As of April 30,	2025	2026	2026
	JPY	JPY	USD
Japan tax loss carryforwards	438,955,724	565,712,853	3,611,087
Other Japan temporary differences	29,932,840	35,177,137	224,544
Foreign tax loss carryforwards	-	144,922,730	925,078
Foreign / other deferred tax assets	-	55,260,105	352,739
Gross deferred tax assets	468,888,564	801,072,825	5,113,448
Valuation allowance	(466,899,408)	(784,834,476)	(5,009,795)
Deferred tax assets, net	1,989,156	16,238,349	103,653
Parent / other deferred tax liabilities	(1,989,156)	(3,854,002)	(24,601)
Foreign / other deferred tax liabilities	-	(12,384,347)	(79,052)
Deferred tax liabilities	(1,989,156)	(16,238,349)	(103,653)
Net deferred tax asset (liability)	-	-	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible and tax loss carryforwards are available.

Income taxes paid

Income taxes paid, net of refunds received, are presented by jurisdiction below.

Year ended April 30, 2026	JPY	USD
Japan – national income taxes	-	-
Japan – local income taxes	-	-
Cyprus	-	-
Germany	89,560	572
Switzerland	-	-
United States	-	-
Other foreign jurisdictions	-	-
Total income taxes paid, net of refunds	89,560	572

Uncertain tax positions

The Company recognizes the financial statement effects of a tax position when it is more likely than not that the position will be sustained upon examination. Interest and penalties related to uncertain tax positions are recognized in income tax expense.

(b) Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales and expenses in the statements of operations. The Company is subject to the applicable Japanese consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions. For qualifying overseas sales, the Company is exempt from Japanese consumption tax. Qualified input consumption tax paid to suppliers may be deducted against output consumption tax on domestic sales. Excess input consumption tax refundable from the tax authorities is presented as a non-income tax receivable when applicable.

Note 13 – Virtual Shares

On November 21, 2024, PML entered into a virtual shareholder arrangement under which a counterparty was granted a non-equity economic interest equivalent to 470 virtual shares (the “Virtual Shares”), representing approximately 2.35% of PML’s issued share capital on a fully diluted basis at inception. The arrangement does not confer legal ownership, voting rights or participation in management. PML issued the Virtual Shares in exchange for the surrender of 10,234 Class B ordinary non-voting shares, which were reallocated proportionally among PML’s remaining shareholders.

The Virtual Shares also include a liquidation preference that is separate from the Virtual Preferred Dividend and the 8% annual non-compounding interest. As of April 30, 2026, no liquidity event occurred. The Company classified Virtual Shares as mezzanine equity as of April 30, 2026, because settlement may occur upon a liquidity event that is not solely within the Company’s control. The Company did not classify the Virtual Shares as liabilities under ASC 480 and did not recognize a liability for the Virtual Preferred Dividend or liquidation preference as of April 30, 2026. The carrying amount of the Virtual Shares was JPY 323,826,973 (USD 2,067,069) as of April 30, 2026.

The Virtual Shares provide economic participation rights, including dividend and liquidation participation rights, and customary tag-along and drag-along rights. The arrangement includes a stated preferred return of US$2.0 million (the “Virtual Preferred Dividend”), payable from available profits upon declaration, together with separate non-compounding interest at 8% per annum until the Virtual Preferred Dividend is paid. Monthly payments of US$13,333 settle the 8% interest and do not reduce the US$2.0 million Virtual Preferred Dividend. PML may settle the interest in cash, through offset against amounts owed by the virtual shareholder or its affiliates, or in kind through additional Virtual Shares. The arrangement also permits PML, upon satisfaction of the preferred return, to elect to convert the Virtual Shares into Class B ordinary non-voting shares.

Historical classification

Prior to the Acquisition, PML classified the Virtual Shares as mezzanine (temporary) equity under ASC 480-10-S99-3A because settlement may occur upon a liquidity event that is not solely within PML’s control. PML did not classify the Virtual Shares as liabilities under ASC 480 and did not recognize a separate liability for the Virtual Preferred Dividend or liquidation preference as of April 30, 2025. PML’s carrying amount of the Virtual Shares at April 30, 2025 was EUR1,762,357, consisting of EUR1,772,357 transferred from additional paid-in capital, less EUR10,000 of issuance costs.

The April 30, 2025 amount is PML’s pre-Acquisition carrying amount and is not included in the Company’s April 30, 2025 balance sheet because PML was not acquired until January 20, 2026.

Acquisition and FY2026 presentation

The January 20, 2026 Acquisition did not constitute a liquidity event under the Virtual Shareholder Agreement and did not trigger the liquidation preference. The virtual shareholder elected to participate in the related share exchange pursuant to its tag-along rights.

The acquired subgroup originally recorded JPY879,549,887 (USD5,614,387) as Virtual Shares at the January 20, 2026 Acquisition Date. Of that amount, JPY551,129,252 (USD3,517,997) represented share premium on PML’s Class B ordinary shares and JPY4,593,663 (USD29,322) represented amounts unrelated to the Virtual Shareholder Agreement; these were reclassified to additional paid-in capital and accumulated deficit, respectively, in the acquisition accounting. The resulting Acquisition Date carrying amount of the Virtual Shares was JPY323,826,972 (USD2,067,069), which is the amount presented as mezzanine equity at April 30, 2026. Following the Acquisition, the Company reassessed the classification of the Virtual Shares and concluded that they continue to meet the criteria for mezzanine (temporary) equity under ASC 480-10-S99-3A, on the same basis applied by PML prior to the Acquisition, as redemption may be triggered only upon a liquidity event that is not solely within the Company’s control.

Note 14 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. As of April 30, 2024 and 2025, the Company had 15,076,900 ordinary shares issued and outstanding. As of April 30, 2026, the Company had 33,872,687 ordinary shares issued and outstanding.

During the year ended April 30, 2026, the Company issued 175,952 ordinary shares in a private placement, 15,570,835 ordinary shares upon exercises of pre-funded, investor and placement-agent warrants, and 3,049,000 ordinary shares in connection with the acquisition of PML The resulting share-count rollforward is presented below.

On August 27, 2025, the Company entered into an investment agreement with a non-U.S. investor to issue 175,952 ordinary shares at JPY84 (USD0.55) per share for gross proceeds of JPY14,779,968 (USD94,347). The private placement closed on September 16, 2025.

On April 30, 2026, the Company completed the issuance of 3,049,000 ordinary shares to former shareholders of PML in connection with the Acquisition.

Ordinary share activity	Shares
Balance, April 30, 2025	15,076,900
Private placement	175,952
Warrant exercises	15,570,835
Shares issued in connection with Acquisition	3,049,000
Balance, April 30, 2026	33,872,687

Series P preference shares

In connection with the acquisition of Perpetual Markets Ltd., the Company issued 53,051,000 Series P preference shares during the year ended April 30, 2026. As of April 30, 2026, 53,051,000 Series P preference shares were issued and outstanding, with a carrying amount of JPY3,390,827,370 (USD21,644,500). See Note 4 for additional information regarding the Acquisition.

Capital reduction

On April 30, 2026, the Company’s shareholders approved a reduction of stated capital. Based on the Company’s current accounting records, JPY515,927,394 (USD3,293,294) was reclassified from ordinary share capital to additional paid-in capital, reducing stated capital to JPY287,395,530 (USD1,834,518). The transaction had no effect on total shareholders’ equity.

Warrants

On October 15, 2025, the Company completed the initial closing of a private placement for gross proceeds of approximately US$5.0 million, issuing pre-funded warrants and ordinary warrants, each covering 12,019,235 ordinary shares. On November 18, 2025, the Company completed a second closing for gross proceeds of US$2.08 million, issuing additional pre-funded warrants and ordinary warrants, each covering 5,000,000 ordinary shares. The pre-funded warrants have an exercise price of US$0.0001 per ordinary share and expire when exercised in full. The ordinary warrants have an exercise price of US$0.544 per ordinary share and expire in October 2030 and November 2030 for the first and second closing tranches, respectively.

In connection with the two private-placement closings, placement-agent warrants covering 680,770 ordinary shares were issued at an exercise price of US$0.416 per ordinary share with five-year terms. As of April 30, 2026, 221,250 of those warrants had been exercised and 459,520 remained outstanding.

On April 30, 2026, following satisfaction of the conditions approved by shareholders on January 16, 2026 and the Board’s April 1, 2026 written resolution, the Company issued Sigma9 Capital Ltd. warrants to purchase 2,500,000 ADSs, representing 12,500,000 ordinary shares. The warrants are exercisable at US$5.00 per ADS and have a three-year term.

FY2026 warrant class	Issued	Exercised	Outstanding Apr. 30, 2026	Exercise price
Pre-funded warrants	17,019,235	13,737,595	3,281,640	US$0.0001/share
Ordinary investor warrants	17,019,235	1,611,990	15,407,245	US$0.544/share
Placement-agent warrants	680,770	221,250	459,520	US$0.416/share
Sigma9 strategic warrants	12,500,000	-	12,500,000	US$5.00/ADS
Total FY2026 warrants	47,219,240	15,570,835	31,648,405

The warrant activity below is based on the Company’s issuance records through April 30, 2026. The 55,200 legacy underwriter warrants outstanding at April 30, 2026 were issued in a prior fiscal year and are therefore excluded from the FY2026 issuance table. Employee share options are disclosed separately in Note 15.

Note 15 – Share-based compensation

For the year ended April 30, 2026, the parent company recognized no share-based compensation expense.

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

A summary of the employee equity award activity under the 2019 Plan through April 30, 2026 is stated below:

	Number of options	Weighted- average exercise price JPY	Weighted- average remaining contractual term Years	Aggregate intrinsic Value JPY
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2025	1,020,000	2.00	3.8	52.5
Vested at April 30, 2025	1,020,000	2.00	3.8	52.5
Exercisable at April 30, 2025	1,020,000	2.00	3.8	52.5
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2026	1,020,000	2.00	2.8	256.2
Vested at April 30, 2026	1,020,000	2.00	2.8	256.2
Exercisable at April 30, 2026	1,020,000	2.00	2.8	256.2

	Number of options	Weighted- average exercise price USD	Weighted- average remaining contractual term Years	Aggregate intrinsic Value USD
Outstanding, April 30, 2025	1,020,000	0.01	3.8	0.4
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2026	1,020,000	0.01	2.8	1.6
Vested at April 30, 2026	1,020,000	0.01	2.8	1.6
Exercisable at April 30, 2026	1,020,000	0.01	2.8	1.6

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

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price JPY	Weighted- average remaining contractual term Years	Aggregate intrinsic Value JPY
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Granted	-	-	-	-
Forfeited	(1,960,000)	50	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2025	-	-	-	-
Outstanding, April 30, 2026	-	-	-	-

	Number of options	Weighted- average exercise price USD	Weighted- average remaining contractual term Years	Aggregate intrinsic Value USD
Outstanding, April 30, 2024	1,960,000	0.4	5.2	0.5
Granted	-	-	-	-
Forfeited	(1,960,000)	0.4	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2025	-	-	-	-
Outstanding, April 30, 2026	-	-	-	-

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

No options under the 2019 Trust-Type Plan were outstanding at April 30, 2026, and there was no activity under the plan during the year ended April 30, 2026.

Note 16 – Related Party Transactions

Related party transactions

Related parties include directors, officers, significant shareholders and entities controlled by or under common control with such persons. Transactions and balances with consolidated subsidiaries are eliminated in consolidation.

Related-party balances

Amounts due from and due to related parties were as follows:

	Nature of transaction	April 30, 2025	April 30, 2026	April 30, 2026
		JPY	JPY	USD
Receivables from related parties
PM MTF Ltd.	Amounts receivable arising from licensing arrangements royalties, and unsettled payments for shares of PM MTF Ltd	-	57,047,550	364,149
Total receivables from related parties			57,047,550	364,149
Payables to related parties — current
Patrick Gruhn	Amounts payable to a director for acquisition of Kephas Corporation	-	162,343,156	1,036,277
Panagiota Ziourti	Amounts payable to a director for purchases of office supplies	-	45,937	293
Total payables to related parties		-	162,389,093	1,036,570
Total loans to related parties — noncurrent
Lorem Ipsum RM UG GmbH	Loan principal and accrued interest under an unsecured, subordinated financing facility.	-	400,651,190	2,557,457
Patrick Gruhn	Funding advances received from a director.	-	216,004,619	1,378,811
Total loans to related parties, noncurrent		-	616,655,809	3,936,268

Receivables from related parties at April 30, 2026 principally represent JPY 57,047,550 (USD 364,149) due from PM MTF Ltd. The balance includes amounts due to Perpetual Markets Ltd (“PML”) in respect of royalty from licensing arrangements, and unsettled payments for shares of PM MTF Ltd. PM MTF Ltd was formerly a wholly owned subsidiary of PML. On November 28, 2025, PM MTF Ltd’s board approved the transfer of PML’s entire shareholding to five transferees, including Patrick Gruhn, Panagiota Ziourti and Lorem Ipsum RM UG. Accordingly, PM MTF Ltd. was not a subsidiary of the Company at the Acquisition Date and the receivable is not eliminated on consolidation.

Current payables to related parties at April 30, 2026 comprise JPY 162,343,156 (USD 1,036,277) due to Patrick Gruhn, a director of the Company, in connection with the acquisition of Kephas Corporation. The remaining balance of JPY 45,937 (USD 293) is payable to Panagiota Ziourti, a director of the Company, in respect of purchases of office supplies.

Indebtedness to related parties, noncurrent includes amounts due to Lorem Ipsum RM UG GmbH and Patrick Gruhn.

Lorem Ipsum RM UG GmbH facility

The Company has an unsecured loan facility with Lorem Ipsum RM UG GmbH with a maximum principal amount of JPY 162,343,156 (USD 1,036, 277). The facility is subordinated to PML’s other obligations, bears interest at 7% per annum and is repayable in full on November 16, 2028, with prepayment permitted without penalty. At April 30, 2026, JPY 156,660,001 (USD 1,000,000) of principal and JPY 5, 683,155 (USD 36,277) of accrued interest were outstanding. The principal was fully drawn before the Acquisition Date. Interest of JPY 5,683,155 (USD 36,277) accrued from the Acquisition Date through April 30, 2026.

Patrick Gruhn balances at Kephas Corporation

At April 30, 2026, the Company had JPY 216,004,619 (USD 1,378,812) in amounts owing to Patrick Gruhn, included in loans to related parties, noncurrent in the accompanying consolidated balance sheet. During the year ended April 30, 2026, Patrick Gruhn advanced the Company an aggregate JPY 59,530,800 (USD 380,000) and the Company repaid amounts of JPY 1,997,256 (USD 12,749).

Note 17 – Commitments and contingencies

Lease commitments

The Company and its subsidiaries are parties to operating lease arrangements for office and data-center space. The related lease liabilities and future minimum lease payments as of April 30, 2026 are disclosed in Note 11 - Operating leases.

Litigation

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director. The complaint, dated December 18, 2023 and served on January 12, 2024, alleged that Mr. Kobayashi intentionally delayed or misrepresented procedures necessary for certain shareholders to sell their shares following the Company’s initial public offering and that the Company was liable for damages under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages of US$2,925,747, plus interest and costs. In connection with the proceedings, JPY31,486,253 (US$200,985) of the Company’s bank balances remained restricted as of April 30, 2026 pursuant to provisional attachment orders and is presented as restricted cash in the consolidated balance sheet. On July 17, 2026, subsequent to year end, the parties reached a judicial settlement under which the defendants agreed to pay JPY20,000,000 (USD127,665) to resolve all claims. The settlement amount was paid on July 27, 2026, and the plaintiffs agreed to withdraw the outstanding provisional attachment orders following payment.

Alexander Capital litigation

On April 21, 2026, Alexander Capital, L.P. filed an action against the Company in the United States District Court for the Southern District of New York alleging breach of contract and seeking approximately US$4.495 million in damages. The matter was pending as of April 30, 2026. No provision for this matter has been separately recorded in the consolidated financial statements. The ultimate outcome of the proceeding cannot presently be determined from the information available to the Company.

Kephas Corporation, a subsidiary acquired in the Acquisition, and certain of its officers and directors are named defendants in the following actions: James Warren v. Kephas Corporation and Patrick Gruhn; Ronald R. Thompson v. Ryan Braswell, Patrick Gruhn and Kephas Corporation; Rachel Ann Thompson v. Patrick Gruhn, Daniel Bentley and Kephas Corporation, Case No. 25CV21144; and Rachel Ann Thompson v. Patrick Gruhn, Daniel Bentley and Kephas Corporation, Case No. 26CV24312. In addition, Modulus Global, Inc. v. Patrick Gruhn and Stephen Stephens, Case No. 2:24-cv-03195-ROS, was dismissed without prejudice. The Company has evaluated these matters in accordance with ASC 450 and has concluded that a loss is not both probable and reasonably estimable as of April 30, 2026. Accordingly, no provision has been recorded, and the Company is unable to estimate a range of reasonably possible loss.

Note 18 – Subsequent events

Dissolution of dormant subsidiary

On May 22, 2026, PerpetualPay Ltd., a dormant Polish subsidiary held through PML, was dissolved. The dissolution did not result in a material change to the consolidated group’s operations.

Termination of PML customer arrangement

In May 2026, PML and its sole customer mutually agreed to terminate their SaaS Agreement before its contractual expiration date in exchange for a negotiated early termination fee. The termination occurred after the April 30, 2026 balance-sheet date.

Settlement of shareholder litigation

On July 17, 2026, the Company and Mr. Satoshi Kobayashi reached a judicial settlement with the plaintiffs in the Tokyo District Court litigation described in Note 17. The defendants agreed to pay JPY20,000,000 (USD127,665), jointly and severally, in full settlement of the claims. Payment was completed on July 27, 2026. Upon payment, the plaintiffs agreed to release the remaining claims and withdraw the provisional attachment orders affecting the Company’s bank accounts.

Warrant exercises

From May 1, 2026 through August 12, 2026, holders exercised warrants resulting in the issuance of 6,698,005 ordinary shares for aggregate cash proceeds of approximately US$2.345 million. The exercises included pre-funded warrants, ordinary investor warrants and placement-agent warrants. The Company’s latest cap table reflects warrant exercise activity through August 12, 2026.

Except as disclosed above, the Company has not identified any other material subsequent events requiring disclosure through the date these consolidated financial statements were available to be issued.