Form 20-F/A
period 2026-04-30
Perpetuals.com Ltd
filed 2026-09-18
CIK 1944399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment no. 1

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

Perpetuals.com Ltd.

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

EXPLANATORY NOTE

Perpetuals.com Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended April 30, 2026, which was originally filed with the U.S. Securities and Exchange Commission on September 15, 2026 (the “Original Filing”).

The primary purpose of this Amendment is to correct minor typographic errors in the Company’s audited consolidated financial statements. Subsequent to the Original Filing, management identified errors in the following portions of the Original Filing: the consolidated balance sheets, consolidated statements of operations and comprehensive loss, the consolidated statements of cash flows, two of the Company’s risk factors, and Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects, Item 7. Major Shareholders and Related Party Transactions, Item 15. Controls and Procedures, and Item 16C. Principal Accountant Fees and Services.

As a result, this Amendment updates the following sections of the Original Filing to reflect these corrections:

1.	Correct a typographic error on the USD value of total shareholders’ equity as of April 30, 2026.

2.	Correct typographic errors in the JPY and USD values of general and administrative expenses and total operating expenses for the year ended April 30, 2026.

3.	Correct a typographic error in the JPY value of net loss for the year ended April 30, 2026.

4.	The JPY and USD values for interest expense in the consolidated statements of cash flows for the year ended April 30, 2026 were inadvertently included on the line for share-based compensation expense for the aforementioned period. These amounts were moved to a separate line for interest expense.

5.	Correct various miscellaneous typographical errors in the footnotes.

6.	Correct typographical errors in the risk factor heading “We have recently transformed our business, and our transformed business has a limited operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful in executing our business strategy.”

7.	Correct typographical errors in Item 5. Operating and Financial Review and Prospects.

8.	Correct the amount of net cash used in operating activities for the year ended April 30, 2026 in the consolidated statements of cash flows, including the related non-cash adjustment of JPY2,006,307,904.

9.	Correct the weighted average number of ordinary shares outstanding and basic and diluted net loss per share for the year ended April 30, 2026.

10.	Add a subsequent events disclosure regarding related party loans.

11.	Add disclosures regarding the net proceeds from the issuance of pre-funded warrants and ordinary warrants and the placement agent warrants.

INTRODUCTION

In this Annual Report, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares of Perpetuals.com Ltd. (formerly known as Earlyworks Co., Ltd.), each of which represents five Ordinary Shares (defined below);

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to the ordinary shares of Perpetuals.com Ltd. (formerly known as Earlyworks Co., Ltd.);

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” or “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Perpetuals.com Ltd. (formerly known as Earlyworks Co., Ltd.).

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

v

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our legacy company, Earlyworks, Co., Ltd., was dedicated to optimizing business operations with the use of blockchain technology. On January 20, 2026, our company completed the acquisition of Perpetual Markets Ltd., resulting in the rebranding of our company as Perpetuals.com Ltd. and our Nasdaq ticker symbol changing to PDC (the “Acquisition”). Following the Acquisition, we are positioned as an AI-powered financial services company focused on providing infrastructure, services, and financial products designed to enable responsible financial market participation from global clients.

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

As of April 30, 2026, we had cash of approximately JPY132.8 million (US$0.8 million), a working capital deficit of approximately JPY1,827.2 million (US$11.7 million), and net cash used in operating activities of approximately JPY641.4 million (US$4.1 million) for the fiscal year ended April 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern.

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

Our business and operations following the Acquisition differ materially from those of the prior periods reflected in our historical financial statements, and our consolidated results for the fiscal year ended April 30, 2026 still predominantly reflect the legacy pre-Acquisition business. We have only a limited operating history with respect to our current products, services, business models, and sources of revenue.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We were incorporated in Japan on May 1, 2018 as a joint-stock corporation with limited liability pursuant to the laws of Japan. The Company was formerly known as Earlyworks Co., Ltd. and changed its name to Perpetuals.com Ltd. in connection with the rebranding in January 2026. On January 20, 2026, the Company acquired 100% of the outstanding shares of Perpetual Markets Ltd., making it a wholly owned subsidiary of the Company (the “Acquisition”).

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

B. Business Overview

For the fiscal years ended April 30, 2026, 2025, and 2024, we had total revenue of JPY 256.3 million (US$1.6 million), JPY440.4 million (US$3.1 million), and JPY179.4 million, respectively. For the same fiscal years, we had net loss of approximately JPY 2,742.2 million (US$17.5 million), JPY256.7 million net loss (US$1.8 million), and JPY336.2 million net loss, respectively.

The Acquisition

Our legacy company, Earlyworks, Co., Ltd., was dedicated to optimizing business operations with the use of blockchain technology. On January 20, 2026, our company completed the Acquisition, resulting in the rebranding of our company as Perpetuals.com Ltd. and our Nasdaq ticker symbol changing to PDC.

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

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
OPERATING REVENUES
Software and system development services	1,014,347	158,907,578	62.0%	375,349,324	85.2%	125,618,177	70.0%
Consulting and solution services	621,658	97,388,932	38.0%	65,011,839	14.8%	2,800,620	1.6%
Sale of NFTs	-	-	-	-	-	50,936,854	28.4%
Royalty Revenue	30	4,682	-	-	-	-	-
TOTAL OPERATING REVENUES	1,636,035	256,301,192	100.0%	440,361,163	100.0%	179,355,651	100.0%
COST OF REVENUES	(663,362)	(103,922,257)	-40.5%	(213,258,663)	-48.4%	(37,582,914)	-21.0%
GROSS PROFIT	972,673	152,378,935	59.5%	227,102,500	51.6%	141,772,737	79.0%
OPERATING EXPENSES:
Selling and marketing expenses	(442,575)	(69,333,752)	-27.1%	(74,465,551)	-16.9%	(55,259,489)	-30.8%
General and administrative expenses	(17,941,181)	(2,810,665,387)	-1,096.6%	(355,237,986)	-80.7%	(390,301,519)	-217.6%
Share-based compensation expenses	-	-	-	-	-	(1,616,463)	-0.9%
Research and development expenses	(150,375)	(23,557,762)	-9.2%	(43,252,205)	-9.8%	(76,081,726)	-42.4%
TOTAL OPERATING EXPENSES	(18,534,131)	(2,903,556,901)	-1,132.9%	(472,955,742)	-107.4%	(523,259,197)	-291.7%
LOSS FROM OPERATIONS	(17,561,458)	(2,751,177,966)	-1,073.4%	(245,853,242)	-55.8%	(381,486,460)	-212.7%
Gain (loss) on digital assets	745	116,715	-	(156,213)	-	(61,860)	-
Interest expenses, net	(103,826)	(16,265,421)	-6.3%	(1,716,856)	-0.4%	(1,589,399)	-0.9%
Foreign exchange gain (loss), net	146,027	22,876,553	8.9%	(10,226,794)	-2.3%	46,666,234	26.0%
Government grants	-	-	-	1,255,000	0.3%	-	-
Other (expense) income, net	14,160	2,218,288	0.9%	1,159	-	132,317	0.1%
LOSS BEFORE INCOME TAXES	(17,504,352)	(2,742,231,831)	-1,069.9%	(256,696,946)	-58.2%	(336,339,168)	-187.5%
Provision for income tax	-	-	-	-	-	188,496	0.1%
NET LOSS	(17,504,352)	(2,742,231,831)	-1,069.9%	(256,696,946)	-58.2%	(336,150,672)	-187.4%

Revenue

The following table sets forth the breakdown of our revenue by category, both in absolute amount and as a percentage of the total revenue for each category for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Software and system development services	1,014,347	158,907,578	62.0%	375,349,324	85.2%	125,618,177	70.0%
Consulting and solution services	621,658	97,388,932	38.0%	65,011,839	14.8%	2,800,620	1.6%
Sale of NFTs	-	-	-	-	-	50,936,854	28.4%
Royalty income	30	4,682	-	-	-	-	-
Total	1,636,035	256,301,192	100.0%	440,361,163	100.0%	179,355,651	100.0%

Our total revenue for the fiscal year ended April 30, 2026 decreased by approximately JPY184.06 million, or 41.8%, compared to that of the fiscal year ended April 30, 2025. Our total revenue for the fiscal year ended April 30, 2025 increased by approximately JPY261.0 million, or 145.5%, compared to that of the fiscal year ended April 30, 2024.

Revenue generated from our software and system development services accounted for approximately 62.0%, 85.2% and 70.0% of our total revenue for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. Revenue from software and system development services for the fiscal year ended April 30, 2026 decreased by approximately JPY216.4 million, or 57.7%, compared to that of the fiscal year ended April 30, 2025. The primary reason for the change was lower software and system development revenue generated by the legacy Company. Revenue from software and system development services for the fiscal year ended April 30, 2025 increased by approximately JPY249.7 million, or 198.8%, compared to that of the fiscal year ended April 30, 2024. The primary reason for this increase was an increase in system development projects, including preliminary research conducted before development and maintenance and support provided after delivery.

Revenue generated from our consulting and solution services accounted for approximately 38.0%, 14.8% and 1.6% of our total revenue for the fiscal years ended April 30, 2026, 2025 and 2024, respectively. Revenue from consulting and solution services for the fiscal year ended April 30, 2026 increased by approximately JPY32.4 million, or 49.8%, compared to that of the fiscal year ended April 30, 2025. The primary reasons for the change were higher revenue from consulting and solution projects of the legacy Company and JPY13.2 million of revenue generated by the acquired PML subgroup from the Acquisition Date through April 30, 2026. Revenue from consulting and solution services for the fiscal year ended April 30, 2025 increased by approximately JPY62.2 million, or 2,221.3%, compared to that of the fiscal year ended April 30, 2024. This increase was mainly due to the completion and delivery of new projects that had been undertaken since the fiscal year ended April 30, 2024, which led to an increase in consulting and solution services.

Royalty income was immaterial during the fiscal year ended April 30, 2026 and nil during the fiscal years ended April 30, 2025 and 2024.

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Selling and marketing expenses	442,575	69,333,752	2.4%	74,465,551	15.7%	55,259,489	10.6%
General and administrative expenses	17,941,181	2,810,665,387	96.8%	355,237,986	75.1%	390,301,519	74.6%
Share-based compensation expenses	-	-	-	-	-	1,616,463	0.3%
Research and development expenses	150,375	23,557,762	0.8%	43,252,205	9.2%	76,081,726	14.5%
Total	18,534,131	2,903,556,901	100.0%	472,955,742	100.0%	523,259,197	100.0%

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

General and administrative expenses

General and administrative expenses include (1) professional service fee; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) insurance fee; (4) office operating expenses; (5) taxes and duties; (6) transportation fee; (7) outsourced staff cost; (8) rental expense; (9) Acquisition-related expenses, and (10) other, including depreciation and amortization, entertainment fee. General and administrative expenses for the fiscal year ended April 30, 2026 increased by approximately JPY2,455.4 million, or 691.1%,  compared to those of the fiscal year ended April 30, 2025. The primary reasons for the change were increases in professional service fees, staff salaries and benefits, outsourced staff costs and other administrative costs, including the effects of consolidating the PML subgroup from January 20, 2026. The general and administrative expenses for the fiscal year ended April 30, 2025 decreased by approximately JPY35.1 million, or 9.0%, compared to those of the fiscal year ended April 30, 2024. The primary reason for the decrease was the absence of one-time costs that were incurred in the previous year in connection with the NASDAQ listing. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended April 30, 2026			Year Ended April 30, 2025		Year Ended April 30, 2024
	USD	JPY	%	JPY	%	JPY	%
Acquisition-related costs	12,806,766	2,006,307,904	71.4%	-	-	-	-
Professional service fee	2,348,982	367,991,542	13.1%	184,134,058	51.8%	213,060,659	54.6%
Staff salaries and benefits	1,850,064	289,830,995	10.3%	104,892,633	29.5%	106,792,806	27.4%
Insurance fee	156,978	24,592,235	0.9%	28,103,054	7.9%	26,894,080	6.9%
Office expense	166,108	26,022,540	0.9%	12,356,160	3.5%	11,354,771	2.9%
Taxes and duties	43,322	6,786,749	0.2%	1,494,162	0.4%	7,082,825	1.8%
Transportation fee	24,167	3,786,076	0.1%	9,279,889	2.6%	6,925,970	1.8%
Outsourced staff cost	185,439	29,050,815	1.0%	2,493,225	0.7%	6,695,384	1.7%
Rental expense	72,624	11,377,224	0.4%	8,529,344	2.4%	5,533,245	1.4%
Others	286,731	44,919,307	1.7%	3,955,461	1.2%	5,961,779	1.5%
Total	17,941,181	2,810,665,387	100.0%	355,237,986	100.0%	390,301,519	100.0%

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

Net loss

As a result of the foregoing reasons, we reported a net loss of approximately JPY2,742.2 million (US$17.5 million) for the fiscal year ended April 30, 2026. For comparative purposes, we reported a net loss of approximately JPY256.7 million for the fiscal year ended April 30, 2025, and a net loss of approximately JPY336.2 million for the fiscal year ended April 30, 2024.

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

As of April 30, 2026, we had cash of approximately JPY132.8 million (US$0.8 million), a working capital deficit of approximately JPY1,827.2 million (US$11.7 million), and net cash used in operating activities of approximately JPY641.4 million (US$4.1 million) for the fiscal year ended April 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern. Management has commenced a strategy to raise debt and equity and may seek to refinance existing debt obligations. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a ‘going concern.’”

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended April 30, 2026, 2025 and 2024:

	Year Ended April 30, 2026		Year Ended April 30, 2025	Year Ended April 30, 2024
	USD	JPY	JPY	JPY
Net cash flows used in operating activities	(4,094,488)	(641,442,451)	(191,733,955)	(393,864,227)
Net cash flows provided by (used in) investing activities	(2,870,319)	(449,664,105)	87,764,909	(100,336,193)
Net cash flows provided by (used in) financing activities	7,126,413	1,116,423,943	(119,305,000)	644,854,140
Effect of exchange rate	19,876	3,113,475	(10,257,683)	40,857,242
Net increase (decrease) in cash, cash equivalents and restricted cash	181,482	28,430,862	(233,531,729)	191,510,962
Cash, cash equivalents and restricted cash at the beginning of the year	867,264	135,865,626	369,397,355	177,886,393
Cash, cash equivalents and restricted cash at the end of the year	1,048,746	164,296,488	135,865,626	369,397,355

Operating Activities

Net cash used in operating activities for the fiscal year ended April 30, 2026 was JPY641.4 million (US$4.1 million), primarily reflecting the net loss of JPY2,742.2 million (USD17.5 million), partially offset by non-cash and working-capital adjustments, including depreciation and amortization and changes in contract assets and other payables and accrued liabilities.

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

Investing Activities

Net cash used in investing activities for the fiscal year ended April 30, 2026 was JPY449.7 million (US$2.9 million), primarily attributable to JPY441.6 million (US$2.8 million) for the Acquisition, net of cash acquired and JPY8.1 million (US$.05 million) of property and equipment purchases.

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

Financing Activities

Net cash provided by financing activities for the fiscal year ended April 30, 2026 was JPY1,116.4 million (US$7.1 million), primarily reflecting cash flows associated with the issuance of warrants and ordinary shares, related-party financing activity, proceeds from and repayment of receivables factoring arrangements, and repayment of bank loans.

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

Effect of exchange rate

The effect of exchange rate changes on cash and restricted cash for the fiscal year ended April 30, 2026 was JPY3.1 million (US$0.02 million). The effect of exchange rate changes for the fiscal year ended April 30, 2025 was a decrease of JPY10.3 million (US$0.1 million), while the fiscal year ended April 30, 2024 reflected an increase of JPY40.9 million (US$0.3 million).

Capital Expenditures

We made capital expenditures of JPY8.0 million (US$0.05 million), JPY32.2 million and JPY0.3 million in the fiscal years ended April 30, 2026, 2025 and 2024, respectively. In these fiscal years, our capital expenditures were mainly used for procurement of office equipment and software.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of April 30, 2026:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term loan	33,859,000	15,204,000	13,691,000	4,964,000	-
Short-term loan	-	-	-	-	-
Operating lease obligations	60,121,434	29,279,335	30,842,099	-	-
Loans to related parties	616,655,809	-	616,655,809	-	-
Total	710,636,243	44,483,335	661,188,908	4,964,000	-

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

On July 21, 2026, we entered into a loan agreement with Mr. Satoshi Kobayashi, our Co-Chief Executive Officer, pursuant to which we borrowed JPY13,000,000 (US$85,774) from Mr. Kobayashi. The loan was interest free and unsecured, with a maturity date of October 31, 2026, and has been repaid in full as of the date of this Annual Report . In addition, we borrowed JPY27,000,000 (US$178,147) from Mr. Kobayashi as working capital, which was ratified by our board of directors on August 20, 2026, with a maturity date of October 30, 2026. As of the date of this Annual Report, the outstanding principal balance of this borrowing is JPY27,000,000 (US$178,147).

As of April 30, 2026, the Company had JPY 216,004,619 (USD 1,378,811) in amounts owing to Patrick Gruhn, included in loans to related parties, noncurrent in the accompanying consolidated balance sheet. During the year ended April 30, 2026, Patrick Gruhn advanced the Company an aggregate JPY 59,531,661 (USD 380,005) and the Company repaid amounts of JPY 30,016,490 (USD 191,603)

We own real property used for office space located at 16455 William Foss Road, La Pine, OR 97739. The property was transferred by our co-CEO Patrick Gruhn to Kephas Corporation, our wholly owned subsidiary, in December 2025. The property was valued at $480,000 at the time of transfer.

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

We also identified a further material weakness related to our SEC filing approval procedures during the fiscal year ended April 30, 2026. This weakness arose as a result of personnel turnover, whereby relevant roles and responsibilities had not been properly assessed and assigned following the changes in management. To remediate this weakness, management is strengthening formal review-and-approval controls for future SEC submissions, together with recruiting additional qualified personnel with relevant U.S. GAAP and SEC reporting experience.

Changes in Internal Control over Financial Reporting

Management is continuing to remediate the material weaknesses by appointing a Chief Financial Officer with relevant U.S. GAAP and SEC reporting experience, hiring additional qualified finance and accounting personnel, and implementing enhanced internal control procedures, which are being tested for design and operating effectiveness. In 2026, we will continue to implement additional measures to remediate the existing material weaknesses as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Fiscal Years Ended April 30,
	2026	2025	2024
Audit fees	$150,000	$160,000	$166,428
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$150,000	$160,000	$166,428

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

Perpetuals.com Ltd.

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director
(Principal Executive Officer)

Date: September 18, 2026

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Perpetuals.com Ltd.

Opinion on the Financial Statements

In our opinion, the consolidated financial statements of Perpetuals.com Ltd. and its subsidiaries (collectively the “Company”) present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the year ended April 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

September 18, 2026

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED BALANCE SHEETS

	As of April 30, 2025	As of April 30, 2026	As of April 30, 2026
	JPY	JPY	USD
ASSETS
CURRENT ASSETS:
Cash	104,379,373	132,810,235	847,761
Digital assets	153,764	270,479	1,727
Receivables from related parties	-	57,047,550	364,149
Accounts receivable, net	9,139,641	8,863,082	56,575
Contract assets	17,208,508	-	-
Prepayments	9,350,670	11,053,463	70,557
Short-term deposits	3,096,509	3,096,509	19,766
Income tax receivable	8,276	7,281	46
Value added tax receivable	-	17,446,008	111,362
Other current assets, net	-	15,886,340	101,406
TOTAL CURRENT ASSETS	143,336,741	246,480,947	1,573,349
Property and equipment, net	927,858	114,988,295	733,999
Goodwill	-	9,773,146,875	62,384,443
Intangible assets	10,620,000	8,260,000	52,726
Operating lease right-of-use assets	3,471,991	55,620,856	355,042
Long-term deposits	657,740	657,740	4,199
Restricted cash	31,486,253	31,486,253	200,985
TOTAL ASSETS	190,500,583	10,230,640,966	65,304,743

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Accounts payable	12,167,638	14,783,085	94,364
Payables to related parties	-	162,389,093	1,036,570
Short-term borrowings and current portion of long-term debt	15,204,000	15,204,000	97,051
Other payables and accrued liabilities	52,466,403	102,168,225	652,165
Other payable - investment deferred payment	-	1,743,333,735	11,128,136
Value added tax payable	-	7,610,707	48,581
Operating lease liabilities, current	2,775,741	28,143,016	179,644
TOTAL CURRENT LIABILITIES	82,613,782	2,073,631,861	13,236,511
Loans to related parties, noncurrent	-	616,655,809	3,936,268
Post-employment retirement benefits liability	-	6,270,652	40,027
Bank loans – non-current, net	33,859,000	18,655,000	119,080
Operating lease liabilities, non-current	-	26,719,606	170,558
TOTAL LIABILITIES	116,472,782	2,741,932,928	17,502,444
Commitments and contingencies
Mezzanine equity:
Participating Convertible Preference Virtual Shares: nil and 470 shares as of April 30, 2025 and 2026, respectively	-	323,826,972	2,067,069
SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 and 285,411,408 shares authorized as of April 30, 2025 and 2026, respectively; 15,076,900 and 33,872,687 shares issued and outstanding as of April 30, 2025 and 2026, respectively	50,000,000	10,000,000	63,833
P series preferred shares, nil and 53,051,000 shares authorized, issued and outstanding as of April 30, 2025 and 2026.	-	3,390,827,370	21,644,500
Additional paid-in capital	2,210,480,581	8,689,853,269	55,469,509
Cumulative translation adjustment	-	2,885,038	18,416
Accumulated deficit	(2,186,452,780)	(4,928,684,611)	(31,461,028)
TOTAL SHAREHOLDERS’ EQUITY	74,027,801	7,164,881,066	45,735,230
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	190,500,583	10,230,640,966	65,304,743

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2026	For the year ended April 30, 2026
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	125,618,177	375,349,324	158,907,578	1,014,347
Consulting and solution services	2,800,620	65,011,839	97,388,932	621,658
Sale of NFTs	50,936,854	-	-	-
Royalty revenue	-	-	4,682	30
TOTAL OPERATING REVENUES	179,355,651	440,361,163	256,301,192	1,636,035
COST OF REVENUES	(37,582,914)	(213,258,663)	(103,922,257)	(663,362)
GROSS PROFIT	141,772,737	227,102,500	152,378,935	972,673
OPERATING EXPENSES:
Selling and marketing expenses	(55,259,489)	(74,465,551)	(69,333,752)	(442,575)
General and administrative expenses	(390,301,519)	(355,237,986)	(2,810,665,387)	(17,941,181)
Share-based compensation expenses	(1,616,463)	-	-	-
Research and development expenses	(76,081,726)	(43,252,205)	(23,557,762)	(150,375)
TOTAL OPERATING EXPENSES	(523,259,197)	(472,955,742)	(2,903,556,901)	(18,534,131)
LOSS FROM OPERATIONS	(381,486,460)	(245,853,242)	(2,751,177,966)	(17,561,458)
Fair value gain(loss) on digital assets	(61,860)	(156,213)	116,715	745
Interest expenses, net	(1,589,399)	(1,716,856)	(16,265,421)	(103,826)
Foreign exchange gain (loss), net	46,666,234	(10,226,794)	22,876,553	146,027
Government grants	-	1,255,000	-	-
Other income (expense), net	132,317	1,159	2,218,288	14,160
LOSS BEFORE INCOME TAXES	(336,339,168)	(256,696,946)	(2,742,231,831)	(17,504,352)
Provision for income taxes
Current	-	-	-	-
Deferred	188,496	-	-	-
Total provision for income taxes	188,496	-	-	-
NET LOSS	(336,150,672)	(256,696,946)	(2,742,231,831)	(17,504,352)
LOSS PER SHARE
Basic	(22.77)	(17.03)	(156.62)	(1.00)
Diluted	(22.77)	(17.03)	(156.62)	(1.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	14,764,646	15,076,900	17,508,597	17,508,597
Diluted	14,764,646	15,076,900	17,508,597	17,508,597

COMPREHENSIVE LOSS
Net loss	(336,150,672)	(256,696,946)	(2,742,231,831)	(17,504,352)
Foreign exchange translation adjustment	-	-	2,885,038	18,416
Comprehensive loss	(336,150,672)	(256,696,946)	(2,739,346,793)	(17,485,936)

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Preference shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Total Shareholders’
	Share	Amount	Share	Amount	Capital	Deficit	Income	Equity	Equity
	JPY		JPY		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2023	13,839,400	100,000,000	-	-	1,702,120,099	(1,593,605,162)	-	208,514,937	1,331,004
Issuance of ordinary shares for cash	1,200,000	781,200,000	-	-	(326,330,981)	-	-	454,869,019	2,903,543
Exercise of share options	37,500	12,281,250	-	-	(10,406,250)	-	-	1,875,000	11,969
Capital reduction to cover deficit	-	(843,481,250)	-	-	843,481,250	-	-	-	-
Net loss	-	-	-	-	-	(336,150,672)	-	(336,150,672)	(2,145,733)
Share based compensation	-	-	-	-	1,616,463	-	-	1,616,463	10,319
Balance, April 30, 2024	15,076,900	50,000,000	-	-	2,210,480,581	(1,929,755,834)	-	330,724,747	2,111,102
Net loss	-	-	-	-	-	(256,696,946)	-	(256,696,946)	(1,638,560)
Balance, April 30, 2025	15,076,900	50,000,000	-	-	2,210,480,581	(2,186,452,780)	-	74,027,801	472,542
Issuance of ordinary shares for cash	175,952	7,389,984	-	-	7,389,984	-	-	14,779,968	94,346
Issuance of warrants for cash	-	-	-	-	975,003,727	-	-	975,003,727	6,223,693
Issuance of ordinary shares and P series preference shares for subsidiaries acquisition	3,049,000	296,624,587	53,051,000	3,390,827,370	3,687,451,957	-	-	7,374,903,914	47,075,856
Issuance of warrants for subsidiaries acquisition	-	-	-	-	1,335,946,093	-	-	1,335,946,093	8,527,678
Exercise of warrants	15,570,835	449,308,353	-	-	(319,741,997)	-	-	129,566,356	827,054
Capital reduction	-	(793,322,924)	-	-	793,322,924	-	-	-	-
Foreign exchange translation adjustment	-	-	-	-	-	-	2,885,038	2,885,038	18,416
Net loss	-	-	-	-	-	(2,742,231,831)	-	(2,742,231,831)	(17,504,352)
Balance, April 30, 2026	33,872,687	10,000,000	53,051,000	3,390,827,370	8,689,853,269	(4,928,684,611)	2,885,038	7,164,881,066	45,735,230

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended April 30, 2024	For the year ended April 30, 2025	For the year ended April 30, 2026	For the year ended April 30, 2026
	JPY	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(336,150,672)	(256,696,946)	(2,742,231,831)	(17,504,352)

Adjustment to reconcile net loss to net cash generated from operating activities:
Issuance costs	-	-	2,006,307,904	12,806,766
Depreciation and amortization expense	1,083,322	2,007,117	24,964,370	159,354
Research and development costs	-	-	2,360,000	15,064
Loan origination fee	231,000	115,500	-	-
Deferred tax expense	(188,496)	-	-	-
Foreign currency exchange loss (gain)	(40,720,270)	10,257,683	-	-
Unrealized loss on digital assets	6,235	161,457	(116,715)	(745)
Interest expense, net	-	-	8,457,374	53,986
Share-based compensation expense	1,616,463	-	-	-

Changes in assets and liabilities:
Accounts receivable	(9,777,013)	31,572,288	276,559	1,765
Contract assets	(40,359,303)	23,150,795	17,208,508	109,846
Prepayments	(5,636,235)	(1,123,138)	369,996	2,362
Short-term deposits	-	-	-	-
Digital assets	699,410	(270,559)	-	-
Other current assets, net	235,977	39,600	(15,507,574)	(98,989)
Income taxes, net	19,002,669	(7,951)	995	6
Value added tax, net	-	-	17,189,429	109,724
Accounts payable	12,866,661	(6,255,144)	(5,903,438)	(37,683)
Contract liabilities	(1,397,470)	-	-	-
Other payables and accrued liabilities	5,319,745	5,315,343	46,799,877	298,735
Lease obligations net cash	(696,250)	-	(1,617,905)	(10,327)
NET CASH USED IN OPERATING ACTIVITIES	(393,864,227)	(191,733,955)	(641,442,451)	(4,094,488)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of time deposit	(100,000,000)	-	-	-
Proceeds from redemption of time deposit	-	100,000,000	-	-
Purchases of property and equipment	(336,193)	(435,091)	(8,028,788)	(51,250)
Purchases of software	-	(31,800,000)	-	-
Acquisitions, net of cash acquired	-	-	(441,635,317)	(2,819,069)
Government grant proceeds	-	20,000,000	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(100,336,193)	87,764,909	(449,664,105)	(2,870,319)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	781,200,000	-	14,779,968	94,344
Issuance of warrants	-	-	975,003,727	6,223,693
Issuance of ordinary shares through exercise of warrants	-	-	129,566,356	827,054
Proceeds from exercise of share options	1,875,000	-	-	-
Proceeds from related party loans	-	-	87,531,661	558,737
Repayments of related party loans	-	-	(58,016,490)	(370,334)
Proceeds from loans	-	-	-	-
Repayment of loans	(24,050,000)	(119,305,000)	(32,441,279)	(207,081)
Proceeds from receivables factoring arrangements	-	-	65,000,000	414,911
Repayments of receivables factoring arrangements	-	-	(65,000,000)	(414,911)
Payments on deferred initial public offering (“IPO”) costs	(114,170,860)	-	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	644,854,140	(119,305,000)	1,116,423,943	7,126,413

EFFECT OF EXCHANGE RATE	40,857,242	(10,257,683)	3,113,475	19,876
CHANGE IN CASH AND RESTRICTED CASH	191,510,962	(233,531,729)	28,430,862	181,482
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	177,886,393	369,397,355	135,865,626	867,264
CASH AND RESTRICTED CASH, AT PERIOD END	369,397,355	135,865,626	164,296,488	1,048,746

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	3,329,689	1,484,085	7,942,339	50,698
Income taxes	(19,147,994)	7,951	89,560	572
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	16,456,602	-	-	-
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	337,911,102	104,379,373	132,810,235	847,761
Restricted cash	31,486,253	31,486,253	31,486,253	200,985
Total cash and restricted cash shown in the statements of cash flows	369,397,355	135,865,626	164,296,488	1,048,746

The accompanying notes are an integral part of these consolidated financial statements.

PERPETUALS.COM LTD.
(formerly Earlyworks Co., Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Organization

Perpetuals.com Ltd. (the “Company”), formerly Earlyworks Co., Ltd., is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. At an Extraordinary General Meeting of shareholders held in Tokyo, Japan on January 16, 2026, the Company’s shareholders approved changing the Company’s name from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd.,” which became effective on January 20, 2026. Historically, the Company has built products, delivered services, and developed solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens, and has primarily generated revenue from software and system development services, consulting and solution services, and sale of NFTs.

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

The Company’s accounts have been prepared assuming that the Company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans have been utilized to finance the working capital requirements of the Company. For the year ended April 30, 2026, the Company had negative cash flow from operating activities of JPY641,442,451 (USD4,094,488). The Company had a working capital deficit of JPY1,827,150,914 (USD11,663,162) as of April 30, 2026. As of April 30, 2026, the Company had JPY132,810,235 (USD847,761) in cash, which is unrestricted as to withdrawal and use. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

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

Management has commenced a strategy to raise debt and equity, including two rounds of issuance of pre-funded warrants and ordinary warrants, as described in Note 14 – Shareholders’ equity. If necessary, the Company will consider additional financing through the issuance of ordinary shares or debt financings and will look into refinancing the Company’s existing debt obligations. However, there can be no assurance that the Company will be successful in securing additional financing or debt on terms favorable to the Company, or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended April 30, 2026 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of . the Company and entities in which the Company has a controlling financial interest. PML and its subsidiaries are included in the consolidated financial statements from January 20, 2026, the date on which the Company obtained control. All material intercompany balances and transactions have been eliminated in consolidation.

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

Accounts receivable and allowance for expected credit losses

Accounts receivable consist primarily of amounts due from customers for services provided. The Company estimates expected credit losses in accordance with ASC 326 using relevant information about historical collection experience, customer creditworthiness, aging, specific customer exposures, current conditions and reasonable and supportable forecasts. Receivables are written off when collection efforts have been exhausted and collection is no longer probable. No allowance for expected credit losses was recognized as of April 30, 2025 and 2026.

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

During the year ended April 30, 2026, the Company obtained JPY65,000,000 (USD414,911) in financing through receivables factoring arrangements with Dual Life Partners. The Company repaid the same amount of principal during the year. The Company accounted for these arrangements as secured borrowings. Related financing charges totaled JPY7,084,800 (USD45,224).

The Company compared the April 30, 2026 receivables’ delinquency status and customer payment performance with the experience underlying its historical loss rates. The Company also reviewed available customer financial information for evidence of reduced repayment capacity. The assessment identified no differences requiring an adjustment to the historical loss rates. As of April 30, 2026, no unpaid factored receivables remained outstanding. Accordingly, the Company recognized no allowance for expected credit losses related to factored receivables.

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

When the initial accounting for a business combination is incomplete at the end of the reporting period in which the combination occurs, provisional amounts are reported for items for which accounting is incomplete. Provisional amounts may be adjusted during the measurement period, not to exceed one year from the acquisition date, for new information about facts and circumstances that existed at the acquisition date. Acquisition-related costs are expensed as incurred, except for costs of issuing debt or equity securities, which are accounted for under the applicable guidance. Acquisition-related expenses of JPY2,006,307,904 (USD12,806,766) were recognized in general and administrative expenses for the year ended April 30, 2026. These comprise JPY670,361,811 (USD4,279,087) of ordinary shares and Series P preference shares issued to a designee that provided consulting services in connection with the Acquisition, and JPY1,335,946,093 (USD8,527,679) representing the fair value of warrants issued to an adviser. These amounts are excluded from the consideration transferred presented above.

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

(1) Software and system development services

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

(2) Consulting and solution services

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

(4) Royalty revenue

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

Share-based compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

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

Concentration of supply

As of April 30, 2025, four vendors accounted for 30.2%, 24.5%, 15.0% and 11.2% of the Company’s accounts payable, respectively. As of April 30, 2026, two vendors accounted for 36.67% and 22.77% of the Company’s accounts payable, respectively. For the year ended April 30, 2024, two vendors accounted for 50.7% and 44.0% of the Company’s total purchases, respectively. For the year ended April 30, 2025, four vendors accounted for 30.3%, 25.6%, 11.9% and 10.0% of the Company’s total purchases, respectively. For the year ended April 30, 2026, three vendors accounted for 61%, 21% and 10% of the Company’s total purchases, respectively.

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

Note 4 – Business Combinations

Overview

On January 20, 2026 (the “Acquisition Date”), the Company completed the transactions contemplated by the Share Exchange Agreement, dated December 28, 2025 (the “Share Exchange Agreement”), by and among the Company, PML, and the shareholders of PML named therein, pursuant to which the Company acquired 100% of the outstanding Class A and Class B ordinary shares of PML. As a result of the transaction, PML became a wholly owned subsidiary of the Company (the “Acquisition”). In connection with the Acquisition, the Company changed its name from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd.,” effective January 20, 2026, following approval by the Company’s shareholders at an extraordinary general meeting held on January 16, 2026.

PML, together with the subsidiaries included in the Acquisition, operates a financial markets infrastructure and technology-services business, including software-as-a-service and related trading-infrastructure technology. PML licenses core technology from PM MTF Ltd. (“MTF”) The SEA granted the Company a put and call option to acquire MTF for the nominal amount of $1,000.

The Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, using the acquisition method of accounting, with the Company as the accounting acquirer. The results of PML’s operations are included in the Company’s consolidated financial statements from the Acquisition Date.

Consideration

The fair value of the consideration transferred is as follows:

JPY
Cash consideration	547,120,001
Ordinary shares issued (American Depositary Shares)	539,322,124
Series P preference shares issued (American Depositary Shares)	6,165,219,979
Deferred cash consideration	1,743,333,735
Total fair value of consideration transferred	8,994,995,839

The deferred cash consideration of JPY1,743,333,735 (USD11,128,136) is payable under the Share Exchange Agreement and is recorded within other payables. Since the Company has established commercial and licensing relationships with MTL, the put and call options provided for in the Share Exchange Agreement were determined to have no fair value at the Acquisition Date. Ordinary shares and Series P preference shares issued as consideration are measured at their Acquisition Date fair value.

Purchase price allocation

The table below presents the acquired PML subgroup’s consolidated carrying amounts as of January 20, 2026. The measurement period under ASC 805 ends on January 20, 2027.

Acquired assets and liabilities	Acquisition-date fair value
JPY
Cash and cash equivalents	106,184,507
Receivables from related parties	57,560,754
Prepayments, consumption tax receivables and other current assets	28,334,214
Property and equipment	129,438,101
Operating lease right-of-use assets	48,151,086
Total assets	369,668,662
Accounts payable, accrued liabilities and other payables	(11,491,786)
Payables to related parties	(162,389,093)
Short-term borrowings	(17,237,279)
Indebtedness to related parties	(578,530,153)
Operating lease liabilities	(48,149,089)
Post-employment benefits liability	(6,270,652)
Mezzanine equity
Virtual Shares	(323,826,972)
Total liabilities and mezzanine equity	(1,147,895,024)
Net liabilities	(778,226,362)
Foreign currency translation adjustment	75,326
Fair value of consideration transferred	8,994,995,839
Acquisition goodwill	9,773,146,875

The acquired subgroup’s historical goodwill is not carried forward as a separately identifiable asset in the Company’s acquisition accounting. Acquisition goodwill is determined as the excess of consideration transferred over the acquisition-date fair value of identifiable net assets acquired. The PML subgroup’s historical equity balances, including accumulated deficit and cumulative translation adjustment, are eliminated in consolidation and are not carried forward into the Company’s post-Acquisition shareholders’ equity. No separately identifiable intangible assets were recognized in the acquisition accounting, and accordingly no deferred tax liability arose on the allocation. The acquired subgroup’s capitalized software of JPY272,292,345 (USD1,738,110) was not recognized as an identifiable asset at the Acquisition Date. Goodwill recognized on the Acquisition is denominated in the functional currencies of the acquired entities and is translated at the closing rate at each reporting date. Goodwill is not deductible for income tax purposes. The measurement period remains open and the allocation is provisional pending completion of the independent valuation.

Results included since the Acquisition Date

The following amounts represent the acquired PML subgroup’s results included in the consolidated statement of operations from the Acquisition Date through April 30, 2026:

January 20, 2026 through April 30, 2026
JPY
Revenue, net	13,200,204
Net loss	(319,862,071)

Acquisition-related expenses

Acquisition-related expenses are expensed as incurred and included in general and administrative expenses, except for costs associated with issuing debt or equity securities, which are accounted for under the applicable U.S. GAAP guidance.

Supplemental pro forma financial information (unaudited)

The following unaudited financial information presents PML’s historical financial position and results of operations on a standalone basis as of the dates and for the periods indicated. All amounts are presented in euros. This information relates solely to PML and does not present the combined pro forma financial position or results of operations of the Company and PML. There were no intercompany transactions between the Company and PML during either of the two years presented.

	As of April 30, 2024	As of April 30, 2025
	Euro	Euro
Cash	204,682-	588,182
Trade accounts receivable, net	-	130,446
Receivables from related parties	1,100-	17,065
Value added tax receivable	13,163	97,265
Other receivables – Sale of Investment	-	17,939
Other receivables	1,133	6,965
Prepayments and other current assets	3,094	11,190

Total current assets	223,172	869,052

Property and equipment, net	-	210,190
Equity method investments	-	64,162
Operating right-of-use assets	-	302,601

Total Non-current assets	-	576,953

Total assets	223,172	1,446,005

Trade accounts payable	(6,627)	(51,261)
Accrued expenses	(9,584)	(62,395)
Value added tax payable	-	(62,769)
Other payables	-	(5,033)
Payables to related parties	(2,037)	(206,382)
Loans to related parties, current	-	(40,250)
Operating lease liabilities, current	-	(106,081)

Total current liabilities	(18,248)	(534,171)

Long-term liabilities:
Loans to related parties, noncurrent	(406,932)	(1,096,679)
Operating lease liabilities, noncurrent	-	(188,350)
Post-employment retirement benefits liability	-	(34,127)

Total non-current liabilities	(406,932)	(1,319,156)

Total liabilities	(425,180)	(1,853,327)

Commitments and contingencies
Mezzanine equity:Participating Convertible Preference Virtual Shares: nil and 470 shares as of April 30, 2024, and 2025, respectively	-	(1,762,357)
Shareholders’ deficit:
Class A Ordinary Voting Shares, par value €1 per share: 2,000 shares authorized, issued, and outstanding as of April 30, 2024 and 2025, respectively	(2,000)	(2,000)
Class B Ordinary Non-Voting Shares, par value €1 per share: nil and 100,000 shares authorized as of April 30, 2024 and 2025, respectively; nil and 18,000 shares issued and outstanding as of April 30, 2024 and 2025, respectively	-	(18,000)
Class C Redeemable Preference Shares, par value €1 per share: nil and 10,000 shares authorized as of April 30, 2024 and 2025, respectively; nil shares issued and outstanding as of April 30, 2024 and 2025	-	-
Additional paid-in capital	-	-
Accumulated deficit	203,818	2,193,439
Accumulated other comprehensive income	190	(3,760)

Total shareholders’ deficit	202,008	2,169,679

Total liabilities, mezzanine equity and shareholders’ deficit	(223,172)	(1,446,005)

	For the year ended April 30, 2024	For the year ended April 30, 2025
	Euro	Euro
Revenue, net	-	(340,581)

Cost of revenue	-	199,440

Gross income	-	(141,141)

General and administrative expenses	193,949	1,388,257
Research and development expenses	-	785,426
Operating Loss	193,949	2,173,683

Interest expenses, net	6,933	127,206
Gain from the sale of controlling interests in ESGCX	-	(179,174)
Impairment of goodwill	-	82,379
Foreign currency remeasurement gain	-	(77,203)
Other (expense) income, net	2,936	1,322

Total other income (expense), net	9,869	(45,470)

LOSS BEFORE INCOME TAXES	203,818	1,987,072

Provision for income tax	-	-

Loss before equity in net loss of equity method investment	203,818	1,987,072

Equity in losses of equity method investee	-	2,549

Net Loss	203,818	1,989,621

Weighted average shares
Basic	2,000	11,541
Diluted	2,000	11,541
Loss per share (basic)	101.91	172.40
Loss per share (diluted)	101.91	172.40

Other comprehensive loss:
Foreign currency translation adjustments	190	(3,950)
Release of cumulative translation adjustment upon disposal of a foreign subsidiary

Total comprehensive loss	204,008	1,985,671

Note 5 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended April 30, 2024, 2025 and 2026:

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	125,618,177	375,349,324	158,907,578	1,014,347
Consulting and solution services	2,800,620	65,011,839	97,388,932	621,658
Sale of NFTs	50,936,854	-	-	-
Royalty revenue	-	-	4,682	30
Total operating revenues	179,355,651	440,361,163	256,301,192	1,636,035

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Accounts receivable	9,139,641	8,863,082	56,575
Less: Allowance for expected credit loss	-	-	-
Accounts receivable, net	9,139,641	8,863,082	56,575

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
At cost:
Buildings	-	32,052,686	204,598
Land	-	48,878,627	312,000
Vehicles	-	82,150,770	524,381
Computer hardware and equipment	-	48,802,405	311,519
Furniture, fixtures and office equipment	3,994,348	12,366,424	78,938
Leasehold improvements	-	523,678	3,343
Total cost	3,994,348	224,774,590	1,434,779
Accumulated depreciation	(3,066,490)	(109,786,295)	(700,780)
Property and equipment, net	927,858	114,988,295	733,999

The acquired PML subgroup had property and equipment with a consolidated carrying amount of JPY129,438,101 (USD826,236) as of the January 20, 2026 Acquisition Date. Depreciation expense for the years ended April 30, 2024, 2025 and 2026 was JPY1,083,322, JPY827,117 and JPY21,830,096 (USD139,346), respectively.

Note 8 – Intangible assets

The components of intangible assets as of April 30, 2025 and 2026 are as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Intangible assets subject to amortization
Legacy software - cost*	11,800,000	11,800,000	75,322
Accumulated amortization - legacy software	(1,180,000)	(3,540,000)	(22,596)

Total intangible assets, net	10,620,000	8,260,000	52,726

*	During the year ended April 30, 2025, the Company purchased software with an original purchase price of JPY31,800,000 (USD222,954). In connection with the purchase, the Company received a government grant of JPY20,000,000 (USD140,223). The grant was offset against the gross acquisition cost, resulting in a net cost basis of JPY11,800,000 (USD82,731). The software is amortized on a straight-line basis over five years.

Amortization expense recognized for the years ended April 30, 2024, 2025 and 2026 was nil JPY1,180,000 and JPY2,360,000 (USD15,064), respectively. The Company’s legacy software is amortized on a straight-line basis over an estimated useful life of five years.

The 2026 amount recognized relates to the Company’s legacy software.

Estimated amortization of the Company’s legacy software is as follows:

Years ending April 30,	JPY	USD
2027	2,360,000	15,064
2028	2,360,000	15,064
2029	2,360,000	15,064
2030	1,180,000	7,532
2031	-	-
Thereafter	-	-
Total	8,260,000	52,726

Note 9 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	JPY	JPY	USD
Salary and benefit payables	19,420,822	31,562,991	201,474
Consumption tax payable	12,430,909	1,096,304	6,998
Professional service fee	8,296,135	47,661,181	304,233
Communication costs	5,068,589	2,983,598	19,045
Advertisement	2,233,000	-	-
Withholding tax	1,557,198	1,149,463	7,337
Outsourced research and development costs	1,214,400	10,145,089	64,759
Corporate business tax	950,000	950,000	6,064
Resident tax for employees	511,900	220,000	1,404
Other	783,450	6,399,599	40,851
	52,466,403	102,168,225	652,165

Professional service fees include JPY23,368,519 (USD149,167) of due diligence fees accrued in the year ended April 30, 2026. Others mainly consist of other payables and accruals of the subsidiaries acquired during the year, including accrued interest, accrued contract labor costs and credit card balances.

Note 10 – Borrowings

As of April 30, 2026, the Company had total third-party borrowings of JPY33,859,000 (USD216,131), of which JPY15,204,000 (USD97,051) was current and JPY15,204,000 (USD97,051) was non-current. Outstanding balances of borrowings are as follows:

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

Interest expense on the parent company’s third-party bank loans for the years ended April 30, 2024, 2025 and 2026 amounted to JPY3,427,580, JPY1,770,933 and JPY891,496 (USD5,691), respectively. The maturity schedule below relates to the parent company’s JPY33,859,000 (USD216,131) of bank loans.

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

At the January 20, 2026 Acquisition Date, the acquired PML subgroup had operating lease right-of-use assets with a consolidated carrying amount of JPY48,151,086 (USD 307,360) and operating lease liabilities of JPY48,149,089 (USD 307,348), consisting of JPY20,116,236 (USD 128,407) current and JPY28,032,853.

As of April 30, 2026, consolidated operating lease right-of-use assets were JPY55,620,856 (USD355,042), and operating lease liabilities were JPY54,862,622 (USD350,202), consisting of JPY28,143,016 (USD 179,644) current and JPY26,719,606 (USD 170,558) non-current.

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

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of April 30, 2026 is as follows:

	Operating Leases
	JPY	USD
2027	29,279,335	186,897
2028	21,369,048	136,404
2029	9,473,051	60,469
Total lease payments	60,121,434	383,770
Less imputed interest	(5,258,812)	(33,568)
Present value of operating lease liabilities	54,862,622	350,202
Less: current obligation	(28,143,016)	(179,644)
Long-term obligation as of April 30, 2026	26,719,606	170,558

Supplemental disclosure related to operating leases were as follows:

	For the year ended April 30, 2026
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	9,686,243	61,830
Weighted average remaining lease term of operating leases	2.22 years
Weighted average discount rate of operating leases	7.38%

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

Income (loss) before income taxes

The components of loss before income taxes are as follows:

For the years ended April 30,	2024	2025	2026	2026
	JPY	JPY	JPY	USD
Domestic (Japan)	(336,339,168)	(256,696,946)	(2,422,369,760)	(15,462,593)
Foreign	-	-	(319,862,071	(2,041,759)
Total loss before income taxes	(336,339,168)	(256,696,946)	(2,742,231,831)	(17,504,352)

Provision for income taxes

The significant components of the provision for income taxes are as follows:

For the years ended April 30,	2024	2025	2026	2026
	JPY	JPY	JPY	USD
Current income tax expense (benefit)	-	-	-	-
Deferred income tax expense (benefit)	(188,496)	-	-	-
Total provision for income taxes	(188,496)	-	-	-

Income tax rate reconciliation

For FY2026, the Company uses the Japanese national statutory income tax rate applicable to the parent company, its jurisdiction of domicile, as the starting point for the reconciliation. The rate reconciliation is presented using the categories required by ASU 2023-09.

Year ended April 30, 2026	JPY	%	USD
Tax at Japanese statutory income tax rate	(948,537,990)	34.6%	(6,054,755)
State and local income tax, net of national income tax effect	-	-	-
Foreign tax effects	43,461,618	(1.6)%	277,426
Effect of changes in tax laws or rates	-	-	-
Effect of cross-border tax laws	-	-	-
Tax credits	-	-	-
Changes in valuation allowances	187,858,423	(6.9)%	1,199,147
Nontaxable or nondeductible items – acquisition-related expense	699,430,848	(25.5)%	4,464,642
Outside-basis / related-company share basis difference	-	-	-
Other nontaxable or nondeductible items	745,830	0.0%	4,761
Other	17,041,271	(0.6)%	108,779
Effective income tax rate / provision	-	-	-

The comparative FY2024 and FY2025 rate reconciliations, prior to adoption of ASU 2023-09, were as follows:

Year ended April 30,	2024	2025
Japanese statutory income tax rate	34.6%	34.6%
Deferred IPO costs	11.8%	—
Non-taxable income	1.0%	—
Valuation allowance	(45.9)%	(33.4)%
Share-based compensation	(0.2)%	—
Non-deductible compensation	—	—
Others	(1.2)%	(1.2)%
Effective tax rate	0.1%	0.0%

Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for temporary differences and tax loss carryforwards and are measured using enacted tax rates expected to apply when the related amounts are recovered or settled. The April 30, 2025 comparative amounts below reflect the parent company.

As of April 30,	2025	2026	2026
	JPY	JPY	USD
Japan tax loss carryforwards	438,955,724	565,712,853	3,611,087
Other Japan temporary differences	29,932,840	35,177,137	224,544
Foreign tax loss carryforwards	-	144,895,706	924,906
Foreign / other deferred tax assets	-	55,260,105	352,739
Gross deferred tax assets	468,888,564	801,045,801	5,113,276
Valuation allowance	(466,899,408)	(784,807,452)	(5,009,623)
Deferred tax assets, net	1,989,156	16,238,349	103,653
Parent / other deferred tax liabilities	(1,989,156)	(3,854,002)	(24,601)
Foreign / other deferred tax liabilities	-	(12,384,347)	(79,052)
Deferred tax liabilities	(1,989,156)	(16,238,349)	(103,653)
Net deferred tax asset (liability)	-	-	-

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

The Virtual Shares also include a liquidation preference that is separate from the Virtual Preferred Dividend and the 8% annual non-compounding interest. As of April 30, 2026, no liquidity event occurred. The Company classified Virtual Shares as mezzanine equity as of April 30, 2026, because settlement may occur upon a liquidity event that is not solely within the Company’s control. The Company did not classify the Virtual Shares as liabilities under ASC 480 and did not recognize a liability for the Virtual Preferred Dividend or liquidation preference as of April 30, 2026. The carrying amount of the Virtual Shares was JPY 323,826,972 (USD 2,067,069) as of April 30, 2026.

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

Note 14 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. As of April 30, 2025 and 2026, the number of outstanding shares is 15,076,900 and 33,872,687, respectively.

During the year ended April 30, 2026, the Company issued 175,952 ordinary shares in a private placement, 15,570,835 ordinary shares upon exercises of pre-funded, investor and placement-agent warrants, and 3,049,000 ordinary shares in connection with the acquisition of PML. The resulting share-count rollforward is presented below.

On August 27, 2025, the Company entered into an investment agreement with a non-U.S. investor to issue 175,952 ordinary shares at JPY84 (USD0.54) per share for gross proceeds of JPY14,779,968 (USD94,344). The private placement closed on September 16, 2025.

On April 30, 2026, the Company completed the issuance of 3,049,000 ordinary shares to former shareholders of PML in connection with the Acquisition.

Ordinary share activity	Shares
Balance, April 30, 2025	15,076,900
Private placement	175,952
Warrant exercises	15,570,835
Shares issued in connection with Acquisition	3,049,000
Balance, April 30, 2026	33,872,687

Series P preference shares

In connection with the acquisition of PML, the Company issued 53,051,000 Series P preference shares during the year ended April 30, 2026. As of April 30, 2026, 53,051,000 Series P preference shares were issued and outstanding, with a carrying amount of JPY3,390,827,370 (USD21,644,500). See Note 4 for additional information regarding the Acquisition.

Capital reduction

On April 30, 2026, the Company’s shareholders approved an amendment to its equity structure whereby the Company reduced capital associated with ordinary shares with a corresponding increase to additional paid-in capital of JPY793,322,924 (USD 5,063,979) with an effective date of April 30, 2026 in order to lessen the Company’s tax and administrative costs and ensuring the Company maintains flexibility in its capital structure. There was no net effect in the Company’s net assets as a result of this transaction.

Warrants

On October 15, 2025, the Company completed the initial closing of private placement offering whereby the Company sold and issued to several investors in an initial closing (i) pre-funded warrants of the Company to purchase up to an aggregate of 12,019,235 ordinary shares, at an exercise price of $0.0001 per ordinary share, with each ordinary share representing one-fifth American Depositary Shares of the Company (“ADSs”), and (ii) warrants of the Company to purchase up to an aggregate of 12,019,235 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.544 per ordinary share, for a total purchase price of $5,000,001.76.

The warrants were immediately exercisable on the date of issuance and will expire when exercised in full and the ordinary warrants were immediately exercisable and expire on October 9, 2030. Each investor’s ability to exercise the warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions.

The Company engaged Alexander Capital L.P. as the Company’s placement agent for the offering and issued to Alexander an ordinary warrant to purchase up to 480,770 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.416 per ordinary share, which are immediately exercisable and expire five years from issuance.

Net cash proceeds of JPY653,075,244 (USD 4.17 million) from the issuance of pre-funded warrants after deducting placement agent fees and other expenses of the offering, was credited to the additional paid-in capital account on the balance sheet.

On November 18, 2025, the Company completed a second closing for a private placement offering (i) pre-funded warrants of the Company to purchase up to an aggregate of 5,000,000 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.0001 per ordinary share, and (ii) ordinary warrants of the Company to purchase up to an aggregate of 5,000,000 ordinary shares, at an exercise price of $0.544 per ordinary share, with each ordinary share representing one-fifth American Depositary Shares of the Company (“ADSs”), for a total purchase price of $2,080,000.

The warrants were immediately exercisable on the date of issuance and will expire when exercised in full and the ordinary warrants were immediately exercisable. Each investor’s ability to exercise the warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions.

The Company engaged Alexander Capital L.P. as the Company’s placement agent for the offering and issued to Alexander an ordinary warrant to purchase up to 200,000 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.416 per ordinary share, which are immediately exercisable and expire five years from issuance.

Net cash proceeds of JPY321,931,200 (USD 2.05 million) from the issuance of warrants, after deducting placement agent fees and other expenses of the offering, was credited to additional paid-in capital on the balance sheet.

On January 20, 2026, the Company issued Sigma9 Capital Ltd. warrants to purchase 2,500,000 ADSs, representing 12,500,000 ordinary shares. The warrants are exercisable at US$5.00 per ADS and have a three-year term.

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

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price JPY	Weighted- average remaining contractual term Years	Aggregate intrinsic Value JPY
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, April 30, 2025	1,020,000	2.00	3.8	52.5
Vested at April 30, 2025	1,020,000	2.00	3.8	52.5
Exercisable at April 30, 2025	1,020,000	2.00	3.8	52.5

	Number of options	Weighted- average exercise price JPY	Weighted- average remaining contractual term Years	Aggregate intrinsic Value JPY
Outstanding, April 30, 2025	1,020,000	2.00	3.8	52.5
Granted	-	-	-	-
Forfeited	(1,020,000)	2.00	-	-
Outstanding, April 30, 2026	-	2.00	2.8	251.2
Vested at April 30, 2026	-	2.00	2.8	251.2
Exercisable at April 30, 2026	-	2.00	2.8	251.2

	Number of options	Weighted- average exercise price USD	Weighted- average remaining contractual term Years	Aggregate intrinsic Value USD
Outstanding, April 30, 2025	1,020,000	0.01	3.8	0.3
Granted	-	-	-	-
Forfeited	(1,020,000)	0.01	-	-
Outstanding, April 30, 2026	-	0.01	2.8	1.6
Vested at April 30, 2026	-	0.01	2.8	1.6
Exercisable at April 30, 2026	-	0.01	2.8	1.6

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

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price JPY	Weighted- average remaining contractual term Years	Aggregate intrinsic Value JPY
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Granted	-	-	-	-
Forfeited	(1,960,000)	50	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2025	-	-	-	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, April 30, 2026	-	-	-	-

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

Related-party balances

Amounts due from and due to related parties were as follows:

	Nature of transaction	April 30, 2025	April 30, 2026	April 30, 2026
		JPY	JPY	USD
Receivables from related parties
PM MTF Ltd.	Receivables from related parties arising from licensing arrangements, royalties, and advances made on behalf of PM MTF Ltd for payroll and other operating expenses	-	57,047,550	364,149
Total receivables from related parties			57,047,550	364,149
Payables to related parties
Patrick Gruhn	Amounts payable to a director for acquisition of Kephas Corporation	-	162,343,156	1,036,277
Panagiota Ziourti	Amounts payable to a director for purchases of office supplies	-	45,937	293
Total payables to related parties		-	162,389,093	1,036,570
Loans to related parties, noncurrent
Lorem Ipsum RM UG GmbH	Loan principal and accrued interest under an unsecured, subordinated financing facility.	-	400,651,190	2,557,457
Patrick Gruhn	Funding advances received from a director.	-	216,004,619	1,378,811
Total loans to related parties, noncurrent		-	616,655,809	3,936,268

Receivables from related parties as of April 30, 2026 principally represent JPY 57,047,550 (USD 364,149) due from PM MTF Ltd. The balance includes amounts due to PML in respect of licensing arrangements, royalties, and advances made on behalf of PM MTF Ltd for payroll and other operating expenses. PM MTF Ltd was formerly a wholly owned subsidiary of PML. On November 28, 2025, PM MTF Ltd.’s board approved the transfer of PML’s entire shareholding to five transferees, including Patrick Gruhn, Panagiota Ziourti and Lorem Ipsum RM UG. Accordingly, PM MTF Ltd. was not a subsidiary of the Company at the Acquisition Date and the receivable is not eliminated on consolidation.

Payables to related parties as of April 30, 2026 comprise JPY 162,343,156 (USD 1,036,277) due to Patrick Gruhn, a director of the Company, in connection with the acquisition of Kephas Corporation. The remaining balance of JPY 45,937 (USD 293) is payable to Panagiota Ziourti, a director of the Company, in respect of purchases of office supplies.

Loans to related parties, noncurrent includes amounts due to Lorem Ipsum RM UG GmbH and Patrick Gruhn.

Lorem Ipsum RM UG GmbH facility

The Company has an unsecured loan facility with Lorem Ipsum RM UG GmbH with a maximum principal amount of JPY 367,493,000 (USD 2,345,800). The facility is subordinated to PML’s other obligations, bears interest at 7% per annum and is repayable in full on November 16, 2028, with prepayment permitted without penalty. As of April 30, 2026, JPY 367,493,000 (USD 2,345,800) of principal and JPY 33,158,190 (USD 211,657) of accrued interest were outstanding. The principal was fully drawn before the Acquisition Date. Interest of JPY 8,457,374 (USD 53,986) accrued from the Acquisition Date through April 30, 2026.

Patrick Gruhn balances at Kephas Corporation

As of April 30, 2026, the Company had JPY 216,004,619 (USD 1,378,811) in amounts owing to Patrick Gruhn, included in loans to related parties, noncurrent in the accompanying consolidated balance sheet. During the year ended April 30, 2026, Patrick Gruhn advanced the Company an aggregate JPY 59,531,661 (USD 380,005) and the Company repaid amounts of JPY 30,016,490 (USD 191,603).

Loan from Satoshi Kobayashi

During the year ended April 30, 2026, Satoshi Kobayashi, a director and significant shareholder of the Company, advanced an aggregate of JPY123,000,000 (USD 785,140) to the Company on an unsecured, non-interest-bearing basis. The loan was repaid in full on April 30, 2026 and no amount remained outstanding at year end.

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

Other Matters

On April 22, 2026, James Warren filed an action against the Company’s subsidiary, Kephas Corporation, and Patrick Gruhn in the United States District Court for the District of Oregon alleging unpaid overtime wages and penalty wages under Oregon law, alleged unpaid overtime wages and liquidated damages under federal law, failure to pay final wages and penalty wages under Oregon law, and retaliation and whistleblower retaliation under Oregon law. The matter was pending as of April 30, 2026. No provision for this matter has been separately recorded in the consolidated financial statements. The ultimate outcome of the proceeding cannot presently be determined from the information available to the Company.

On February 18, 2025, Ronald R. Thomson filed an action against Ryan Braswell, Patrick Gruhn, and Kephas Corporation in the Circuit Court of the State of Oregon for the County of Deschutes. An amended complaint was filed on February 18, 2025. The action alleges claims against defendants Braswell and Gruhn of trespass, invasion of privacy and security, and nuisance and asserts that the plaintiff suffered emotional distress. The claim asserts that defendant Braswell was an employee of Kephas Corporation at the time of the alleged wrongful acts and seeks to hold Kephas Corporation liable for defendant Braswell’s actions. The matter was pending as of April 30, 2026. No provision for this matter has been separately recorded in the consolidated financial statements. The ultimate outcome of the proceeding cannot presently be determined from the information available to the Company.

On April 2, 2025, Rachel Ann Thompson filed an action against Patrick Gruhn, Daniel Bentley, and Kephas Corporation in the Circuit Court of the State of Oregon for the County of Deschutes alleging wrongful termination. The case was dismissed without prejudice to refile on March 23, 2026. As of April 30, 2026, the matter is still open, as Kephas Corporation is awaiting an award of its attorney fees. The ultimate outcome of the proceeding cannot presently be determined from the information available to the Company.

On May 2026, Rachel Ann Thompson refiled her claims against the defendants Patrick Gruhn, Daniel Bentley, and Kephas Corporation wherein the plaintiff seeks damages for her alleged wrongful termination. The plaintiff has not yet served her complaint on any of the defendants. The ultimate outcome of the proceeding cannot presently be determined from the information available to the Company.

On November 14, 2024, Modulus Global, Inc. filed a lawsuit in the U.S. District Court for the District of Arizona against Patrick Gruhn, Brandon Williams, Kephas Corporation, Stephen Stephens, WIB Technologies Inc., and DAAG USA LLC. On April 1, 2025, Modulus filed a First Amended Complaint asserting claims for federal trade-secret misappropriation under the Defend Trade Secrets Act, Arizona trade-secret misappropriation, civil conspiracy, and fraud. Modulus alleged, among other things, that certain defendants improperly disclosed, used, or facilitated the use of Modulus’s proprietary exchange software, source code, and other confidential information in violation of contractual and other obligations. Modulus did not specify a dollar amount of damages in the First Amended Complaint, instead stating that its damages were “in an amount to be proven at trial.” Modulus sought damages for its alleged actual loss and any resulting unjust enrichment, a reasonable royalty for the alleged unauthorized misappropriation, punitive and exemplary damages, an injunction prohibiting further distribution of its alleged trade secrets, attorneys’ fees and costs, post-judgment interest, and such other relief as the court deemed appropriate. On February 13, 2026, the Court dismissed the claims against Brandon Williams, Kephas Corporation, and WIB Technologies Inc. for lack of personal jurisdiction and dismissed the claims against DAAG USA LLC on the same basis, with leave to amend. The Court denied the motions to dismiss filed by Patrick Gruhn and Stephen Stephens. The action was subsequently dismissed without prejudice. The dismissal was not an adjudication on the merits of Modulus’s claims.

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

Related party loans

The Company borrowed a total of JPY40,000,000 (USD255,330) from its Representative Director, Satoshi Kobayashi subsequent to year end, in two tranches as follows: (a) The first tranche of JPY13,000,000 (USD82,982) was made on July 21, 2026, with a repayment due date of October 31, 2026; and (b) the second tranche of JPY27,000,000 (USD172,348) has a repayment due date of September 15, 2026.

Co-CEO Patrick Gruhn provided interest free loan to Kephas Corp. on July 27, 2026 for JPY21,149,406 (USD135,000) and on June 11, 2026 for JPY46,998,680 (USD300,000), repayable no later than April 30, 2027.

Except as disclosed above, the Company has not identified any other material subsequent events requiring disclosure through the date these consolidated financial statements were available to be issued.